FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS
SECURING THE FUTURE
ANNUALREPORT2007

GOLD FIELDS 2007
CONTENTS
Vision, Mission and Highlights
01
Gold Fields Profile
02
Financial Highlights
03
Market Information Key Indicators
04
Performance Measurement
05
Message from the Chairman
06
Board of Directors
10
Executive Committee
12
Chief Executive Officer’s Review
14
Operational Excellence
25
Growing Gold Fields
71
Mineral Resources and Reserves
82
Sustainable Development
91
Corporate Governance
144
Index to Annual Financial Statements
151
Shareholders’ Information
245
Global Reporting Initiative
251
Notice of Annual Genera Meeting
254
Administration and Corporate Information
261
Glossary of Terms
262
Form of Proxy – Attached
SCOPE OF THIS REPORT
Gold Fields is the world’s fourth largest producer of gold. It is listed on the JSE Securities Exchange, the
NYSE, as well as the Dubai International Financial Exchange (DIFX). The Sustainable Development (SD)
section of the report covers the activities of our subsidiaries as well as parts of our exploration work for the year ending 30 June 2007. While mention is made of the activities at the newly acquired South Deep operations and the Cerro Corona Project in Peru, neither has yet been included in the data series or incident reporting statistics presented in this report except for South Deep Occupational Health and
Safety data.

GOLD FIELDS 2007

GOLD FIELDS
VISION
To be a leading, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.
GOLD FIELDS
MISSION
Gold Fields is intent on achieving outstanding returns for investors with motivated employees committed to optimising existing operations and aggressively pursuing and developing additional world-class deposits, promoting mutually beneficial relationships and applying best practice technology.
GOLD FIELDS
HIGHLIGHTS
•
Attributable gold production of 4.0 million ounces
•
Total cash costs at R87,070 per kilogram (US$376 per ounce)
•
R22.2 billion acquisition of South Deep completed
•
South African new-order mining licences granted for Driefontein, Kloof and Beatrix
•
Significant progress on Cerro Corona project
•
Operating profit up 51 per cent to R7,746 million
•
Net earnings up 53 per cent to R2,363 million

GOLD FIELDS 2007

THE COMPLETE GOLD COMPANY
Gold Fields Limited is one of the world’s largest
unhedged producers of gold, providing investors
with maximum leverage to the gold price.
Gold Fields has attributable production of 4.0 million
ounces per annum, mineral reserves of 94 million
ounces and mineral resources of 252 million ounces.
The Group employs some 47,000 permanent
employees across its operations and is listed on the
JSE Limited South Africa (primary listing), the New
York Stock Exchange (NYSE) as well as the Dubai
International Financial Exchange (DIFX).
GOLD FIELDS
PROFILE

GOLD FIELDS 2007

FINANCIAL
HIGHLIGHTS
United States Dollars
South African Rand
Restated
2
Restated
2
June
June
June
June
2006
2007
2007
2006
4,074
4,024
oz (000)
Gold produced
1
kg
125,148
126,712
330
376
$/oz
Total cash costs
R/kg
87,070
67,988
49,366
52,166
000
Tons milled
000
52,166
49,366
524
638
$/oz
Revenue
R/kg
147,623
107,918
30
32
$/ton
Operating costs
R/ton
234
193
803
1,076
$m
Operating profit
Rm
7,746
5,139
35
39
%
Operating margin
%
39
35
241
328
$m
Net earnings
Rm
2,363
1,544
49
59
US c.p.s.
SA c.p.s.
423
313
233
304
$m
Headline earnings
Rm
2,188
1,492
47
54
US c.p.s.
SA c.p.s.
392
303
217
319
$m
Net earnings excluding gains and
Rm
2,298
1,386
44
57
US c.p.s
losses on foreign exchange,
SA c.p.s
412
281
financial instruments and
exceptional items
F2005 F2006 F2007
0
1
2
3
4
5
6
7
8
OPERATING PROFIT
F2005 F2006 F2007
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
ATTRIBUTABLE GOLD
PRODUCTION
F2005 F2006 F2007
0
2
4
6
8
10
12
14
16
18
20
REVENUE (Rbn)
(Rbn)
(Rbn) (Moz)
F2005 F2006 F2007
0
50
100
150
200
250
300
350
400
450
EARNINGS PER SHARE
(SA cents)
Net earnings excluding gains and losses on financial
instruments, foreign exchange and exceptional items
1
1
1
Attributable – All companies wholly-owned except for Ghana (71.1%) and Choco 10 (95%)
2
Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised

GOLD FIELDS 2007

MARKET INFORMATION
KEY
INDICATORS
Average for the year
R/$7.20
GOLD R147,623 kg
GOLD US$638 oz
Dividend declared
185 SA cps
25 US cps
2002 2003
2004
2005
2006
2007
0
4
8
12
16
20
24
28
Share
price
US$
GEOGRAPHIC SHAREHOLDER SPLIT
North America
South Africa
UK and Europe
Asia Pacific and Middle East
50%
24%
24%
2%
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range – Year
ZAR107.20 – ZAR173.80
– at end June 2007
652,158,066
Average Volume – Year
2,580,000 shares/day
Free Float
100%
NYSE – (GFI)
ADR Ratio
1:1
Range – Financial Year
US$15.81 – US$24.48
Bloomberg/Reuters
GFISJ/GFLJ.J
Average Volume – Year
2,304,500 shares/day

GOLD FIELDS 2007

PERFORMANCE
MEASUREMENT
2007 OBJECTIVES VERSUS ACTUAL
Objectives
Achieved
Comment
Total attributable gold production for the Group
declined by 1 per cent.
The South African operations declined 0.4 per
cent to 2.65 million ounces while international
operations declined 2.5 per cent to 1.38 million
ounces.
To marginally increase gold
production over F2006
South African production was lower year on
year due to a deliberate decision to reduce
mining volumes at Driefontein 4 shaft as a
result of safety concerns. International
production was negatively affected by
shortfalls at Choco 10 and lower production
at Damang.
Development rates at the South African
operations increased year on year by
14 per cent.
To increase the development
rates at the South African
operations
For F2008, R1.3 billion will be spent on
increasing development at all South African
shafts.
The drive towards Operational Excellence is
well entrenched with the Mining School of
Excellence being fully operational. The Tactics
and Strategy Drive is focused on implementing
appropriate technology to improve the flow of
reef, men, equipment and material.
To continue productivity
improvement programmes
The Group will continue to advance productivity
through various team mobilisation initiatives in
place at the mines and improve working
practices through applying operational
management principles combined with the
theory of constraints.
The Driefontein 9 sub-vertical shaft depth
extension project and the Kloof Extension Area
(KEA) decline project were approved during the
year.
To pursue mine-deepening
opportunities on the
South African mines
The decline for the KEA Project was placed on
hold during F2007 following the acquisition of
South Deep and based on results of additional
ongoing surface drilling work. The Driefontein
project is on track with pre-sinking underway
and first blast anticipated for late calendar
2007.
Cumulative project commitments reached
US$282 million with cash expenditure on
construction to date of US$216 million.
To advance significantly
the development of the
Cerro Corona Project
Completion of the project remains on track for
January 2008 with ore treatment commencing
in the same month.
Total cash costs for the Group increased by
14 per cent to US$376 per ounce as a result of a
reduction in production and above-inflation cost
increases for key inputs such as fuel and labour,
and the inclusion of South Deep’s cost.
To contain costs in line with
inflation
The focus for F2008 will remain on continued
improvement initiatives around total cost
leadership and productivity enhancement.
A Bankable Feasibility Study on Essakane is
due for completion in the first quarter of F2008.
Gold Fields entered into a strategic alliance
with Sino Gold in China and also entered into
joint ventures with GoldQuest in the Dominican
Republic and with Buenaventura in Peru. A new
equity investment and joint venture option was
concluded early in F2007 with Lero Gold Corp
relating to their Talas prospect in Kyrgyzstan.
To exploit further
international exploration
opportunities
Gold Fields is committed to achieving its target
set in 2004 of adding an additional 1.5 million
ounces of international production by end of
F2009.
For F2008, Gold Fields will spend between
US$60 million and US$65 million on
greenfields and brownfields exploration.
Acquiring and retaining skilled labour is currently
addressed through a multi tiered-strategy
focusing on: re-investing in the employee
benefits structure, re-engineering of skilled
employee work flow, the standardisation and
alignment of production bonuses, and large-
scale training partnership initiatives such as the
Gold Fields Business and Leadership Academy
(GFBLA).
To develop further strategies
for acquiring and retaining
skilled labour
To address the skills shortage in South Africa,
educational and development facilities within
the Group were centralised within GFBLA.
Gold Fields, via GFBLA, is negotiating with the
South African government-sponsored Joint
Initiative on Priority Skills Acquisition (JIPSA) to
help train several thousand artisans over the
next five years to improve skills supply and
promote employment at a national, and not just
at Group level.

GOLD FIELDS 2007

MESSAGE FROM
THE
CHAIRMAN
Possessing some of the largest gold reserves
and resources in the world gives Gold Fields
a unique edge over its peer group by obviating
the need, sometimes at significant premiums,
to replenish reserves under pressure.

GOLD FIELDS 2007

In my message last year, I stated that Gold Fields had
entered the third phase of its development as a global
player.
I am pleased to report that we have built on
that and view future growth with confidence. With the
acquisition of South Deep and the development of
Cerro Corona and Choco 10 in F2007, Gold Fields has
taken a significant step forward by firmly consolidating
its South African position while expanding its
international footprint.
In F2007, the Group delivered an encouraging set of
results in what was a challenging year for the gold sector,
both in South Africa and internationally. Although gold
production declined marginally, this was more than offset
by the higher gold price which increased year on year by
37 per cent to R147,623 per kilogram (US$638 per ounce).
This translated into an increase in operating profit to
R7,746 million (US$1,076 million) with net earnings up
53 per cent from R1,544 million (US$241 million) to
R2,363 million (US$328 million).
Group operating margins remained robust, increasing
from 35 to 39 per cent during F2007.
As envisaged, the gold price continued its upward trend
allowing the industry to recover from the adverse
international economic cycle of the previous years, when
low gold prices constrained investment and exploration to
some extent. The Group is making full use of this recovery
to accelerate the completion of projects, make further
mining improvements and drive up productivity and
development to protect profitability against future cyclical downturns in the gold price.
Furthermore, through our acquisition of South Deep, we
have secured the long-term position of Gold Fields as a
major producer.
South Deep, with its proximity to our Kloof operation
on the West Wits, creates a 44 million ounce reserve
complex that optimally positions Gold Fields to realise its
value over the long term. The successful integration of
South Deep into our South African operations will
consolidate our South African base, more than balancing
production declines as our West Wits assets start aging
after 2012.
Possessing some of the largest gold reserves and
resources in the world also gives Gold Fields a unique
edge over its peer group by obviating the need, sometimes
at significant premiums, to replenish reserves under
pressure. There is a growing market realisation that global
gold reserves and resources have gradually declined due
to the steady depletion of historically significant mega-
mines. Consequently, the gold sector is experiencing a
corresponding scramble for new resources as production
from the traditional regions declines.
While not immune to the need to replenish resources,
Gold Fields, due to the quality of its assets, has been able to negate much of the risk associated with the ‘growth-at-
any-cost’ approach. By focusing on meaningful growth
from a limited number of high-quality projects, the Group
has avoided the capacity dilution and growing overheads
that can accompany indiscriminate operational diversity.
Gold Fields has always retained its preference for ‘bolt-on’
acquisitions with assets that can be grown into long-life
high-quality mines over time, such as Tarkwa, which we
have grown from a production of 55,000 ounces per
annum in F1998 to its present 700,000 ounces per
annum. The Group has, therefore, explicitly avoided a
strategy of growing for growth’s sake. This differentiates
it from some of its peers.
A number of factors have led to the disenchantment of
some investors with the gold sector. The most significant

GOLD FIELDS 2007

include the excessive acquisition premiums being paid
by some producers with a dire need to replenish
resources, the lack of real growth amongst some senior
gold producers, and the shifting of exploration activities
into new, less understood and unexplored regions with
the attendant risks. However, the largest driver by far of
this negative sentiment towards the gold sector has
been the increase in costs for key inputs and technical
skills. On a unit cost basis, these increases have been
exacerbated by declining yields resulting in margin
performances that have been proportionately less than
gold price increases. In this context, the biggest
challenge facing gold mining companies is to improve
their management of yields and operating costs. It is
imperative to adopt more innovative and flexible
approaches to realising value.
Gold Fields continues to develop its relationship with
suppliers and service providers to manage inflationary
pressures on all operations more effectively. Similarly,
the scale of the Gold Fields Business and Leadership
Academy’s (GFBLA) human capital development
programme is designed to exceed Gold Fields’
immediate needs to cushion the Group from the
growing demands for skilled manpower at all levels.
Furthermore, GFBLA is negotiating with the South
African government-sponsored Joint Initiative on
Priority Skills Acquisition (JIPSA) to help train several
thousand artisans over the next five years. Gold Fields
is also standardising employment and service benefits
throughout the Group to support Gold Fields’ branding
as an employer of choice. The ability to attract,
develop and retain candidates from all segments of
South African society and from the international talent
pool, will remain a critical factor if we are to maintain
the Group’s operational continuity.
Despite the concerns of some market commentators
Gold Fields, as a leading global gold producer and a
member of the World Gold Council, welcomes the
introduction of gold Equity Trading Funds (ETFs) as a
positive development. Far from cannibalising the
investment market for gold equities and contributing to the
de-rating of the sector, they have in my view, opened up
gold equities to a range of new investors who previously
might not have considered direct gold equity exposure.
The continuing economic expansion of China and India,
potential investor bases already familiar with gold, should
also substantially support the role of gold as a traditional safe haven investment.
The board is also giving attention to realising value from
the Group’s uranium resources, particularly the Beisa
Reef in the Free State. This Reef contains an in situ
inventory of 63 million pounds of U3O8 and 2.7 million
ounces of gold. A number of potential buyers have
already expressed interest. Further work needs to be
done before any concrete decisions are taken.
I am especially pleased that Gold Fields has received its
new-order mining rights for our South African operations
from the Minister of Minerals and Energy. The South
Deep application is still in progress and approval is
expected to be received late in F2008. This recognition
accords the Group the legal and social sanction to continue
its operations into the future and to play its part in the
transformation of South African gold mining.
Gold Fields views transformation in a broader context.
As our global footprint evolves, transformation is also
attuning the Group and its culture to the skills, diversity
and knowledge in the international environments in which
we operate. It involves adjusting our Group structures and
management styles to the characteristics of the regions in
which our mines are located, to the long-term benefit of
all stakeholders.
MESSAGE FROM THE CHAIRMAN CONTINUED

GOLD FIELDS 2007

During F2007, Gold Fields listed on the recently
established Dubai International Financial Exchange
(DIFX) becoming the first mining company in Africa to do
so. Despite the DIFX being a fledgling exchange with low
liquidity at present, we believe this will create many
opportunities over the longer term as the DIFX is the
gateway to the significant pool of liquidity in the Gulf,
Middle East and Central Asian region.
Gold Fields suffered a severe loss with the death of
Brendan Walker, the head of the South African
operations, in a car accident on 30 December 2006.
On behalf of the board, I extend our condolences to his
wife and family. He was a dedicated executive and fine
leader who is greatly missed.
We also extend our deepest sympathy and condolences to
the families and friends of our 29 colleagues who died in
mining-related accidents during F2007. Everyone in the
Group will intensify efforts towards our goal of eliminating mine fatalities.
Jakes Gerwel resigned from the board during the year
having been a member since August 2002. During this
period, Jakes gave freely of his time, both on board
matters and on the various committees of which he was
a member and his wise counsel is sorely missed.
I am pleased to welcome Gill Marcus to the Gold Fields
board. She brings a wealth of expertise, apart from being
the first woman to join the board.
Tokyo Sexwale and Artem Grigorian have both indicated
that, due to pressure of other commitments, they are not
available for re-election to the Board at the upcoming
Annual General meeting in November. Tokyo has been a
member of the Board since January 2001 and we are
going to miss his very positive input and wise counsel at
future Board meetings. Artem has been a member for a
shorter period, having joined the Board in June 2005, but
his active input on company matters during this period will
be missed. We wish both of them every success in their
respective endeavours.
On behalf of the board, I express our appreciation to
management and employees for their loyalty, effort and
dedication during a challenging yet momentous year.
I also thank my colleagues on the board for their valued
time, counsel and support during the past year and look
forward with confidence to the year ahead.
Alan Wright
Chairman

GOLD FIELDS 2007

BOARD
OF DIRECTORS
1
2
3
4
5
6
7
8
9
10
11
12
13

GOLD FIELDS 2007
11
1 Alan J Wright (66)°
Chairman
CA(SA)
Mr Wright was appointed non-executive
chairman of the board on 17 November
2005. Prior to that, Mr Wright had been
deputy chairman of Gold Fields since
November 1997. Prior to September
1998, Mr Wright was the chief executive
officer of Gold Fields of South Africa
Limited. Mr Wright holds no other
directorships.
Executive Directors
2 Ian D Cockerill (53)*
Chief executive officer
BSc (Geology) Hons, London; MSc (Mining),
Royal School of Mines
Mr Cockerill has been a director of Gold
Fields since October 1999 and became
chief executive officer on 1 July 2002.
He was chief operating officer and
managing director of Gold Fields from
October 1999 to 30 June 2002. He has
over 32 years’ experience in the mining
industry. Prior to joining Gold Fields he was
the executive officer for Business
Development and African International
Operations for AngloGold Ashanti Limited.
3 Nicholas J Holland (48)*
Chief financial officer
BComm, BAcc, Witwatersrand; CA(SA)
Mr Holland has been a director of Gold
Fields since February 1998 and executive
director of finance since March 1998.
On 15 April 2002, his title changed to
chief financial officer. He has 27 years’
experience in financial management. Prior
to joining Gold Fields he was financial
director and senior manager of corporate
finance of Gencor Limited. He is also a
director of Rand Refinery Limited.
Non-executive Directors
4 Kofi Ansah (63)°
BSc (Mech Eng) UST Ghana; MSc (Metallurgy)
Georgia Institute of Technology, USA
Mr Ansah was appointed a director in
April 2004. He is a director of Metropolitan
Insurance Company Limited, Ecobank
(Ghana) Limited and Aluwoks Limited.
5 J Michael McMahon (60)°
BSc (Mech Eng), Glasgow
Mr McMahon has been a director of Gold
Fields since December 1999. He serves
as non-executive director of Impala
Platinum Holdings Limited and Murray &
Roberts Holdings Limited. Previously, he
was executive chairman and an executive
director of Gencor Limited and executive
chairman and chief executive officer of
Impala Platinum Holdings Limited.
6 John G Hopwood (59)°
BComm, CA(SA)
Mr Hopwood was appointed a director in
February 2006. Previous experience
includes being a director and head of the
Mergers and Acquisitions division at Ernst
& Young Corporate Finance, and he was
an executive director of Gold Fields of
South Africa Limited from January 1992 to
September 1998. Mr Hopwood is also a
member of the Board of Trustees of the
New Africa Mining Fund and chairman of
the Fund’s Investment Committee.
7 Patrick J Ryan (70)°
PhD (Geology), Witwatersrand
Dr Ryan has been a director of Gold
Fields since May 1998. He is chairman of
Frontera Copper Corporation. He was
previously the executive vice president,
for mining operations, development and
exploration at Phelps Dodge Corporation.
8 Tokyo MG Sexwale (54)°
Certificate in Business Studies, University of
Botswana, Lesotho and Swaziland
Mr Sexwale has been a director of
Gold Fields since January 2001. He is an
executive director of Mvelaphanda
Resources Limited and executive chairman
of Mvelaphanda Holdings (Pty) Limited.
Mr Sexwale is the chairman of OPHIR
Energy Company (Pty) Limited and
A1 Grand Prix SA (Pty) Limited and a
director of a number of other companies.
9 Donald MJ Ncube (60)°
BA Economics and Political Science, Fort Hare
University; Post Graduate Diploma in Labour
Relations, Strathclyde University, Scotland;
Graduate MSc Manpower Studies, University of
Manchester; Diploma in Financial Management
Mr Ncube was appointed a director of
Gold Fields in February 2006. Previously,
he was an alternate director of Anglo
American Industrial Corporation Limited
and Anglo American Corporation of
South Africa Limited, a director of
AngloGold Ashanti Limited as well as
non-executive chairman of South African
Airways. He is currently chairman of Rare
Holdings Limited, executive chairman of
Cincinnati Mining S.A. and chairman of
Bdimo Gas and a director of Manhattan
Operations Douglas.
10 Chris I von Christierson (59)°
BComm, Rhodes; MA, Cambridge
Mr von Christierson has been a director
of Gold Fields since February 1999. As a
result of the takeover by Lundin Mining
he stepped down as the chairman of
Rio Narcea Gold Mines Limited on
18 July 2007. He is currently a director of
Southern Prospecting (UK) Limited.
11 Rupert L Pennant-Rea (59)°
BA, Trinity College Dublin; MA, University of
Manchester
Mr Pennant-Rea has been a director of
Gold Fields since July 2002. He is
chairman of Henderson Group plc and is
a director of First Quantum Minerals,
Go-Ahead Group, Times Newspapers
Limited and a number of other
companies. Previously he was editor of
The Economist and deputy governor of
the Bank of England.
12 Artem Grigorian (50)°
PhD in Political Science and History, USSR
Academy of Science
Dr Grigorian was appointed a director in
June 2005. He is the vice president and
shareholder of Russian Spectra Group of
Companies and chief executive officer of
the Russian company RMC.
13 Gill Marcus (58)°
BComm
Ms Marcus was appointed a director of
Gold Fields on 14 February 2007. She
served as a member of the ANC National
Executive Committee from 1991 to 1999
and Member of Parliament from 1994 to
1999. Ms Marcus served as Deputy
Minister of Finance from 1996 to 1999.
She served as Deputy Governor of the
South African Reserve Bank from 1999 to
2004. Since 2004, she has been
Professor of Policy, Leadership and
Gender Studies at the Gordon Institute of
Business Science. From November 2005
to March 2007, Ms Marcus was executive
chairperson of gold mining company
Western Areas. In 2007 she was
appointed as chairperson of ABSA.
Ms Marcus also serves in a non-executive
capacity on the boards’ International
Marketing Council, the Independent
Board for the Regulation of Auditors and
the Advisory Board of the Auditor-
General.
*Non-independent director
°Independent director

GOLD FIELDS 2007
12
EXECUTIVE
COMMITTEE
1
2
3
4
5
6
7
8
9
10

13

GOLD FIELDS 2007

1 Ian D Cockerill (53)
Chief executive officer
BSc (Geology) Hons, London; MSc (Mining),
Royal School of Mines
Mr Cockerill has been a director of Gold
Fields since October 1999 and became
chief executive officer on 1 July 2002.
He was chief operating officer and
managing director of Gold Fields from
October 1999 to 30 June 2002. He has
over 32 years’ experience in the mining
industry. Prior to joining Gold Fields, he
was the executive officer for Business
Development and African International
Operations for AngloGold Ashanti Limited.
2 Nick J Holland (48)
Chief financial officer
BComm, BAcc, Witwatersrand; CA(SA)
Mr Holland has been a director of Gold
Fields since February 1998 and executive
director of finance since March 1998.
On 15 April 2002, his title changed to
chief financial officer. He has 27 years’
experience in financial management.
Prior to joining Gold Fields, he was
financial director and senior manager of
corporate finance of Gencor Limited.
He is also a director of Rand Refinery
Limited, and Teba Bank.
3 Glenn R Baldwin (35)
Executive vice president: Head of international
operations
BEng (Hons) Mining
Mr Baldwin was appointed executive vice
president: head of international
operations in April 2007. Prior to his
appointment at Gold Fields, Mr Baldwin
was the chief operating officer at Ivanhoe
Nickel & Platinum Ltd. After finishing his
degree, Mr Baldwin spent seven years in
Australia developing his mining skills.
Coming to South Africa, he further
developed his technical and operational
skills as the vice president operations for
Southern Platinum Limited and in various
roles within the Anglo American Group.
4 Nerina Bodasing (32)
Senior vice president: Head of investor
relations and corporate affairs
BSc (Natal); Hons (UDW); Post graduate
diploma Business Management, Natal
Ms Bodasing was appointed as senior
vice president: head of investor relations
and corporate affairs in July 2007. Prior
to this appointment, Ms Bodasing held
the position of investor relations vice
president running the UK, European and
South African shareholder base.
Ms Bodasing joined Gold Fields in May
2003 as manager, investor relations.
Her previous experience includes
working at global investment bank UBS
in the capacity of equity sales and
strategy research.
5 Italia Boninelli (51)
Senior vice president: Head of human
resources
MA, Witwatersrand; PDLR, Unisa SBL
Mrs Boninelli was appointed to the
position of senior vice president, human
resources of Gold Fields on 8 January
2007. She is also the chairperson of the
Gold Fields Leadership and Business
Academy. Prior to that, she was group
human resources director of Netcare, the
largest private healthcare organisation in
South Africa. She previously held senior
human resources, marketing and
communications positions in Standard
Bank and Sappi.
6 Jimmy WD Dowsley (49)
Senior vice president: Corporate development
BSc (Mining Engineering), Witwatersrand
Mr Dowsley has been general manager of
corporate development at Gold Fields
since March 1998. On 15 April 2002,
Mr Dowsley's title changed to senior vice
president, corporate development. Prior
to his appointment as general manager of
corporate development, Mr Dowsley
served as general manager of new
business, and also as manager of the
Mineral Economics Division of Gold
Fields of South Africa Limited.
7 Cain Farrel (58)
Corporate secretary
FCIS, MBA, Southern Cross University –
Australia
Mr Farrel was appointed company
secretary on 1 May 2003. Mr Farrel is
past-president and a director of the
Southern African Institute of Chartered
Secretaries and Administrators.
Previously, Mr Farrel served as senior
divisional secretary of Anglo American
Corporation of South Africa.
8 Michael D Fleischer (46)
General Counsel
Bachelor Procurationis, University of the
Witwatersrand
Admitted as attorney of the High Court of
South Africa in 1991
Advanced Taxation Certificate, University of
South Africa
Mr Fleischer was appointed General
Counsel in the Executive division with
effect from 1 November 2006. Prior to his
appointment, Mr Fleischer was a partner
in the corporate services department at
Webber Wentzel Bowens, a major law
firm in South Africa, and has extensive
experience in advising on M&A
transactions in South Africa and
worldwide (where transactions involve a
South African element). Mr Fleischer has
a wide range of experience in mergers
and acquisitions, commercial
transactions and black empowerment
transactions. He was ranked as one of
South Africa's leading commercial
lawyers by Chambers Global (the world's
leading lawyers for business).
9 Terence P Goodlace (48)
Executive vice president: Head of South African
operations
National Higher Diploma Metalliferous Mining;
BCom, Unisa; MBA, Wales
Mr Goodlace was appointed executive
vice president and head of South African
operations in January 2007. Prior to this
appointment, he held the position of
executive vice president and head of
international operations. He also served
as senior vice president – strategic
planning, senior manager for corporate
finance for Gold Fields and manager at
various Gencor Limited mines. He has
more than 25 years’ experience in the
mining industry.
10 J Willie Jacobsz (46)
Senior vice president: North American investor
relations and sustainable development
BA, Rand Afrikaans University
Mr Jacobsz was appointed as senior vice
president: North American Investor
relations and sustainable development in
July 2007. Prior to this appointment
Mr Jacobsz held the position of senior
vice president, investor relations and
corporate affairs. He also held the
positions of manager and senior
manager of investor relations and
corporate affairs of Gold Fields. Prior to
that Mr Jacobsz was programme
manager of the Vulindlela Transformation
Programme for Gold Fields of South
Africa Limited and administrator of The
Gold Fields Foundation.
11 James J Komadina (50)
Senior Vice President: Development Projects
BSc (Metallurgical Engineering), University of
Arizona; MBA (Finance), University of Phoenix;
AMP Wharton
Mr Komadina joined Gold Fields in
February 2005 and is responsible for all
project development activities outside of
South Africa. He has over 29 years’
experience in the mining and chemical
industries. Prior to joining Gold Fields he
was executive officer, North America for
AngloGold Limited.
12 John A Munro (39)
Executive vice president: Head of corporate
development
BSc (Chemical Engineering), University of
Cape Town
Mr Munro was appointed as head of
corporate development on 17 November
2005. Prior to this appointment,
Mr Munro held the position as head of
international operations. He also
served as senior vice president and
head of international operations,
senior manager and general manager
of corporate development for Gold
Fields and assistant manager of the
Property Division of Gold Fields of
South Africa Limited.
13 Themba J Nkosi (56)
Senior vice president: Government relations
and transformation
DComm (Leadership in Performance and
Change); MComm (Business Management),
Rand Afrikaans University; Masters in Industrial
and Organisational Psychology, University of
Cape Town.
Dr Nkosi was appointed as senior vice
president, Government relations and
transformation on 1 July 2004. He also
chairs the Gold Fields Transformation
Steering Committee. Prior to that,
Dr Nkosi was employed by Eskom for
12 years as an executive manager and at
Standard Bank as director: transformation
for four years.

GOLD FIELDS 2007

CHIEF EXECUTIVE OFFICER’S
REVIEW
“During the year under review, Gold Fields
concluded one of the most important
transactions in its history with the acquisition
of the South Deep Mine in South Africa.
It was an extraordinary opportunity that fits in
with the Gold Fields philosophy of selecting
high-quality, long-life gold mines.
South Deep is regarded as one of the most
significant developing mines in the world containing
some of the largest gold reserves. The most
significant consequence of this transaction is that it
secures the life of Gold Fields for at least the next
forty years, strengthening the Group’s solid South
African foundation and providing the necessary
platform for continued international growth.”
Ian Cockerill

GOLD FIELDS 2007

SUMMARY
F2007 was a year of significant achievement for Gold
Fields. We concluded one of the most decisive
transactions in the Group’s history with the acquisition
of the South Deep Mine. This consolidated the South
African operations and, together with the deepening
project at Driefontein, extends our ability to produce
gold for at least the next forty years. It also provides the
Group with a solid platform from which to expand
internationally. We increased our reserves and
resources by over 40 per cent to 94 million ounces
and 252 million ounces respectively providing
Gold Fields with one of the longest reserve lives in the
gold mining industry.
The year also marked a number of key milestones at the
operations. In South Africa, we were granted new-order
mining licences for Driefontein, Kloof and Beatrix mines
and South Deep’s licence application is in process. Good
progress was made at Cerro Corona in Peru which is on
track to delivering first production in the second half of
F2008. At current gold and copper prices, Cerro Corona
will be highly cash generative for the Group and should
repay the initial US$340 million capital investment within
three years.
Despite marginally reduced gold production and the
challenges of rising costs, all measures of profitability
increased year on year. Margins increased to 39 per cent,
operating profits rose 51 per cent to R7,746 million and,
earnings remain robust at R2,363 million.
This strong financial performance demonstrates the
leverage that an unhedged gold company can achieve in
a rising gold price environment.
HEALTH AND SAFETY
With deep sadness, we report the deaths of 29 South
African employees during F2007. The major causes of
death were tramming and fall of ground. The board and
management of Gold Fields extend their condolences to
the families and friends of the deceased and we commit
ourselves to continuing our best efforts to combat the
cause of fatal events until they are eliminated. However,
despite these losses, the fatal injury frequency rate has
shown a further decline during F2007 and other safety
statistics at our mines also reflect positive trends.
Although the South African mining industry has gradually
improved its safety record over the last ten years, the
fundamental challenges associated with deep-level
mining remain with us, particularly those related to
unpredictable seismic events. Sharpening our focus on
mine safety has become a permanent feature of our
mining ethic, and an industry task force is addressing
aspects such as technology and best practice transfer to
reduce mining risks. Further safety interventions have
been implemented at each operation based on
behavioural safety and team-building research.
The international operations had no fatalities, reflecting
the easier mining environment of open cast mining and
the proportionally fewer employees at those mines.
Agnew Gold Mine completed a year without any lost time
injury thereby winning the Australian Mining Prospect
Health and Safety Award in the category Excellence in
Mine Occupational Health and Safety.
The Full Compliance Health and Management System
has been implemented at all our operations.
OHSAS 18001 (Occupational Health and Safety
Assessment Services) audits were conducted at Beatrix,
Driefontein and Kloof which were found compliant for
certification. Full compliance audits were conducted at
DESPITE MARGINALLY REDUCED GOLD PRODUCTION AND
THE CHALLENGES OF RISING COSTS, ALL MEASURES OF
PROFITABILITY INCREASED YEAR ON YEAR. MARGINS
INCREASED TO 39 PER CENT, OPERATING PROFITS ROSE
51 PER CENT TO R7,746 MILLION AND, EARNINGS REMAIN
ROBUST AT R2,363 MILLION.

GOLD FIELDS 2007

South Deep where gaps in operational requirements and
reporting standards were addressed and are being
implemented. In Ghana, Damang achieved OHSAS
18001 certification and Tarkwa maintained its
certification. The Australian operations retained their
AS/NZ4801 certifications. Our Venezuelan and Peruvian
mines, Choco 10 and Cerro Corona, plan to achieve their
OHSAS 18001 certification once Full Compliance Audits
have been conducted in F2008. Gold Fields also became
a signatory to the International Cyanide Management
Code and all operations continue to progress towards
achieving substantial compliance by early F2009.
Gold Fields has committed itself to the Mine Health and
Safety Council (MHSC) targets set by the industry in
conjunction with the Department of Minerals and Energy.
The targets are aimed at reducing, over time, the impacts
of noise and dust exposure as well as the resultant claims
(see page 104). To date, no cases of extremely drug
resistant tuberculosis have been reported at any Gold
Fields mine. Occupational hygiene programmes have
commenced at all our Australian and Ghanaian
operations, and the extensive review of ventilation and
refrigeration requirements at the South African operations
has been completed.
RESULTS
Total attributable gold production by the Group for F2007
declined marginally by 1 per cent to 4.02 million ounces
(125,148 kilograms), compared with the F2006 figures of
4.07 million ounces (126,712 kilograms).
The South African mines produced 2.65 million ounces,
0.4 per cent less than last year. This was attributable
largely to a deliberate decision to reduce mining volumes
at Driefontein 4 shaft. The decision was prompted by
safety considerations arising from increased seismic
activity during preparation work for the redesign of the
shaft pillar extraction. South Deep contributed 163,200
ounces for the last seven months of F2007. This was
accomplished against a background of logistical
arrangements associated with the Twin shaft
recommissioning, high labour turnover among trackless
mining operators and significant development to ramp up
production to 400,000 ounces per annum.
Gold production declined at the international operations
mainly due to a reduction in production at Damang and
slower than planned ramp up of Choco 10. Damang
experienced a year of temporary decline following the
depletion of various high-grade pits, while at Choco 10
water shortages prevented the mine from operating at
full capacity. Notwithstanding the good mining volumes
achieved, all international operations were affected by
marginally lower grades.
Fortunately, the Group’s lower production figures were
more than offset by the higher gold price and the
favourable rand/US dollar exchange rate. The average
gold price for F2007 was US$638 per ounce (F2006:
US$524 per ounce) at a rand/US$ exchange rate of 7.20
(F2006: 6.40). This translates into an average rand gold
price of R147,623 per kilogram for the year (F2006:
R107,918 per kilogram). Accordingly, revenue for the year
under review increased by 35 per cent in rand terms to
R19,693 million (US$2,735 million) compared with
R14,605 million (US$2,282 million) in the previous year.
Group operating costs increased to R12,193 million
(US$1,694 million). In line with the rest of the sector,
Gold Fields had to manage above-inflationary cost
pressures for most of its key commodities. Notwithstanding
these cost pressures, the Group operating margin
increased from 35 per cent to 39 per cent. At the South
African operations, operating costs increased to R7,478
million (US$1,039 million), which were driven by the
inclusion of South Deep (which is still in development
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

GOLD FIELDS 2007

phase) for seven months, and also by price increases for
key inputs such as steel and skilled labour. Operating
costs at the international operations, which rose to
US$655 million (F2006: US$534 million), were affected
by above-inflationary increases of major items such as
tyres, reagents and power, as well as water shortages in
Venezuela and the need for on-site power generation
capacity in Ghana arising from insufficient rainfall.
As a result, total cash costs increased to R86,908 per
kilogram (US$375 per ounce) in South Africa and
R87,332 per kilogram (US$377 per ounce) internationally,
reflecting the above-mentioned factors and the lower
production volumes.
Operating profit increased by a healthy 51 per cent to
R7,746 million (F2006: R5,139 million).
Net earnings for the year translated into R2,363 million
(US$328 million) compared with R1,544 million
(US$241 million) during F2006.
CAPITAL EXPENDITURE
Gold Fields has entered a highly capital-intensive phase
to position the Group for long-term future growth. During
F2007, approximately R6 billion was expended and an
amount of R7.3 billion is forecast for F2008. This
includes R817 million of capital expenditure (capex) at
South Deep.
At the South African operations, capex for F2007 was
focused on the ramp up at South Deep, the Driefontein
shaft-deepening project and increased development
across all shafts. Internationally, capex was spent
largely on the Tarkwa carbon-in-leach (CIL) process
plant, the expansion of the North heap leach facility, the
Damang Pit Cutback (DPCB), and construction of Cerro
Corona. These projects are expected to be completed
during F2008.
THE GOLD FIELDS STRATEGY
Gold Fields has followed a simple but effective strategy
which rests on the three pillars of:
•
Operational excellence;
•
Growing Gold Fields; and
•
Securing the future
They are mutually supporting and range from the manner
in which we manage our existing mines, through to the
development of new mines and on to exploration for new
assets that will carry Gold Fields into the future.
In following this strategy, especially as the Group
expands internationally, we are committed to the
concept of a simple head office structure where
decentralisation to regional executive committees
and mine management teams take local
accountability and appropriately skilled teams closer
to each job. The corporate functions, therefore,
remain focused on delivering exper tise and thought-
leadership that builds a common culture for our
globalising workforce. They also provide the
exper tise to ensure well communicated policies,
effective internal processes and controls, and the
maintenance of standards through a suppor ting
rather than management role.
OPERATIONAL EXCELLENCE
Operational excellence may be termed Gold Fields’
strategy for optimising performance from existing
operations. Its objective is to enhance shareholders’
return on their current investment by sustaining healthy
margins through improving revenue and effective cost
control. This is accomplished by enhancing the quality of
our mining, productivity and sound cost control.

GOLD FIELDS 2007

A key aspect for the South African mines is the optimal
development of each shaft to sustain and improve its
ore reserve, to achieve greater flexibility, and to ensure
more consistent gold production. Consequently, in
F2008, we will implement a R1.3 billion development
strategy at all South African shafts to improve our
mining ore reserves. This will entail opening multiple
access to the orebodies in shafts and facilitate
consistent and continuous mining volume and output.
During the year, Kloof and Beatrix raised their
development levels by 15 and 22 per cent respectively.
Procurement initiative
During a commodities’ boom and spiralling cost inflation,
such as the industry is presently experiencing worldwide,
operational excellence requires efficient cost control and
innovative commodity sourcing. At a procurement level,
we continue to invest in our relationships with suppliers
and service providers to manage the inflationary
pressures and product bottlenecks created by the
commodities’ boom, to our mutual long-term benefits.
For example, at Tarkwa we entered into a joint venture
with a tyre service provider to establish a tyre retreading
facility on site to serve Gold Fields Ghana’s needs as well
as those of the wider mining sector.
GROWING GOLD FIELDS
The second leg of our strategy is concerned with growing
the Gold Fields portfolio of mines. Gold Fields has
followed three basic routes to growth: First, the
development and growth of our existing producing mines
to their full potential. Secondly, other existing operating
assets may be acquired and developed provided they
meet the criteria of the Gold Fields-type deposits i.e.
large, high-quality and long-life. Thirdly, new prospects
can be explored and, if found worthwhile, developed into
new mines. Our strategy for ensuring Gold Fields’ future
entails considerable investment in all these options.
Mining a depleting resource, such as gold, requires that
the growth momentum constantly be maintained.
During F2007, the Group increased its mineral
resources by 40 per cent to 252 million ounces and ore
reserves by 44 per cent to 94 million ounces.
This is attributed mainly to the acquisition of South
Deep and increases at Choco 10 and Cerro Corona.
Gold Fields now has some of the largest resources and
reserves in the world with its reserves being
concentrated in only ten operating mines. This
constitutes the essence of the Gold Fields Franchise: to
identify and develop a limited number of large high-
quality, long-life assets.
To drive this niche growth strategy, we maintain a simple
corporate structure and have deliberately avoided the
proliferation of ‘rats and mice’-type assets whose diverse
management needs could negate the benefits of
corporate economies of scale. By remaining selective in
our choice of projects and avoiding the temptation of
growing at all costs, we have managed to grow a
balanced global portfolio.
Consolidating South Africa: The South Deep
Acquisition
Gold Fields acquired control of South Deep on
1 December 2006 for a purchase price of US$2.5 billion
(R22.2 billion). The balance sheet was recapitalised
through a highly successful US$1.4 billion capital placing
(R10.3 billion) which included an over-allotment option of
15 per cent with R8.8 billion used to retire debt.
This acquisition represents a paradigm shift for the
Group and an extraordinary opportunity to consolidate
Gold Fields’ position in South Africa. The mine’s
contribution of 30.6 million ounces reserves from a
resource base of 66.8 million ounces, fits in well with
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

GOLD FIELDS 2007

Gold Fields’ growth strategy. South Deep is an extremely
significant developing gold asset. Very few mines of this
size or quality become available on the international
market and it secures our position as one of the leading
gold producers, not just in South Africa but globally, for the next 40 years or more. It provides outstanding long-term
base-line production to enable us to further our
international growth strategy.
Due to the proximity of South Deep to our Kloof Mine,
Gold Fields is uniquely positioned to realise the
potential operational and commercial synergies in the
development of the mine. A unique characteristic of
South Deep is its mechanised mining approach with
significant potential for lower costs and higher
productivity over the long term. As the development of
its mining infrastructure below 95 level allows South
Deep to raise and sustain its gold production at higher
levels, it will redress the post-2012 decline in
production from Kloof and Driefontein by adding
incrementally to the overall production of the South
African operations, and eventually replacing both
mines at the end of their lives.
At the time of acquisition, South Deep was constrained by
a hedge book which severely affected the mine’s cash
flow and thus its capacity to develop. In line with our no-
hedge policy, the hedge was retired at a gross cost of
US$549 million. A long delta gold position was put in
place to limit further losses, which returned a profit of
US$21 million, resulting in net costs of US$528 million.
A syndicated revolving credit facility, concluded in the
fourth quarter of F2007, was used to refinance the more
expensive bridging finance raised for the acquisition of
South Deep. The mine, which is still in development
stage, can now be brought to account in a more
transparent manner over the long term. It also ensures
that Gold Fields has an uncomplicated balance sheet
and remains fully transparent to investors.
International growth
In 2004, Gold Fields set an objective of adding an
additional 1.5 million ounces of international production
by 2009. The acquisition of Choco 10 and Cerro Corona
has brought us closer to realising this target and we
currently require 600,000 ounces to meet the objective.
Choco 10 was beset by the challenges of water
scarcity and labour disputes during F2007. These are
in the process of being addressed and we are
confident that the upgrading of plant, infrastructure
and improved staff working conditions will yield
benefits in this highly productive region. In the area
surrounding the Choco 10 mine, an extensive drilling
programme was put in place on the recently acquired
Choco 6 concession. Fieldwork continued to refine the
understanding of the resource and the regional
mineralisation. Resources increased by 47 per cent to
5.1 million ounces and reserves by 48 per cent to
1.8 million ounces during the year.
US$10 million was invested in drilling programmes to
define further targets to achieve a 300,000 ounce
production level, at cash costs below US$300 per ounce,
by F2009. This investment in infrastructure and people
will enable us to realise the site’s full potential, although probably at a rate lower than originally envisaged.
Despite the delays imposed on the construction
timelines of Cerro Corona by the road blockade in early
F2007, the project remains on track for commissioning
in early F2008. Designed to deliver its 400,000 ounce
per annum gold equivalent production in the first two

GOLD FIELDS 2007

years at total cash costs of approximately US$300 per
ounce, Cerro Corona will repay its initial capital
investment of US$340 million within three years.
This gold copper porphyry project fits well into our high-
quality, long-life mine requirement. In addition, we
expect it to create a solid, long-term platform for future
expansion in the region through further exploration
activity with our exploration joint venture partner
Buenaventura.
The A$25 million Leviathan feasibility study at our
Australian St Ives mine has unlocked an additional
700,000 ounces reserve, further increasing the life-of-
mine. At Tarkwa, in Ghana, the ongoing infrastructure
investment of US$175 million to expand the existing
carbon-in-leach (CIL) process plant from 4.2 to
12.0 million tons per annum, and the expansion of the
North heap leach facility, will enable continuous stacking
until 2011. Overall, this expansion will allow the mine to
maintain production at 700,000 ounces until 2021, to
improve overall recovery and decrease processing unit
operating costs.
Exploration
Complementing the programme of acquisitions, Gold
Fields continued to invest in Greenfields exploration at a
cost of approximately US$41 million. Gold Fields regards
the key regions for exploration to be South America,
Central and West Africa, Australasia and the Sino-
Russian gold belt. We entered into a strategic alliance
with Sino Gold Limited for the future exploration of
Chinese deposits in excess of 5 million resource ounces.
We believe China to be a highly prospective region for
quality deposits. Gold Fields will contribute technical and
operational expertise to the venture, which will also
benefit from Sino Gold’s proven track record as an
operator in this area. When entering and positioning
ourselves in complex and less understood regions, such
as China, we will continue to seek alliances with preferred
operators whose local track record shows their ability to
understand and succeed in these environments.
Essakane
During F2007, work on the Essakane project, in Burkina
Faso, was delayed due to the inability of local laboratories to provide assaying services of the quality required for the extensive re-assay programme. These issues were
resolved and the data derived from the re-assays was
used to update the resource model for the Bankable
Feasibility Study. Based on this, Gold Fields will increase
its earn-in stake from 50 to 60 per cent. During the year it also finalised and executed the commercial and operating
agreements with its project partner, Orezone Resources
Inc. Total resources for the project increased year on year
by 0.9 million ounces to a total of 3.3 million in situ ounces at a 1 gram per ton cut-off grade. The Bankable Feasibility
Study is nearing completion and is due to be finalised
during the first quarter of F2008. Following the completion
of the study, a decision will be taken on whether to
proceed with the project or to realise the value through its sale to an operator more suited to exploiting this scale of
resource. In making this choice, we remain mindful of the
region’s long-term gold producing potential.
Arctic Platinum Project
The Arctic Platinum Project (APP) in northern Finland
completed definition drilling during F2007. In March 2006,
Gold Fields entered into an agreement with North
American Palladium (NAP) to grant NAP the option to
acquire an undivided interest of up to 60 per cent in the
Arctic Platinum Project. Gold Fields’ exploration staff
reviewed the results and evaluated a range of processing
options for the project. A consulting firm contracted by
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

GOLD FIELDS 2007

North American Palladium Finland (NAPF) issued a
preliminary scoping study which Gold Fields reviewed
prior to finalisation. NAPF’s final scoping study, which will consider various mine design and metallurgical process
options, is expected during the first quarter F2008.
SECURING GOLD FIELDS’ FUTURE
The third pillar of Gold Fields’ strategic focus is
concerned with securing the Group’s social and legal
licence to operate in a rapidly changing international
environment. The most fundamental requirement rests on
maintaining Gold Fields’ legal and social licence to
operate through ongoing transparent engagement with all
stakeholders, including regulators.
Licence to operate
The South African Department of Minerals and Energy
approved the conversion of Gold Fields’ old-order
mining licences into new-order licences. A licence
submission relating to the recent South Deep
acquisition is in progress. The Minister of Minerals and
Energy commented: “… the government welcomes
Gold Fields’ bold step, which shows commitment to the
government’s transformation agenda. Their compliance
with the requirements of the Social and Labour Plan will
benefit all and lead to new investments, a critical factor
in job creation”.
The Social and Labour Plan sets objectives in the areas
of human resources development, employment equity,
migrant and foreign labour, mine communities and
development, housing and living conditions on mines,
procurement of commodities, ownership and joint
ventures and the beneficiation of products. Gold Fields
reports annually on progress achieved, as reflected on
pages 98 to 102 of this report.
Sustainable development
In maintaining our social licence to operate, our
sustainable development strategy is as important as our
mining disciplines. Sustainable development is primarily
concerned with ensuring long-term balance between
Gold Fields’ commercial interests and those of the
communities and environments where it operates.
Simply stated, it entails living up to the rules of good
corporate citizenship.
The Group has embodied the experience gained over
the years into the Gold Fields Charter, which guides
Gold Fields’ approach to sustainable development.
A fundamental requirement is ensuring and maintaining
stakeholder engagement and communicating to
governments and communities that there are short- and
long-term benefits for them flowing from our operations.
During the year under review, we became signatories to a
number of initiatives which we believe will make a major
contribution to building a more sustainable future. These
include the Global Compact and the International Council
for Metals and Mining (ICMM).
Environmental management
All our ISO 14001:2004 environmental management
systems were re-certified during the year and South Deep
and Choco 10 remain on track for their certification audits
in F2008. Good results have been recorded in the
conservation of energy and water management.
Environmental incidents show a positive downward trend.
In May 2007, Gold Fields joined ICMM, which will
continue to contribute to forming our future policy
development. Gold Fields is committed to the ICMM’s
position on climate change, which recognises the

GOLD FIELDS 2007

significance of climate change and the requirement for
sustained reductions in greenhouse gas emission.
The Group continues to engage with Eskom in South
Africa to manage the efficient use of energy, and the
risks from unplanned power outages from a safety and
economic perspective. Gold Fields is responding to
Eskom’s power supply constraints during peak periods
by partnering with the national utility to implement
24 load-shifting projects with the potential of shifting
120 MW of electricity demand out of the peak period
during F2008. These efforts have already yielded
considerable savings and we expect them to continue
as the conversion of diesel locomotives to battery
power, and the implementation of the Three Chamber
Pipe Feed Systems pumping efficiency project proceed.
Gold Fields is also investigating the viability of a carbon
credit project for capturing and potentially using
methane at its Free State operations, as well as a
variety of passive solar heating technologies for
residential and industrial use.
Human resources
Global demand for technical and specialist mining-related
skills continued unabated during the year. In South Africa,
this led to a high turnover of trackless mining skills at
South Deep. Contractor capacity constraints also
impacted on projects both in South Africa and at some
international operations. Although Gold Fields boasts a
strong pool of professionals, the need for innovative
approaches to attract and, above all, retain experienced
staff is being addressed with a multi-tier strategy whose
main focus areas are:
•
Exploring a wider range of mentoring support and
development opportunities to support skilled employee
career development;
•
Re-investing in employee benefits infrastructure,
such as housing and sports facilities, on mines to
support the branding of Gold Fields as an employer
of choice;
•
Re-engineering of skilled employee work flow to
refocus skills of individuals on primary functions as
opposed to ancillary roles;
•
The standardisation and alignment of production
bonuses, retention bonuses and artisan market
allowances across the South African operations; and
•
Large-scale training partnership initiatives at Gold
Fields Business and Leadership Academy (GFBLA) to
reduce specific skills shortages at a national level in
South Africa.
To address the skills shortage in South Africa,
educational and development facilities within the Group
were centralised in the GFBLA. Gold Fields, via GFBLA,
is negotiating with the South African government-
sponsored Joint Initiative on Priority Skills Acquisition
(JIPSA) to help train several thousand artisans over the
next five years to improve skills supply and promote
employment at a national, not just Group level. GFBLA’s
training and capacity-building programme recognises
that because of the continuing commodities’ boom, the
scale of its human capital development must keep
ahead of Gold Fields’ needs, in order to protect the
Group against the persistent erosion of skilled labour at
all levels. To extend its capabilities, GFBLA is also
partnering with a range of other established training
institutions whose capacity can complement its own.
The Group is also expanding its recruitment efforts by
making greater use of former bursars as ambassadors
for Gold Fields, and by advertising in a broader range
of media.
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

GOLD FIELDS 2007

Transformation
Transformation forms part of Gold Fields’ strategy to
secure the future. A senior vice president for
transformation and government relations drives
progress towards the achievement of all elements of the
Social and Labour Plans signed off within the ambit of
the South African Mining Charter. In addition,
transformation key performance indicators (KPI) are
included in every executive’s objectives to ensure the
practices and culture required for equity and empowered
inclusivity across the Group continue to be strengthened.
As our global footprint evolves, our transformation
strategy will open the Group and its culture to take better
advantage of skills, diversity and knowledge in this
globalised world, enabling us to respond more
dynamically to regional cultural and technical challenges
to the long-term benefit of our stakeholders
and shareholders.
Risk management
During F2007, Gold Fields’ risk management
structures, systems and capacity were expanded
to reflect the increasing global nature of the
Group’s operations. To assess progress made in the
implementation of risk-mitigating strategies, an internal
review of those strategies was conducted. The results
indicated that our international operations have
adopted the need to mitigate risk to a greater extent
than their South African counterparts, due in part to the
more dynamic challenges of their environments.
During F2007, the risk assessment indicated no
material new risks.
DIVIDEND
Gold Fields declared an interim dividend of 90 cents
per share (12 US cents per share) on 25 January 2007
and a final dividend of 95 cents per share (13 US cents
per share) on 25 August 2007, making a full-year dividend
of 185 cents per share (25 US cents per share).
OUTLOOK FOR F2008
After the intense activity of F2007, next year will be
mainly a period of consolidation for the Group. Bringing
Cerro Corona to production and the further build up at
South Deep will contribute largely to improving Gold
Fields’ attributable gold production to 4.25 million
ounces. Consistent production at Choco 10 is dependent
on establishing a reliable water supply which we expect
to be resolved in F2008.
Input inflation and additional human resource costs will
continue to exert pressure on costs as the commodity
cycle shows little sign of abating. Given these pressures,
the Group’s total cash cost increases should be between
10 and 15 per cent, depending on the outcome of the
current South African wage negotiations. We believe that
the longer term fundamentals underlying the gold price
remain positive. The ETFs will continue to stimulate
investment demand as new listings are introduced in the
Middle Eastern and Asian regions. Dehedging is
expected to continue, and the US dollar shows few signs
of significant strengthening. In addition, emerging wealth
in the Middle Eastern and Asian regions should provide
strong support to sustained demand for gold, given the
cultural significance of the metal.
F2008 is a time for bedding down the recent acquisitions
to ensure that the faith displayed by our shareholders is
justified by delivering on our promises. The delivery on
production and adherence to cost control is paramount to
ensure that the benefits flowing from higher earnings and
dividends are passed on to shareholders.

GOLD FIELDS 2007

Gold Fields has set the following objectives
for F2008:
•
Increase gold production to 4.25 million ounces;
•
Limit cash cost increase to 10 to 15 per cent;
•
Deliver the plan for South Deep’s build up,
optimisation with KEA and licence conversions;
•
Progress capital projects at Driefontein and
Tarkwa;
•
Increase rate of ore reserve development in
South Africa;
•
Bring Cerro Corona to account in the third
quarter of F2008;
•
Restore production at Choco 10;
•
Finalise the development and decision on
Essakane; and
•
Continue our global greenfield and brownfield
exploration programme at about US$65 million
for the year.
BRENDAN IVOR WALKER
1959 – 2006
It was with a sense of deep personal loss and sadness that we heard of the untimely death of our friend and colleague,
Brendan Walker, who was killed tragically in a car accident on 30 December 2006. He was head of our South African operations and his passing has left a great void in the ranks of the Gold Fields’ executive, not only in terms of his professionalism, but also his warm personality and thoughtfulness.
Brendan was associated with Gold Fields his entire working career, having been a bursar when he joined Kloof gold mine as a shift boss in 1983. He worked his way through the ranks to become manager of West Driefontein in 1995, managing director of Gold Fields Ghana in 2003 before returning to South Africa to be appointed as executive vice president and head of
South African operations in March 2006. He passed away at the relatively young age of forty-seven.
As chief executive officer, I knew Brendan as an outstanding miner and fellow executive. His colleagues respected him and his care and concern endeared him to those who served under him. I extend our sincere condolences to his family and friends. He is, indeed, sorely missed.
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED
APPRECIATION
At the end of a successful year, I would like to thank our
staff, their families and my immediate executive group for
their continued support throughout the year. I am equally
grateful to our many other stakeholders and shareholders
for their support and co-operation.
I also thank the Chairman, Mr Alan Wright, and the board
of directors, for their valued support and guidance
throughout the year.
We look forward with confidence to the year that lies ahead.
Ian Cockerill
Chief Executive Officer, Gold Fields Limited

SOUTH AFRICAN OPERATIONS
DRIEFONTEIN GOLD MINE
KLOOF GOLD MINE
BEATRIX GOLD MINE
SOUTH DEEP MINE
INTERNATIONAL OPERATIONS
TARKWA GOLD MINE
DAMANG GOLD MINE
CHOCO 10 GOLD MINE
ST IVES GOLD MINE
AGNEW GOLD MINE
OPERATIONAL
EXCELLENCE
GOLD FIELDS 2007

GOLD FIELDS 2007

OPERATIONAL
REVIEW
SOUTH AFRICA
F2007 CONTRIBUTION TO
SOUTH AFRICAN PRODUCTION
35%
38%
21%
Driefontein
South Deep
Kloof
Beatrix
F2007 OPERATING PROFIT SPLIT
43%
36%
20%
1%
6%
COSTS R/KG
F2006  F2007
0
10
20
30
40
50
60
70
80
90
PRODUCTION MOZ
F2006   F2007
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Despite the higher gold price, the South African operations experienced a difficult year partially due to the lack of available face length, coupled with a general depletion of surface mining resources that restricted flexibility. The response has been to raise development levels to optimise workflows and establish mining ore reserves for consistent future mining volumes and gold output.
PRODUCTION
Gold production decreased marginally from
82,725 kilograms to 82,302 kilograms
COSTS
Total cash costs rose 23 per cent to R86,908 per kilogram
on the back of higher wages and other input costs, and
the high cost of South Deep as it builds to full production

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Despite halving the number of fatalities over the past
10 years and notwithstanding our best efforts to eliminate
fatal injuries at our South African operations, Gold Fields
regrettably lost 29 colleagues during F2007.
The Group’s overall fatal injury frequency rate will have
to decline by 20 per cent per annum to meet the Mine
Health and Safety Council benchmark target set for
2013. Gold Field’s South African operations recorded a
reduction of 26 per cent in the fatal injury rate for
F2007 and we shall strive even harder in the coming
year to accelerate the encouraging downward trend of
fatal and other injuries.
However, our achievements in deep-level mining have a
significant cost and safety implication. The deeper we
mine the more prone our operations will be to fall of rock
and to seismic activity – major causes of casualties.
Our safety and team-building initiatives (Laphuma-Ilanga
at Driefontein, Eyethu at Kloof, Bompodi at Beatrix and
the Fall of Ground campaign at South Deep) are
dedicated to inculcating safety awareness and
consequent behavioural change to limit injury by
highlighting the need for pre-emptive safety action.
Kloof, Driefontein and Beatrix have all been certified in
terms of OHSAS 18001, with South Deep on track for
certification in F2008.
Our campaign to contain the impact of the HIV/Aids
pandemic advanced significantly during the year with
substantially increased voluntary counselling and
testing (VCT) rates across the operations. Kloof
achieved especially good results with over 50 per cent
of
employees, on average, par ticipating in the
programme. Its 7 shaft achieved a notable 60 per cent
participation.
The ISO 14001:2004 environmental management system
(EMS) certifications for Kloof, Driefontein and Beatrix
were retained while the implementation and certification
of the EMS for South Deep is planned for F2008. The ISO
Western Cape
Northern Cape
Eastern Cape
Free State
North West
Gauteng
Northern Province
Mpumalanga
KwaZulu-Natal
Lesotho
•
Driefontein Gold Mine
•
Kloof Gold Mine
•
South Deep Gold Mine
•
Beatrix Gold Mine

GOLD FIELDS 2007

OPERATIONAL REVIEW CONTINUED
SOUTH AFRICA
system’s requirement for continuous improvement feeds
positively into our operational efficiencies by formalising
the way in which lessons are learnt through rectifying
incidents, and from successful projects. The continued
decline in level-3 environmental incidents to three during
F2007 (F2006, four) is indicative of this. The AA 1000
stakeholder engagement management system is being
rolled out across all operations to supplement the OHSAS
and ISO safety and environmental management systems.
Gold Fields has actively supported and participated in the
Wonderfonteinspruit Action Group which has a mandate
to investigate water quality and quantity issues in the
Wonderfonteinspruit catchment area.
OPERATIONAL PERFORMANCE
During 2007, Gold Fields’ South African operations
received their new-order mining rights, with the
exception of South Deep whose application is still in
progress. As part of this process, Gold Fields and its
individual operations submitted Social and Labour
Plans setting out the range of activities and targets
designed to achieve the human resource and socio-
economic development objectives of the South African
Mining Charter.
The South African operations’ overall gold production
decreased by 0.4 per cent from 82,725 kilograms
(2.66 million ounces) in F2006 to 82,302 kilograms
(2.65 million ounces) for F2007, including the South Deep
contribution from 1 December 2006. Total cash costs rose
from R70,781 per kilogram (US$344 per ounce) to
R86,908 per kilogram (US$375 per ounce). This resulted
from reduced production, rising input costs (commodities
and wages) and the acquisition of the developing South
Deep mine.
The operating margin of the South African operations
improved to 38 per cent mainly as a result of the higher
average rand gold price of R147,514 per kilogram and
continued mining to the average declared reserve value
to maintain yields. Operating profit more than doubled to
R4,663 million (US$648 million) from R2,804 million
(US$438 million) in F2006.
Despite the higher gold price, the South African
operations experienced a difficult production year partially due to the lack of available face length, coupled with a
general depletion of surface mining resources restricting
flexibility. The response has been to raise development
levels by 14 per cent to 107 kilometres, excluding South
Deep. This will establish mining ore reserves for
consistent future mining volumes and gold output.
At Driefontein, the higher gold price enabled the
reopening of 10 shaft. Gold production declined by 12 per
cent mainly due to the impact of seismic events on
production levels at 4 shaft, which was subsequently
replanned, and marginally lower tons and yield from
surface stockpiles. Underground tonnage increased
during the year to compensate for the depletion of
surface mining resources. However, development levels
were constrained by seismicity affecting haulages
primarily at 5 and 1 shafts.
Gold production at Kloof decreased marginally despite
increased volumes mined due to mine call factor variability
and constraints arising from a lack of face length flexibility.
Development levels were increased 15 per cent year on
year, to improve ore reserve generation, and to provide a
more consistent future gold production profile.
Beatrix’s gold production declined by 9 per cent mainly
due to lower volumes and a poor mine call factor
particularly during the second half of the year at the

GOLD FIELDS 2007

North and South sections. Total development increased
by 22 per cent reflecting the strategic intent common to all
South African mines. This places the mine in a good
position to increase reef development and establish the
ore reserve flexibility necessary to carry out scattered
selective mining.
South Deep contributed production of 163,200 ounces for
the year. The mine, which had been capital constrained
under previous owners, requires extensive investment and
work to bring it to optimal production levels and meet the
planned build up to 4 million tons per annum by 2013. At
present, this is a developing mine with substantial
segments of its infrastructure incomplete. The
recommissioning of the South Deep Twins complex that
had been damaged through a shaft accident prior to
Gold Fields acquiring control of the mine on 1 December
2006, was completed ahead of schedule and without lost
time injury by mid-January 2007. Gold Fields has deployed
technical capacity to assist in ramping up production,
revisiting mine planning and orebody optimisation over the
mine life by driving,
inter alia, the completion of the 94 level
refrigeration project, which will allow the expansion of
development activity on the lower levels.
COSTS AND SKILLS
The continuing escalation of commodity costs and
the high level of investment in infrastructure in the
South African economy generated above-inflation cost
pressure on most inputs at all operations. Our access to,
and retention of skilled labour has been particularly
affected by recruiting from the platinum mines, other
mining groups and construction companies. Although
Gold Fields boasts a strong pool of professionals, we are
challenged to attract and retain experienced staff through
an increasing variety of initiatives.
The Gold Fields Business and Leadership Academy
(GFBLA) is negotiating with the newly-launched Joint
Initiative on Priority Skills Acquisition (JIPSA), a
government-supported programme, to train artisans for
industry on a meaningful scale.
The skills shortage also results in employing growing
numbers of unskilled candidates seeking employment in
the mining sector, thereby increasing pressure to provide
them with basic training in specific skills required to
perform their jobs. This delays the advanced occupational
training of skilled employees essential to improve
productivity, raising overall Group training costs.
At a Group level, we continue to investigate a variety of
arrangements with regional and global suppliers to
contain input cost pressures. Such negotiations are
commercially driven with criteria such as quality, cost,
reliability, occupational health and safety standards
remaining central.
DEPTH EXTENSION PROJECTS UPDATE
The R4.2 billion Driefontein 9 sub-vertical shaft depth
extension project and the R1.4 billion Kloof Extension
Area decline shaft project were approved during the year
and pre-sinking work is in progress. Sinking work on the
Driefontein 9 shaft project will commence in F2008. The
project will enable Driefontein to extend its life-of-mine by at least 13 years by mining an additional 8.5 million
ounces of reserves contained in a 13.9 million ounce
resource. Development to reef is planned to commence in
2013 on the upper four levels of the shaft and full
production anticipated during F2019.
The Kloof Extension Area was designed to add an
additional 2.0 million ounces of reserves contained in a
4.5 million ounce resource as incremental gold included

GOLD FIELDS 2007

in the production of Kloof’s profile over a 10-year
period. The decline for the project, however, was placed
on hold following the acquisition of South Deep and
based on results of additional ongoing surface drilling
work which is due for completion by December 2007.
Upon completion of this drilling the project will
be reassessed.
OPERATIONAL REVIEW CONTINUED
SOUTH AFRICA
CAPITAL EXPENDITURE
Capital expenditure for the year under review increased to
R2,467 million (F2006: R1,473 million; restated from
R694 million). The major items were: ore reserve
development (R987 million), the Driefontein 9 shaft project
(R162 million) and major projects at South Deep to ramp up
production (R283 million).

GOLD FIELDS 2007

OUTLOOK FOR F2008
During F2008, the South African operations will focus on:
•   Increasing development to improve ore reserve flexibility
•   Driving an integrated productivity strategy that focuses on people mobilisation and improves all working practices
•   Maintaining cost leadership through Project 100+ and Project Beyond
•   Completing the Kloof South Deep optimisation studies
•   Increasing capital expenditure with major spend on:
o  R1,3 billion on ore reserve development
o  R213 million on the Driefontein 9 depth extension project
o  R495 million on equipping and developing levels below 95 level at South Deep
o  Extending the positive trends in environmental, health, safety and community performance
•   Implementing the new Gold Fields sustainable development programme over the next three years
•   Improving safety performance through an integrated safety programme that focuses on risk management and safe behaviour by all employees

GOLD FIELDS2007

OPERATIONAL
REVIEW
SOUTH AFRICA
DRIEFONTEIN GOLD MINE
OPERATING PROFIT (R’mil)
F2006 F2007
0
200
400
600
800
1 000
1 200
1 400
1 600
1 800
2 000
DRIEFONTEIN GOLD MINE
THE DEPTH EXTENSION PROJECT AT DRIEFONTEIN 9 SUB-VERTICAL
SHAFT WAS APPROVED DURING THE YEAR AND PRE-SINKING WORK
HAS COMMENCED. THE PROJECT WILL EXTEND DRIEFONTEIN’S
LIFE-OF-MINE BY AT LEAST 13 YEARS BY MINING AN ADDITIONAL
8.5 MILLION OUNCES OF RESERVES CONTAINED IN A 13.9 MILLION OUNCE
RESOURCE. THE PROJECT IS PLANNED FOR COMPLETION LATE IN F2011
WITH FULL PRODUCTION ANTICIPATED DURING F2019.
Review of F2007
• Deepening of 9 shaft approved
• 4 shaft replanned due to seismicity
• Record production levels at 5 shaft
• High-grade 10 shaft reopened
• Increased operating profit margins
through quality mining
Production: 31,618 kg
Total cash costs: R80,457/kg
24%
Driefontein
F2007 CONTRIBUTION TO GROUP PRODUCTION

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
The fatality injury frequency rate improved from 0.34 to
0.13 in F2007 and the mine achieved one million fatality
free shifts on two occasions. However, the mine recorded
13 fatalities. The lost time injury frequency rate improved
from 14.7 for F2006 to 12.0 for the year under review.
Driefontein was audited for OHSAS 18001 and received
certification during the year.
Driefontein’s ISO 140001:2004 environmental management
system certification was renewed with only minor non-
conformance adjustments required. During the year
under review there were no level-3 and nine level-2
incidents arising from limited, uncontrolled spillages. The
permitted discharge of brine released from the
Driefontein water treatment plant drew adverse reaction
from stakeholders resulting in the cessation of the plant’s
operations and this, in turn, necessitated the purchase of
water from the local authorities which contributed to costs.
The mine maintained the previous year’s significant
reduction of water consumption per ton of rock mined.
Further energy-saving and demand-shifting projects such
as replacing diesel locomotives at the long-life shafts with safer, more reliable battery locomotives were implemented.
OPERATIONAL REVIEW
Gold production during F2007 declined 12 per cent to
31,618 kilograms (1.017 million ounces) compared with
F2006 production of 35,755 kilograms (1.15 million
ounces) respectively. The decline was due primarily to
planned lower production levels at Driefontein 4 shaft
and marginally lower tons and yield from surface
stockpiles. The underground tonnage mined was
increased to compensate for the depletion of surface
mining resources. The effect of lower 4 shaft levels was
partially offset by improved values recovered due to a
high level of focus on quality mining. Surface resources
are scheduled for depletion during F2009.
Production at Driefontein 4 shaft had been affected by
seismicity during F2006 and was further affected during
F2007 by instability associated with the mining of the
high-grade shaft pillar. This required the cessation of
mining during the first quarter of F2007 and the redesign
and replanning of the 4 shaft pillar extraction.
Seismicity impacted on the haulage and development at
1 and 5 shafts, reducing development to below budgeted
levels and constraining the secondary support
programme.
The higher gold price enabled the reopening of 10 shaft,
closed in 2004, leading to the creation of an additional
800 jobs.
Operating costs increased by 14.2 per cent mainly due to
higher human resources costs and above-inflation
increases in commodity costs, particularly steel, copper
and timber. The seismicity also caused increased
expenditure on secondary support, while the suspension
of the water treatment plant necessitated the purchase of
water from the local authority. However, the higher gold
price received, partially offset these increased costs
and the reduced gold production.
DRIEFONTEIN

GOLD FIELDS 2007

Driefontein
2007
2006
2005
Main development
km
28.0
27.4
27.8
2
Main on-reef (development)
km
5.3
4.2
3.8
(value)
cm g/t
1,307
1,454
1,837
Area mined
’000m
653
680
661
Productivity
m
2
/TEC
1
3.2
3.4
3.2
Tons milled
Underground
’000
3,812
3,867
3,794
Surface
’000
2,840
3,000
2,900
Total
’000
6,652
6,867
6,694
Yield
Underground
g/t
7.6
8.1
8.3
Surface
g/t
1.0
1.4
1.6
Combined
g/t
4.8
5.2
5.4
Gold produced
Underground
kg
28,815
31,441
31,650
Surface
kg
2,803
4,314
4,512
Total
kg
31,618
35,755
36,162
Total
’000oz
1,017
1,150
1,163
Operating costs
Underground
R/ton
653
579
3
537
3
Surface
R/ton
65
60
3
61
3
Total
R/ton
402
352
3
331
3
Gold sold
kg
31,618
35,755
36,162
3
Total cash costs
US$/oz
348
315
3
292
3
R/kg
80,457
64,870
3
58,335
3
Net earnings
Rm
1,004.3
644.9
3
332.1
3
US$m
139.5
100.8
3
53.5
3
Capital expenditure
Rm
815.0
543.3
3
456.8
3
US$m
113.2
84.9
3
73.6
3
1
TEC = total employee costed
2
Marginal Main Reef at West Section stopped
3
Restated
OPERATIONAL REVIEW CONTINUED
SOUTH AFRICA
Total cash costs for F2007 increased by 24 per cent
from R64,869 per kilogram (US$315 per ounce) to
R80,457 per kilogram (US$348 per ounce) mainly due to
reduced gold output and higher costs. Operating margins
increased from 37 per cent to 43 per cent, mainly on the
back of the improved gold price. Operating profit rose to
R1,995 million.
The depth extension project at Driefontein 9 sub-vertical
shaft was approved during the year and pre-sinking work has
commenced. The actual sinking work will commence early in
F2008. The project will extend Driefontein’s life-of-mine by at least 13 years by mining an additional 8.5 million ounces of reserves contained in a 13.9 million ounce resource. The
project is planned for completion in F2012 with full
production anticipated during F2019.
Capital expenditure during F2007 amounted to
R815 million (US$113 million) compared to R543 million
(US$85 million) during F2006.

GOLD FIELDS
2007

OUTLOOK FOR F2008
The primary focus during F2008 will be on:
•   Increasing development at all shafts to consolidate mining ore reserves for future flexibility and consistent production levels
•   Building spare ore-handling capacity at 1 and 5 shafts to reduce tramming distances
•   A consistent focus on volumes, values, quality and pillar mining
•   Implementing the theory of constraints productivity initiative at all shafts by mid-F2008
•   Ramping up shaft sinking activity at 9 shaft
•   Increasing capital expenditure to R1,021 million with the major spend on:
o R396 million on ore reserve development
o R213 million on the 9 shaft deepening
o R44 million on the 4 shaft pillar extraction
o R37 million on the battery locomotive project
o R27 million on the International Cyanide Code Compliance projects
o R26 million on the development from 5 sub-vertical to 9 shaft
•   Advancing the commitments set out in the Driefontein Social and Labour Plan
•   An intensive drive on the Masiphephe (Let’s be Safe) programme

GOLD FIELDS 2007

OPERATIONAL
REVIEW
SOUTH AFRICA
KLOOF GOLD MINE
DURING THE YEAR, THE LACK OF FACE LENGTH WAS GRADUALLY
ADDRESSED WITH DEVELOPMENT RISING YEAR ON YEAR BY
15 PER CENT FROM A TOTAL OF 30,400 METRES IN F2006 TO
35,047 METRES FOR F2007. INCREASED DEVELOPMENT AND OPENING
UP ARE DESIGNED TO SUSTAIN AND IMPROVE THE ORE RESERVE
GENERATION PROFILE TO ACHIEVE A MORE CONSISTENT GOLD
PRODUCTION PROFILE.
Review of F2007
• Gold production up 1 per cent
• Development increased by 15 per cent
to strive for consistent future volumes
and gold output
• Net earnings increased to R790 million
Production: 28,705 kg
Total cash costs: R84,672/kg
F2007 CONTRIBUTION TO GROUP PRODUCTION
22%
Kloof
OPERATING PROFIT (R’mil)
F2006 F2007
0
200
400
600
800
1 000
1 200
1 400
1 600
1 800
KLOOF GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Eyethu, the behaviour-based safety initiative at Kloof, led
to a safety performance improvement during F2007. Four
of the five operating shafts achieved in excess of a half-
million fatality free shifts with 1 and 5 shafts recording
one million fatality free shifts. Nevertheless, the mine
recorded 11 fatalities. The FIFR for the year improved
from 0.38 to 0.23 per million man-hours worked. The
overall lost time injury frequency rate (LTIFR) was 15.4,
an improvement of nearly 20 per cent year on year. Kloof
became the first Gold Fields South African operation to be
recommended for OHSAS 18001. This is the international
standard for the assessment of Group safety standards.
Regarding HIV prevention, Kloof recorded the highest
voluntary counselling and testing (VCT) percentage within
the Group (50 per cent) with 7 shaft achieving 60 per cent.
Kloof’s ISO 14001:2004 environmental management
system was recertified with the mine recording only one
level-3 incident arising from surface and groundwater
pollution due to waste rock dumps and tailings dams.
OPERATIONAL REVIEW
Although Kloof increased its volumes mined, gold
production during F2007 increased only marginally to
28,705 kilograms (923,000 ounces) compared with F2006
production of 28,429 kilograms (914,000 ounces). This
was caused by fluctuations in the mine call factor due to
flexibility being restricted by the lack of face length. Gold from sweepings in the high-grade panels and old gold
recovered from cleaning out and vamping were below
expectations. The mine was also affected by contractor
under-performance in terms of secondary support and
logistical constraints at 3 and 4 shafts.
The 3 plant was decommissioned and the infrastructure
relocated as planned. The cessation of gold recovery
from the plant clean-up and a general run down of
surface resources were not sufficiently offset by
increased gold from underground.
During the year, the lack of face length was gradually
addressed with development rising year on year by
15 per cent from a total of 30,400 metres in F2006 to
35,047 metres for F2007. Increased development and
opening up is designed to sustain and improve the ore
reserve generation profile to achieve a more consistent
gold production profile.
Total cash costs for F2007 increased by 10 per cent to
R84,672 from R76,918 per kilogram mainly because of
above-inflation cost increases relating to timber, cement
and labour. Operating margins increased from 26 per cent
to 40 per cent mainly on the back of a better gold price.
Operating profit rose to R1,691 million.
The R1.4 billion Kloof Extension Area (KEA) decline shaft
project was approved during the year and pre-sinking
work commenced. The KEA was designed to contribute
an additional 2.0 million ounces of incremental gold
production to Kloof’s profile over a 10-year period.
KLOOF

GOLD FIELDS 2007

Kloof
2007
2006
2005
Main development
km
35
30.4
36.1
2
Main on-reef (development)
km
6.1
7.3
6.7
(value)
cm g/t
1,410
1,788
1,857
Area mined
’000m
620
607
623
Productivity
m
2
/TEC
1
3
3.4
3.4
Tons milled
Underground
’000
3,447
3206
3,471
Surface
‘000
382
460
1,184
Total
‘000
3,829
3,666
4,655
Yield
Underground
g/t
8.2
8.7
9.1
Surface
g/t
1.2
1.1
0.7
Combined
g/t
7.5
7.8
6.9
Gold produced
Underground
kg
28,260
27,915
31,474
Surface
kg
445
514
784
Total
kg
28,705
28,429
32,258
Total
‘000oz
923
914
1,037
Operating costs
Underground
R/ton
727
703
3
618
3
Surface
R/ton
82
61
3
67
3
Total
R/ton
662
622
3
478
3
Gold sold
kg
28,705
28,429
32,258
3
Total cash costs
US$/oz
366
374
3
330
3
R/kg
84,672
76,918
3
65,866
3
Net earnings/(loss)
Rm
790.3
209.9
3
(15.2)
3
US$m
109.8
32.8
3
(2.4)
3
Capital expenditure
Rm
775.8
482.7
3
547.1
3
US$m
107.8
75.4
3
88.1
3
1
TEC = total employee costed
2
The Kloof and Middelvlei Reef marginal areas stopped
3
Restated
OPERATIONAL REVIEW CONTINUED
SOUTH AFRICA
The project’s decline was placed on hold due to the
current investigation into alternative mining methods
following on the acquisition of South Deep Gold Mine and
pending the results of additional surface drilling work
conducted during late F2007.
The Kloof Eyethu Team Development Programme, launched
in F2006 to create a safer and more productive working
environment, has shown promising results. A third of the
workforce has undergone training and the programme is
being enhanced to include peer observations.
A memorandum of understanding was signed with
Sandvik for the development of new underground mining
technology to increase productivity which envisages,
inter
alia, the modification of existing equipment and the
development of new systems for Kloof’s particular needs.
We are also exploring the use of ice slurry for the
management of underground mining temperature.
Capital expenditure increased to R776 million
(US$108 million) (F2006: R483 million (US$75 million))
with the greatest spend relating to the 4 sub-vertical shaft and 1 shaft pillar extraction.

GOLD FIELDS 2007

OUTLOOK FOR F2008
The primary focus during F2008 will be on:
•   Creating mining flexibility through increased development, mainly at 4 shaft, to sustain and improve the ore reserve generation profile
•   Increasing opening up activity to access high-grade VCR pillars
•   Advancing the technology drive to improve safety and productivity
•   Implementing the theory of constraints productivity initiative at all shafts by mid-F2008
•   Finalising the redesign of the KEA project post the completion of the surface drilling programme
•   Capital expenditure of R898 million with major spend on the following projects:
o R453 million on ore reserve development
o R88 million on the revised KEA project
o R48 million on the 1 shaft pillar extraction project
•   Driving the Eyethu team mobilisation programme to improve safe behaviours and team performance
•   Implementing the Social and Labour Plan

GOLD FIELDS 2007

OPERATIONAL
REVIEW
SOUTH AFRICA
BEATRIX GOLD MINE
THE INCREASED GOLD PRICE RECEIVED BOLSTERED THE EARNINGS
FOR THE MINE WITH THE NORTH SECTION AND 4 SHAFT SHOWING
GOOD IMPROVEMENT. THE SOUTH SECTION ENCOUNTERED
INCREASED FAULTING IN PILLAR AREAS, DECLINING ORE RESERVES
AND HIGH GRADE VARIABILITY THAT CONTRIBUTED TO LOWER
GRADES AND GOLD OUTPUT.
Review of F2007
• Gold production down 9 per cent
• Development increased by 22 per cent to
ensure consistent future volumes and
gold output
• Net earnings increased to R370.8 million
Production: 16,903 kg
Total cash costs: R87,251/kg
13%
Beatrix
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
100
200
300
400
500
600
700
800
900
1 000
BEATRIX GOLD MINE

GOLD FIELDS 2007

HEALTH, SAFETY AND ENVIRONMENT
The lost time injury frequency rate (LTIFR) was 5.49, an
improvement of 7 per cent year on year. The fatality injury
frequency rate improved from 0,24 to 0,13 per million
man-hours worked. The mine experienced four fatalities
during the year. Beatrix also received OHSAS 18001
certification.
The average underground environmental conditions for
both stoping and development remained at or below the
Group target of 28.5ºC. The mine has embarked on an
ongoing education programme for all employees and
initiated a number of engineering controls to meet the
targets set by the Mine Health and Safety Council.
Beatrix’s ISO 14001:2004 environmental management
system was recertified during annual audits. During the
year, no level-3 environmental incidents were reported
while 12 level-2 incidents were reported and rectified. The
environmental management plan for the exploration of
methane gas to reduce potential greenhouse gas
emissions and earn carbon credits, has been approved by
Petroleum Agency SA. Initial tests on existing boreholes
have commenced.
OPERATIONAL REVIEW
Gold production during F2007 declined by 9 per cent to
16,903 kilograms (543,400 ounces) compared with the
F2006 production of 18,541 kilograms (596,100 ounces)
mainly because of a lower mine call factor at the North and
South Sections during the quarter ended March 2007.
Overall year on year volumes mined were, however,
marginally higher.
Total cash costs at R87,251 per kilogram were 20 per
cent higher year on year compared to R72,768 per
kilogram mainly as a result of the lower gold output.
Operating margins increased from 30 per cent to 38 per
cent and operating profit rose 56 per cent to R933 million.
Total mine development for F2007 increased by 22 per
cent year on year to a total of 43,791 metres. In addition,
exploratory secondary development to define higher
grade areas at the South Section contributed an
additional 4,597 metres of development. The total
development of 48,388 metres for F2007 represents a
20 per cent increase year on year. The results from all
development indicate that the orebody has the potential to
sustain gold output volumes at levels similar to marginally
higher stoping volumes.
The increased gold price received bolstered earnings for
the mine with the North Section and 4 shaft showing a
good improvement. 4 shaft consistently contributed in
excess of 400 kilograms per month. The South Section
encountered increased faulting in pillar areas, declining
ore reserves and high grade variability that contributed to
lower grades and gold output. Consequently, emphasis
on cost containment, quality mining and consistent gold
output remains a high priority.
The overall mine call factor declined during the second
half of the year. The high free gold content of the various
Beatrix reefs remains an ongoing focus and challenge.
A sweeping process modification, introduced in late
F2007, to reduce dust levels, resulted in an increased
loss of fine gold within stopes. Subsequent reviews,
involving management and organised labour, resulted in
the introduction of an innovative sweeping tool that
improved gold recovery without compromising health and
safety. The introduction of this process during the fourth
BEATRIX

GOLD FIELDS 2007

quarter resulted in an improved recovery and mine call
factor by year-end.
The yield regressed by 10 per cent during the year from
5.2 grams per ton to 4.7 grams per ton primarily due to poor mine call factor. In order to ensure quality output, continued
focus is placed on gulley vamping and sweepings.
However, historical old gold recovery volumes are also
declining as the mine is systematically cleaned.
Stoping volumes increased by 2.5 per cent year on year to
702,683 square metres despite a slow build up after the
December break. Volumes at 4 shaft averaged approximately
10,000 square metres per month, a 3.8 per cent improvement
year on year. At the North and South sections, volumes
increased by 2 per cent on the previous year.
No surface tonnage was processed during the year as
values contained within the remaining dumps are not
economical at prevailing gold prices and grades.
Capital expenditure amounted to R593 million
(US$82 million), much of it devoted to the development
work at all sections.
Beatrix
2007
2006
2005
Main development
km
43.8
35.9
38.4
2
Main on-reef (development)
km
6.4
6.9
8.4
(value)
cm g/t
967
1,135
1,049
Area mined
’000m
703
686
763
Productivity
m
2
/TEC
1
5.6
5.5
5.7
Tons milled
Underground
’000
3,590
3,551
3,852
Surface
’000
–
–
329
Total
’000
3,590
3,551
4,181
Yield
Underground
g/t
4.7
5.2
5.0
Surface
g/t
–
–
0.8
Combined
g/t
4.7
5.2
4.6
Gold produced
Underground
kg
16,903
18,541
19,139
Surface
kg
–
–
279
Total
kg
16,903
18,541
19,418
Total
’000oz
543
596
624
Operating costs
Underground
R/ton
432
396
3
367
3
Surface
R/ton
–
–
32
3
Total
R/ton
432
396
3
341
3
Gold sold
kg
16,903
18,541
19,418
3
Total cash costs
US$/oz
377
354
3
352
3
R/kg
87,251
72,768
3
70,368
3
Net earnings/(loss)
Rm
370.8
185.4
3
(93.8)
3
US$m
51.5
29.0
3
(15.1)
3
Capital expenditure
Rm
592.8
447.3
3
428.3
3
US$m
82.3
69.9
3
69.0
3
1
TEC = total employee costed
2
Marginal development at the South section stopped
3
Restated
OPERATIONAL REVIEW CONTINUED
SOUTH AFRICA

GOLD FIELDS 2007

OUTLOOK FOR F2008
The primary focus during F2008 will be on:
•   Continuing to ramp up development activity especially reef development at the North and West shafts
•   Solving the ongoing quality mining deficiencies
•   Reassessing the viability of the different mining complexes
•   Implementing the theory of constraints productivity initiative at all shafts by mid F2008
•   Completing the 3 shaft capital programme
•   Completing the study to assess the viability of increasing 3 shaft throughput capacity from 180,000 to 250,000 tons per month
•   Capital spend for the year is R553 million:
o R453 million on ore reserve development
•   Driving to accelerate the implementation of the Social and Labour Plan especially as regards demographic representivity

GOLD FIELDS 2007

OPERATIONAL
REVIEW
SOUTH AFRICA
SOUTH DEEP MINE
DUE TO ITS PROXIMITY TO KLOOF MINE, SOUTH DEEP IS A NATURAL
ADDITION TO THE GOLD FIELDS FRANCHISE OF HIGH-QUALITY LONG-
LIFE MINES IN SOUTH AFRICA. A FULL STUDY TO EXAMINE THE
OPTIMISATION OF THE KLOOF/SOUTH DEEP COMPLEX IS ONGOING TO
SET UP THE OPERATION FOR THE NEXT 40 YEARS.
Review of F2007
1
• Acquired by Gold Fields on 1 December 2006
• Shaft delivered ahead of schedule without
lost time injury
• Ongoing integration of mine into Gold
Fields’ systems
Production: 5,076 kg
Total cash costs: R137,689/kg
4%
South Deep
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2007
0
5
10
15
20
25
30
35
40
45
SOUTH DEEP GOLD MINE
1
Last seven months

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
The lost time injury frequency rate for the period
1 January 2007 to 30 June 2007 was 12.06. During
F2007, the mine recorded one fatality and a fatality injury
frequency rate of 0.13 per million man-hours worked. The
mine remains on track for OHSAS 18001 certification in
F2008.
The fall of ground prevention campaign has reduced
such incidents but highlighted the future need to focus on
slip and fall risks.
The ISO 14001:2004 environmental management system
implementation is on track and due for certification during
F2008. Two level-3 environmental incidents were recorded
for the period under review. These related to water
overflow from a return water dam when a lower production
rate and plant failure caused an imbalance in the water
volumes entering the return water dam. No change in
water quality in the public stream was observed.
OPERATIONAL REVIEW
Gold Fields acquired control of South Deep Gold Mine on
1 December 2006.
Due to its proximity to Kloof Mine, South Deep constitutes
a logical addition to the Gold Fields franchise of high-
quality long-life mines in South Africa.
Prior to acquisition, the mine suffered a shaft accident in
May 2006 in which the Twin shaft complex was damaged.
In addition, a fire broke out in August 2006, which took
until late December to bring under control. Subsequent
flooding occurred due to the mudpress ore pass hanging
up. The recommissioning of the Twin shaft complex was
completed by third quarter F2007, ahead of schedule and
without a single lost time injury.
The recommissioning necessitated logistical
reorganisation to move people and ore flow away from the
South shaft complex. This, and the impact of the fire,
adversely affected production build up. For the period under review, gold production amounted to 5,076 kilograms
(163,200 ounces) but this must be seen in the context of
the mine’s history of under-investment. South Deep
remains, at present, a developing mine with large sections
of its infrastructure, especially at lower levels, incomplete.
This lack of flexibility impacted on gold production.
The ramping up of production was also affected by high
staff turnover in the trackless section. These staff skills are highly sought after by other trackless miners and the
construction sector. Remuneration adjustments were made
by year-end to attract and retain such staff. The trackless
section is expected to return to the full three-shift level by the end of the first quarter of F2008. Discussions are
ongoing with the GFBLA to invest in trackless training
infrastructure to reduce the future risk of poaching.
The integration of the South Deep administrative,
management and IT systems into the Gold Fields
systems is ongoing and some synergies have been
achieved. Gold Fields technical expertise was employed
to revisit mine planning and orebody optimisation over the
mine life.
The Twin shaft ventilation deepening project and
installation of infrastructure were also delayed due to
the logistical reorganisation associated with the
recommissioning of the Twin shaft complex. A shortage
of civil engineering staff experienced by contractors also
exacerbated the situation. By year-end, most of the lost
time had been made up and, with the exception of a
backlog in secondary support, the bottlenecks were
SOUTH DEEP

GOLD FIELDS 2007

substantially removed. The 95-level workshop was
commissioned which allows the commencement of the
long haul stoping programme. At full production, this will
provide an additional 150,000 tons of marginal Elsburg
ore per quarter to supplement current ore production.
Moving forward, the focus will be on developing the
pumping and rock-handling infrastructure below 95-level
and the completion of the 94-level refrigeration project,
which will allow the expansion of mining at the lower
levels. Mechanised destress and backfill programmes are
being put in place to counter the risk of increased
seismicity at these lower levels.
Total cash costs were R137,689 per kilogram. Operating
profit was R44.2 million (US$6.1 million).
During the seven months, 1,104 million tons were milled
of which 776,000 tons came from underground with the
balance made up from surface stockpiles.
Capital expenditure for F2007 was R283 million
(US$39.4 million) spent mainly on the Twin shaft ventilation deepening project, the 94-level refrigeration plant and
95-level trackless workshop. The board approved the below
95-level development project amounting to R163 million
(US$22.4 million), which will establish mining ore reserves
for the consistent future mining of volumes and gold output.
These projects are critical to achieve the previous joint
venture’s approved feasibility study to increase production
to 330,000 tons per month within a six- to seven-year
timeline, with associated infrastructure requiring capital
expenditure of about R4.3 billion (US$601 million).
South Deep
1
2007
Main development
km
2.9
Main on-reef (development)
km
1.7
(value)
cm g/t
6.2
Area mined
’000m
48.0
Productivity
m
2
/TEC
2
Tons milled
Underground
’000
776
Surface
’000
328
Total
’000
1,104
Yield
Underground
g/t
6.2
Surface
g/t
0.9
Combined
g/t
4.6
Gold produced
Underground
kg
4,783
Surface
kg
293
Total
kg
5,076
Total
’000oz
163
Operating costs
Underground
R/ton
896
Surface
R/ton
75
Total
R/ton
652
Gold sold
kg
5,166
Total cash costs
US$/oz
595
R/kg
137,689
Net loss
Rm
(46.8)
US$m
(6.5)
Capital expenditure
Rm
283.4
US$m
39.4
1
South Deep for the 7 months from 1 December 2006
2
Not provided as this comprises a small proportion of total volume mined
OPERATIONALREVIEWCONTINUED
SOUTH AFRICA

GOLD FIELDS 2007

OUTLOOK FOR F2008
The primary focus during F2008 will be on:
•   Ramping up and maintaining consistent gold production at approximately 80,000 ounces per quarter primarily through maintaining high production levels from the trackless section and a full year’s production from long-haul stoping
•   The commencement of development on 100, 105, 110 and 110A-levels by the end of the second quarter of F2008
•   Completing 94-level refrigeration plant by end of the third quarter of F2008
•   Advancing the mechanised destress and backfill placement design programmes
•   Implementing the theory of constraints productivity initiative by mid-F2008
•   Capital expenditure of R817 million, with the major spend on:
o R175 million on the ventilation shaft-deepening
o R100 million on the 94-level refrigeration plant development
o R174 million on ore reserve development
o R320 million on phase 1 development
•   Conversion to new-order mining rights complete by end F2008

3%
11%
43%
30%
Tarkwa
Choco 10
Damang
Agnew
St Ives
F2007 CONTRIBUTION TO
INTERNATIONAL OPERATING PROFIT
0.2%
7%
50%
20%
23%
13%
F2007 CONTRIBUTION TO
INTERNATIONAL PRODUCTION SPLIT
F2006 F2007
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
PRODUCTION MOZ
COSTS R/KG
F2006 F2007
0
50
100
150
200
250
300
350
400
The international operations contributed total gold production of 1.6 million ounces, slightly below F2006, mainly due to a reduction of 47,000 ounces at the
Damang operation and slower than planned ramp up of Choco 10 production. The higher average received gold price of US$638 per ounce (F2006: US$526 per ounce) resulted in revenues of US$1,047 million (F2006: US$890 million), notwithstanding the marginally lower production.
PRODUCTION
Gold production decreased marginally from
52,515 kilograms to 50,977 kilograms
COSTS
Total cash costs increased 22 per cent from
US$309 per ounce to US$377 per ounce due to higher
input costs at all operations and increased costs at
Choco 10 due to mill constraints
GOLD FIELDS 2007

OPERATIONAL REVIEW CONTINUED
INTERNATIONAL OPERATIONAL REVIEW

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
The international operations were fatality free in F2007.
The LTIFR, however, showed a regression from 1.07 to
1.36 per million man-hours. St Ives achieved its lowest
LTIFR to date.
The operations continue to progress their safety
management systems and employee wellness initiatives
with the Australian operations maintaining their AS/NZ
4801 status, and Tarkwa and Damang maintaining their
OHSAS 18001:1999 certification.
The Australian and Ghanaian operations all retained their
ISO 14001:2004 certification. At the Choco 10 mine in
Venezuela, environmental permitting issues and efforts to
access new water sources diverted environmental
capacity but the mine continues to move towards ISO
14001:2004 certification for F2008. The number of level-3
environmental incidents continued to decline across
international operations with only one recorded at St Ives
where a return water dam overflowed. The Department of
Environment is investigating the incident, which was
cleaned up, and the results should be known in F2008.
The roll-out and implementation of the AA 1000 standard
across the international operations was delayed, mainly
due to capacity constraints. It is now scheduled for
implementation in F2008.
OPERATIONAL PERFORMANCE
F2007 presented the international operations with many
challenges including generally lower grades and rising
input costs resulting in lower than expected gold sales
and higher unit costs. The Tarkwa operation was best
positioned to respond to these challenges and delivered a
result that was marginally below expectations, whereas
Choco 10 fell well short of expectations due to equipment
failure, water shortages and industrial action.
The international operations contributed total gold
production of 1.6 million ounces, slightly below F2006
mainly due to a reduction of 47,000 ounces at the Damang
operation and slower than planned ramp up of Choco 10
production. The higher average received gold price of
US$637 per ounce (F2006: US$526 per ounce) resulted in
revenues of US$1,047 million (F2006: US$890 million),
notwithstanding the marginally lower production.
On an attributable basis, the operations produced
1.38 million ounces. Average cash costs were US$377 per
ounce (F2006: US$309 per ounce) with all operations
feeling the impact of local and global input cost increases
and varying degrees of production decreases. Operating
profit reached US$428 million (F2006: US$365 million) on
the back of the higher gold price.
At Tarkwa, the CIL expansion and heap leach pad
extension projects were approved at a combined capital
cost of US$175 million as part of the continued inward
investment to optimise the site’s processing opportunities,
with the CIL plant throughput being increased to
1.0 million tons per month. The operation achieved record
mined and milled tonnages that were offset, however, by
grade decreases due to changes in mining mix. Increased
input costs of power generation, consumables including
steel, diesel, and higher labour costs were experienced,
and will continue to remain a focus from a continuous
improvement and supply perspective.
PRODUCING MINES
DEVELOPING MINE
South America
Africa
Australia
Venezuela
Choco 10
Peru
Cerro Corona
Australia
St Ives
Agnew
Ghana
Tarkwa
Damang

GOLD FIELDS 2007

Damang experienced reduced gold production with the
depletion of various high-grade pits and reduced crusher
availability in the second half of the year. Progression at
the Damang Pit Cutback continued ahead of schedule
and remains on track to deliver full production by late
F2008. Exploration and the evaluation of projects
continued during the year in line with the expectations to
maintain and grow the operation’s life-of-mine.
Gold production at St Ives was consistent, with the open
pit operations and Leviathan underground operations
performing to expectation. There was a significant
improvement in the performance of the Argo underground
mine which impacted positively on the mine. The
Leviathan open pit project commenced at the end of
F2007 and will be the main source of open pit feed to the
mill and heap leach facilities over the next few years.
Development of a new underground mine (Belleisle)
commenced in the last quarter of F2007 with another
(Cave Rocks) planned to commence during the first
quarter of F2008.
At the Agnew mine, paste filling was implemented into the
underground mining method to overcome changing
ground conditions associated with depth. Delays in
commissioning the paste fill plant and additional
rehabilitation work of existing development resulted in
lower tonnages being mined from the high-grade Kim
South Lode. Processing requirements were supplemented
by additional tonnages from the Songvang open pit but at
a significantly lower grade.
Choco 10 had a difficult year in which gold production was
negatively affected by technical difficulties during the first quarter. This was compounded by industrial action and a
continued lack of adequate process water volumes to run
the plant at full capacity for the second half of the year.
The mine has initiated a variety of measures to secure its
future water supplies from other sources. Notwithstanding
a promising start, mined quantities remained below
expectations.
EXPLORATION
Brownfield exploration remained the focus of the Australian
operations. At St Ives, US$17 million was spent on the full
field exploration strategy which identified and verified a
number of encouraging targets to be followed up in F2008.
At Agnew, exploration of US$7 million focused on the near
mine extensions at the Waroonga complex and improving
the definition of the Vivien project. In addition, significant progress was made at Agnew on advancing land access
negotiations for continued exploration access to other
regional targets. In Ghana, Tarkwa exploration underwent a
period of consolidation as capital expenditure was focused
on infrastructure expansion. At Damang, drilling work on
12 geographically discrete palaeoplacer and hydrothermal
project areas was completed during the year. In Venezuela,
exploration work continued to improve and extend the
definition of the down-dip extension of the VBK
mineralisation as well as converting inferred resources
immediately adjacent to current pit designs, confirming our
belief in the long-term potential of the region.
COMMODITIES
The ongoing strength of the commodities’ cycle
maintained above-inflation cost pressure on all inputs
across the operations. To this end, we continue to
investigate a range of global supplier arrangements at
Group level to contain costs. Although cost containment is
a key motivator, we recognise that any such agreements
must be commercially driven by considerations such as
quality, cost, reliability, occupational health and safety
standards remaining central requirements. At a regional
level, Gold Fields has sought to achieve the benefits of
economies of scale by addressing the combined
procurement needs of a number of individual operations
where this proved advantageous. Thus, Tarkwa entered
into a joint venture with a tyre service provider to establish a tyre retreading facility on site to serve Gold Fields
Ghana’s needs as well as those of the wider mining
sector. The 12-month diesel hedge was renewed in July
2006 and we anticipate renewing this arrangement for
F2008 to cap diesel cost increases.
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL

GOLD FIELDS 2007

OUTLOOK FOR 2008
During F2008, the international operations will focus on:
•   Improving safety, health, environment and community performance including the implementation of the Group’s sustainable development framework
•   Increasing total gold production through consistent performance from the Australian and
Ghanaian mines, improved performance from Venezuela and first production from Peru
•   Completion of the key capital programmes, in particular the CIL expansion and heap leach extension projects at Tarkwa
•   Continuing to drive productivity improvements through improved employee training, technology and benchmarking
•   Managing inflationary pressures on key inputs through innovative procurement initiatives
•   Delivering organic growth through continued brownfields exploration and conversion of targets into development projects.
•   Projected capital expenditure at R3.5 billion (US$500 million):
o R504 million (US$72 million) Tarkwa CIL plant
o R259 million (US$37 million) Tarkwa Teberebie Cutback
o R245 million (US$35 million) Tarkwa North Heap Leach Pad
o R1,127 million (US$161 million) Cerro Corona construction
o R233 million (US$46 million) St Ives underground projects
THE ONGOING STRENGTH OF THE
COMMODITIES’ CYCLE MAINTAINED
ABOVE-INFLATION COST PRESSURE ON
ALL INPUTS ACROSS THE OPERATIONS
The lack of availability of skilled staff in disciplines such as geology, mining and geotechnical continues unabated with
demand in the construction sectors in regions such as
southern Africa, the Middle East and Asia increasing the
competition for skilled and experienced personnel.
Although Gold Fields boasts a strong pool of professionals,
the need for innovative approaches to attract and, above
all, retain experienced staff is greater than ever. In
Australia, the Group has accepted that it cannot always
compete in terms of salary. It has therefore increased the
flexibility of Group contributions to pension and private
healthcare costs as well as the encashment of long-service
leave. Measures aimed at the retention of older, more
experienced staff regarding pensions, health care and
children’s education were put in place during the year.
Although staff turnover remains high in Australian terms, it has declined to levels more in line with peer organisations.
CAPITAL EXPENDITURE
Capital expenditure for the year was US$267 million
(R1,920 million) – excluding Cerro Corona – an increase
of US$118 million (R969 million) on F2006. The primary
project spends included:
•
Teberebie Cutback and initial expenditure on
processing optimisation projects;
•
CIL expansion and heap leach pad extensions at
Tarkwa;
•
Damang Pit Cutback waste stripping;
•
Heap leach pad extensions and improvement projects
at St Ives;
•
Underground mine development at Agnew;
•
Exploration at Agnew;
•
The water infrastructure programme at Choco 10; and
•
Exploration in Venezuela.

GOLD FIELDS 2007

OPERATIONAL
REVIEW
INTERNATIONAL OPERATIONS
TARKWA GOLD MINE
DURING THE SECOND QUARTER OF F2007, THE TARKWA CIL
EXPANSION AND NORTH HEAP LEACH EXPANSION PROJECTS WERE
APPROVED. THE CIL EXPANSION WILL INCREASE PLANT THROUGHPUT
TO 1.0 MILLION TONS PER MONTH, WHILE THE NORTH HEAP LEACH
EXPANSION PROJECT WILL CATER FOR ONGOING STACKING
REQUIREMENTS. THESE PROJECTS ARE EXPECTED TO BE
COMPLETED IN EARLY F2009.
Review of F2007
CIL and North heap leach expansion
approved
New record tonnage and mill throughput
Production: 697,149 ounces
Total cash costs: US$333 per ounce
16%
Tarkwa
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
200
400
600
800
1 000
1 200
1 400
1 600
TARKWA GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Tarkwa Gold Mine had a fatality free year in F2007.
The mine underwent a recertification audit and was
certified as compliant with the ISO 14001:2004
environmental management standard.
The Sustainable Community Empowerment and
Economic Development Programme (SEED) entered its
second year of supporting a range of alternative
livelihood, education, scholarship and training
programmes. It remains on track to improve the
livelihoods and quality of life of 30,000 members of the
16 stakeholder communities of our operations by 2010.
The HIV/Aids awareness campaign conducted by the
volunteer Peer Educators and Community Health
Facilitators reached over 5,000 employees, dependants
and contractors by year-end.
OPERATIONAL PERFORMANCE
During the second quarter of F2007, the Tarkwa CIL
Expansion and North Heap Leach Expansion projects
were approved. The estimated costs of these projects are
US$126 million and US$49 million respectively. The CIL
expansion will increase plant throughput from current
levels to 1.0 million tons per month, while the North Heap
Leach Expansion project is a planned extension of
existing heap leach pads to cater for ongoing stacking
requirements. These projects are expected to be
completed in early F2009.
Total gold production was 697,149 ounces (21,684
kilograms), slightly less than the 709,242 ounces
(22,060 kilograms) recovered in F2006.
The mine achieved new records in tonnage mined and
plant throughput during F2007. The increase in plant
throughput was driven primarily by an improvement in the
ability to blend ore to the SAG mill.
The overall grade recovered from the CIL plant was
1.51 grams per ton in F2007 (F2006: 1.58 grams per ton).
This marginal reduction is attributable to declining head
grade. Tonnage crushed to the heap leach process for
the year was 17,019 million tons compared with
16,800 million tons in F2006.
Total cash costs increased to US$333 per ounce (F2006:
US$292 per ounce) due to across the board increases in
virtually all key inputs including fuel, reagents, tyres,
spares related to equipment maintenance costs, wear
materials in crushing circuits, cement and cyanide.
In addition, the biggest contribution to unit cash cost
increases was the cost of on-site power generation arising
from the Akosombo dam experiencing its lowest water
levels ever recorded. In response to national load-
shedding requirements Gold Fields Ghana in a consortium
with AngloGold Ashanti, Golden Star and Newmont
purchased a nominal 80 Megawatt diesel powerplant to
supplement the sector’s power requirements. The
US$41.6 million cost of the plant was evenly shared by the
companies. The plant came on stream during first quarter
of F2008. Costs were also affected by the increase in
tonnage treated and in the cost of labour as an outcome
TARKWA

GOLD FIELDS 2007

Tarkwa
2007
2006
2005
Open pit mining
Waste mined
’000t
85,508
75,899
63,170
Ore mined
’000t
22,074
21,037
19,301
Head grade
g/t
–
1.2
1.3
Strip ratio
W:O
4
3.6
3.3
Processing
Tons processed
Milled
’000t
5,620
4,687
3,189
Heap leach
’000t
17,019
16,800
16,444
Total
’000t
22,639
21,487
19,633
Yield
Milled
g/t
1.5
1.6
1.5
Heap leach
g/t
0.8
0.9
1.0
Combined
g/t
1.0
1.0
1.1
Gold produced
Milled
kg
8,457
14,638
4,685
Heap leach
kg
13,227
7,422
16,366
Total
kg
21,684
22,060
21,051
Total
’000oz
697
709
677
Total cash costs
US$/oz
333
292
234
Net attributable
Rm
598.6
445.2
304.0
earnings
US$m
83.1
69.6
48.9
Capital expenditure
Rm
775.6
299.7
469.6
US$m
107.7
46.8
75.6
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL
of the wage settlement concluded during the second
quarter of F2007. A diesel hedge was put in place in
F2007 to cap diesel costs. In the light of the global tyre
supply crisis Gold Fields Ghana has entered into a joint
venture with a tyre service provider to establish a tyre
retreading facility on the Tarkwa mine site to serve the
needs of Tarkwa and Damang. It has the potential to
explore other commercial opportunities.
Revenue generated during the year was US$444.8 million,
with an operational cost of US$248.9 million as well as a
credit to Gold In Process of US$17.0 million, realising
an operating profit of US$213 million for F2007.
Net attributable earnings totalled US$83.1 million at an
average gold price of US$638 per ounce.
Capital expenditure for the year totalled US$107.7 million
mainly spent on capital waste mining (Teberebie cutback),
a down payment on the new ball mill, the purchase of the
secondary mining fleet, work on the CIL expansion
project, expenditure on the joint power project and the
tyre retread facility.

GOLD FIELDS 2007

OUTLOOK FOR 2008
The primary focus during F2008 will be on:
• Construction of CIL and heap leach pad expansion project
• Optimising grade blend from all pits to enable maximum mill throughput
• Gold production of 685,000 ounces
• Projected capital expenditure of US$185 million (R1.3 billion):
o US$72 million (R504 million) Tarkwa CIL plant
o US$37 million (R259 million) Tarkwa Teberebie cutback
o US$33 million (R231 million) Tarkwa North heap leach pad

GOLD FIELDS 2007

OPERATIONAL
REVIEW
INTERNATIONAL OPERATIONS
DAMANG GOLD MINE
DAMANG EXPERIENCED A YEAR OF TEMPORARY DECLINE FOLLOWING
THE DEPLETION OF VARIOUS HIGH-GRADE PITS AND THE DAMANG PIT
CUTBACK (DPCB).
NET ATTRIBUTABLE EARNINGS TOTALLED US$11.4 MILLION AT AN
AVERAGE GOLD PRICE OF US$636 PER OUNCE.
Review of F2007
• Gold production decreased by 20 per cent
• Damang Pit Cutback (DPCB) ahead of
schedule
• Cost increase due to declining head grade
and volume mined
• Phase one of East Tailings Storage Facility
(ETSF) construction raise completed
Production: 187,887 ounces
Total cash costs: US$473 per ounce
11%
Damang
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
50
100
150
200
250
300
DAMANG GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Damang Gold Mine had a fatality free year in F2007 and
has been fatality free since acquisition. The OHSAS
18001:1999 safety management system was recertified
unconditionally.
A recertification audit confirmed the mine’s continued
conformance with the ISO 14001:2004 environmental
management standard. Damang Gold Mine received the
Ghana Environmental Protection Agency Award for the
third consecutive year for being the most environmentally
committed mining company in Ghana.
OPERATIONAL PERFORMANCE
Damang experienced a year of temporary decline
following the depletion of various high-grade pits and the
progression of the Damang Pit Cutback (DPCB).
The Juno 2 South West pit was depleted, as planned,
resulting in a decrease in high-grade fresh ore mined
towards the end of F2007. This decrease was offset by
increased volumes from the lower grade B3 and fresh ore
B4 stockpile material fed to the plant. Thus, the grade of
ore treated during the year varied from 1.06 to 1.32 grams
per ton. In total, 3.1 million tons of ore and 28.1 million
tons of waste were mined.
The Kwesie North pit, which was an additional source of
oxide feed to the plant, was depleted during F2007. In
future, the Tomento pits will be the main source for the
plant, while increasing volumes of fresh ore will be mined
from the DPCB, minimising the requirement for lower
grade fresh ore B3 stockpile material. The DPCB
continues ahead of schedule and remains on track to
deliver full production by late F2008.
Total gold production was less than the previous year at
187,857 ounces (F2006: 235,086 ounces). This was due
to an equipment failure in the primary crusher, resulting in a major shutdown and several lost days of crushing high-
grade fresh ore. Metallurgical recovery in the fourth
quarter also decreased due to low CIL tank availability.
Cash costs for F2007 averaged US$473 per ounce
(F2006: US$341 per ounce). The cost increases were due
primarily to the need for on-site power generation in
response to national load-shedding requirements. In
addition, there was an increase in tyres, fuel, liquid
petroleum gas and sodium cyanide costs and a rise in the
labour costs following a wage settlement during the
second quarter F2007. A diesel hedge was put in place in
July 2006 to cap diesel costs.
Exploration work during the year was completed across
12 geographically discrete palaeoplacer and hydrothermal
project areas. All exploration activities have now been fully integrated into the environmental management system.
Revenue generated during the year was US$119.5 million,
with an operating cost of US$88 million and a charge to
Gold In Process of US$1.4 million, realising a net
operating profit of US$30.2 million for F2007. Net
attributable earnings totalled US$11.4 million at an
average gold price of US$636 per ounce.
Capital expenditure for the year totalled US$31.7 million
with major spend on mining the DPCB (US$23.4 million),
the raising of East Tailings Storage Facility (ETSF)
embankments (US$3.9 million) and the installation of an
additional leach tank (US$1.5 million).
DAMANG

GOLD FIELDS 2007

Damang
2007
2006
2005
Open pit mining
Waste mined
’000t
28,109
21,563
8,193
Ore mined
’000t
3,141
3,172
3,393
Head grade
g/t
1.2
1.47
1.62
Strip ratio
W:O
9
6.8
2.4
Processing
Tons milled
’000t
5,269
5,328
5,215
Yield
g/t
1.1
1.4
1.5
Gold produced
kg
5,843
7,312
7,703
’000oz
188
235
248
Total cash costs
US$/oz
473
341
282
Net attributable earnings
Rm
81.8
123.9
83.0
US$
11.4
19.4
13.4
Capital expenditure
Rm
227.9
163.8
65.9
US$
31.7
25.6
10.6
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL

GOLD FIELDS 2007

OUTLOOK FOR 2008
The primary focus during F2008 will be on:
•   Completing the seventh CIL tank to increase metallurgical recovery through increased residence times
•   Progressing of Damang Pit Cut Back (DPCB) mining to increase high-grade fresh ore supply to the plant
•   Improving gold production as additional higher grade ore becomes available
•   Completing the ETSF construction to the final design elevation
•   Capital spend of US$27.3 million on the following major projects:
o DPCB US$15.0 million
o East Tailing Storage Facility US$3.2 million
o Seventh CIL tank US$1.1 million
o Exploration US$2.1 million
o Mill feed equipment US$1.7 million

GOLD FIELDS 2007
60
OPERATIONAL
REVIEW
INTERNATIONAL OPERATIONS
CHOCO 10 GOLD MINE
DURING THE YEAR UNDER REVIEW THE GROUP’S ATTEMPTS TO BRING
CHOCO 10 TO FULL PRODUCTION WERE BESET BY EQUIPMENT
FAILURE, LACK OF ADEQUATE PROCESS WATER VOLUMES AND
INDUSTRIAL ACTION.
Review of F2007
• Production constrained by water shortage
• Strategies put in place to access new water
sources
• Recapitalisation of process plant on track
• Resources and reserves increased net of
depletion
Production: 54,600 ounces
Total cash costs: US$523 per ounce
0.1%
Choco 10
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
10
20
30
40
50

CHOCO 10 GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Choco 10 Gold Mine had a fatality free year in F2007.
Environmental permitting issues and initiatives to access
new water sources diverted environmental capacity, but
the mine continues to move towards ISO 14001:2004
certification for F2008.
The first staff health baseline survey was completed to
support occupational health initiatives.
OPERATIONAL PERFORMANCE
During the year under review the Group’s attempts to
bring Choco 10 to full production were beset by a number
of difficulties. Production was impacted negatively by the
failure of the ball mill drive train which affected plant
throughput for 29 days during the first quarter of F2007.
This was followed by the continued lack of adequate
process water volumes to run the plant at full capacity and
increasingly restricted plant availability throughout the
year. Due to below-average rainfall, water levels in the
reservoir supplying the mine remained low.
A permit application to draw water from the Yuruari River
was lodged but was still pending at year-end. In addition,
the mine developed a borehole field to develop a longer
term reliable water source to supplement the mine’s
needs. The mine also held discussions with underground
mines in the area to take their excess water. Choco 10
engaged with a variety of outside parties to further the
complex permitting process to access new water sources
but progress has been limited to date. These measures
are expected to have a positive impact on plant availability during F2008.
The water shortage was aggravated by two incidents of
strike action, which cost a total of 21 working days.
Concerns among local small-scale miners about access to
ore also complicated the relationship with the trade union as both small-scale miners and union members come from the
same communities. These events arose from the need for
Gold Fields management and organised labour to
recognise the widely differing approaches to industrial
relations negotiations each party brings to the table. Gold
Fields remains committed to becoming an employer of
choice in the area and believes that a wide range of the
issues raised by the union are matters of implementation
rather than still requiring negotiation.
During the year, mining continued in the Pisolita, Coacia
and Rosika pits but at lower levels than anticipated due to
reduced plant availability and the industrial action during
the second and fourth quarters of F2007.
Mill throughput deteriorated during the year due to a shift
in ore type from hardrock to saphrolite ore and the
shortages of process waters. The problem was most
severe during the third and fourth quarters of F2007. It is
encouraging, however, that when water was available, the
mill throughput rates were slightly above nameplate
capacity. The upgrade of the process plant progressed
well throughout the year.
Total gold production was below expectations at 54,600
ounces. Total cash costs for the year averaged
CHOCO 10

GOLD FIELDS 2007

Choco 10
2007
2006
1
Open pit mining
Waste mined
’000t
4,657
1,296
Ore mined
’000t
1,102
449
Head grade
g/t
1.76
1.92
Strip ratio
W:O
4.2
2.9
Processing
Tons milled
’000t
1,001
454
Yield
g/t
1.7
1.7
Gold produced
kg
1,699
787
’000oz
54.6
25.3
Gold sold
’000oz
55.7
28.3
Total cash costs
US$/oz
523
294
Net attributable (losses)/earnings
Rm
(35.0)
21.0
US$m
(4.8)
3.3
Capital expenditure
Rm
165.0
21.0
US$m
22.9
3.3
1
For the four month period ended June 2006
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL
US$523 per ounce as a result of rising processing costs
due to lower production, buying in process water,
increased reagent use and contractor costs associated
with mill repairs and refurbishments.
Revenue generated during the year was US$36 million
with an operating cost of US$40.1 million and a Gold In
Process credit of US$4.9 million, realising an operating
profit of US$0.9 million for F2007. Net attributable loss
totalled US$4.8 million at an average gold price of
US$647 per ounce.
Capital expenditure for the year totalled US$22.9 million,
incurred mainly in the capitalisation of exploration work
and on plant upgrade and other infrastructure.
Exploration work during F2007 progressed well and
continues to improve and extend the definition of the down-
dip extension of the VBK mineralisation with a view to
commencing a feasibility study. High-grade mineralisation is now defined over a strike-length of 800 metres and remains
open both along length and down-dip, confirming our view
of the long-term opportunities presented by the region.

GOLD FIELDS 2007

OUTLOOK FOR 2008
The primary focus during F2008 will be on:
• Restoring production to a level that maximises the use of infrastructure on site
• Finalising the collective bargaining agreement
• Developing relationships with all stakeholders to secure key permits
• Further defining the VBK exploration target
• Capital expenditure of US$29.8 million to focus on:
o the Yurari River pipeline to secure water supply – US$5 million
o US$8 million exploration

GOLD FIELDS 2007

OPERATIONAL
REVIEW
INTERNATIONAL OPERATIONS
ST IVES GOLD MINE
THE FEASIBILITY STUDY FOR THE LEVIATHAN CUTBACK
WAS COMPLETED AND APPROVED. THE PROPOSED BELLEISLE
UNDERGROUND PROJECT, TO BE ACCESSED FROM THE MARS OPEN
PIT, WAS APPROVED AND DEVELOPMENT COMMENCED.
Review of F2007
• Delta North and Thunderer pits brought into
production
• Belleisle underground project approved and
development commenced
• Costs were impacted by escalating
consumable costs, higher power and fuel
costs and higher open pit volumes mined
Production: 487,000 ounces
Total cash costs: US$424 per ounce
11%
St Ives
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
100
200
300
400
500
600
700
800
ST IVES GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
St Ives remained fatality free for F2007. The site,
however, recorded six lost time injuries for the year, which was extremely disappointing. By year-end, St Ives
achieved a serious injury frequency rate of 16.68, the
lowest rate recorded in the past 10 years of operation.
During the year, the operation implemented the Zero
Incident Programme (ZIP), a behaviour-based safety
awareness system commencing with the senior
management team and some key business partners.
The mine underwent recertification audits and was
certified compliant with AS4801:2000 Occupational
Safety and Health Management Systems and ISO
14001:2004 environmental management standard.
OPERATIONAL PERFORMANCE
In the Leviathan complex, the East Repulse
underground mine ceased production during the first
quarter of F2007 and most subsequent underground
material was sourced from Conqueror. This decrease in
underground volumes was only partially offset by higher
grade material from Argo.
During the first half of F2007, stripping ratios and pit
volumes decreased as the Mars pit approached its end of
life and the Delta North and Thunderer pits came into
production. Dilution control was improved through the
use of a smaller excavator at the Agamemnon pit. During
the second half of the year, stripping ratios again
increased with the development of the North Revenge pit
and the ongoing development of the Bahama pits. The
majority of the ore for the year was mined from the
Thunderer and Delta North pits although North Revenge
and Leviathan pits contributed to production from the end
of the third quarter of F2007.
The mill operation remained in line with expectation, but
was constrained by the capacity of tailings handling
systems limiting the oxide volumes as a percentage of total
throughput. Gold recovery from the heap leach varied
during the year due to slow-leaching Mars pit ore that was
previously stacked. The installation of the agglomeration
drum to improve heap leach recoveries, was completed in
the final quarter of the year. All new agglomerated product
was placed on the recently constructed stage 3 heap leach
pad. This will enable a quantitative assessment to be made
of the impacts of agglomeration on recovery.
The feasibility study for the Leviathan cutback was
completed and approved. The proposed Belleisle
underground project, to be accessed from the Mars open
pit, was approved and development commenced. The
mine is expected to contribute to gold production during
the last quarter of F2008.
Total gold production decreased slightly to 487,000 ounces
(F2006: 496,400 ounces). Total cash costs for the year
averaged A$540 per ounce (US$424 per ounce),
an increase from A$453 per ounce (US$339 per ounce) for
F2006. This was caused mainly by rising input costs,
principally power, fuel and accelerated waste charges,
together with an exchange rate impact.
Under the terms of the royalty arrangement pertaining to
St Ives, the 10 per cent price participation royalty on a
gold price above A$600 per ounce remained in effect
during the year. The impact of this for the full year was
A$9.9 million (US$8.6 million at US$16.65 per ounce).
ST IVES
TASMANIA

GOLD FIELDS 2007

Revenue generated during the year was A$395.6 million
(US$310 million) with an operational cost of A$262.7 million
(US$206.2 million) and a Gold in Process adjustment of
AS$4.9 million (US$3.8 million). Operating profit amounted
to A$128 million (US$100.4 million) for F2007.
Capital expenditure for the year totalled A$96.6 million
(US$75.8 million) with A$20 million being spent on
underground capital development at Argo, Belleisle and
Cave Rocks. A$16.5 million was also spent on
processing capital, including construction of the heap
leach pad 3, and the purchase and installation of an
agglomeration drum to improve recoveries. Exploration
expenditure of AS$25.4 million was also included in the
capital expenditure.
Exploration work during F2007 focused on improving the
understanding of the mineralisation discovered in the
Boulder/Lefroy corridor through a programme of
stratigraphic diamond drill holes as well as blanket coverage of a large proportion of the prospective areas of the
tenements with aircore holes. This has generated a
significant number of targets that will be followed up in F2008.
Although at a high level, labour turnover has stabilised at
levels in line with that of our peers. Active strategies for labour recruitment and retention are being put in place.
St Ives
2007
2006 2005
Open pit mining
Waste mined
’000t
–
19,743 23,701
Ore mined ’000t
3,928
4,487 3,738
Head grade g/t
2.23
1.89 1.79
Strip ratio W:O
6.83
4.40 6.34
Underground mining
Ore mined
’000t
133.6
1,771 2,134
Head grade g/t
5.28
4.59 5.52
Processing
Tons processed
Milled ’000t
4,669
4,567 4,052
Heap leach ’000t
2,090
2,123 2,280
Total ’000t
6,759
6,690 6,332
Yield Milled g/t
3.27
3.3 3.7
Heap leach g/t
0.9
0.9 0.6
Combined g/t
2.2
2.3 2.6
Gold produced Milled kg
14,176
14,404 15,107
Heap leach kg
969
1,036 1,286
Total kg
15,146
15,440 16,393
Total ’000oz
487.0
496 527
Total cash costs A$/oz
540
453 447
US$/oz
424
339 336
Capital expenditure Rm
545.8
336.5 636.0
US$m
75.8
52.6 102.4
Net earnings –
Total Australia
1
Rm
298.6
251.8 151.1
US$m
41.5
39.3 24.3
1
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL

GOLD FIELDS 2007

OUTLOOK FOR 2008
The primary focus for F2008 will be on:
• Reviewing the Lefroy mill tailings handling system with a view to removing bottlenecks
• Developing the cutback to the Leviathan open pit to become a future base load for ore supply to Lefroy mill and heap leach processing facilities
• Developing the Belleisle underground project and first ore production
• Developing the Cave Rocks underground mine to the north of Lake Lefroy
• Continuing exploration activity with a focus on early stage targets
• Capital expenditure of A$88.6 million (US$75 million) to focus on exploration and underground development of Argo, Belleisle and Cave Rocks

GOLD FIELDS 2007

OPERATIONAL
REVIEW
INTERNATIONAL OPERATIONS
AGNEW GOLD MINE
EXPLORATION WORK DURING F2007 FOCUSED ON FURTHER DRILLING
TO IMPROVE THE DEFINITION OF THE VIVIEN PROJECT AND THE
ADVANCEMENT OF LAND ACCESS TO FACILITATE EXPLORATION
ACCESS FOR DRILLING OF OTHER TARGETS.
Review of F2007
• Songvang open pit grades lower than expected
• Waroonga underground performance well below
expectations due to lengthy delays in a past
fill plant
• Good progress with heritage surveys
made to secure future land access for
exploration activities
Production: 212,400 ounces
Total cash costs: US$295 per ounce
5%
Agnew
F2007 CONTRIBUTION TO GROUP PRODUCTION
OPERATING PROFIT (R’mil)
F2006 F2007
0
100
200
300
400
500
600
700
AGNEW GOLD MINE

GOLD FIELDS 2007

SAFETY, HEALTH AND ENVIRONMENT
Agnew has remained fatality free since acquisition and by
the end of F2007 had been free of lost day injuries for
269 consecutive days.
The mine underwent recertification audits and was
certified as compliant with AS4801:2000 Occupational
Safety and Health Management Systems and the
ISO 14001:2004 environmental management standard.
OPERATIONAL PERFORMANCE
After a promising first quarter, gold production declined
due to lower grades from the Songvang pit and lower
tonnages delivered from Main lode and from Kim lode.
Constraints on availability of skilled personnel led to
delays in the construction of the paste fill plant which
impacted on stoping activities at Waroonga underground,
resulting in reduced performance. The paste fill plant was
fully operational by the year-end.
Kim lode has now been depleted and mining has shifted to
Kim South lode. Ore mining at the Songvang pit continued
to increase whilst average stripping ratios fell from 17 during the first quarter to 1.6 by year-end as the pit deepened and mining reached the main orebody. During the second half of
the year, Songvang’s grades also improved.
Total gold production was slightly down at
212,400 ounces from the F2006 record production of
222,400 ounces. Total cash costs for the year averaged
A$377 per ounce (US$ 295 per ounce) (F2006:
A$355 per ounce (US$266 per ounce)). Increased input
costs, principally labour, fuel, and reagents, contributed to this. Capital pre-strip of Songvang was completed in the
second quarter with expensing of internal waste mining
occurring from the second quarter F2007, which
increased operating costs by A$19 million.
Revenue generated during the year was A$173.7 million
(US$136.3 million) with an operating cost of
A$91.5 million (US$71.8 million), realising an operating
profit of A$106.7 million (US$83.8 million) for F2007 at an
average gold price of US$642 per ounce.
Ca pital expenditure totalled A$36.4 million
(US$28.6 million), most of it incurred during the first two
quarters for the Songvang pre-strip and ongoing
development of the Waroonga underground complex.
Capitalised exploration expenditure amounted to
A$9 million (US$7 million).
Exploration work during F2007 focused on further drilling
to improve the definition of the Vivien project and the
advancement of land access to facilitate exploration
access for drilling of other targets.
Labour turnover continued at unacceptably high levels
among both staff and contractor workforces. Labour-
related measures aimed at retaining more experienced
staff through increased flexibility in company benefits,
were put in place.
AGNEW
TASMANIA

GOLD FIELDS 2007

OUTLOOK FOR 2008
The primary focus for F2008 will be on:
•   Maintaining gold production at similar levels to F2007
•   Increasing cash costs due to paste fill underground and draw down of Songvang ore stockpiles
•   Ramping up Waroonga Underground production to budgeted rates with the continuous retreat and paste fill mining method
•   Continuing to address high staff turnover
•   Increasing exploration activity both adjacent to existing deposits and further afield
•   Capital expenditure planned at A$30 million (US$25.7 million) mainly on the following projects:
o A$8.2 million (US$7 million) Kim underground
o A$9.4 million (US$8 million) for exploration
Agnew
2007
2006
2005
Open pit mining
Waste mined
’000t
–
13,836
12,217
Ore mined
’000t
1,532
863
448
Head grade
g/t
258
2.13
2.22
Strip ratio
W:O
6.08
16.04
27.26
Underground mining
Ore mined
’000t
394
452
486
Head grade
g/t
11.69
12.10
12.07
Processing
Tons milled
’000t
1,323
1,323
1,170
Yield
g/t
5.0
5.2
5.6
Gold produced
kg
6,605
6,916
6,609
’000oz
212
222
213
Total cash costs
A$/oz
377
355
310
US$/oz
295
266
233
Capital expenditure
Rm
205.7
117.7
206.2
US$m
28.6
18.4
33.2
OPERATIONAL REVIEW CONTINUED
INTERNATIONAL

STRATEGY FOR GROWTH
DEVELOPMENT PROJECTS
GLOBAL EXPLORATION
MINERAL RESOURCES AND RESERVES
GROWING
GOLD FIELDS
GOLD FIELDS 2007

GOLD FIELDS 2007

Shortly after its formation in 1998, Gold Fields realised
that emulating the business models of the established
North American senior gold producers would not be
appropriate. Accordingly, the Group has developed and is
implementing a strategy that differentiates it from its
senior competitors on two basic levels:
•
The quality and scale of its assets; and
•
Its approach to growth.
Asset strategy
Recognising the growing global shortage of quality gold
assets, Gold Fields has always sought to own and
operate a few, large high-quality, long-life gold assets that meet its Franchise criteria. Limiting the size and spread of its asset base allows it to understand, manage and
optimise its mines more effectively in a business that is
extremely management intensive. While the Group has
one of the longest reserve lives in the industry, it owns
between one-half and one-third the number of mines of
its peers.
The long-life nature of Gold Fields’ assets is undisputed,
as shown in the table of reserve life portfolio below.
GROWING GOLD FIELDS
STRATEGY FOR GROWTH
The significance of this robust ore reserve position is that it provides stable operating levels at most operations and
reduces the constant need to replace rapidly declining ore
reserves, that faces many of its peers. This is particularly important in an environment of high asset prices.
This stability and continuity of production are critical in
meeting the ongoing pressure on unit costs.
Growth strategy
The Group has relied on its competitive strengths in
developing its growth strategy. Gold Fields has
successfully diversified internationally without becoming
embroiled in competition for major corporate deals.
The Group’s growth strategy has followed the hierarchy
as illustrated below, recognising that the greatest value
is generally created by those activities closest to the
bottom of the pyramid.
The key element of the strategy has been to focus on
value creation, which is possible only if:
Growth – Value Pyramid
•
Competitive situations are avoided or minimised;
•
A particular value or synergy is present in either the
acquisition, its development or the operation of the
mine;
•
The deal builds on or leverages existing Gold Fields
assets; and
•
It plays to our competitive advantage.

GOLD FIELDS 2007

This approach to growth has proved successful and,
together with the quality and longevity of its asset base,
accounts for the Group’s generally superior returns to
those of its peers over a range of valuation periods.
The core global growth of the Group flows from the
above-mentioned criteria and its 2004 commitment to
expanding international production by a further 1.5 million
ounces by the end of 2009. However, this commitment is
not to the exclusion of exceptional opportunities that may
arise in South Africa, such as the South Deep acquisition,
which is an excellent addition to the Gold Fields portfolio
and in no way detracts from the commitment to
international expansion.
The growing spread of the Group around the world
requires ongoing refinement of Gold Fields’ operating
philosophy and organisational structure. Central to this is
its commitment to the concept of a simple corporate
structure where decentralisation to regional executive
committees and mine management teams delivers local
accountability and appropriately skilled personnel closer
to each job. Maintaining a clear definition of roles and
responsibilities is critical for the functioning of a simple and effective performance management system.
The corporate functions remain focused on the delivery of
expertise and thought-leadership, providing the ‘glue’ that
builds a common approach for the globalising workforce.
They also promote the Franchise by providing the
expertise to ensure well communicated policies, effective
internal processes and controls, and the maintenance of
philosophies and standards through a support, rather
than a direct management role.
CONSOLIDATING THE SOUTH AFRICAN BASE
During the year, Gold Fields committed some R25 billion
to investments in South Africa through the South Deep
acquisition and the decision to proceed with the
Driefontein 9 shaft project. This remarkable commitment
demonstrates three realities; that South African deep-
level mining reflects Gold Fields’ core competency and
competitive advantage; that much of the world’s
undeveloped ore reserves are located in South Africa;
and that South Africa remains one of the preferred gold
mining environments in the world today, with excellent
infrastructure and services, sound regulation, security of
tenure, a well established mining industry and limited
competition.
The Driefontein 9 sub-vertical shaft depth extension is a
five-year sinking and equipping project designed to access
an additional 8.5 million ounces of reserves that will
extend the life of the Driefontein operation by at least an
additional 13 years to approximately 2035. Once fully
operational, the sub-vertical 9 shaft system will be the
deepest mine in the world.
The South Deep acquisition was the largest and most
complex Gold Fields has ever executed because of:
•
The multiple ownership of the mine;
•
The poor financial condition of Western Areas Limited;
and
•
The encumbrance of a hedge book with a large
negative marked to market liability.
South Deep is one of the most important developing gold
mines in the world with reserves of 30.6 million ounces
contained in a resource of 66.8 million ounces.
Its acquisition constitutes a decisive and logical addition
to the Gold Fields Franchise of high-quality long-life
mines. The project will leverage Gold Fields core
competencies of deep-level mining and highly efficient
bulk mechanised mining.
South Deep is located adjacent to the Group’s Kloof
Mine and we were, therefore, confident of the advantage
this gave the Group in understanding the current and

GOLD FIELDS 2007

future opportunities and needs of the orebody. The
resultant synergies will be developed on a number of
levels, such as:
•
The acceleration of access to the South Deep
orebody; and
•
The commercial and financial benefits flowing from
consolidating much of the operations.
The integration of South Deep into Gold Fields and the
realisation of the long-term synergies that feed through to
the bottom line, are the highest priority for the Group in
South Africa. The acquisition has also given the Group
one of the longest reserve lives in the industry.
The strength of Gold Fields’ asset base has provided the
platform from which to grow internationally. The South
Deep acquisition and the Driefontein shaft extension
project, together with the approval of the new-order
mining rights, provide Gold Fields with a solid foundation
from which to pursue its commitment to further
international growth.
FOCUSING ON FURTHER INTERNATIONAL
GROWTH – 2007
Notwithstanding the demands of the South Deep
transaction, Gold Fields’ international growth programme
was unaffected with the first priority being to ensure the
sustainability of the Group’s existing non-South African
operations. To this end, the following mine life extension
projects were initiated during F2007:
•
Tarkwa CIL plant and heap leach expansion; and
•
St Ives Leviathan project.
In addition, a brownfields exploration spend of
US$42 million is forecast for F2008.
Furthermore, the Group continued to advance the
development of the following three important greenfields
projects:
•
Cerro Corona Project – Peru;
•
Essakane Project – Burkina Faso; and
•
Arctic Platinum Project – Finland
GROWTH STRATEGY BEYOND 2007
Of the original target of adding 1.5 million ounces of
international gold by 2009, 600,000 ounces remain to be
achieved by year-end 2009. The continued international
growth will likely be sourced from the following hierarchy
of approaches:
•
District consolidation – ‘bolt-on’ acquisitions;
•
Organic growth – mine expansion; and
•
Greenfields exploration.
In the short term, the Group will continue its focus on
growth efforts in those regions of the world where it
already has an operating presence, the desired critical
mass and the perceived opportunities, preferably located
immediately adjacent to existing assets. With successful
growth secured through South Deep and Cerro Corona,
in particular, the Group has tightened its targeting criteria from the ‘rule of two’s’ to ‘rule of fives’. The former
referred to targeting assets clearly capable of supporting
200,000 ounces per annum from 2 million ounces of
reserves. The latter reflects the need to pursue assets
closer to 500,000 ounces of annual production, such as
Cerro Corona, in order to maintain the Franchise of a few
large high-quality, long-life assets.
GROWING GOLD FIELDS CONTINUED

GOLD FIELDS 2007

CERRO CORONA
During the year, the Cerro Corona project continued to
gain strong support among its local and more distant
stakeholder communities through a strategy of active,
transparent community engagement and co-operative
development initiatives (see the Stakeholder Engagement
and Investing in Communities sections pages 95 and 128).
The bulk of these efforts remained focused on ensuring
that local communities perceived the direct benefit of the
project through the employment it generated and the use
of local contractors in the construction phase. At the start of F2007, some 600 local residents were employed on
the project, either directly by the Group or through various contractors. During the year, this figure fluctuated
between 500 and 900 residents.
In the light of this, it was disappointing that an illegal road blockade of the project commenced in mid-October 2006.
The blockade was motivated by local political activity
ahead of the November mayoral elections, with demands
focused on increased employment of local residents and
the increased use of local contractors, despite Gold
Fields having already exceeded commitments made in
both respects. On site, however, it was clear that this
action was not supported by the majority of residents
living near the project who immediately suffered the
negative effects of the blockade imposed by people from
outside the area.
The local support, coupled with continuous dialogue with
Peruvian ministry officials, assisted in achieving the
speedy lifting of the blockade which, nonetheless, caused
three weeks’ lost construction time on site. Once work
resumed on 15 November 2006, the mining operations
quickly returned to pre-stoppage.
There were no significant on-site environmental incidents
during F2007 and with only a single lost time injury, safety performance was excellent for a project of this nature.
On the operations front, a complete management
complement, along with a mining and geology operations
teams, was established during the year. The first half-year
saw mining volumes in the Cerro Corona surface mine
ramped up to volumes of approximately 1.0 million tons
per month. Most of the resource, grade control, mine
planning and control systems are well established.
Through the year, some 7.7 million tons were mined,
made up of roughly 20 per cent oxide ores and 80 per
cent overburden. Oxide ores, which have an average
grade of approximately 1.6 grams per ton, are being
stockpiled for treatment at a later date. It was originally
planned to toll-treat this ore at a local, independently
owned heap leach operation but this was not pursued
because of the unattractive economics and the
realisation that treating this ore in-house would provide
better returns.
The surface mining was ramped down during the last
quarter of F2007 as the mining faces exposed sulphide
ore and the mining fleet focused on quarrying materials
for bulk earthworks and structures.
During the year, the focus of project development
activities shifted from engineering and procurement to
large-scale on-site activity. The first half-year saw a
focus on site preparation and topsoil recovery,
temporary and permanent man-camp installation,
rainfall run-off control, road rehabilitation and bulk
earthworks for the various construction platforms. By
the beginning of the third quarter, the construction
contractor was moved on site and activity shifted to the
erection of the process plant. Civil and earthmoving
DEVELOPMENT PROJECTS

GOLD FIELDS 2007

work in this period focused on construction of the
various large haul roads required to access the tailings
management facility (TMF) embankment and
preparation of the TMF embankment footprint.
By year-end, three important milestones had been
achieved on the construction front:
•
No 1 haul road had access to the TMF embankment;
•
The TMF embankment footprint had been cleared and
prepared for commencing the actual construction of
the TMF; and
•
The 24-foot diameter SAG mill shell had been placed
in position on its pedestal.
Furthermore, the majority of the engineering work had
been completed while the procurement of all major
equipment was sufficiently advanced and on schedule to
be removed from the critical path of the project. All major
construction packages had also been placed with the
various contractors.
The greatest challenge on the engineering front has been
the finalisation of the design for the TMF. In view of the
complexity and scale of this large structure in the very
rugged terrain of the Andes, a rigorous internal and
external review process was undertaken throughout the
year.
This included establishing an Independent
Geotechnical and Tailing Dam Review Board (IGTRB)
which assessed and approved the final design
specifications for the structure.
Project management has been severely complicated by
the shortage of skills and services from outside
engineering companies. Consequently, the Group
established a project management team made up
largely of its own employees to manage all aspects of
the project. This has worked exceptionally well to date
and has helped to develop Gold Fields’ project
management capacity.
Completion remains on track for January 2008 with the
project being expected to commence ore treatment in the
same month, culminating in the shipment of concentrates
in the third quarter of F2008. Based on this schedule, full
production should be achieved by the end of F2008.
The greatest risk to maintaining the schedule relates to
productivity in the construction and emplacement of both
the bulk fill material and the engineered rock zones in the
TMF embankment, with extreme weather or community
activism presenting the major threats.
By year-end, the cumulative project commitments on
construction had reached US$282 million with cash
expenditure to date of US$216 million. To date, the total
capital construction cost forecast of the Cerro Corona
project remains at US$343 million. However, there is still
considerable construction work to be done before
completion of the project by end of the second quarter
F2008. In particular, a large portion of the remaining
construction effort and expenditure is associated with
the TMF embankment construction, the productivity of
which will determine final cost and schedule.
At full production, the project is expected to produce over
its life, on average some 150,000 ounces of gold and
26,000 tons of copper in concentrate per annum,
exceeding this in the first few years. Total cash costs are
currently estimated at approximately US$300 per gold
equivalent ounce, in the first full year of production.
However, this level can be affected by copper prices, to
which the smelting charges are geared, along with any
further moves in major input commodity prices.
GROWING GOLD FIELDS CONTINUED
DEVELOPMENT PROJECTS

GOLD FIELDS 2007

ESSAKANE
During F2006, work on the Essakane project in Burkina
Faso focused on exploration and the generation of a
resource for feasibility purposes. A resource of 2.4 million ounces (at 1.0 gram per ton cut-off grade) was reported,
but it was recognised that a significant re-assay
programme was needed to increase confidence in grade
estimates, which was complicated by a high nugget effect
in the orebody.
During the initial phase of this extensive programme in
F2007, delays were experienced due to the inability of
domestic laboratories to provide assaying services of an
acceptable quality. These issues were resolved and the
re-assay data was used to update the resource model for
the Bankable Feasibility Study (BFS) by mid-year F2007.
BFS work commenced in the second half of F2007 and is
due for completion in the first quarter of F2008. Upon
finalisation of the BFS, Gold Fields will increase its
ownership from 50 to 60 per cent. During F2007, Gold
Fields also executed the project commercial and
operating agreements with its partner, Orezone
Resources Inc.
The project team has maintained an active presence on
the Essakane site and has developed an in–country
capacity in Burkina Faso. A policy of active
engagement with the local communities was maintained
to manage expectations of the project’s future benefits
prior to the project approval stage. However, the project
made a number of targeted contributions to the
expansion of the local social infrastructure with the
explicit proviso that the community or local government
commit to their sustainability in the event of the project
not proceeding. (See Investing in Communities section
page 129).
At mid-year, resources reporting within a US$650 per
ounce shell at 1.0 gram per ton cut-off, are estimated at
43 million tons at 2.4 grams per ton for a total of
3.3 million in situ ounces. Approximately 80 per cent of
this inventory remains classed as an indicated resource.
At this stage, the feasibility study is targeting a project
involving the conventional surface mining and treatment
of 5.4 million tons of ore per annum from the Essakane
deposit. Processing will involve conventional CIL
treatment and the project is expected to produce
approximately 300,000 ounces of gold per annum. Total
cash costs on the initial years of the project’s life are
estimated at between US$300 and US$350 per ounce.
It is expected that the feasibility study will be completed
successfully in the first quarter of F2008. In that event, it is anticipated that permitting and negotiations of the
mining convention with the government will be concluded
by the end of the second quarter F2008. Should a
decision be made to proceed with the project at that point,
the project operations are expected to commence in the
third quarter of F2010.

GOLD FIELDS 2007

GROWING GOLD FIELDS CONTINUED
DEVELOPMENT PROJECTS
ARCTIC PLATINUM PROJECT
During F2007, North American Palladium Finland OY
(NAPF), a wholly-owned subsidiary of North American
Palladium Limited (NAP), continued its earn-in into the
Arctic Platinum Project in Finland and further drilling of
certain deposits at Arctic Platinum Project (APP) was
completed. The results of this programme are currently
under review which, along with the evaluation of a range of
processing options for the project, will result in a pre-
feasibility study being issued shortly by a third party
engineering consultancy. This will provide the basis for NAP completing a feasibility study during the last quarter F2008.
APP resource statement (100%)
Grade
Metal
Individual metal grades 2007
2PGE
2PGE
Tons
+ Au
+ Au
Pd
Pt
Au
Cu
Ni
Classification
(Mt)
(g/t)
(’000 oz)
(g/t)
(g/t)
(g/t)
(%)
(%)
Measured
38.6
2.34
2.907
1.75
0.44
0.15
0.23
0.10
Indicated
54.0
2.03
3.522
1.52
0.37
0.14
0.23
0.09
Inferred
75.7
2.54
6.173
1.93
0.50
0.10
0.15
0.07
Total
168.3
2.33
12.601
1.76
0.45
0.12
0.19
0.09

GOLD FIELDS 2007

During F2007, Gold Fields spent US$47 million on near
mine exploration and US$41 million on greenfields
exploration – a total exploration spend of US$88 million.
The year also marked a significant evolution in the
approach to exploration against the background of
two considerations:
•
A global shortage of quality gold projects; and
•
Immense liquidity from the equity markets presently
funding juniors thereby reducing the scope of
conventional earn-in deals.
This has necessitated an increase in the generative effort
within the exploration group to develop new opportunities
in under-explored areas, and a change in the nature of
business and deal-making relationships regarding
exploration.
With the Group’s success in building a growth pipeline
with the acquisitions of Cerro Corona, South Deep and
Choco 10, Gold Fields has also tightened its project size
criteria. This places greater emphasis on exploring new
locations that are able to host Gold Fields Franchise
assets and brings fresh conceptual thinking to bear on
more mature regions.
To meet this demand, project generation focuses on high-
quality exploration targets in emerging belts/camps
worldwide based on three selected deposit types, namely:
Au-Cu porphyries, high sulphidation epithermal systems
and sediment-hosted orogenic gold deposits. The
objective is to develop a pipeline of early stage
discoveries that have the potential to develop into world-
class gold mines.
As part of this generative effort, Gold Fields continues its worldwide search for new project areas using its internally
developed Global Business Area Rating (GBAR) tool.
GBAR is based on an exhaustive analysis of consolidated
data from areas with potential mineralisation in various
regions of the world. It assists in increasing the probability of finding Gold Fields Franchise assets and places great
emphasis on finding the three selected deposit types.
GBAR involves the ranking of approximately 125 gold
sub-provinces. Of these, 26 were evaluated in greater
detail, generating some 150 targets that will form the
basis of our early-stage acquisitions in future.
Apart from the search for countries and provinces that
have the geological potential to host Gold Fields calibre
mines, considerable effort is also being expended by the
exploration and corporate development groups on
assessing which countries are likely to be amenable to
large-scale future mining. Against the background of
rapidly declining gold reserves, the Group’s approach is
one of managing and pricing in risk rather than general
risk aversion.
In the light of the current market conditions and the
need to facilitate entry points into new countries, Gold
Fields has continued to seek out value-adding
opportunities through strategic partnerships to access
regions viewed to be of long-term strategic significance.
An example of this is our alliance with Sino Gold. China
is of material importance for the future of the gold
sector, both as a producer and eventual retail market for
gold products. Through the alliance, we have gained the
early-mover advantage in the sector’s search for world-
class gold assets in this highly prospective country.
Entering into alliances, or securing an equity stake in
junior exploration companies with concomitant rights to
participate in joint venture projects, is an established
model for Gold Fields and has proved an effective
method to mitigate the risks and start-up costs
associated with entering new political jurisdictions.
GLOBAL EXPLORATION

GOLD FIELDS 2007

GROWING GOLD FIELDS CONTINUED
GLOBAL EXPLORATION
With five regional exploration offices situated in key
strategic locations around the world, Gold Fields is well
positioned to take advantage of these types of
opportunities when they arise. Our exploration team
networks effectively with the global mining industry, and is capable of acting quickly to both capitalise on, and
generate exploration opportunities at all stages of the
development cycle.
Progress during F2007 on some of the Group’s important
exploration projects, is summarised below.
KISENGE PROJECT
At the 80 per cent owned Kisenge Project in the Katanga
Province of the Democratic Republic of the Congo, a total
of 135 aircore holes totalling 4,176 metres and 15
diamond holes totalling 2,352 metres were drilled during
F2007. Approximately 15 per cent of the Phase 2
programme has been completed and entailed drill-testing
seven targets along a 100 kilometre belt of anomalous
gold mineralisation. To date, drilling at Mpokoto has
outlined three stacked, shallowly-dipping mineralised
horizons (4 to 28 metres thick, grading between 1.0 and
3.5 grams per ton Au) hosted in deformed metasediments
and tested over approximately only 500 metres of strike
along a seven kilometre mineralised trend. The results,
together with earlier exploration data, suggest the
association of gold mineralisation with conglomerates
that have geologic analogues to the Damang Mine in
Ghana. The drilling programme at Mpokoto, Kajimba and
several other targets will continue for most of F2008.
Additional regional reconnaissance work will be
conducted to identify further targets to be followed up.
SANKARANI PROJECT
At the Sankarani Project in Mali, Gold Fields is earning a
65 per cent project interest from Glencar Mining plc.
To date, just over US$2.5 million has been expended
giving Gold Fields an effective 25 per cent interest in the
project. 168 holes totalling approximately 12,500 metres
were drilled. The initial drilling was completed early in
F2007 and follow-up RC drilling took place on the Kabaya
South target during the second half of F2007. Gold Fields
has the right to increase its stake in the project to 51 per cent by spending an additional US$1.5 million by the end
of the second quarter F2008.
CONSOLIDADA DE HUALGAYOC JOINT VENTURE
In Peru, Gold Fields entered into a 50:50 joint venture with partner Buenaventura in the fourth quarter of F2007 to
explore the Hualgayoc District surrounding our Cerro
Corona project. The combined mineral concession of the
two partners totals 14,664 hectares. The agreement
allows Gold Fields to secure 60 per cent of any Cu-Au
resource that can be processed at Cerro Corona, or of a
stand-alone gold resource greater than 2 million ounces.
Nine priority targets have been identified to date, with
drilling at the Cerro Jesus, Titan-Arabe and Quijote
targets planned for the first half of F2008.
DOMINICAN REPUBLIC JOINT VENTURE
At the GoldQuest joint venture in the Dominican Republic,
drilling tested three early stage epithermal targets (Hondo
Valle, Escandalosa and La Resbalosa) with disappointing
results. However, geologic mapping and IP resistivity
surveys at the Cerro Dorado, Piedra Iman and Josefina
targets have defined attractive drill targets which have
been selected to be drilled in the first half of F2008.
Follow-up work in the Loma Viejo Pedro and Los
Jengibres concessions has identified new zones of gold
mineralisation with gold values up to 18 grams per ton in
rock chip samples. More detailed work, including
mapping and geophysics, will be completed during the
first half of F2008 to define initial drill targets for these new areas.

GOLD FIELDS 2007

GOLD FIELDS-SINO GOLD ALLIANCE
As mentioned previously, Gold Fields finalised the
agreement governing the strategic alliance with Sino Gold
Limited. Gold Fields will contribute its technical and
operational expertise to the joint venture while benefiting
from Sino Gold’s track record and experience as an
operator in China, which will be of strategic benefit in
bringing any project to production.
In terms of the agreement, Gold Fields exploration
properties in China and its operating staff were transferred to Sino Gold, with both parties co-funding future exploration focused on projects greater than 5 million ounces. The
initial focus for the alliance is to acquire porphyry Cu-Au
and high sulphidation epithermal targets throughout China.
Following a significant equity investment of US$48.7 million by Gold Fields in Sino Gold in the second half of F2007,
Gold Fields held 17.4 per cent of Sino Gold at year-end,
which followed its successful secondary listing on the Hong
Kong Stock Exchange in March 2007.
CENTRAL VICTORIA PROJECT
The Central Victoria Project, in the Australian State of
Victoria, consists of the Lockington and Fosterville East
tenements. The project has targeted regional structural
controls on major known deposits in the famous Bendigo-
Ballarat belt and projected these trends under soil cover of the Murray Basin sediments to the north. Evidence from
initial core drilling highlighted another potential target to the east of the Lockington South prospect and systematic
shallow aircore drilling through 40 to 100 metres of cover
has defined a new gold anomaly seven kilometres long
and some three kilometres further to the east. This latter
trend has yet to be diamond drilled. A further
35,500 metres of aircore and 2,400 metres of diamond
drilling were completed during the year. To date, over
100,000 metres of aircore and almost 10,000 metres of
diamond drilling have been undertaken. Gold Fields will
complete its earn-in at Fosterville East by the end of
calendar 2007.
NEW SOUTH WALES GENERATIVE
Three new joint venture projects were initiated from a
project generation alliance with Geoinformatics Exploration
Inc covering the East Lachan porphyry Cu-Au province in
the Australian state of New South Wales. The style of
mineralisation sought is similar to the large Cadia-
Ridgeway operation of Newcrest Mining Limited, which is
located in the region. After a two-year evaluation period,
high prospectivity targets were identified using
Geoinformatics sophisticated target selection methodology,
resulting in a portfolio of 14 projects being acquired by the alliance. Gold Fields can acquire an 80 per cent interest in the three joint venture projects by spending A$5 million on
exploration over three years. The remaining projects will
stay with Geoinformatics, with Gold Fields retaining a back-
in right on discoveries in excess of 2 million ounces Au
equivalent. Initial exploration of the three joint venture
projects has commenced and eight individual targets will
be defined further and tested by a combination of
geophysics, aircore and RC drilling in F2008.
DELEMARIAN PROJECT
The Delemarian Project is a significant new grassroots
project acquired in South Australia over a sediment
hosted orogenic gold target defined through the global
project generation process. Areas of favourable geology
under soil cover were interpreted from the excellent
quality regional geophysics available in South Australia.
Gold Fields has commenced the first substantial gold
exploration programme to be conducted in the
Delemarian project area, comprising an initial 20,000
metres of aircore drilling over priority targets.
TALAS PROSPECT
A new equity investment and joint venture option was
concluded early in F2007 with Lero Gold Corp regarding
their Talas prospect in Kyrgyzstan. The proceeds of this
C$2.5 million placement will be directed towards the next
phase of exploration and, upon completion, Gold Fields
will have the right to enter into an earn-in arrangement on
the project.

GOLD FIELDS 2007

MINERAL RESOURCES AND RESERVES
OVERVIEW
The Group continues to recognise the need for
transparency and materiality in the disclosure of
Resources and Reserves. In support of this core
deliverable, this statement for 2007 outlines the status and changes at each property. Consistency in reporting among
the operating mines and compliance with public regulatory
and internal codes of practice has been paramount in the
preparation of this report. The Resource and Reserve
figures are derived from a strategic and operational
planning process at each of the Group’s operating mines.
Reserve estimates are based on many factors (modifying
factors) including estimates of future production costs,
future commodity prices and, notably in South Africa, the
exchange rate between the rand and the US dollar.
Gold Fields reports its Resources and Reserves in
accordance with the South African Code for the
Reporting of Mineral Resources and Mineral Reserves
(SAMREC Code), which sets out minimum standards,
recommendations and guidelines for Public Reporting of
Exploration Results, Mineral Resources and Ore Reserves
in South Africa. Cognisance is taken of other relevant
International Codes, where geographically applicable, such
as SEC Guide 7, Australian JORC Code and Canadian NI
43-101. Mineral Resources are inclusive of the Ore Reserve
component. In terms of SAMREC, the term ‘Ore Reserves’
is the same as that applied for ‘Mineral Reserves’.
As part of Gold Fields’ SOX Project, a leading
independent global mining industry consultant has
undertaken a SOX compliance assessment within the
sphere of Mineral Resource Management (MRM).
Covering the entire Group’s MRM function, this audit is
run in parallel with the external Resource and Reserve
audits and underpins the internal control process, leading
to high-quality corporate governance practice.
SALIENT HIGHLIGHTS
As at 31 December 2006, Gold Fields had total
attributable precious metal Resources, including copper
as gold equivalents, of 251.7 (2006: 179.3) million ounces
and total attributable gold and copper-gold equivalent
Reserves of 93.8 (2006: 65.3) million ounces. Total
attributable gold Resources (excluding platinum and
copper equivalents) are 235.0 (2006: 163.9) million
ounces and attributable gold Reserves are 91.6 (2006:
63.1) million ounces, net of 12-month attributable
depletions of 4.4 and 4.2 million ounces respectively.
South African operations have benefited from the
acquisition of the South Deep Gold Mine and have a
declared attributable gold Resource of 199.7 (2006:
131.8) million ounces and an attributable gold Reserve of
73.9 (2006: 45.1) million ounces, net of a head grade
depletion of 2.8 and 2.6 million ounces respectively.
International operations have a declared attributable gold
Resource of 33.4 (2006: 30.7) million ounces and an
MINERAL RESOURCES (RESOURCES) AND ORE RESERVES (RESERVES)
2007: REVIEW
• 40 per cent increase in the attributable gold equivalent Mineral Resource
• 44 per cent increase in the attributable gold equivalent Ore Reserve
• Driefontein, Kloof and Beatrix converted to new-order mining rights

GOLD FIELDS 2007

The price assumptions tabled below were used as a basis for the estimation in this declaration.
31-Dec-06
31-Dec-05
Geographical location
Unit
Reserves
1
Resources
Reserves
1
Resources
Ghana & Peru
US$/oz gold
500
650
400
475
Australia
A$/oz gold
650
875
560
650
South Africa
ZAR/kg gold
100,000
135,000
92,000
105,000
South Deep
ZAR/kg gold
87,193
87,193
–
–
Peru
US$/lb copper
1.25
1.75
1.00
1.15
Venezuela
US$/oz gold
500
650
375
–
1
Assumed gold prices are in accordance with the US Securities and Exchange Commission (SEC) guidelines, and approximate to historical three-year average commodity prices and exchange rates
WLR Consulting. These Resource and Reserve
estimates were updated at the end of 2006 using new
commodity prices and updated technical and economic
parameters, including any changes to mine and
processing designs.
At Essakane, the Interim Resource within the
US$650/oz pit shell has been classified as Indicated and
Inferred by Snowden based upon the continuity of
mineralisation as well as the confidence in the
mineralisation interpretation and data spacing. The pit
shells developed from the Interim Resource are being
applied to the Bankable Feasibility Study. The
US$650/oz pit shell, supported by condemnation
drilling, is being used to position infrastructure such as
overburden and tailing storage sites.
attributable gold Reserve of 17.7 (2006: 18.0) million
ounces, both net of a depletion of 1.5 million ounces.
South Africa’s contribution to total attributable gold
equivalent Reserves increased from 69 per cent to 79 per
cent, primarily due to the inclusion of South Deep at
33 per cent of the total.
The South Deep figures reported are as reviewed and
approved by an Independent Review Panel (IRP) of
consultants as at December 2005, and updated for
inclusions and mining depletion to 31 December 2006.
Resource and Reserve estimates for the Cerro Corona
deposit are based on resource and reserve models
developed in 2005 by the Norwest Corporation and by
SOUTH AFRICAN OPERATIONS
The South African declaration reflects the acquisition of
South Deep, which has added significantly to the Group’s
overall Resource and Reserve position. The South
African Resource base has increased by 51 per cent,
while the Reserve has increased by 64 per cent, net of a
mined Reserve depletion of 2.6 million ounces from Kloof,
Driefontein and Beatrix.
•
The depth extension projects at the Kloof and
Driefontein mines have both received board approval
and represent a ZAR4.8 billion investment.
•
Exploration has increased year on year, with drilling
expenditures for F2007 exceeding ZAR31 million at
Kloof, Beatrix, Driefontein and South Deep.
Exploration is multi-disciplined and is a combination of
surface and underground drilling and seismic
remodelling to test future mining extensions, structural
complexity and secondary reef mining potential.

GOLD FIELDS 2007

MINERAL RESOURCES AND RESERVES CONTINUED
Drilling expenditure (Actual for F2007 – excludes
cover drilling)
ZAR
US$
Metres
Operation
million
million
drilled
Driefontein
10.10
1.62
23,164
Kloof
14.75
2.37
19,878
Beatrix
5.24
0.84
15,186
South Deep
1
1.23
0.20
2,131
Total
31.32
5.03
60,359
Exchange rate US$1.00:ZAR6.22
1
For period December 2006 to June 2007
•
The South African operations’ Life-of-Mine (LoM)
plans are generated using the Integrated Resource
and Reserve Information System (IRRIS), and the
financial modelling is enhanced with the economic and
scenario planning models now incorporated at each
operation. The new IRRIS data warehouse and SAP
interface project will be commissioned shortly, to
enhance information standardisation, consistency,
security and integrity.
•
The old-order mining rights of three of Gold Fields’
South African mines have been converted in terms of
the MPRDA, those of Driefontein and Kloof with effect
from 30 January 2007 and that of Beatrix from
7 February 2007. The application for the conversion of
South Deep’s old-order rights is in progress.
INTERNATIONAL OPERATIONS
•
Exploration programmes continued across all five of
the international operations, with drilling expenditure
for the twelve months to 30 June 2007 in excess of
US$41 million. Cerro Corona only conducted grade
control drilling during this period. St Ives accounted
for 47 per cent of the expenditure, Choco 25 per cent
Agnew 20 per cent, Damang 7 per cent and Tarkwa
1 per cent.
Drilling expenditure
1
(Actual for F2007 – all
inclusive costs)
Operation
US$ million
Metres drilled
Tarkwa
0.63
5,625
Damang
2.78
30,869
St Ives
19.56
213,561
Agnew
2
8.29
87,928
Choco 10
10.33
50,512
Cerro Corona
3
–
–
Total
41.60
388,495
1
Excludes grade control drilling. Exchange rate US$ 0.7692:A$1.00
2
Includes A$680,000 (US$0.523 million) spent on archaeological and geophysical surveys
3
Developing mine – grade control drilling only
•
The international operations and growth projects
currently account for 21 per cent of the Group’s
attributable gold equivalent Resource and Reserve base.
•
At Tarkwa, the Resource ounces have decreased
overall by 6 per cent since the 2006 declaration. In
addition to mining depletion, the Reserve ounces
have reduced by 4 per cent due to rezoning of the
reefs, grade control tonnage and structural
reconciliation adjustments. This is based on a
significant increase in grade control and resource
definition drilling as well as in-pit geological data. The
rezoning of the reefs has been done in order to
optimise the selectivity of the mining units and largely
affects the lower grade, more marginal ounces. The
remaining loss of 2 per cent is mainly due to
increased costs, which have not been entirely offset
by an increase in the gold price.

GOLD FIELDS 2007

SOUTH AFRICA MANAGED ORE RESERVE SENSITIVITY
90,000  95,000  100,000  105,000  110,000 125,000
0
10
20
30
40
50
60
70
80
90
Driefontein
Kloof
Beatrix
South Deep
Rand Gold Price (ZAR/Kg)
Reserves
(Moz)
•
The Damang Pit Cutback (DPCB) commenced mining
in July 2005 and provides an opportunity to continue to
explore attractive targets and increase the mine’s
operational footprint. The DPCB is on schedule and will
provide additional higher-grade fresh ore and
contributes 41 per cent of the total Reserve at the Mine.
•
At St Ives, Project 250 exceeded its target and
delivered 372,000 ounces to Reserve in 2006 from the
technical reanalysis and economic remodelling of
historical open pit resource positions. This initiative
has been expanded and is being continued into 2007.
•
In terms of the extent of its tenement holdings and the
prospecting undertaken to date, Agnew still enjoys
significant exploration potential, and recent geological
studies have identified new prospective areas.
Importantly, large areas have not been subjected to
modern exploration techniques, but are scattered with
numerous old prospector workings and known gold
occurrences.
•
At Choco 10, Resources and Reserves have increased
by 47 and 48 per cent respectively since the 2006
declaration, net of depletion. The increase is
predominantly the result of the success of an
aggressive exploration programme conducted during
2006, with a total of 35,515 million of diamond and
14,997 million RC drilling for a total expenditure of
US$10.3 million. The Resources are currently defined
in four mineralised deposits, being Rosika, Coacia,
Pisolita and Villa Balazo–Karolina (VBK). The VBK
Open Pit Probable Reserve is reported for the first
time. Mining optimisation studies will continue during
F2008 to evaluate the underground Reserve potential
and determine the optimal open pit and underground
mining interface.
There is an exploration portfolio, which contains gold
prospects at all exploration stages from target
generation to advanced resource definition.
The exploration programme will continue to advance
on all concessions during F2008, with the main focus
on the Choco 10 and 4 concessions.
At Cerro Corona, since the last declaration in the
2006 Supplement, ‘gold only’ and copper attributable
Resources have increased by 21 per cent to
4,066 million ounces, and by 29 per cent to
1,508 million pounds respectively.
ORE RESERVE SENSITIVITY
Sensitivity of the Reserves to potential fluctuations in the gold price at the South African, Ghanaian, South
American and Australian operations is shown in the
accompanying charts at increments of -10 per cent,
-5 per cent below, and +5 per cent, +10 per cent and
+25 per cent above the base gold price used in this
declaration, and specifically exclude projects not yet at a
pre-feasibility stage. The +25 per cent flex is included to
reflect the current commodity price trends. The South
African sensitivities specifically include the surface low-
grade stockpile Reserves.

GOLD FIELDS 2007

Note: The main contributing factor to the decline
in ounces at a gold price of Base-5 per cent
(ZAR95,000/kg), shown in the South African sensitivity
graph, is the exclusion on economic grounds of the
9 Shaft Project at Driefontein, and the Revised KEA
Project at Kloof. South Deep has been included across
the range at its base declaration price of ZAR87,193/kg,
with no increase or decrease applied.
COMPETENT PERSONS
Competent persons designated in terms of the SAMREC
Code and taking responsibility for the reporting of Gold
Fields’ Resources and Reserves are the respective Mine
based Mineral Resource Managers. Corporate governance
on the overall compliance of these figures has been
overseen by:
•
Craig Nelsen – executive vice president: Exploration
(BA Geology, MSc), 31 years’ experience
1
; and
•
Tim Rowland – senior consultant: Mineral Resources
and Mine Planning (BSc (Hons), MSc Mine geology
and exploration, GDE Mining Engineering, Registered
Natural Scientist (Reg. No. 400122/2000)), 21 years’
experience.
The named persons are permanent employees of Gold
Fields. Additional information summarising the composition
of the competent persons teams involved with the
compilation of the Resource and Reserve declaration per
operation is included in the supplement to this report.
Note:
A comprehensive review of the Group’s Resources and
Reserves for 2007, together with locality and mine
infrastructure plans of the operations, is available in a
supplementary document that accompanies the annual
report, or may be downloaded from the Gold Fields
website (www.goldfields.co.za / www.gold-fields.com) as a
pdf file using Adobe Acrobat Reader. Rounding of figures
in this report and in the supplementary documents may
result in minor computational discrepancies.
A summary reconciliation of the Statement is shown in
the Resource and Reserve Supplement to this report.
1
Craig Nelsen resigned from Gold Fields on 13 June 2007. On 25 June
2007 Gold Fields announced that Tommy McKeith will replace Craig as executive vice president and head of exploration with effect
1 October 2007
MINERAL RESOURCES AND RESERVES CONTINUED
GHANA MANAGED ORE RESERVE SENSITIVITY
450
475
500
525
550
625
0
4
8
12
16
20
Tarkwa
Damang
Gold Price (US$/oz)
Reserves
(Moz)
AUSTRALIA MANAGED ORE RESERVE SENSITIVITY
585
618
650
683
715
913
0
1
2
3
4
5
St Ives
Agnew
Gold Price (A$/oz)
Reserves
(Moz)
SOUTH AMERICA MANAGED ORE RESERVE SENSITIVITY
450
475
500
525
550
625
0
1
2
3
4
5
6
7
Cerro Corona
Choco 10
Gold Price (US$/oz)
Reserves
(Moz)

GOLD FIELDS 2007

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006
South African Operations
1
Resources
Reserves
2007
2006
2007
2006
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
Classification
(Mt)
(g/t)
(Moz)
(Moz)
Classification
(Mt)
(g/t)
(Moz)
(Moz)
DRIEFONTEIN
Measured
37.7
13.1
15.840
16.818
Proved
21.1
8.4
5.691
6.938
Indicated Al
24.2
13.0
10.127
10.068
Probable Al
22.2
9.8
6.995
7.181
Total Al
61.9
13.0
25.967
26.886
Total Al
43.3
9.1
12.686
14.119
Indicated BI
5
49.7
11.8
18.771
16.449
Probable BI
5
31.1
8.5
8.488
8.219
Total Underground
111.6
12.5
44.738
43.335
Total Underground
74.4
8.9
21.174
22.338
Indicated Surface
6.0
0.9
0.181
0.278
Probable Surface
6.0
0.9
0.181
0.278
Grand Total
117.6
11.9
44.919
43.613
Grand Total
80.4
8.3
21.355
22.616
KLOOF
Measured
51.7
13.8
22.966
23.222
Proved
12.0
10.7
4.150
4.547
Indicated AI
76.9
9.5
23.570
19.697
Probable AI
24.2
9.5
7.415
7.742
Total AI
128.6
11.3
46.536
42.919
Total AI
36.2
9.9
11.565
12.289
Indicated BI
6
49.0
14.0
22.121
27.880
Probable BI
6
4.3
12.1
1.692
1.776
Total Underground
177.6
12.0
68.657
70.799
Total Underground
40.5
10.2
13.257
14.065
Indicated Surface
32.0
0.6
0.632
0.570
Probable Surface
12.3
0.7
0.296
0.224
Grand Total
209.6
10.3
69.289
71.369
Grand Total
52.8
8.0
13.553
14.289
SOUTH DEEP
2
Measured
28.6
8.3
7.631
–
Proved
11.7
7.3
2.751
–
Indicated AI
167.4
7.5
40.254
–
Probable AI
77.3
6.2
15.517
–
Total AI
196.1
7.6
47.885
–
Total AI
88.9
6.4
18.267
–
Indicated BI
7
92.6
6.3
18.898
–
Probable BI
7
66.6
5.8
12.315
–
Total Underground
288.7
7.2
66.783
–
Total Underground
155.5
6.1
30.582
–
Indicated Surface
–
–
–
–
Probable Surface
–
–
–
–
Grand Total
288.7
7.2
66.783
–
Grand Total
155.5
6.1
30.582
–
BEATRIX
Measured
21.5
6.9
4.766
4.183
Proved
15.8
5.4
2.726
2.824
Indicated AI
41.4
7.4
9.838
8.977
Probable AI
28.3
5.6
5.058
5.410
Total AI
62.9
7.2
14.604
13.160
Total AI
44.1
5.5
7.784
8.235
Indicated BI
8
21.3
6.0
4.090
3.494
Probable B
8
3.5
5.8
0.653
–
Total Underground
84.2
6.9
18.694
16.654
Total Underground
47.6
5.5
8.437
8.235
Indicated Surface
–
–
–
0.171
Probable Surface
–
–
–
–
Grand Total
84.2
6.9
18.694
16.825
Grand Total
47.6
5.5
8.437
8.235
Total SA Operations
2
700.1
8.9
199.685
131.807
Total SA Operations
2
336.3
6.8
73.927
45.140
AI = Above Infrastructure; BI = Below Infrastructure
Refer to footnotes on page 89

GOLD FIELDS
2007

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006
International Operations
1
Resources
Reserves
2007
2006
2007
2006
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
Classification
(Mt)
(g/t)
(Moz)
(Moz)
Classification
(Mt)
(g/t)
(Moz)
(Moz)
TARKWA
Measured 144.1 1.5 6.790 8.607 Proved 153.6 1.3 6.468 7.611
Indicated 191.0 1.3 8.122 8.769 Probable 152.1 1.2 6.054 6.692
Inferred 51.1 2.4 3.879 2.736
Total
386.2 1.5 18.792 20.112
Total
305.7 1.3 12.521 14.303
Measured Stockpiles 6.2 0.8 0.154 0.128 Proved Stockpiles 5.9 0.7 0.141 0.122
Grand Total
392.4
1.5
18.945
20.240
Grant Total
311.7
1.3
12.662
14.425
DAMANG
Measured 10.0 2.0 0.644 0.423 Proved 6.0 2.2 0.434 0.350
Indicated 28.5 1.6 1.471 1.032 Probable 16.5 1.7 0.902 0.721
Inferred 12.5 3.4 1.381 1.135
Total
51.0 2.1 3.496 2.590
Total
22.6 1.8 1.336 1.071
Indicated Stockpiles 6.8 1.2 0.263 0.327 Probable Stockpiles 6.8 1.2 0.263 0.327
Grand Total
57.8
2.0
3.759
2.917
Grand Total
29.3
1.7
1.599
1.398
ST IVES
Measured 2.2 4.1 0.287 0.198 Proved 1.0 4.2 0.129 0.183
Indicated 42.9 2.7 3.689 3.078 Probable 26.2 2.6 2.188 1.769
Inferred 10.5 3.6 1.210 0.939
Total
55.5 2.9 5.185 4.214
Total
27.2 2.7 2.317 1.952
Measured Stockpiles 5.8 1.3 0.235 0.255 Proved Stockpiles 5.8 1.3 0.235 0.255
Grand Total
61.3
2.8
5.421
4.469
Grand Total
33.0
2.4
2.553
2.207
AGNEW
3
Measured 1.6 7.2 0.373 0.459 Proved 0.9 7.7 0.222 0.283
Indicated 7.6 6.0 1.466 1.523 Probable 2.1 6.2 0.410 0.470
Inferred 5.6 5.8 1.040 1.078
Total
14.9 6.0 2.879 3.061
Total
3.0 6.7 0.632 0.753
Measured Stockpiles 0.5 1.5 0.023 0.019 Proved Stockpiles 0.5 1.5 0.023 0.019
Grand Total
15.3
5.9
2.902
3.080
Grand Total
3.4
6.0
0.655
0.772
CHOCO 10
Measured 2.6 2.9 0.243 0.261 Proved 2.3 3.0 0.223 0.213
Indicated 36.2 3.1 3.606 1.403 Probable 14.6 3.4 1.598 1.023
Inferred 12.5 3.1 1.228 1.804
Total
51.3 3.1 5.077 3.468
Total
16.9 3.4 1.821 1.237
Measured Stockpiles 0.5 1.0 0.015 – Proved Stockpiles 0.4 1.0 0.013 –
Grand Total
51.7
3.1
5.091
3.468
Grand Total
17.3
3.3
1.834
1.237
CERRO CORONA
Measured 44.6 0.9 1.224 1.126 Proved 27.7 1.1 1.016 1.011
Indicated 170.2 0.7 3.632 3.001 Probable 70.2 1.0 2.160 2.182
Inferred 15.8 0.4 0.182 0.044
Total
230.7 0.7 5.038 4.170
Total
98.0 1.0 3.176 3.194
Stockpiles – – – – Stockpiles – – – –
Grand Total
9, 10
230.7
0.7
5.038
4.170
Grand Total
11, 12
98.0
1.0
3.176
3.194
INTERNATIONAL
OPERATIONS
Grand Total
3
809.2
1.6
41.156
38.344
Grand Total
492.7
1.4
22.478
23.233
GFI (Managed) GFI (Managed)
Above Infrastructure
2, 3
1,296.7 4.2 176.961 122.328 Above Infrastructure
2, 3
723.5 3.1 73.258 58.378
Below Infrastructure 212.6 9.3 63.880 47.823 Below Infrastructure 105.5 6.8 23.148 9.995
Total GFI (Managed)
2, 3
1,509.3
5.0
240.841
170.151
Total GFI (Managed)
2, 3
829.0
3.6
96.405
68.373
Total Attributable
Total Attributable
to Gold Fields
2, 3
1,332.1
5.4
233.053
162.480
to Gold Fields
2, 3
710.7
4.0
91.579
63.122
Refer to footnotes on page 89
MINERAL RESOURCES AND RESERVES CONTINUED

GOLD FIELDS 2007

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006
International Projects
1
Resources
Reserves
2007                              2006
2007                               2006
2PGE
2PGE
2PGE
2PGE
2PGE
2PGE
+Au
+Au
+Au
+Au
+Au
+Au
Tons        Grade
Tons         Grade
Platinum Group Elements
(M/t)
(g/t)
(Moz)
(Moz)
(M/t)
(g/t)
(Moz)
(Moz)
Arctic Platinum Project
4
168.3 2.3 12.601 12.601 – – – –
Resources
Reserves
2007                               2006                            2007                              2006
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
Gold
(M/t)
(g/t)
(Moz)
(Moz)           (M/t)
(g/t)
(Moz)
(Moz)
Essakane
13
43.0 2.4 3.255 2.380 – – – –
Resources
Reserves
2007                              2006                             2007                             2006
Tons
Grade
Au Eq
Au Eq
Tons
Grade
Au Eq
Au Eq
Gold Equivalent
(M/t)
(Cu(%))
(Moz)
(Moz)
(M/t)
(Cu(%))
(Moz)
(Moz)
Cerro Corona
14
– - 5.032 3.511 - - 2.723 2.723
Total Gold Eq (Projects & Cerro Corona)
211.3
-
20.888
18.492
0.0
-
2.723
2.723
Attributable Gold Eq (Projects and
Cerro Corona)
194.1
-
18.615
16.862
0.0
-
2.197
2.197
Total Attributable to Gold Fields
2,3
1,526.2
-
251.667
179.343
710.7
-
93.776
65.319
1
Managed unless otherwise stated
2
South Deep figures are as at 28 January 2005, updated for additions and depleted to end December 2006
3
The Agnew deposits, Miranda and Vivien are subject to a royalty agreement
4
Gold Fields holds a 100% interest in the Arctic Platinum Project, which, subject to certain conditions to be fulfilled on or about 30 June 2008, may be diluted to 40 % through agreement with North American Palladium Limited
5
Driefontein B1 refers to material below 50 level (3,420m below surface)
6
Kloof BI refers to material below 45 level (3,350m below surface)
7
South Deep BI refers to material below 110 level (2,888m below surface)
8
Beatrix BI refers to material below 26 level (1,341m below surface)
9
Resources within 650 US$oz (Au) – 1.75 US$lb (Cu) Pit Shell
10
Excludes Copper Resources of 221.1 M/t @ 0.4 % Cu containing 1.869 Mlbs copper
11
Reserves within 500 US$/oz (Au) – 1.25 US$/lb (Cu) Pit Shell
12
Excludes Copper Reserves of 94.0 Mt @ 0.5 % Cu containing 1,089 Mlbs copper
13
@1.0 g/t Cut Off
14
Copper equivalent ounces (copper revenue converted to gold equivalent ounces)
A summary reconciliation of the Statement is shown in the Resource and Reserve Supplement to this report.

SUSTAINABLE DEVELOPMENT
Securing Our Future
92
Stakeholder Engagement
94
Mining Charter Table
98
Occupational Health and Safety
103
Environmental Management
115
Investing in Communities
127
Human Resources
130
Economic Contribution
136
Risk Management
140
Corporate Governance
144
SECURING
THE FUTURE
GOLD FIELDS 2007

GOLD FIELDS 2007

INTRODUCTION
Gold Fields’ strategy remains to ensure the sustainable
growth of its business by focusing on operational
excellence and securing its long-term future, by
maintaining both our social and legal licences to operate.
During the past few years, we have sought to deepen our
application of the core principles of sustainable
development (SD) through direct and indirect projects
and processes which had been achieved, for the most
part, without reference to an integrated framework.
During F2007, the board adopted the Gold Fields SD
Framework. Under its broadened terms of reference, the
board’s Safety, Health, Environment and Community
(SHEC) Committee is responsible for guiding the
implementation of strategy, management and reporting
systems across the Group. It creates the framework
within which Group management and employees will
operate. In developing this, we have drawn extensively on
the International Council on Mining and Metals (ICMM)
Sustainable Development Principles and the Global
Compact Principles as they most appropriately reflect the
currently relevant thought process throughout the Group.
Consequently, and because the ICMM and Global
Compact principles present a well-tested and proven
framework for our purpose, we have become a member of
the ICMM and a signatory to the Global Compact. Both
the Global Compact and the ICMM require members and
signatories to endorse and implement the principles
within the organisation in a structured manner and to
audit and report performance against the principles. The
text of ICMM and the Global Compact Principles along
with implementation and administrative documents can
be found at www.icmm.com/sd_framework.php and
w w w. u n g l o b a l c o m p a c t . o r g / A b o u t T h e G c / T h e
TenPrinciples/index.html respectively.
SUSTAINABLE DEVELOPMENT CONTINUED
SECURING THE FUTURE

GOLD FIELDS 2007

The current process is to translate these principles into
key performance indicators within a formal management
system. This framework system will consist of several
interventions as detailed in the diagram on page 92.
To support this, we are currently creating a system of
issue-specific internal peer groups, consisting of
specialists and practitioners, who will drive the process of developing policy practice guides, overseeing the
implementation worldwide and acting as thought-leaders
in each specific field.
In moving towards third-party assurance, Gold Fields
chose to focus on improving our internal data capture
and monitoring systems, including the role of internal
audit, to identify potential gaps in our eventual assurance
process. It is our intention to seek third party assurance
over material portions of the next report, including
significant portions of our commitments to the South
African Mining Charter, the Global Compact and the
ICMM SD Principles.
In this report, we commence reporting against each
principle, to the extent that it is practicable, using the Global
Reporting Initiative (GRI) version 2 (G 2) indicators as a
baseline and GRI version G 3 as an ideal reporting level. In
F2008, Gold Fields intends consolidating the above within
the organisation and to enable more comprehensive future
reporting in accordance with G 3. This approach has been
shaped by the increasing diversity of stakeholder feedback
arising from the formalising of the AA 1000 systems,
following its implementation, and the expansion of the
Group into new operating environments.
Based upon feedback received we have tabled broad
issues of stakeholder concern with page references at
the beginning of each chapter.
During F2007, the JSE’s Socially Responsible
Investment (SRI) index did not update its ranking of
companies. An update based upon a new assessment
process is expected for F2008 and Gold Fields continues
to support this initiative through input into the JSE’s SRI
advisory committee.

GOLD FIELDS 2007

SUSTAINABLE  DEVELOPMENT CONTINUED
STAKEHOLDER ENGAGEMENT
Stakeholder issues and management performance
covered in this section:
Material and relevant issues identified
Pages
•
Engagement standards
94, 129
•
Stakeholder identification and follow-up
94-97
•
Partnerships
127, 128, 134
•
Feedback mechanism/addresses
96, 97
Central to securing the Group’s future is ensuring its
commercial sustainability. Sustained, transparent
engagement is required to convince local stakeholders
that mining can enrich their communities by providing
more than just livelihoods. To this end, we seek open and
long-term engagement with the broad range of our
stakeholders, be they suppliers, employees, creditors or
investors, regulators or communities.
We recognise that stakeholder needs and expectations in
each region create different challenges which shape our
responses. Our operational executives are attuned to
responding to local stakeholder needs and keep the
central office apprised of their programmes.
During F2007, the implementation of the AA 1000
Stakeholder Engagement Standard has been slowed by
capacity constraints arising from the need to develop
social and labour plans within the timeframe required by
the South African government in order to acquire the
new-order mining rights for our South African
operations. However, the stakeholder engagement
manual has been developed and tested with key site
staff, and training and implementation at our South
African operations commenced. Implementation at the
international operations and exploration sites will be
completed during F2008.
Broadening stakeholder engagement:
Ghana
At the national level, Gold Fields continues its active
involvement in the Ghana Chamber of Mines which
functions as the advocate of major mining policy positions
such as an industry-wide approach to beneficiation of
Ghanaian gold. In F2007, we participated in formulating
an industry-wide policy on artisinal and small-scale
mining that recognises the reality of small-scale mining. It seeks to engage a broad range of stakeholders to ensure
that small-scale mining is progressively integrated into
the local mining regulatory framework and complies with
the basic occupational health, safety and environmental
requirements to the benefit of stakeholders.
Accordingly Gold Fields, through the Chamber of Mines
and the National Minerals Commission, is exploring the
identification of properties suitable for small-scale mining and the promotion of the formal registration of miners
operating on such properties. At mine level, engagement
takes place mainly via the regular forums established to
direct the SEED process (see Investing in Communities
on page 127).
Indigenous Heritage Management:
Agnew
Gaining the Miranda and Vivien tenements opened up a
large area for exploration for Agnew. However, the Group
initially lacked adequate information concerning previous
indigenous heritage surveys for the area on which to base
its heritage management, a matter of significant interest
for the seven Native Title Claimant Groups among the
mine’s interested/affected parties.
A process of confirming previous surveys and
undertaking site avoidance surveys began in August 2006
in consultation with these groups. The process of site
avoidance surveys identifies areas of importance for
exploration to avoid, with a more detailed, or site
identification, survey required if geologists need to
access those areas of importance.
Information from previous surveys was incorporated into an
indigenous heritage management system database. The
subsequent data capture resulted in three main datasets:

GOLD FIELDS 2007

an archaeology survey layer, an ethnographic survey layer
and a layer of heritage sites. By taking a ‘whole of country’
approach, staff at Agnew gained a better understanding of
the mythological connections to natural features in the
landscape and where, therefore, a high potential for finding archaeological artefacts exists. Without having information
relating to specific sites, exploration teams can still
anticipate potential constraints that may present
themselves through a risk assessment which uses
landscape units or topographical features. This heritage
information is then integrated with other environmental
information such as sensitive biological sites, presence of
rare flora and distinctive landforms. This linkage will enable the development of constraints maps which may define
zones of unrestricted access through to potential “no-go”
zones in which more detailed survey is required.
By integrating this information and its use the geologists,
together with the Environment and Land Access group,
have been able to plan priority areas for heritage survey
coverage to ensure access to the ground for drilling. The
work going forward will involve linking personal
information gained from Agnew’s ongoing engagement
with indigenous groups to the spatial database for recall
and future reference.
Managing expectations:
Venezuela
A key challenge for Gold Fields on acquiring Choco 10 was
to manage community and government expectations.
Choco 10 is not the highest-margin operator in the area, but due to it being a foreign owned company, the expectations
of the surrounding communities, as well as the regulator
were raised concerning, for example, social benefits.
In an effort to catalogue and understand community
expectations, a stakeholder survey was started and will
be completed in early F2008. Preliminary results indicate
a wide divergence of expectations and differing levels of
understanding regarding the activities and impacts of
mining. Due to the ongoing communication process, the
local communities now realise and generally accept that
local workers lack many of the required specialist mining
skills, as Venezuela has a limited hard rock mining
tradition. There is, however, an explicit understanding that the community will benefit from employment opportunities
with any expansion of Choco 10. To this end, Gold Fields
will support targeted training initiatives.
Listen more, talk less:
Peru
During the exploration stage, Gold Fields staff, acutely
aware of the poor history of mining/community relations in
the area, had sought to build trust through their on-site
conduct and open communication. As the construction of
the Cerro Corona Project proceeded during F2007, Gold
Fields continued to build on its established relationships
with the project’s stakeholder communities, most of whom
live at altitudes between 2,500 and 4,000 metres above sea
level and where 95 per cent of the community pursues
various forms of agricultural activity.
The principal community concern raised was that Gold
Fields’ operations would simply add to the historical
environmental impact, as had been their experience of
mining in the past. Prior to project approval, Gold Fields
therefore took concrete measures to address some of the
water pollution consequences of earlier mining impacts.
This was done at a cost of US$1.0 million, so that the
Group would leave a positive legacy, even in the event of
the project not being approved.
Based on lessons learnt from, inter alia, stakeholder
engagement in Ghana, Gold Fields’ stakeholder
engagement was driven and sustained by staff at
managerial level, often requiring intensive and prolonged
engagement sessions. The objective was to develop trust
in individuals within the management structure that would
be transferred to the Gold Fields organisation. Due to the

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
STAKEHOLDER ENGAGEMENT
low literacy levels in the area, all meetings were open to
the community and made extensive use of radio and
visual aids such as photographs and scale models to
illustrate the changes the Cerro Corona mine would bring.
Any communication received, or agreement to be entered
into, was treated as open and communicated verbally at
general community meetings prior to any signing.
A Community Claims and Complaints Register has been
established in the neighbouring and downstream
communities of Hualgayoc, Bambamarca and in
Cajamarca, with a formal commitment of a seven-day
response time.
Feedback has indicated that educational support and
transport are key issues for the community going forward.
We are currently supplementing a portion of the local
teachers’ salaries and have completed the construction of
additional classrooms at a school. Gold Fields also
communicated very clearly that any support for social
service infrastructure would be done only in partnership
with government.
Resettlement
Over past years, community members were resettled at
both Tarkwa and Damang to allow Gold Fields to access
new areas. At all stages, this was done in a consultative,
transparent manner and the Group has received no
consequent complaints concerning the process or the
level of compensation. This experience has stood Gold
Fields in good stead.
In the course of constructing Cerro Corona, 63 extended
families were relocated – a total of 345 people. Each
family owned up to six houses at different altitudes. In this region the community owns land by custom. In
consultation with community leaders and regulators, we
negotiated a process whereby the relocated individuals
could establish new dwellings and livelihoods within the
area, thereby retaining their social networks as well as
their position within the communities. Only six families
chose to relocate to another area.
INVITATION TO ENGAGE AND STAKEHOLDER FEEDBACK FORM
This Report provides part of Gold Fields’ response to calls for increased transparency and accountability and we hope you find it useful and informative. We believe that it constitutes a reasonable and fair reflection of the progress and challenges we have experienced over the past year. As always, we welcome your feedback on the report and any of our activities. For further information please email us at:
www.goldfields.com or complete the fax reply form at the back of this report. The Gold Fields website is:
www.goldfields.co.za
Contact person for the Sustainable Development Report:
Rosemary Noge
Designation: Sustainable Development Manager
Postal address: Postnet Suite 252, Private Bag X30500, Houghton 2041
Tel: +27 11 644 2400
email: rosemary.noge@goldfields.co.za

GOLD FIELDS 2007

Wonderfontein Action Group
During F2007, Gold Fields built on experience gained
from the establishment of the Wonderfontein Action
Group (WAG), as reported in the F2006 annual report.
WAG was formed against the background of a
confrontation with stakeholders over water impacts
allegedly arising from Gold Fields’ Kloof operations.
Stakeholders’ initial concerns were addressed
following a transparent engagement process resulting
in the establishment of WAG with a mandate to
investigate water quality and quantity issues in the
Wonderfontein catchment area. Gold Fields’
implementation of AA 1000 also assisted in
broadening the range of stakeholders involved in
WAG to include municipalities, farmers’ organisations,
concerned citizens, manufacturing interests and other
mining companies active in the catchment area.
In the past years, a number of scientific but often
narrowly focused studies investigated aspects of
pollution in the Wonderfontein catchment
particularly regarding high metal concentrations in
the sediment. Some stakeholders strongly
expressed the view that the impact on
Wonderfontein could only have originated with the
gold mining industry. However, the spruit’s
headwaters reach as far north as the municipal
area of Krugersdorp and a range of industrial,
mining, agricultural and municipal activities had
impacted the watercourse for over a century.
Building on the constructive engagement, Gold
Fields took the initiative to identify a solution to the
strongly debated issue that would improve the
water quality in the Wonderfontein Spruit. During a
series of bi-monthly meetings during F2007,
consensus was achieved on the scope and
methodology of a sampling protocol, selection
criteria to identify the technical consultant, and a
laboratory to conduct the analysis. It was common
cause that the Wonderfontein Spruit had been
impacted by various activities. Gold Fields sought to
focus the stakeholder engagement process on the
quantification of these impacts.
As a dolomitic catchment, the Wonderfontein
Spruit provided a series of complex challenges,
not the least being the need to ensure that deep
level groundwater and sediment sampling along
the watercourse could be conducted in a manner
to prevent the formation of sinkholes. Based on
the risk-based approach, the area selected for
sampling was the entire Lower Wonderfontein
Spruit area, which was deemed by stakeholders
to be most heavily impacted. The research was
limited to determining only the nature and
the extent of the pollution and its impacts on
the spruit.
This sampling work, the first research in this area
supported by a broad range of stakeholders, will be
discussed at WAG meetings and, pending
agreement on the validity of the results, the next
research phase, to be funded by a broader range of
stakeholders, will seek to determine the major
sources of pollution on the riverine system.
WONDERFONTEIN SPRUIT: SOUTH AFRICA

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
MINING CHARTER TABLE
Objective
Has every employee been offered
the opportunity to be functionally
literate and numerate by 2005 and
are employees being trained?
Achieved F2007
4,200 employees participated in
ABET in F2007 while maintaining a
teacher:student ratio of 1:15. Total
cost of ABET R18.3 million for the
year under review.
Targets F2009
5,911 learners targeted for ABET per
annum.
Have career paths and skills
development plans been
implemented for HDSA
employees?
Workplace skills plans covering all
HDSA employees were submitted
individually by each operation to
Mining Qualification Authority (MQA).
Continue providing a workplace skills
plan and annual training report
covering all HDSA employees as
required by the MQA as well as
alignment to any new legislative
requirements as they come into
force.
Budgeted expenditure for skills
programmes, bursaries, learnerships
and in-service training R18.3 million:
•
66 bursaries were provided:
55 HDSA and 11 white males
• 235 learnerships were provided
•
100 in-service training
beneficiaries – graduates and
skills programmes – 76 HDSA
and 24 white males.
Continue providing bursaries,
learnerships and scholarships at
current budget levels in real terms.
Bursaries will continue to be
managed centrally through GFBLA.
Individual operations will continue to
manage study loans and study
grants.
Overall expenditure on skills
development and training amounted
to R154.3 million or 4 per cent of
South African payroll. Direct
expenditure on skills development
and training for F2007,
R108.3 million with a further
R46.0 million provided for additional
discretionary investment in special
skills programmes and the team,
management and leadership
mobilisation project under the Gold
Fields Operational Excellence
programme.
Expenditure on skills development
and training will be maintained at
current levels in real terms.
In South Africa, the Broad-Based Socio-economic
Empowerment Charter for the Mining Industry (the Mining
Charter) was formally published in August 2004. Gold
Fields’ response to the Mining Charter is summarised on
pages 98 to 102 of this report.
The table below reports on activities undertaken at
Gold Fields’ South African operations during F2007
pursuant to the 2009 Mining Charter targets.
HUMAN RESOURCES DEVELOPMENT

GOLD FIELDS 2007

Objective
Has the Group developed
mentorship systems for
empowerment groups?
Achieved F2007
Mentorship philosophy upgraded to
take account of global best practice
thinking, and a more formalised
approach to mentor selection,
mentor-protégé matching, mentoring
methodology, measurement and
administration. Ready for full rollout
in F2008. It will be further embedded
in the redesign of individual
development plans as well as in the
newly adopted Technical Assistant
contract which is an accelerated
empowerment programme.
Targets F2009
All employees on succession plan
and HDSA talent pools to be
mentored. Succession plans and
individual development plans
available for all HDSA employees
identified in talent pools as per
workplace to be mentored.
Objective
Has the employment equity plan
been published and has annual
progress in meeting this plan
been reported?
Achieved F2007
The 2007 employment equity plan
has been submitted to the
Department of Labour. The
Transformation Steering Committee
continues to monitor its
implementation across all South
African operations.
Targets F2009
The employment equity plan will
continue to be revised and updated
to ensure that it is in line with
existing legislation. The
transformation committees at
operational and corporate level will
continue to guide the implementation
of employment equity.
Has a plan been established to
achieve HDSA participation in
management of 40 per cent within
five years and is the plan being
implemented?
A plan to increase HDSA
participation in management is in
place and its implementation is
overseen by the Transformation
Steering Committee.
A strategy is in place to achieve
40 per cent HDSA participation in
management by 2009.
Has the company identified a pool
of talent and is this being fast-
tracked?
Succession plans and individual
development plans are available for
those HDSA employees identified in
talent pools.
Talent pool identification and fast-
tracking programmes have supported
meeting the labour plan to next level
targets.
Has a plan been devised to
achieve 10 per cent participation
by women by 2009 and is this plan
being implemented?
A women-in-mining steering
committee has been established to
guide the achievement of this target.
Current levels have improved from
3.2 to 5.1 per cent with the inclusion of
South Deep. A Women-in-Gold Fields
committee has been established to
especially address issues of women in
leadership positions.
A strategy is in place and continues
to aspire to the Mining Charter target
for 2009.
HUMAN RESOURCES DEVELOPMENT continued
EMPLOYMENT EQUITY

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
MINING CHARTER TABLE
Objective
Has the Group subscribed to
government and industry
agreements to ensure non-
discrimination against foreign
migrant labour?
Achieved F2007
Group policy remains not to
discriminate against foreign/migrant
labour but to recruit locally where
possible.
Targets F2009
Increase of local labour portion of
South African workforce.
Has the Group co-operated in the
formulation of integrated
development plans and is it co-
operating with government in
implementing these plans in
communities where mining takes
place and in labour-sending
areas?
Gold Fields Foundation budgeted as
per established formula for allocation
to four key categories: Education,
Community Development,
Environment and Health. This
allocated budget was R15 million.
Maintain capacity to develop projects
through multi-stakeholder
consultation and align them with the
integrated development plans of the
concerned communities.
Maintain GF Foundation funding
according to existing production-
based formula of 0.5 per cent of
pre-tax profits and R1.00 for every
ounce of gold produced in South
Africa.
Has the Group engaged with local
mining communities and those in
labour-sending areas?
Objective
Ongoing engagement with public and
private sector stakeholders for both
its mine host communities and labour
source communities. Training on
AA 1000 standard completed at the
Beatrix and Driefontein operations.
All approved social and labour plans
are being implemented at the
operations in consultation with the
appropriate stakeholders.
Achieved F2007
Gold Fields will maintain ongoing
engagement with public and private
sector stakeholders for its
communities and labour source
communities. This engagement will
be in accordance with the AA 1000
standard.
The contributions of the Gold Fields
Foundation to the communities and
labour source communities will be
maintained according to the formula.
However, actual funding will depend
on project sustainability.
Targets F2009
MIGRANT AND FOREIGN LABOUR
MINE COMMUNITY AND DEVELOPMENT

GOLD FIELDS 2007

Objective
Regarding Group-provided
housing, has the mine, in
consultation with stakeholders,
established measures for
improving housing, including the
upgrading of hostels, conversions
of hostels to family units and
promotion of home ownership
options among employees?
Achieved F2007
Continue to provide a broader
spectrum of accommodation options
to a growing percentage of the
workforce. Total spend on hostel
upgrade and conversion for F2007
R38.7 million.
Development of Gold Fields home
ownership scheme which will support
home ownership for employees in
municipalities surrounding the mines
as well as in the labour-sending areas
from which our workforce comes.
Targets F2009
Agreements with organised labour
entail that 50 per cent of the
workforce will have a choice with
regard to accommodation options
(either accommodation or housing
allowance) by 2009. Due to the time
requirements of hostel conversion
this will apply to 100 per cent only by
2013.
Have measures been established
to improve the nutrition of mine
employees? What has been done
to improve nutrition? Show plan to
progress this over time and
demonstrate that plan is being
implemented.
Ongoing monitoring and reporting by
a full-time dietician to ensure
compliance with national nutritional
standards. Menu content has been
formally linked to the employee
wellness programme.
Ongoing reports from dietician to be
submitted with recommendations for
improvement in nutrition and cooking
staff training requirements. Menu
content to remain linked to employee
wellness programme.
Objective
Have current levels of
procurement from HDSA
companies in terms of capital
goods, consumables and services
been identified?
Achieved F2007
By the end of F2007, HDSA spend
accounted for R1.4 billion, 43 per cent
of total working cost and capital
materials spend. We have thus
exceeded our Mining Charter target of
having more than 40 per cent of our
working cost and capital materials
spend provided by accredited HDSA
suppliers.
Targets F2009
Achieve a more than 40 per cent
HDSA procurement spend by 2009.
Target has already been exceeded.
Has commitment been made to a
progression of procurement from
HDSA companies over a three to
five-year time frame in terms of
capital goods, consumables and
services, and to what extent has
this been implemented?
The spend has increased to 43 per
cent which is above target, up from
9.7 per cent in 2003.
Maintain a more than 40 per cent
HDSA procurement spend by 2009.
HDSA supplier screening and
accreditation system to remain in
place.
HOUSING AND LIVING CONDITIONS
PROCUREMENT

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
MINING CHARTER TABLE
Objective
What is being done to ensure the
Group achieves 15 per cent HDSA
participation in terms of
ownership of equity or attributable
units of production by 2009 and
26 per cent by 2014?
Achieved F2007
Gold Fields complied with the 2005
target by completing a transaction
with Mvelaphanda Resources Limited,
effective 1 May 2004, in terms of
which Mvela Resources, through its
wholly-owned subsidiary, Mvela Gold
will acquire a 15 per cent interest in,
Gold Fields’ South African gold
mining assets within five years for a
cash consideration of R 4.1 billion.
Targets F2009
Plan for 2014 target through various
initiatives.
Has the current level of
beneficiation been identified?
Gold Fields, together with AngloGold
Ashanti, SARB and Standard Bank,
operates a gold advance scheme in
order to facilitate the provision of
secured and cost effective advances
of gold to the South African jewellery
manufacturing industry.
Has the baseline level of
beneficiation been identified and
has the company noted the extent
by which this will have to increase
to qualify for an offset?
Gold Fields, together with AngloGold
Ashanti, SAAB and Standard Bank
operates a gold advance scheme to
facilitate the provision of advances of
gold to the South African jewellery
manufacturing industry. This involves
facilitating advances of gold by
advancing collateral support in the
form of guarantees. A Beneficiation
Act has not yet been promulgated.
Gold Fields continues to engage the
DME to determine the criteria to
qualify for an offset.
Growth in this sector can only be
achieved through additional
development of the South African
jewellery design and manufacturing
industry and the development of
additional industrial applications for
gold.
Objective
Does the company report annually
on progress made in meeting its
commitments?
Achieved F2007
To report, as part of its annual
report, on progress made in terms of
the guidelines set out by the Mining
Charter Scorecard and to continue
using the evolving Global Reporting
Initiative guidelines in the compilation
of our report.
Targets F2009
To report as part of its annual report
on progress made in terms of the
guidelines set out by the Mining
Charter Scorecard and to continue
using the evolving Global Reporting
Initiative guidelines in the compilation
of our report.
OWNERSHIP AND JOINT VENTURES
BENEFICIATION
REPORTING

GOLD FIELDS 2007

Stakeholder issues and management performance
covered in this section
Material and relevant issues
Pages
•
Safety performance
17, 103-104
•
Health and Safety Management
103-114
•
Regional healthcare challenges
110-114
•
HIV/Aids in the workplace and the
community
111-114
SAFETY
Gold Fields remains committed to the objective that no
employee should suffer an injury or acquire a disease
while in the employ of the Group, and that fatalities and
injuries sustained at its operations should be reduced to
zero. Regrettably, 29 of our colleagues (F2006: 39) were
killed in mining-related accidents during F2007. This
constitutes a fatal injury frequency rate of 0.19 per million hours worked (F2006: 0.29). All fatalities occurred at the
Group’s South African operations. The Australian
operations, Damang and Choco 10 have maintained their
record of zero fatal accidents since being acquired by
Gold Fields. Tarkwa has had two fatalities in ten years.
Falls of ground continue to represent 17 per cent of the
fatal injuries. Of these, 12 per cent were gravity-related and the other 5 per cent due to seismic induced falls of ground.
Although this constitutes an improvement over the previous
year, any safety incident is unacceptable and we continue
to work towards achieving our goal of zero fatalities.
27,45%
Tramming/Vent door
23,53%
FOG (gravity)
9,80%
FOG (seismic)
3,92%
Rigging
17,65%
Falling down
3,92%
Blasting
5,88%
Mud rush
3,92%
Aquajet
3,92%
Heat
CAUSES OF FATAL ACCIDENTS
Fatal accidents
LDIFR
DLFR
Operations
F2007
F2006
F2007
F2006
F2007
F2006
No.
Rate
No.
Rate
Driefontein
13
0.31
15
0.34
12.97
15.05
522
505
Kloof
11
0.23
16
0.38
15.4
19.7
339
392
Beatrix
4
0.13
7
0.24
5.5
5.9
289
322
South Deep
1
0.13
14.36
156
South African Operations
29
0.22
38
0.33
12.06
14.27
373
413
Ghana
0
0
1
0.09
0.54
0.79
15
15
Australia
0
0
0
0
1.93
0.7
0
3
Venezuela
0
0
11.48
12.62
268
299
Peru
0
0
0.15
4
International Operations
0
0
1
0.05
1.36
1.07
12
20
Group
29
0.19
39
0.29
10.47
12.36
322
356
OCCUPATIONAL HEALTH AND SAFETY

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
Days lost resulting from accidents in the Group were
reduced by 9.5 per cent from 356 to 322 per million hours
worked. The improvement was consistent throughout all
operations and can be attributed to intensive treatment
and rehabilitation to ensure that individuals can return to
work after an injury and are physically fit to continue their normal work; this despite the fact that South African
operational incidents continue to include hours during
weekends and holidays during convalescence, thus
raising the total. The lost day injury frequency rate for the
Group improved from 12.36 to 10.47 per million hours
worked. A significant improvement was recorded at all
South African operations.
HEALTH AND SAFETY MANAGEMENT
OHSAS 18001 alignment
The Gold Fields Full Compliance Health and Safety
Management system is designed to meet the legislative
requirements of the countries where Gold Fields
operates. In order to ensure compliance, this system is
audited internally and externally bi-annually. OHSAS
18001:1999 is the international occupational health and
safety management system standard against which
management systems are assessed and certified.
Independent auditors, Bureau Veritas Certification (BVC),
were engaged to conduct the F2007 audit of the South
African mines Kloof, Beatrix and Driefontein. Certification
was recommended at all three operations. Scheduled
surveillance audits will ensure that continual improvement
measures are implemented and maintained. South Deep
will be audited for OHSAS 18001 in preparation for
certification by June 2008.
The Ghanaian operations received OHSAS certification in
July 2006, and both underwent a surveillance audit in
June 2007.The South American operations are scheduled
for audit in 2008.
The Australian operations’ Health and Safety
Management systems are certified to Australian
Standards (AS/NZ 4801:2001). Agnew and St Ives
continue to achieve re-certification on the completion of
scheduled surveillance audits.
Targets and milestones
Gold Fields has committed its South African operations to
a number of health and safety targets and milestones,
agreed to by the Mine Health and Safety Council.
Mine Health and Safety Council milestones (South Africa)
Objective
December 2008
Target 2013
Zero harm
Achieve, as a minimum, safety performance
levels equivalent to current international
benchmarks for underground metalliferous
mines.
Noise The hearing conservation programmes The total noise emitted individually implemented by industry must ensure that and collectively by equipment installed there is no deterioration in hearing greater in any workplace must not exceed a than 10 per cent amongst occupationally sound pressure level of 110dB at any exposed individuals.
location. (The exposure limit stated in
the MHSA is no more than 85dB over
an eight-hour period.)
Dust Ninety-five per cent of all exposure measurement Using present diagnostic techniques, results must be below the occupational exposure no new cases of silicosis will be limit of 0.1 mg/m
3
for respirable crystalline silica tolerated among previously unexposed
(individual readings).
individuals (i.e. individuals unexposed
to silica dust prior to 2008).

GOLD FIELDS 2007

Noise and vibration
Hearing conservation programmes in South Africa and
Australia are monitored on a quarterly basis. The
identification of noise sources and the demarcation of
noise zones are ongoing in order to reduce the
number of employees potentially exposed to high
noise and vibration levels. Compliance with the Code
of Practice for hearing conservation is 93.2 per cent
for the Group. Compliance with the wearing of hearing
protection devices for the Group was 96 per cent, with
all mines achieving well above 90 per cent. Employees
found not wearing hearing protection are counselled
immediately. Monitoring of lead indicators such as
‘personal exposure’ and ‘machinery/equipment noise
emissions’ for consistency, as well as the enforcement
of protective equipment measures, has begun and
will be critical to ensure that the Group achieves
its targets.
Personal noise dosimetry measurement began at the
Ghanaian operations. Tarkwa has received equipment to
begin vibration surveys on the mine and will commence
training on the surveillance implementation plan.
Personal exposure dosimeter measurements
Total dosimeter
% readings
% readings
Mine
measurements
< 85 dB(A)
85dBa – 105dB(A)
> 105dB(A)
Kloof
323
18.6
76.0
5.4
Driefontein
651
68.7
31.0
0.3
Beatrix
165
35.0
65.0
0.0
South Deep
121
57.3
42.2
0.5
SA Operations
1,260
44.8
53.6
1.6
The above table shows that 55.2 per cent of our workforce
is exposed to greater than 85 db(A) which may result in
hearing loss over time. These measurements indicate the
importance of containing noise sources and providing the
correct personal protective equipment (PPE).
Machinery/equipment noise emissions
Total     %
readings
measure-
85dBa –
% readings
Mine
ments
110dB(A)
> 110dB(A)
Kloof
104
60.5
4.6
Driefontein
105
63.0
9.0
Beatrix
928
53.0
4.3
South Deep
277
39.8
6.0
SA Operations
1,414
54.1
5.9
To meet the second milestone objective, all equipment
should emit less than 110 db(A) and, as part of this, all
noise sources are reviewed throughout the year.
Noise Induced Hearing Loss (NIHL)
No new cases of NIHL were reported at Gold Fields’
international operations in the past financial year. In South
Africa, the legal diagnostic criteria for NIHL changed in
F2004, resulting in a period of baselining between F2001
and F2004. This makes comparison of current case rates
with that period difficult. In the past financial year, 94
cases of NIHL were reported at the South African
operations, 22 of which were at South Deep in the last 2
quarters of the financial year. Even so, this was an
improvement of 59.5% from F2005 for the historical SA

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
operations and 45.6% including South Deep. Due to the
time taken to develop NIHL, the true effect of current
hearing conservation programmes will become clearer
within the next few years.
Dust suppression
In F2007, the dose for silica dust in the South African
operations was 0.020 mg/m
3
,
a decrease from
0.032mg/m
3
in F2006. The legal limit set by the South
African Department of Minerals and Energy is 0.1 mg/m
3
.
The data, however, is likely to increase marginally for
F2008, as South Deep staff will be included in the
statistics. Similarly, due to the introduction of Gold Fields’
more stringent medical surveillance programme, we
01
QUARTERLY DUST DOSE
00
1st
Qtr
2nd
Qtr
3rd
Qtr
4th
Qtr
1st
Qtr
2nd
Qtr
3rd
Qtr
4th
Qtr
1st
Qtr
2nd
Qtr
3rd
Qtr
4th
Qtr
0
0,02
0,04
0,06
0,08
0,1
Average
mg/m3

F2005 F2006 F2007
Driefontein
Kloof
Beatrix
South Deep
St Ives
Agnew
Group Average*
*Not measured at Ghanaian operations
expect an increase in the number of both silicosis and
Chronic Obstructive Airways Disease (COAD) cases
which will need to be submitted for compensation. The
reason for this is the usually long latency periods of
between ten and twenty years from the onset of exposure
to the diagnosis of radiological silicosis. Hence, the cases in the graph reflect mainly past exposure.
Since TB is known to be predisposed to by HIV infection
as well as silica dust exposure, the reason for this
decrease is likely to be multi-factoral: decreasing silica
dust exposure and improved active and passive case
finding in the TB control programme and improved care of
HIV-infected employees, are possible contributors to this.
The rate of cardio-respiratory TB cases at South Deep
(over the last two quarters, annualised) was much lower
than the average at the other South African operations.
Considering the seasonal variation in the incidence of
cases and the previously outsourced treatment of
TB cases by South Deep, more meaningful comparison
will be possible once the diagnosis and treatment of
cases becomes standardised in the next year.
Encouraging safe behaviour
The Australian operations strive to create a workplace
culture of ‘zero injury’. Agnew runs a ‘Let’s make the
Difference’ safety campaign in conjunction with its pocket
book risk management tool. St Ives has ZIP (Zero
Incident Process) with which it strives to achieve zero
incidents by empowering employees to take control of
their personal safety. The South African operations have
embarked on various behaviour-based interventions that
include the mobilisation of teams in processes like
Laphuma Ilanga, Bompodi, Eyethu and Courageous
Leadership at Driefontein, Beatrix, Kloof and South Deep
respectively. Specific high-risk hazards at Kloof and
Beatrix are being addressed through the ‘Snakes and Big
Five’, ‘Wars on Falls of Ground’ and Khuseleka campaigns
which are reinforced through industrial theatre.
In Ghana, Damang’s ‘Touch Safety’ campaign aims at
rewarding employees for achieving set safety targets, and
‘Safety Referee’ rewards employees for identifying and
warning of hazardous practices, promoting active
employee involvement. Tarkwa is continuing with Ahwe
Yie, a local version of the Full Compliance safety system.

GOLD FIELDS 2007

Fatigue management at St Ives
At St Ives, fatigue is recognised as a major hazard for
all employees and a guideline has been developed to
control the risks of fatigue, setting out a risk
management approach:
Educate
Ensure that employees are informed of the risks
associated with fatigue and how to control these
risks.
Identify
Identify the risks associated with fatigue on an ongoing
basis.
Assess
Assess the risks associated with fatigue.
Control
•
Ensure that shift arrangements do not predispose
an employee to fatigue;
•
Ensure that work arrangements do not contribute to
fatigue or interfere unreasonably with employees’
capacity to meet family and social commitments;
•
Provide training, information and supervision that
supports effective management of fatigue;
•
Ensure that work systems are flexible enough to
deal with factors influencing fatigue, such as
allowing supervisors to reschedule tasks if fatigue
becomes a problem; and
•
Provide conditions that are conducive to sleep and,
where site accommodation is provided, supply a
balanced diet.
Monitor
Monitor and review the effectiveness of these controls.
45
40
35
30
25
20
15
10
5
0
F1999 F2000 F2001 F2002 F2003 F2004 F2005 F2006 F2007
PERIOD
Rate
(per
100
employees)
South Deep Q3 and Q4 F2007 (annualised) only
South African operations excluding South Deep
Gold Fields – South African operations new cardiorespiratory tuberculosis cases diagnosed
(excludes contractors)

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
Underground emergency preparedness and response
Fire
Underground fire protection continues to be of vital
importance in the South African mines. In F2000, the
South African operations embarked on a campaign to
inertise all hazards in the intake airways. Timber going
underground is flame retardant and other materials
such as conveyor belts, electrical cables and plastic
pipes are carefully selected for safety criteria. A total of
29 fire incidents were reported in F2007, of which 18
occurred at the South African operations and 11 at
international operations. Six of the incidents were
classified as major incidents, but no fatalities were
recorded as a result of fires.
Refuge chambers
The most significant challenges that contribute to
underground emergencies are fire, gas and major falls of
ground. All of these require comprehensive emergency
evacuation plans, which are an established norm at Gold
Fields underground operations. There are currently
861 equipped underground refuge chambers in the
Group. In addition, all underground workers are equipped
with self-contained self-rescuers and key personnel carry
portable gas monitors. Regular escape drills were
conducted during F2007 and 18 employees successfully
escaped to refuge chambers during actual fire
emergencies without any casualties or serious injury.
Eight self-contained self-rescuers were successfully used
during these incidents.
OCCUPATIONAL HYGIENE AND MEDICINE
Issue-based risk assessments are ongoing and a total of
220 hygiene-related risk assessments were conducted.
The Thermal Stress Code of Practice was revised in
F2007. Two employees at our Ghanaian mines completed
their initial occupational hygiene training and are now
assisting the Ghanaian operations in implementing
occupational hygiene processes.
Thermal stress
Mining at our South African operations takes place at a
mean rock breaking depth of 2,283 metres, with an
average virgin rock temperature of 45.4°C. These high
temperatures are countered through the increased use of
refrigeration and the implementation of cooling and
ventilation systems. In F2007, a total of 797 stope panels
and 380 development ends were ventilated (F2006:
845 and 300 respectively). Of the total temperature
readings in the stopes, less than 1 per cent were above
32.5°C. The average wet bulb temperatures for the South
African operations for both stoping and development were
28.5°C and 28.4°C respectively. This was achieved
despite the inclusion of South Deep, where average
temperatures for stoping and development ends were
above 30.0°C. In addition to these engineering measures,
the Group is considering limiting the length of time spent
in temperatures above 32.5°C, enforced rehydration
protocols, and the identification of higher risk heat zones
for remedial action.
A total of 66 heat illnesses were reported for the year,
27 occurred at Beatrix, 37 at South Deep and two at
Driefontein. Twenty incidents could be linked to fan
failures and other ventilation problems. The remainder of
the cases were due to medical reasons or other causes
e.g. over-exertion. Heat stress monitoring is ongoing at
Tarkwa, and Damang recently received the necessary
equipment to commence heat stress monitoring. All wet
bulb temperatures measured at Agnew and St Ives in
Australia were below 25.0ºC.
Radiation protection
SA operations performs frequent monitoring of its effluent
discharges to the environment as well as radiological
exposures of its employees in order to keep exposures as
low as reasonably practicable (ALARA) and to evaluate
its compliance to both national and international radiation
protection standards. In F2007 a public effective dose
ranged from 0.028 to 0.141mSv/a which is slightly lower

GOLD FIELDS 2007

than the prescribed dose constraint of 0.25Sv/a and also
below the public dose limit of 1mSv/a. The main
contributor to public exposures would be as a result of
possible usage of surface water downstream from the
mine operations. To maintain and continuously improve
the status quo, controls would be re-enforced and
continuously tested for effectiveness. Regarding
radiological exposures of workers, the average worker
dose ranged from 2.05 to 12.3mSv/a during the financial
year which is less than 20mSv/a. The value of 20mSv/a
is an average dose over a period of five years. Of the four
operations, only one operation registered a maximum
worker dose of 31mSv/a which is above the average dose
limit referred to above but complies well with the
nationally determined worker dose limit of 50mSv/a.
Various actions, in terms of engineering and
administrative controls, are currently in place to bring
exposure levels from this operation to below both average
and maximum dose limits. The rest of the operation
recorded a maximum worker dose of between 13.17 and
19.8mSv/a. Here ALARA and Optimisation programmes
are being prepared for implementation for continuous
improvement. It is also worth mentioning that all radiation
protection procedures for SA operations are governed by
a Quality Management System currently in place and is
approved by the National Nuclear Regulator as a national
competent authority in Nuclear and Radiation Safety for
South Africa.
Detailed radiation surveys are to be conducted at both
mines in Ghana to determine whether there is a radiation
risk. Similar surveys at the Australian operations have
determined the absence of such a risk.
Medical surveillance
The Gold Fields occupational medical practitioners
(OMPs) use the results from medical surveillance to feed
back to occupational hygienists to review hygiene
monitoring, and to management to inform of workplace
design interventions. Such medical surveillance is done in
accordance with legislation at the various operations.
For example, in Australia, statutory medical surveillance
is conducted five-yearly in accordance with Western
Australian legislation, whereas in South Africa and
Ghana, such surveillance is conducted at least annually.
In South Africa, where the majority of our workforce is
located, medical surveillance is conducted at
occupational health centres (OHCs) at each of the
operations, whilst in Ghana, Venezuela and Peru, these
services are provided by external professionals. In
Australia, medical surveillance is the responsibility of the
Western Australian government.
Conventional medical surveillance is often reactive as
information fed back to occupational hygienists and
management about occupational diseases is historical in
nature. Occupational health staff strive to focus on the
early detection of diseases. These interventions will
assist in further prevention of ill health. Similarly, the early identification of co-morbidities associated with
occupational diseases is being targeted as a means of
preventing ill health. To this end, screening for alcohol and drug dependency is undertaken in Australia and active
and passive TB case detection remains a priority at the
South African operations.
Occupational disease
The graph overleaf demonstrates that occupational lung
disease accounts for the vast majority of occupational
diseases occurring at the Group’s South African
operations and constitutes 94 per cent of occupational
disease submissions in the past financial year, including
the submissions by South Deep for the last two quarters.
With this in mind, the occupational health and safety
discipline is targeting co-morbidities of occupational lung
disease, as well as factors which may predispose
employees to these conditions. Cigarette smoking, for
example, is known to predispose to both silica dust
disease and TB. Smoking cessation amongst employees
is therefore a major area of intervention. To this end,

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
Gold Fields supported research into healthcare workers’
knowledge, attitudes and practices regarding prevention
of smoking in gold miners. With regard to the system of
medical surveillance at the operations, Gold Fields
continuously strives to identify and implement
improvements to the prevailing systems. Medical
surveillance is also required to screen out employees that
are physically unable to meet stringent job requirements
and are therefore at risk of endangering their lives and the lives of others. In order to objectively assess an
individual’s ability to perform arduous tasks, Gold Fields
Occupational Health and Safety team has introduced the
Functional Work Capacity test battery
Healthcare workers’ knowledge, attitudes and
practices regarding prevention of smoking among
gold mine workers
Workplace smoking policies are based on
progressive anti-tobacco legislation, but there are no
formal smoking interventions to achieve the
objectives of such policies. Dr Vanessa Govender, an
occupational medical practitioner at Kloof Mine,
undertook research to determine the knowledge,
attitudes and practices of healthcare workers
regarding the prevention of smoking amongst miners
and to propose a framework for a smoking
intervention programme on the mines.
The study indicates that while an overwhelming
majority of healthcare workers (98.6 per cent) are
aware that smoking is harmful to one’s health and
84.1 per cent reported that they would routinely
enquire about patients’ smoking status, this was not
done in practice. In fact, only half of nursing records
and none of the doctors’ records documented
smoking history.
To this end, a Framework for Smoking Interventions on
the Mines is being implemented which focuses on
firstly, discouraging non-smokers from starting, and
secondly, assisting smokers to quit. Apart from
workplace education and awareness campaigns, the
programme introduces a standard procedure requiring
healthcare workers to enquire about smoking history
during all patient visits. If the patient is a smoker and
gives any indication of wishing to quit, his/her
dependence is assessed and assistance is then
offered through referral for behavioural therapy and/or
pharmacotherapy as indicated.
REGIONAL HEALTHCARE CHALLENGES
In addition to the general well-being that Gold Fields
Health Services seek to ensure for employees, they are
also called upon to mount an innovative response to
specific health challenges (such as epidemics) that arise
from time to time as Gold Fields expands its operations.
The most significant challenges that Gold Fields has been
managing with efficiency and pragmatism for some time
are HIV/Aids and TB in South Africa and malaria and
HIV/Aids in Ghana.
At our operations in Venezuela and the Cerro Corona
project in Peru, no comparable healthcare challenge
exists at present and we are building up medical
surveillance and employee wellness programmes in order
6%
NIHL
70%
TB
20%
Silicosis
4%
COAD
OCCUPATIONAL DISEASES SUBMITTED TO THE
COMPENSATION AUTHORITIES BY GOLD FIELDS
SOUTH AFRICAN OPERATIONS (SOUTH DEEP
Q3 & Q4 ONLY) F2007

GOLD FIELDS 2007

to operate from a position of knowledge should any
challenge arise. In Australia, the impact of recreational
drugs remains the principal challenge for our workforce
and their families.
HIV/Aids and TB:
South Africa
As has been reported annually since 2000, Gold Fields
remains committed to managing HIV/Aids and TB. The
Group’s strategy continues to be one of prevention,
treatment, care and support. Ongoing engagement with
stakeholders, including trade unions, ensures that these
initiatives are widely supported, that key interventions are audited to monitor and evaluate their efficacy; and that an
assessment of the economic impact of the disease on the
Group is updated annually.
Prevention
The HIV prevalence rate among employees of the
Group’s South African operations is estimated to be
28.3 per cent and operating costs attributable to
HIV/Aids are estimated at 2.3 per cent of payroll in
F2007. The Group’s actuarial advisors have projected
these two indicators as outlined in the graph below. Gold
Fields offers HIV prevention education and training to all
employees through the use of induction courses,
training events and peer education; and free condoms
are provided in the workplace and in mine
accommodation. Although other factors could play a
role, we believe that a reduction in high-risk behaviour
lies behind the reduced incidence of sexually
transmitted infections (STIs) treated at Gold Fields
Health Services: the rate has decreased from 147 cases
per 1
,000 employees in F2001 to a level of 98 infections
per 1
,000 employees in F2006. In F2007, it continued
this downward trend as reflected in the annualised rate
of 77 infections per 1,000 employees.
Projected HIV prevalence rates: Gold Fields South
African operations
STI rates: Gold Fields’ South African operations
(excluding South Deep)
Testing
Voluntary counselling and testing for HIV (VCT) is
offered at all GFHS facilities, and since F2004 16,639
employees have undergone VCT. VCT reinforces HIV
prevention and encourages those who test negative to
protect themselves. It alerts those that test positive to
27
28
29
30
31
32
2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018
%
F2001
F2002
F2003
F2004
F2005
F2006
0
50
100
150
200
250
GFIMSA
Kloof
Beatrix
Driefontein
SEXUALLY TRANSMITTED INFECTIONS (STI) PER THOUSAND
EMPLOYEES

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
seek life-prolonging interventions. The Gold Fields VCT
motto is ‘Protect your HIV-free status with your LIFE’.
During F2007, 6,599 additional employees opted for
VCT, a 66 per cent increase in total employees tested to
date in the Group. This dramatic increase is attributable
to senior mine management who took full ownership of
VCT targets, which are included in their key
performance indicators. The benefit to employees and
Group has been a doubling of the numbers enrolling for
HIV care and treatment in the wellness and ART
programmes in F2007.
HIV testing and treatment
HIV/Aids
F2005
F2006
F2007
No. employees that
ever attended VRT
6,578
10,040
16,639
No. HIV positive
employees ever started
on wellness programme
1,444
4,012
9,059
No. HIV positive
employees ever started
on ART
560
847
1,703
Treatment
Gold Fields offers antiretroviral therapy (ART) to
employees diagnosed as HIV-positive. By April 2007,
1,703 employees had commenced ART since the
inception of the programme. Of these 1,301, or 76 per
cent, still remain on the programme, the remainder having
left due to retirement, resignation or death. Of those who
have been on treatment for a year or longer, medical
attendants are witnessing an 89 per cent adherence to
taking treatment, a level comparable to adherence rates
in developed countries.
TB management
A robust TB control programme to deal with the
escalation in TB cases is critical to the management of
Aids-related diseases. Gold Fields’ TB programme
predates the HIV epidemic and was scaled up to meet the
four-fold increase in new TB infections related to Aids.
The challenges of managing TB are well entrenched at
GFHS, that is:
•
Education on TB prevention and symptoms;
•
TB preventive therapy for HIV-infected employees;
•
Early detection of new TB cases;
•
Directly observed therapy; and
•
The ability to isolate and treat patients who, in future,
may be diagnosed with highly infectious multi-drug
resistant (MDR) TB.
In F2007, the incidence of new TB cases stabilised at
40.5 new infections per 1,000 employees, a slight
decrease from F2006 (41.4), which can be attributed to
improved surveillance at the occupational health
centres and improved diagnostics at Primary Health
Care Centres.
Extremely drug resistant tuberculosis (XDR TB)
GFHS works very closely with the Department of Health
to monitor report and manage MDR (multi-drug resistant)
and potential XDR TB cases. As yet, there are no
confirmed cases of XDR TB amongst Gold Fields
employees and, even where resistant TB is highly
suspected, patients appear to recover slowly, as opposed
to the rapid and deadly variety observed in other areas of
southern Africa.

GOLD FIELDS
2007

New TB cases per 1,000 employees per annum:
Gold Fields
Care and support
In cases where employees deny their condition or refuse
testing, thereby delaying diagnosis and treatment, or fail
to comply with treatment requirements, they do not
benefit from the life-prolonging ART provided. When
these employees are no longer able to work, they are
offered ill-health retirement (IHR) and, where possible,
are referred to a network of home-based care (HBC)
projects that Gold Fields sponsors. In F2007,
approximately 20.9 per 1,000 employees retired due to ill
health compared to 29.0 per 1,000 in F2006.
The company recorded eight deaths per 1,000 employees
that were related to medical conditions (including Aids).
The rate remains relatively unchanged from F2006
(10 per thousand) and that of the pre-Aids era when it
was seven per thousand employees.
Research
Gold Fields continues to support South African Safety in
Mines Research Council (SIMRAC) research projects, a
tripartite initiative. Gold Fields’ South African operations are involved in numerous research projects around
reducing diseases from noise and dust, including the
Thibela TB research project, aimed at reducing the
burden of TB disease, which is being conducted by the
Aurum Institute for Health Research and co-funded by the
Bill and Melinda Gates Foundation.
Gold Fields will be participating in and contributing
towards a Southern African HIV Therapeutic Vaccine
Project (the Theravax Project). This collaborative
strategic HIV/Aids health initiative is aimed at advancing
therapeutic vaccine clinical trials within southern Africa.
The Virax vaccine technology and the related Theravax
Project proposal have been extensively discussed with
HIV clinicians in South Africa and are favourably regarded
due to the potential for the vaccine to prove an effective
early therapeutic intervention, potentially delaying the
requirement to start ART by some years.
Malaria:
Ghana
In its continued engagement with Ghanaian healthcare
authorities and other mining companies operating in the
country, Gold Fields continues to monitor and assess
the effectiveness of malaria control programmes
implemented by other roleplayers. We continue to see a
gradual decline in malaria incidence amongst our
workforce and their communities. Nevertheless, the
disease remains the dominant cause of cases presenting
at our clinics and our local medical staff continue to
manage the disease through symptomatic treatment. This
avoids the long wait for test results and entails treatment
generally being administered at an earlier stage, allowing
more effective and less drug-intensive treatment. We
remain satisfied that the current focus of malaria
management, which does not rely on mass spraying but
focuses instead on primary preventative behaviour-based
measures, remains the most sustainable approach.
These efforts include the widespread use of mosquito

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
OCCUPATIONAL HEALTH AND SAFETY
nets, and the selective, targeted treatment with larvicide
of temporary water bodies identified as mosquito-
breeding hotspots.
Community health and HIV/Aids:
Ghana
HIV/Aids in Ghana has persisted at levels lower than
those in southern African countries. Nevertheless, Gold
Fields continues to work actively with Ghanaian
authorities to promote voluntary counselling and testing
(VCT) as a tool for behavioural change. The HIV/Aids
Policy agreement signed with the Ghanaian Mineworkers’
Union and Officials’ Associations sets out the
management framework for the ongoing work on the four
defined elements of Gold Fields Ghana’s HIV/Aids
programme: Education, Prevention, Care and Support.
All employees are exposed to education, training and
counselling services. Free treatment of sexually
transmitted infections for employees and their immediate
dependants continues. The awareness campaign
conducted by the volunteer peer educators and
community health facilitators also continues, having
reached approximately 5,000 employees, dependants
and contractors by the end of F2007. By year-end 60 per
cent of employees at Tarkwa had undergone VCT
compared with 13 per cent in F2006.
Gold Fields and AngloGold Ashanti jointly financed the
construction of a US$53,000 STI/VCT testing centre for
the Tarkwa Government Hospital in January 2007 to
serve the general populace including miners who opt for
off-site testing and also would like to have access to
ART therapy.
Drugs in the workplace:
Australia
Recreational drug use remains the principal workplace
challenge for most Australian employers. Gold Fields’
Australian operations remain focused on employee fitness
for work, without judging what employees do in their
personal time. In line with our ‘three strikes and you are
out’ policy, we conducted a large-scale survey in May 2007
in which about 10 per cent of those tested were
found to be positive, with the drug of choice being
methamphetamine. Although these results are not unusual
for an Australian resources sector workforce, for reasons
of workplace safety, we do not tolerate such a situation,
even though the disciplinary action associated with the
management of this issue contributes to staff turnover.
Healthcare infrastructure:
South America
Prior to the acquisition of Choco 10 by Gold Fields, mine
employees relied on the public healthcare infrastructure
for their non-occupational healthcare needs. During
F2007, we put in place a comprehensive medical
surveillance system to build a medical baseline of all
employees. This initially covers regular aural, optical,
cardio-vascular, respiratory and dental assessments on
which the Group, over time, will build a database to
respond to individual and general healthcare challenges
more effectively. Gold Fields has funded the construction
of a fully-equipped community hospital. To date, no non-
occupational diseases reportable in terms of Venezuelan
legislation have been diagnosed among our workforce or
their families.
In Peru, our communities live at high altitudes and a
common feature of almost all families living outside of
towns is the absence of chimneys in homes due to the
need to preserve heat. This, together with a tradition of
using cow dung as a fuel source for indoor cooking of
food, results in a relatively high level of respiratory
conditions among rural people living in the high Andes.
From the data gained from the project’s medical induction
procedure we are building an understanding of the
medical challenges we are likely to encounter once the
mine is fully operational.

GOLD FIELDS 2007

ENVIRONMENTAL MANAGEMENT
Stakeholder issues and management performance
covered in this section:
Issues relevant and material
Pages
•
Management system
115-116
•
Incidents
116-117
•
Water management
117-118
•
Energy and climate
118-121
•
Biodiversity and land-use management
121-122
•
Materials and waste
116, 122-124
•
Mine-life and closure planning
125-126
Managing our environment
The core of Gold Fields’ approach to environmental
management is the operation of its certified ISO 14001
environmental management system, which we expect
all operations to work towards and maintain. During
F2007, Gold Fields’ environmental management
systems were recer tified as complying with the
requirements of the ISO 14001:2004 environmental
management systems. Other than Choco 10 and South
Deep, all operating mines were recer tified. The
cer tification process, which takes the form of a
cer tification audit, identified only minor non-
conformances at the South African, Ghanaian and
Australian operations.
The non-conformities recorded by the external auditors
are minor in their extent and do not represent any
significant environmental impact. All were rectified and
formally closed out to the satisfaction of the external
auditors within six weeks of the audit, as required by
the process.
At Choco 10, work associated with environmental
permitting requirements and the water shortage delayed
the implementation of the environmental management
system. In South Africa, South Deep Mine is on track for
a certification audit during 2008. Although still under
construction, Cerro Corona continues to make progress
in the development of the procedures and monitoring
protocols required to move its management system
towards certification. We believe that we remain on
target at the exploration sites we control for their
environmental management systems to be certified to
the ISO 14001:2004 standard. As this occurs, we will
continue to expand the disclosure of our environmental
data in line with materiality, operational needs and
stakeholder input.
In the previous report we outlined, in some detail, how the
ISO 14001 Environmental Management System (EMS),
which seeks continued improvement across a broad
range of issues, sets targets for practically every
workplace activity and resource utilisation at business
unit level.
The continual improvement imperative set by the EMS
continues to drive a number of water-saving initiatives in
our South African West Rand operations despite these
operations being in a water surplus or water positive
position. West Rand has maintained last year’s lower
water consumption rate of four tons of water per ton of
rock mined. The benefits of such a reduction were
manifested in a corresponding reduction in energy
consumption due to reduced water pumping. Similarly, the
EMS contributes considerably to a more holistic
assessment of other, more conventional cost-saving
initiatives that form part of Project 500 and Project
Beyond, ensuring that short-term cost savings are not
negated by increased environmental impact or risk.
The tables in this section reflect the Group’s performance
with regard to key consumables. The data represents a
moving base line for evaluating continued improvement of
key activities.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
F2007
F2006 F2005
Timber (tons)
Driefontein 43,942 43,204 45,100
Kloof 37,574 55,735 39,900
Beatrix 42,587 43,259 46,100
*International operations excluded as they do not use timber in their process
F2007
F2006 F2005
Blasting agents
(tons)
Driefontein 1,400 1,042 1,400
Kloof 1,160 1,415 1,300
Beatrix 5,185 4,607 4,600
Tarkwa 29,712 28,556 23,000
Damang 3,568 2,044 1,300
St Ives 4,256 4,928 4,000
Agnew 3,287 4,130 1,700
F2007
F2006 F2005
HCL (tons)
Driefontein 710 1,967 2,690
Kloof 433 599 790
Beatrix 738 692 840
Tarkwa 1,267 1,444 1,100
Damang 173 232 200
St Ives 236 288 370
Agnew 192 140 150
F2007
F2006 F2005
Lime (tons)
Driefontein 5,782 7,580 7,600
Kloof 3,589 4,916 9,100
Beatrix 3,422 3,033 3,900
Tarkwa 3,537 3,085 2,500
Damang 3,251 3,239 3,500
St Ives 11,820 9,786 18,300
Agnew 1,402 2,042 2,400
F2007
F2006 F2005
Cement (tons)
Driefontein 458 1,520 900
Kloof 1,770 4,032 4,200
Beatrix 587 762 1,100
Tarkwa
(Excl contractors)
67,905 64,507 72,100
Damang
(Excl contractors)
4.75 23 13
St Ives 8,674 8,386 11,500
Agnew 2,255 2,051 2,400
F2007
F2006 F2005
Caustic soda
(tons)
Driefontein 359 592 650
Kloof 81 176 510
Beatrix 512 556 530
Tarkwa 749 619 300
Damang                              336 347 330
St Ives 330 284 370
Agnew 274 297 280
ENVIRONMENTAL INCIDENTS
Incident reporting is mandatory at all our operations as
a key indicator of the functioning of the EMS. The data
generated through the incident reports allows root cause
analysis and, following management approval,
generates rectifying or remedial responses. The impact
classification system, formally in place since 2002,
classifies incidents from levels-1 to 5 as follows:
Level-1 – incidents of minor non-compliance that result in
no or negligible adverse environmental impact.
Level-2 – incidents that result in short-term, limited and
non-ongoing adverse environmental impact.
Level-3 – incidents that result in ongoing, but limited
environmental impact.
Level-4 – incidents that result in medium-term
environmental impact.
Level-5 – incidents that result in long-term environmental
impact.

GOLD FIELDS 2007

Incident statistics trend
Level
F2002
F2003
F2004
F2005
F2006
F2007
1
112
565
1,222
1,174
802
1,538
2
59
144
208
129
71
117
3
7
4
2
3
4
3
4
3
0
0
0
0
0
5
0
0
0
0
0
0
The rise in incident numbers during F2007 is due in part
to improved recognition of level-1 incidents at the South
African operations as well as the addition of Choco 10
and South Deep to the statistics. About 25 per cent of
level-2 incidents related to spillages of slimes or tailings and process water discharges.
Level-3 incidents reported
Beatrix (1)
During the first quarter, the receiving water quality
objective at a monitoring point in the Boschluis Spruit
was exceeded. Following engagement with regulators,
a number of seepage interception options were
discussed. The remedial action agreed upon is a listed
activity construction of a weir in the spruit, requiring a
basic environmental impact assessment (EIA).
This was completed during the second quarter of
F2007 and regulator approval was given during the
fourth quarter.
South Deep (1)
During November 2006, a lower production rate and plant
failure caused an imbalance in the water volumes
entering the return water dam, resulting in an overflow. No
change in water quality in the public stream was
observed. Ferrous sulphate bags were placed in the
overflow of the dam to neutralise any cyanide levels
should the overflow reoccur.
St Ives (1)
During November 2006, an overflow of the TSF3 return
water dam occurred, causing the release of
1,300 cubic metres of saline process water into the
receiving environment. The incident was reported to
the authorities who, by year-end, had not concluded
their investigations.
WATER MANAGEMENT
The management of water usage and the prevention of
water pollution is a key objective of environmental
management at all our operations and projects. By its
very nature, the industry is a significant user of water and, therefore, all sites have infrastructure and systems in
place to monitor their usage, to understand and measure
their impacts on water quality, and to maximise recycling
opportunities of this precious resource.
The ongoing administrative non-conformance, highlighted
in previous reports, remains the updating of the water
licences of our South African operations. All mines have
submitted their applications and, while they await the
issuing of the new licences, continue to operate under
their old permit conditions. Their right to do so, as an
interim measure, has been confirmed by the responsible
regulator, the Department of Water Affairs. Only a minority
of other South African mining companies have received
new water licences required by the new dispensation.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
During previous years, the rains feeding the headwaters
of the Volta River, the principal source of water for
Ghana’s Akosombo Dam, were considerably below
average, dropping reservoir levels for Akosombo, Ghana’s
principal source of electrical power, to levels where load-
shedding posed a risk to the ongoing production in the
country’s gold mining sector. Gold Fields Ghana, in a
consortium with three other companies (Newmont,
AngloGold Ashanti and Gold Star Resources), purchased
an 80mgw power plant to supplement the country’s power
requirements. The cost of the plant is US$40 million
which was evenly shared by the companies. The plant
has been installed and was operational as of early F2007.
Water shortages caused by unusually low rainfall have
also significantly affected production at Choco 10.
F2007
F2006 F2005
Total water
withdrawal (m
3
)
Driefontein 16,416,000 17,450,000 18,200,000
Kloof 20,799,974 23,862,289 25,500,000
Beatrix 16,912,192 13,204,645 15,100,000
Tarkwa 5,596,000 2,539,527 5,200,000
Damang                       594,376 673,439 800,000
St Ives 3,941,007 3,213,848 3,600,000
Agnew 192,612 2,128,000 2,100,000
Backfill of worked-out surface pits: Australia
Gold Fields’ South African operations have been
backfilling stoped-out areas of underground workings
for decades to improve rock stability and optimise
underground heat control through heat load reduction
and ventilation air optimisation. Backfilling of surface
workings is a relatively recent development on Gold
Fields’ operations and is currently only undertaken by
the Australian operations.
The advantages of surface backfill to worked-out pits
are that it removes the need to construct new mine
waste disposal facilities like waste rock dumps,
reducing rehabilitation and closure liabilities. For the
long-term sustainability of water quality of closed
mining areas, back-filling final pit voids has the
considerable advantage of preventing the formation of
final void lakes and the associated long-term impacts
on post-mining void water quality. It also reduces the
risk associated with an open void in the form of both
public liability and risk to livestock and wildlife.
In determining whether a completed pit is suitable for
backfill, detailed hydrogeological studies are undertaken
(particularly for pits to be backfilled with tailings) to ensure that contaminants will not be mobilised from the backfill
by percolating groundwater, potentially affecting
downstream water users and ecosystems.
At Agnew, the decision to backfill the Redeemer pit
with tailings avoided the requirement to build a new
Tailings Storage Facility when the previous facility
reached capacity. At St Ives, the land-based North
Orchin and Orchin pits have been backfilled. In
addition, the following lake-based pits were backfilled
with waste rock and levelled to the lake surface: West
Agamemnon, Intrepide, Redoubtable, South Delta and
Minotaur. It is expected, with time, that lake sediments
will encroach over the backfill and eventually the white
salt crust characteristic of Lake Lefroy will be re-
established.
ENERGY AND CLIMATE CHANGE
Since joining the International Council for Metals and
Mining (ICMM), Gold Fields has committed itself to the
ICMM’s position on climate change, which recognises
the significance of climate change as a global issue

GOLD FIELDS 2007

requiring sustained reductions in greenhouse gas
emissions (GHG) at a global level. (For full text see:
www.icmm.com/publications/1200ICMMPositionStatem
entClimateChange.pdf) For Gold Fields, this commitment
entails meeting or exceeding government emission
standards, monitoring and reducing of GHG emissions
and reporting such in a manner consistent with the Global
Reporting Initiative format.
To date, Gold Fields has focused its efforts primarily on
energy efficiency projects, many of which have grown
from the continuous improvement requirements of our
Project 100+, Project Beyond and the ISO Environmental
Management System. During the year under review, we
investigated a variety of less carbon-intensive energy
sources for both opencast and underground operations,
which could potentially allow us to diversify our energy
mix and take advantage of the opportunities in the carbon
market. As our understanding of the opportunities of this
market deepens, we will report more fully on this issue.
Moving forward we will seek a more comprehensive
understanding of the emissions of our key suppliers in
order to incorporate these into our monitoring, reduction
and reporting efforts.
Energy consumption
In South Africa, Gold Fields has signed the Energy
Efficiency Accord in terms of which signatories pledge
to investigate the reduction of their energy usage by
15 per cent by 2015, using 2004 as a base. To meet this
target, the Group is addressing its three principal areas
of energy consumption: pumping, compressors and
ventilation. The benefit to the Group arises from both
reduced unit cost for electricity as well as reduced
energy consumption. The national utility is partly funding
these projects via the Demand Side Management Fund,
which was approved by the National Energy Regulator
of South Africa.
As a result of this co-operation, Gold Fields has received
an undertaking from Eskom that it will receive prior
warning when load-shedding is to take place and the
Group has contingency plans in place should power cuts
occur. Based upon the results of its risk management
system, we will also be installing more generation
capacity at our South African operations.
Gold Fields is responding to Eskom’s power supply
constraints during the evening peak period by
partnering with the national utility to implement 24 load-
shifting projects with the potential to shift 120MW of
electricity demand out of the peak period by 2009.
Projects include improved management of hot and cold
water systems, compressed air, ventilation fan control,
thermal ice storage and energy-efficient lighting. One
such project has been the cessation of pumping at
Kloof 5 shaft, which is designed to allow the overall
closure of 5 shaft. Water previously pumped from
5 shaft will now flow down to 10 shaft. This has
delivered savings of R14 million for the year. The Group
is also proceeding with the installation of three high-
pressure water-pumping systems known as Three
Chamber Pipe Feed Systems (3CPFS). These systems
utilise the pressure of water pumped into the mine to
displace water from underground, thereby assisting in
dewatering the mine. The mine dewatering pumping
requirements constitute more than 25 per cent of total
energy usage in a deep level gold mine. The 3CPFS
project is complemented by the Pump Efficiency
Monitoring Project, which uses real-time efficiency
monitoring to optimise pump maintenance. Initial
monitoring results have exceeded expectations of
power cost savings opportunities.

Gold Fields is also investigating a variety of passive solar heating technologies for both residential and industrial
use, particularly with respect to the supply of hot water for new change houses.
We are in the process of assessing all our data and
trends and are investigating normalisation factors
that could facilitate performance management.
A fundamental component of this process includes our
GHG emissions. As a result of our Australian operations
being part of the Australian Greenhouse Challenge Plus,
their initiatives provide a good platform for extrapolation to all our operations.
F2007
F2006
F2005
C0
2
(tons)
Driefontein
Not reported   Not reported  Not reported
Kloof
Not reported   Not reported   Not reported
Beatrix
13,436
17,520
18,000
Tarkwa
137,431
112,670
96,000
Damang                         37,931
45,010
33,000
St Ives
853,840
993,427
160,000
Agnew
Not reported   Not reported
64,000
F2007
F2006
F2005
Electricity
(MWh)
Driefontein
1,904,075
1,910,100
1,874,000
Kloof
1,833,957
1,887,032
1,766,000
Beatrix*
863,460
931,533
953,000
Tarkwa
200,,282
202,641
163,000
Damang                         87,606
107,006
108,000
St Ives
192,248
187,037
148,000
Agnew
51,472
48,121
46,000
*In addition Beatrix used 50,000 tons of grade A coal
GOLD FIELDS 2007
120
SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
The Group is also replacing its diesel-operated
locomotives at the long-life shafts of the South African
operations with battery-powered locomotives. South
African operations have 949 locomotives: 750 diesel
and 199 battery. This project replaces 268 diesel units
at the long-life shafts, and replaces them with 176
battery units. The battery locomotives are safer, more
efficient and cheaper to operate. All projects have been
assessed not merely for their energy implications
but also through a safety and operational continuity
risk assessment.
During the early part of F2007, the lighting system at the
Group’s Parktown Corporate Office was changed to a
more efficient system, which is managed by room
occupied sensors. This has resulted in year on year
energy savings of about 25 per cent or 312,036kWh or
R119,222 equivalent.
Clean Development Mechanism:
South Africa
Methane has been venting from the Free State
goldfields since mining started in the area decades ago,
with one of the highest emitters being our Beatrix Mine.
Methane is a potent greenhouse gas whose
contribution to global warming is 21 times higher than
that of the most abundant greenhouse gas – carbon
dioxide. Gold Fields is investigating the viability of a
carbon credit project under the Clean Development
Mechanism of the Kyoto Protocol for capturing and
destroying methane naturally venting from old
exploration boreholes and underground sources.
A number of options are available for the destruction of
the methane, and there is also the possibility that the
methane could be burnt as a fuel, generating power for
Beatrix. The results of this investigation should be
known during F2008.

GOLD FIELDS 2007

F2007
F2006 F2005
Electricity (TJ)
Driefontein 6,854 6,876 6,740
Kloof 6,602 6,793 6,360
Beatrix 3,108 3,353 3,430
Tarkwa 721 729 590
Damang                              315 385 380
St Ives 696 672 530
Agnew 185 173 160
F2007
F2006 F2005
Diesel (TJ)
Driefontein 85 160 66
Kloof 90 110 113
Beatrix 58 44 66
Tarkwa 1,855 1,,519 1,300
Damang                           1,166 583 370
St Ives 811 654 825
Agnew 367 361 271
F2007
F2006 F2005
Petrol (TJ)
Driefontein 10.65 9.42 10.2
Kloof 5.35 5.45 4.8
Beatrix 5.82 5.43 7.3
Tarkwa 0.6 0.5 0.7
Damang                                  0 0 0
St Ives 3.0 4.0 3.6
Agnew 0.25 0.35 0.3
F2007
F2006 F2005
LPG (TJ)
Driefontein 5.85 4.2 3.87
Kloof 3.0 3.2 2.4
Beatrix 0 0 0
Tarkwa 3.8 6.1 5.1
Damang                                57 80.3 112
St Ives 33 39.1 37.6
Agnew 21.6 21.7 15.5
BIODIVERSITY AND LAND USE MANAGEMENT
Since engaging with ICMM, Gold Fields has recognised
that our approach to biodiversity was driven too heavily by
information derived from site and project EIAs, leading to
wide differences in Group practice.
The ICMM’s sustainable development principles, inter alia,
commit its members to contribute to the conservation of
biodiversity and integrated approaches to land use
planning, and supporting the development and
implementation of scientifically sound, inclusive and
transparent procedures for integrated approaches to land
use planning, biodiversity, conservation and mining. Our
challenge is to develop a policy position applicable to the
diverse settings of our operations, their diverse
ecosystems and the differing levels of human impacts
that already exist there.
Some of the first steps have already been taken, for
example the regional fauna and flora survey undertaken
by St Ives in Australia. This created a more robust set of
regional data with which to support specific land-use
decisions, which has proved superior to the narrowly
focused EIAs conducted to date for specific portions of
the tenement.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
was agreed in February 2007 that the project be scaled
down and integrated into the ongoing SEED
programme. Partially in response to continued
community interest, Gold Fields Ghana is currently
investigating the viability of the so-called smallholder
system, which is quite common in local palm oil
production companies. Gold Fields Ghana remains
committed to identifying a larger, economically viable
project, but will not proceed at the expense of
unacceptable social or ecological impacts.
Agrihold:
South Africa
In South Africa, the Living Gold project, which produces
flowers under glasshouse conditions on land owned and
formerly disturbed by Gold Fields on the West Rand,
continues to operate despite fierce competition from
growers in northeast and east Africa. Living Gold, the
palm oil feasibility project and a range of other possible
ventures involving the use of larger tracts of land
owned, but not used, by Gold Fields mining operations
in South Africa, have been grouped into a commercial
entity titled Agrihold, a wholly-owned subsidiary of Gold
Fields Limited.
As we further our understanding on how best to give
effect to the ICMM principle of biodiversity and land use
management, we will devise suitable indicators with
which to measure progress and report on them.
WASTE MANAGEMENT
Gold Fields does not produce, transport, import or export
any waste categorised as ‘hazardous’ under the terms of
the Basel Convention, nor do we make use of any outside
source of waste material in the mining and concentrating
of gold.
As part of the environmental management strategy for
the Cave Rocks project, St Ives Gold Mine has
committed A$50,000 per year to a feral animal control
project in the Kambalda region. Feral animals are an
introduced species, which have established themselves
in the wild and include cats, dogs and goats. They impact
on native species by predation, for food and shelter,
destroying habitat, and by spreading diseases. Feral
goats were identified as a particular issue as they affect
indigenous vegetation through soil damage and the
overgrazing of indigenous herbs, grasses, shrubs and
trees. For St Ives, this holds particular implications for
mine site rehabilitation and end land use, as this is
envisaged to return to pastoral use. Control of feral
species cannot be practically undertaken on a site-by-
site basis, and needs to be a regional initiative to be
effective. The feral animal control programme is,
therefore, being undertaken as a joint initiative between
mining companies, the Department of Environment and
Conservation and local pastoralists.
Alternative land use:
Ghana
In 2004, Gold Fields Ghana embarked upon a
programme to identify a project that would provide for
sustained economic vitality in stakeholder communities
in the vicinity of the Tarkwa and Damang Gold Mines
after mine closure. Following a review, agribusiness was
chosen as the focus area for the investigation of
opportunities and the cultivation and production of oil
palm was selected as the most suitable activity. As the
feasibility on the potential for oil palm progressed,
however, it was realised that the project required the
displacement of existing but not formerly identified
agricultural activity, particularly food production, on a
large area within the stakeholder community. Concerned
about displacing additional farms and settlements, it

GOLD FIELDS 2007

Those wastes classified as hazardous by any of the
jurisdictions within which we operate, such as oils,
chemical containers and medical waste, continue to be
disposed of through registered third parties in disposal
sites permitted for that purpose. This activity forms
part of our environmental management system. The
principal waste products by volume are waste rock and
tailings, which are generated as a by-product of mining
and of the metallurgical extraction of gold from the ore.
This material continues to be disposed of in permitted
waste rock dumps and tailings storage facilities on
mine property. For underground safety roof support,
our South African operations continue to use a
small percentage of the tailings generated as
backfill underground.
Due to the presence of naturally-occurring low levels of
uranium in the orebody mined by South African gold
miners, the National Nuclear Regulator (NNR) monitors
and audits the performance standards, conditions and
procedures associated with the processing of ore and the
deposition of the tailings on tailings facilities. Although
Gold Fields produces no uranium, it remains subject to,
and has throughout F2007 complied with, all the permit
conditions of the NNR, which ensure occupational as well
as public safety.
F2007
F2006 F2005
Tailings to
dams (tons)
Driefontein 9,779,083 6,592,996 6,534,000
Kloof 3,710,101 3,681,623 5,128,000
Beatrix 3,590,000 3,540,324 4,118,000
Tarkwa 5,230,888 4,686,966 3,190,000
Damang                    5,269,310 5,327,955 5,215,000
St Ives 4,669,446 4,567,611 3,753,000
Agnew 3,226,978 3,161,159 1,170,000
F2007
F2006
F2005
Waste rock to
dump (tons)
Driefontein 559,946 319,783 385,000
Kloof 1,120,821 473,371 625,000
Beatrix 934,439 731,738 722,000
Tarkwa 82,168,348 74,353,234 61,666,000
Damang                  28,109,727 21,427,370 9,050,000
St Ives 5,210,789 17,028,304 20,360,000
Agnew 18,234,119 14,254,210 2,060,000
Product stewardship and materials management
The concept of product or materials stewardship has
been defined by the ICMM as the range of activities
that can be undertaken to ensure that all stakeholders
work collectively toward the responsible use of metal
and minerals resources. The scope of a company’s
materials stewardship will depend on the extent of their
business throughout the product life cycle. We
understand product stewardship as a natural extension
of our inclusive approach to sustainable development
in which mining companies, product designers and
users, regulators, the recycling industry and NGOs
should seek to co-operate to minimise the
environmental, health and safety risks at all stages of
the material cycle so that – to the largest extent
possible – the value of the material is captured and
recirculated throughout the economy, while any
negative impacts are minimised.
Cyanide management
Cyanide is added to crushed ore in the metallurgical
plant to create soluble gold, that is, cyanide complexes
from which the gold can be recovered by a process of

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
Fields acquired South Deep Mine in December 2006.
Although both the previous operators of the mine were
Code signatories, little progress towards Code
implementation was made prior to acquisition.
Nonetheless, this site will attempt to seek certification
alongside our other South African operations.
In moving towards Code compliance, significant capital
expenditure may be required for certain sites to become
compliant with Code requirements, and provision for such
capital work was budgeted for in F2007. An example is
the review of tailings management strategies for the
South African operations, which is also required to
achieve compliance with the revised Regulation 704 of
the National Water Act.
In terms of the Code, signatory mining companies are
required to source and transport cyanide from companies
who are certified to the Code.
The text of the Code, the list of operations covered
by signatory company applications, along with
implementation and administrative documents can be
found at www.cyanidecode.org.
Through our membership of the World Gold Council and
ICMM, Gold Fields will continue to gain a better practical
understanding of the need for product stewardship for its
business. Through these organisations we have also
engaged with the Initiative for Responsible Mining (IRMA)
a multi-sector effort, launched in Vancouver, Canada in
2006, to develop and establish a voluntary system to
independently verify compliance with environmental,
human rights and social standards for mining operations.
IRMA seeks to build on the existing foundation of
research, tools and initiatives. Participants include mining companies, jewellery retailers, NGOs and trade
associations.
electro-winning. Cyanidation is the only commercially
viable method of gold extraction and has been in use
since the 1890s.
F2007
F2006
F2005
Cyanide (tons)
Driefontein
1,626
1,478
1,540
Kloof
946
937
1,380
Beatrix
955
972
1,100
Tarkwa
10,462
9,750
10,300
Damang
1,800
1,969
2,030
St Ives
3,419
2,770
2,890
Agnew
733
646
600
In November 2005, Gold Fields became a founder
signatory to the International Cyanide Management Code
(the Code), a voluntary industry initiative for
manufacturers, transporters and consumers of cyanide in
the gold sector. The Code commits operations to
standards of practice in nine areas: cyanide production,
cyanide transport to mine sites, the handling and storage
of cyanide reagent, on-site use and management of
cyanide, the decommissioning of cyanide facilities,
worker safety, emergency response, training and
stakeholder engagement. Companies have three years
from date of signature to comply with the Code.
All Gold Fields’ mines will be seeking certification under
the Code with the following exceptions: The Cerro Corona
project in Peru will generate a gold/copper concentrate by
means of a process that does not use cyanide and,
therefore, does not require certification. The Choco 10
project in Venezuela was acquired after November 2005
(when Gold Fields became a Code signatory) and is,
therefore, not currently scheduled for certification. Gold

GOLD FIELDS 2007

Region
Supplier
Certification status
Ghana operations
Orica and Barbex Technical Services Limited
Underwent certification audits in
(respectively supply and transport cyanide).
June 2007 and are awaiting results.
Australian operations
Australian Gold Reagants Pty Limited (AGR).
Transport division was certified as being
‘substantially compliant’ in September
2006. AGR’s cyanide production facility
has yet to be certified to the Code.
South African
Sasol Polymers supplies and Sasol Infrachem
Sasol Infrachem was certified as being
operations
transports cyanide for South African operations.
‘fully compliant’ and Sasol Polymers was
certified as being ‘substantially compliant’
with the Code in March 2007.
We believe that in our capacity to act as stewards of the
materials we produce, we need to adopt a partnership
approach. For this purpose, we will explore the
development of a set of guidelines to facilitate the
incorporation of our principles into the value-added
chain. To create an understanding of this issue within
our procurement function, we will be working with key
suppliers to ensure that, throughout our value chain, we
can support our commitment to sustainable
development through more informed choices. As our
ability to do so evolves, we plan to report in more
substantive detail in future.
MINE CLOSURE
By end F2007, the total closure cost for the South
African operations was calculated over the current life-
of-mine period to be R1,181 million. For the Ghanaian
operations it amounts to US$28 million, for the
Australian operations to A$87 million and for the
Venezuelan operation unchanged at US$5 million. The
F2006 figures were R976 million for South Africa,
US$21 million for Ghana, A$55 million for Australia and
US$5 million for Venezuela respectively.
For the Ghanaian operations, the changes stem from the
expansion of mining infrastructure, while an external
review of the liabilities for the Australian operations
recommended increases based largely on the increased
fuel and equipment hire costs associated with demolition
and the costs of longer post-closure tenement lease
periods. Although still at project stage, a conceptual
closure plan with a liability of US$20 million has been
developed for Cerro Corona.
The stakeholder input received during the public
consultations associated with the closure plan meetings
for our South African operations held during F2006, has
now been integrated into the revised closure planning
estimates and schedules. A key benefit for stakeholders
from this process has been greater clarity as to the
timescale that Gold Fields remains committed to the area.
Guided by the feedback from our stakeholder
engagement and insights gained from interaction with
industry peers, we continue to explore opportunities for
converting closure-related liabilities into potential assets for other land users. Our Living Gold project was partly
motivated by this approach, as is our practice to allow the
agricultural use of certain sections of rehabilitated areas

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ENVIRONMENTAL MANAGEMENT
on our Ghanaian properties by the community. In this way,
we hope to reduce the pressure on as yet undisturbed
land by our stakeholder communities.
FINES AND LEGAL ACTIONS
During F2007, no money was paid by the Group or its
operations in fines or penalties resulting from
environmental transgressions. Neither were any
environmentally-related legal actions brought against the
Group or its operations. However, the level-3 incident at St
Ives is being investigated by the regulator who will take a
view during F2008 on whether to issue an administrative
fine or to prosecute.
AWARDS
Building on the awards of 2004 and 2005, the
Environmental Protection Agency of Ghana again
awarded Abosso Goldfields (Damang) the ‘Most
Environmentally Committed Company Award for 2007’ at
a ceremony held on 5 June 2007.

GOLD FIELDS 2007

INVESTING IN COMMUNITIES
Stakeholder issues and management performance
covered in this section
Issues relevant and material
Pages
• Community engagement 94, 100, 127
• Education and skills development 127
• Socio-economic development
of communities 95-96, 100, 128-129
• Relationships with regulators 98-102, 127
APPROACH TO COMMUNITY INVESTMENT
Gold Fields finds that in all the diverse environments
within which it operates or develops mines, the local
governments, in various degrees, seek to persuade it to
accept a role in providing social and economic services to
the community. While we seek to play a role in the
sustainable development of our host communities, we
remain conscious that mining operations will, eventually,
come to an end. Our community investment efforts,
therefore, continue to favour longer term capacity-building
interventions aimed at building human capital and
overcoming specific infrastructural constraints to local
economic development.
As set out in previous reports, all community investment
activities are administered and co-ordinated by the Gold
Fields Foundation or regional foundations that function
autonomously but are guided by the common vision of
community development adapted to local realities. The
formula according to which the various regional foundations
derive their funds from contributions by their regional
operations remains unchanged. A different approach to
community development projects is in place for Venezuela
in accordance with its differing national regulations.
GOLD FIELDS FOUNDATION: SOUTH AFRICA
The Gold Fields Foundation continued to fund projects in
the fields of education, community development,
environment, local economic development and health,
and committed R15 million for the year under review.
Notable among the projects supported are environmental
education centres in partnership with the World Wildlife
Fund (WWF), Rhodes University, United Nations
Environmental Project (UNEP) and others. Gold Fields
has invested in these infrastructure, training, curriculum
development and environmental education initiatives that
have helped formulate environmental issues in the South
African National Curriculum for over 30 years.
INTEGRATING SOCIAL AND LABOUR PLANS:
SOUTH AFRICA
During 2007, Gold Fields received its new-order mining
rights for our South African operations, with South Deep’s
application in progress. As part of this process, Gold
Fields and its individual operations submitted social and
labour plans (SLPs) in which they set out the range of
activities and targets designed to achieve the human
resource development and socio-economic development
objectives of the Mining Charter. The Foundation played
a major role in the development of the various SLPs and
this absorbed much of its capacity during the year.
Accordingly, the work of the Foundation in South Africa is
shifting towards addressing the priorities identified in the
Integrated Development Plans relating to poverty
alleviation, water and sanitation and the fight against
HIV/Aids.
In future, the Foundation will identify the correct
agencies within municipal and local government
structures with whom to partner to drive specific
projects as identified in the Integrated Development
Plans. The Foundation’s track record of supporting
multi-year projects and interventions will make this shift
in its focus gradual and will continue to be based on
ongoing stakeholder feedback, leading to a closer
integration of the Foundation’s work with that of mine-
based staff.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
INVESTING IN COMMUNITIES
DELIVERING ON SEED: GHANA
In Ghana, the five-year sustainable community
development programme known as SEED (Sustainable
Community Empowerment and Economic Development
programme) whose origins and development were set out
in the previous annual report, entered its second year.
The specific goal of SEED is to improve the livelihood and
the quality of life of the 30,000 men, women and children
of the 16 primary stakeholder communities of our
operations by 2010. The SEED process is also designed
to prevent ongoing dependence on the Foundation by
maximising the participation of other stakeholders and
requiring the beneficiary community to formally allocate
land and labour contributions to approved projects.
Improved access to basic education was identified as a
critical developmental need in Gold Fields’ primary
stakeholder communities. In consultation with the Ghana
Education Service, and with the financial support of three
of Gold Fields Ghana’s major business partners –
Caterpillar, Shell, and Sandvik – the Foundation funded
the construction of three schools with associated early
childhood development centres, office blocks, store
rooms, teachers’ quarters and toilets. At the University of
Mines and Technology at Tarkwa, the Foundation also
funded the installation of a satellite-based wireless
Internet access system to facilitate the University’s
access to Internet-based information. The scholarship
programme for children in primary stakeholder
communities was also expanded during the year by
supporting 50 students in senior secondary, tertiary and
vocational schools.
The Foundation also expanded its livelihood programmes
in its primary stakeholder communities by continuing the
training of farmer groups. During the year, 2,411 farmers
were assisted with training in oil palm farming, vegetable
farming, cocoa growing and livestock rearing.
All-weather roads stimulate economic activity by
facilitating more efficient transportation of agricultural
goods to market from rural communities, as well as
improving access to healthcare facilities and other
public services. During 2007, access roads to four
primary stakeholder communities were upgraded and
two new access roads constructed at a total cost of
US$135,000. The Foundation also partnered with the
government’s rural electrification programme and
funded the supply of electricity pylons to two
communities to facilitate the establishment of a basic
power distribution system.
IDENTIFYING SUSTAINABLE PROJECTS:
SOUTH AMERICA
Following project approval for Cerro Corona, the
identification and piloting of sustainable CSI projects
was added to the objectives of the stakeholder
engagement process. Feedback from this
predominantly agrarian community, in which non-cash
exchange still plays a significant role, also suggested
that projects aimed at enhancing features of the local
agrarian economy would be the most successful. Thus,
Cerro Corona embarked on a programme of
stimulating milk-production through ar tificial
insemination of livestock and combined this with
agricultural extension work to improve pasture yields.
Over 300 families from the surrounding stakeholder
communities participated in the agricultural training.
The introduction of hardier, more resistant corn and
potato varieties to the area was also piloted. Results
from these pilot-level interventions should be available
during the course of F2008 and, following further
community engagement, one or both aspects of the
support programme may be scaled up to a level where
additional interventions aimed at reducing access
barriers to the market of Cajamarca will follow.

GOLD FIELDS 2007

EARLY COMMUNITY ENGAGEMENT: PROJECTS
AND EXPLORATION
The principal challenge faced by our exploration projects
is the temporary nature and limited scale of most of our
projects, within which it is often difficult to identify
interventions whose effect will continue beyond the Gold
Fields presence. Nonetheless, we are acutely aware that
future relationships with stakeholders will be formed by
their experience with the exploration project and the
conduct of our staff and contractors. Therefore, in line
with AA 1000 guidance, all projects begin with the
identification of the local leaders and stakeholders.
At Essakane, Burkina Faso, stakeholder engagement
revealed community expectations for support in the
rehabilitation and expansion of all forms of social
services. Mindful of the project status, support was
extended in a manner that did not create open-ended
expectations. However, as the project moved into its third
year, the areas where assistance was given were: the
repair of defective water pumps, HIV/Aids awareness and
malaria training for 73 community members.
The project also sought to contribute a positive legacy
through the contribution of materials for the construction
of nine additional classrooms in two villages, support to a
school canteen by the creation of a school garden for
vegetable production, the opening of three literacy
centres for adults with 77 participants, women and men.
At Kisenge, in the Katanga Province of the Democratic
Republic of the Congo (DRC), project staff identified the
rehabilitation of the local hospital and the repair of key
elements of the local transport infrastructure as priorities.
Given the remote location and the level of under-
development, such interventions can provide practical
contributions to local infrastructure from which both the
project and the community benefit.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
HUMAN RESOURCES
Stakeholder issues and management performance
covered in this section
Issues relevant and material
Pages
•
Workplace diversity
98-99, 131-132
•
Human rights
130-131, 135
•
Non-discrimination
100, 131-132
•
Freedom of association, collective
bargaining and labour standards
130-131
Gold Fields continues to grow as a major international
employer with a total global workforce of 58,726,
including full-time contractors but excluding 2,179 capital
project contractors in South Africa. It provides direct
permanent employment to over:
•
52,454 permanent employees in South Africa
(including 8,634 contractors);
•
4,300 permanent employees in Ghana (including
2,334 contractors);
•
1,154 permanent employees in Australia (including
799 contractors);
•
675 permanent employees in Venezuela (including
154 contractors);
•
85 permanent employees in Peru; and
•
A further 58 (not including temporary staff contractors)
active in project development and exploration activities
across the globe.
A notable feature of the South African workforce is that
about 40 per cent continue to be nationals from
neighbouring countries, principally Lesotho and
Mozambique.
EMPLOYEE RELATIONS
In line with our Human Rights Policy which can be found
on the company website, Gold Fields continues to engage
with all representative unions of its global workforce. At
the end of F2007, 76.6 per cent of the permanent
employees of the South African operations were
members of one of three recognised trade unions.
Approximately 67.2 per cent belong to the National Union
of Mineworkers (NUM), 5.9 per cent are members of the
United Association of South Africa (UASA), and 2.4 per
cent belong to Solidarity.
During F2007, the South African operations experienced
no strikes, and only three operations – Kloof, Beatrix and
Gold Fields Health Services – experienced several
employees participating in one day of political protest
action. Consequently, we lost only 0.1 per cent of working
time to (non-negotiated) protest action, and 99.9 per cent
of shifts were worked.
Legal strikes by recognised trade unions are a legitimate
instrument of employer/employee engagement and
relations with organised labour have remained
constructive. During the year, a number of collective
agreements were concluded in respect of wages,
accommodation, healthcare, end of year breaks, agency
shops and the outsourcing of the IT Department.
Management and unions engage in a number of forums
to discuss policies such as HIV/Aids, Adult Basic
Education and Training, accommodation, employment
equity, job grading and the social plan (job retention).
A joint union/management umbrella body called the Gold
Fields Plenary monitors progress in these forums, and
the constructive engagement contributes positively to
relations between management and organised labour.
Gold Fields has continued discussions with the
International Federation of Chemical, Energy, Mining and
General Workers Unions (ICEM) regarding the possible
conclusion of an agreement or accord providing for
dialogue relating to Gold Fields’ compliance with the
Global Compact.

GOLD FIELDS 2007

The number of finalised dismissal-related disputes for the
South African operations declined marginally to 222
(F2006: 258). Of these, 10.5 per cent were settled,
10.4 per cent were lost while 79.2 per cent of the findings
were in favour of the Group. This data suggests a positive
trend towards fewer disputes in the company.
In Ghana, just over 1 per cent of our full-time workforce
consists of expatriates. About 40 per cent of the
workforce is represented by the Ghana Mine Workers
Union (GMWU). Engagement with the GMWU focused on
training and the provision of meals during working hours.
Our operations reported 13 terminations due to dismissal
or misconduct.
Our Australian operations experienced no industrial
action. However, five members of staff were dismissed.
In Venezuela, Choco 10 was twice affected by industrial
action, and 3 per cent of the workforce consists of
expatriates, mostly from South America.
WORKPLACE EQUITY AND DIVERSITY
The Gold Fields human resources objective remains the
attraction, development and retention of high-quality
people, to develop them to their full potential and to
reward them for their achievement, commitment,
innovation, and teamwork. At the South African
operations, there is significant congruence between the
employee initiatives pursued by Gold Fields and the
requirements of the Mining Charter, with the Charter
providing the socio-economic context for these initiatives.
The Mining Charter and our agreements with organised
labour set specific goals in the areas of human resource
development, employment equity, migrant labour,
housing and employee living conditions. Despite
increased demand for skilled labour created by the
commodities boom, we remain confident of our ability to
meet the challenging goals set by the Charter.
We have made steady progress in promoting diversity in
the workplace, with the aim of ensuring that our
operations are representative of the communities in
which we operate. This is especially relevant at our South
African operations as we address the inequalities of the
Female
Male
F2004
F2005
F2006
F2007
0
100
200
300
400
500
600
700
800
MANAGEMENT PROFILE BY GENDER
IN SOUTH AFRICA
Black
White
F2004
F2005
F2006
F2007
0
100
200
300
400
500
600
MANAGEMENT PROFILE BY RACE
IN SOUTH AFRICA

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
HUMAN RESOURCES
Table: Percentage targets and actuals for HDSAs in South Africa
June
June
June
June
June
June
June
June
2007*
2006
2005
2004
2003
2002
2007
2008
Occupational category
Actual
Actual
Actual
Actual
Actual
Actual
Target
Target
Senior management
26
26
15
16
14
8
30
40
Professionals
54
50
57
56
56
47
56
57
Technicians and associated
professionals
48
48
50
48
45
37
47
50
Clerks
86
97
96
96
97
96
95
96
Service and sales
82
96
96
96
97
99
96
96
Craft and related trades
40
50
57
55
53
44
52
53
Plant and machine operators
50
97
100
100
100
100
97
97
*Data for F2007 includes South Deep
•
The standardisation and alignment of production
bonuses, retention bonuses and artisan market
allowances across the South African operations;
•
Re-engineering of skilled employee work flow to
refocus skills of individuals on primary function as
opposed to ancillary roles;
•
Re-investing in employee benefits infrastructure such
as housing and sports facilities on mines to support
the branding of Gold Fields as an employer of
choice; and
•
Exploring a wider range of mentoring support and
development opportunities to support skilled employee
career development.
past and strive to create a transformed Gold Fields,
reflecting South African demographics.
Our employment equity strategy in South Africa is to
identify HDSAs with the required potential, and to
consciously prepare them for appointment to
management positions through structured individual
development programmes. At the South African
operations, significant HDSA representation in the
C-band augurs well for progressing such candidates to
the next level. Gender equity poses a particular challenge
and continuous work to eliminate conditions mitigating
against the employment of women in core mining
positions is done at each operation.
All our operations are committed to developing local
management. In Ghana, the localisation programme has
continued from a position where in 2004, 14 Ghanaians
were employed in management positions. By the end of
F2007, the number had risen to 94.
Continued challenges in the competitive market
for skills
The economic expansion of China, India and the Middle
East continued to drive a global commodities’ boom,
which increasingly tightened demand for mining-related
and technical skills in general, making it one of the
bottlenecks for mining expansion. To combat the
continued poaching of skilled personnel by other sectors
able to offer improved employment packages, especially
on short-term contracts, Gold Fields has responded with
a multi-tier strategy, whose main focus areas are:
•
Large-scale training partnership initiatives at GFBLA
to reduce specific skills shortages at a national level in
South Africa;

GOLD FIELDS 2007

At a corporate level, the human resources function has,
therefore, reviewed its role and capacity in supporting
operational excellence by implementing systems that
support a performance culture. During F2007, this led to
a review, standardisation and alignment of production
bonuses across the South African operations, the
resolution of wage equalisation and grading issues in the
Category 3-8 workforce, and the integration of the South
Deep human resources and payroll systems. At a purely
financial level, the Group has responded to the challenge
of attracting and retaining skilled staff with a range of
salary adjustments for particularly critical skilled work
grades, the use of retention bonuses and artisan market
allowances, as well as broadening the range of job
grades eligible for share options.
In order to improve the utilisation of the scarce skills at
our disposal, Gold Fields has reassessed line activities of
skilled individuals to refocus them on the core tasks for
which their skills are required. For example, some
functions were found to be devoting up to 40 per cent of
work time to ancillary and administrative tasks not
requiring their specialist skills. Therefore, Gold Fields has embarked on a process of re-engineering many mid-level
line functions and developing new scales for particular
jobs within each grade where the market places a
premium on the skills.
To derive greater benefit from the range of partnerships in
which the Group participates, the mentoring infrastructure
is being refocused to increase the range of development
opportunities for skilled employees beyond scholarships,
educational support and conference attendance to
include offshore and strategic project exposure. While the
initial focus of these initiatives has been on the South
African operations, human resources will roll out these
initiatives and the lessons learnt to assist the international operations with country- specific employment frameworks
for local and expatriate staff and support structures will
be applied to facilitate the movement and advancement
within Gold Fields.
In Australia, the resources sector, its specialised
contractors and service providers continue to experience
across the board high levels of staff turnover. Gold Fields’
operations are also affected by this, except at senior level.
To mitigate the negative effects of staff turnover, Gold
Fields Australia has adopted a variety of staff retention
measures aimed at older, more experienced staff
concerned about pensions, healthcare and their
children’s education. These measures include greater
flexibility on cashing in long-service leave and company
contributions to pension and private healthcare costs. We
readily accept that these measures cannot address some
of the drawbacks inherent in our operations, such as the
remoteness of the site and the perceived lack of
advancement opportunity due to the limited scale of the
operation, but we are encouraged by the initial responses
to our measures. Over the longer term, we also seek to
secure access to future skills through an increased
engagement with vacation students seeking first-time
employment. We experienced 93 voluntary resignations
equivalent to 25 per cent of permanent staff.
In Ghana, where we experienced 56 voluntary
resignations, we continue to engage with employees
about ways in which to structure their total package,
including non-financial benefits, education and training
support, in a more effective way.
At the same time, companies like Gold Fields are
confronted by a growing number of unskilled candidates.
This situation is particularly acute in developing countries

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
HUMAN RESOURCES
where poverty and unemployment present major social
challenges. The company responds at three levels:
reaching out to skilled candidates, increasing its internal
training capacity through the GFBLA, and improved pre-
selection screening of candidates for unskilled and semi-
skilled positions to minimise safety and health-related
incidents among the new recruits.
Gold Fields Business and Leadership Academy
As outlined in the previous report, Gold Fields, in 2005,
consolidated all mine-based training, education
development and leadership infrastructure under the
brand of the Gold Fields Business and Leadership
Academy (GFBLA). The Academy has programme
approval from the majority of Setas, and provides
accredited training in the following main categories:
Mining, Metallurgy, Engineering, Construction, Mineral
Resource Management, Social Plan Development,
Nursing, ABET, Business Management, Competency
Development, Change Management and Asset Risk
Management. To support the Group’s meeting of Mining
Charter targets, the administration of all Gold Fields
bursary schemes was centralised in a dedicated function
within GFBLA.
With the acquisition of South Deep, GFBLA’s focus will
remain on South Africa and, during F2008,
concentrate on the integration of the South Deep
capacity and infrastructure into the GFBLA portfolio.
During F2007, the external client base expanded
beyond mining clients to include local government,
parastatals, public utility companies and a range of
small and medium enterprises.
Via the GFBLA, Gold Fields is also at an advanced
stage of negotiations with the South African
government-launched Joint Initiative on Priority Skills
Acquisition (JIPSA) and the Accelerated and Shared
Growth Initiative for South Africa (ASGISA) to help train
several thousand artisans over the next five years. This
would not only benefit Gold Fields but help meet the
needs of other companies and benefit skills supply
generally in the South African economy, thus reducing
poaching levels.
Gold Fields Ghana Management Development
Programme
The University of Stellenbosch Business School runs
an eight-month management development
programme (MDP) as part of Gold Fields Ghana’s
senior level personnel development. Twenty-five
senior GFG employees successfully completed the
programme during F2007.
Employees who participated in the programme found it
demanding as they had to meet its demands while
meeting their equally challenging regular work
schedules. While highly demanding, this form of
training plays a key and integral role in the
achievement of Gold Fields’ goals. Most participants
commented favourably on the insights gained into a
range of practical issues facing the company and the
manner in which team members from diverse
backgrounds were able to meet the challenges and
come up with realistic and workable solutions.
The programme focused on action learning, especially
in its strategic areas of operational excellence, growth,
and future security. The MDP promoted an
understanding of GFG and leadership in a global
context, thereby assisting participants to interpret
strategies and translate them into operational
objectives.

GOLD FIELDS 2007

ADULT BASIC EDUCATION
Over the years the Adult Basic Education and Training
(ABET) programmes supported by the Group have
been successful in that some shift bosses who started
with ABET 1 have risen through the ranks. Overall,
however, other learner progression data has generally
remained below expectations, despite financial
incentives for graduation.
The Group recognises that employees not residing on the
mine were significantly under-represented on courses,
primarily due to the transportation constraints of
attending after-hours classes. In response, the Group
ABET Corporate Committee, in which the NUM
participates as a steering partner, decided to establish
ABET centres that would cater primarily for stakeholder
communities. This resulted in a material increase in the
number of participants from around 1,790 in F2006 to
about 4,200 in the year under review. In order to maintain
its teacher:student ratio of 1:15, the Group increased the
programme’s resources.
Mindful that the extension of the course to the broader
community brings its own challenges, the Group has
focused on the programme’s exit level outcomes and the
programme now accepts functionally illiterate individuals
who progress through the ABET 1 – 4 modules.
Upon completion, they gain entrée to the national
qualifications framework level 1 which, in turn, makes
them eligible for further education and training at more
advanced educational institutions. The MQA conducted
a learner verification audit on the GFL ABET programme
during F2007.
ACCOMMODATION AND NUTRITION
At the South African operations, Gold Fields continues to
provide single accommodation and catering to some
28,000 employees, approximately 40 per cent of whom
are migrants from neighbouring countries and 40 per
cent from within South Africa. In F2005, Gold Fields
initiated a series of single accommodation upgrades and
conversions aimed at accommodating 20,000 of the
28,000 strong workforce in hostels at room densities
below two. However, current feedback reveals a number
of challenges associated with the conventional hostel
conversion model, as it does not adequately separate the
family units from the single sex setting of the hostel.
Thus, we have shifted the programme objective from de-
densification to normalisation. This will entail replacing
hostel accommodation with new residential
developments for families that will be supported by
adequate access to social services infrastructure.
Consequently, the Group is exploring partnering with
municipalities to upgrade certain social services
infrastructures such as classrooms, sport facilities and
park areas in order to normalise the setting of the new
employee family units.
Following the re-engineering of menus during F2006,
Gold Fields is undertaking the standardisation of its
hostel kitchens, which should result in greater choice
and quality of food. A full-time dietician continuously
monitors the nutritional qualities of the hostel menu to
ensure it remains aligned to government nutritional
information requirements. Training of kitchen staff was
widened to include various aspects of the hospitality
industry requirements but high staff turnover has
affected this programme.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ECONOMIC CONTRIBUTION
Stakeholder issues and management performance
covered in this section
Issues relevant and material
Pages
•
Employment
130, 136-137
•
Economic empowerment
136-137
•
Preferential procurement
101, 137-139
•
Capital investment
136-137
•
Beneficiation
102
Contributing to sustainable development requires Gold
Fields to consider financial performance more broadly
than the traditional financial indicators and shareholder
returns. Sustainable societies require strong
foundations: a stable social order, impartial legal
systems, housing, health and educational infrastructures,
freedom of the media and association and a well-
protected biophysical environment. This is financed by
taxes and other revenues governments usually derive
from companies and individuals and redistributed by
governments for the benefit of the whole society. The
taxes that Gold Fields pays as a company and collects
from employees on behalf of its host governments,
therefore constitute an important contribution to the
creation of wealth and wellbeing in the countries within
which we operate.
We recognise that Gold Fields’ total economic
contribution comprises direct and indirect impacts. Direct
impacts are the monetary flows between the organisation
and its material stakeholders measured in conventional
monetary indicators. Indirect impacts are the intangible
benefits that do not appear in our financial statements but
flow from our commercial interactions with suppliers, the
payment of wages and payroll taxes, and the downstream
effects that mine development generates for other
businesses.
To gain a better understanding of localised value added
by our operations, we closely monitor the ICMM’s
development of a methodology which will more
accurately reflect the direct and indirect benefits of a
natural resource endowment to a local community. As
other ICMM members begin piloting this methodology, we
hope to recognise and eventually report these benefits for
our own operations.
Gold Fields employed 46,747 people globally and their
earnings contributed directly to their local economies. Our
total wages and salaries (including all age-related costs
such as pension and medical aid) amounted to
R4.3 billion. Our procurement spend on supplies and
services amounted to R2.7 billion, with R1.5 billion being
spent in South Africa and R1.2 billion internationally.
Our long-term commitment to the countries in which we
operate mines makes Gold Fields a reliable source of tax
revenue for them. In F2007, Gold Fields paid a total of
R665 million in taxes, R301 million in South Africa,
R296 million in Ghana, and R68 million in Australia.
TRANSPARENCY
Organisations such as ICMM can also help ensure that
the extractive industries can become an important engine
for economic growth and social development in
developing and transition countries including through the
tax revenues which they generate for governments.
However, a lack of accountability and transparency in the
way in which these revenues are managed can
exacerbate poor governance and contribute to corruption,
conflict and poverty. We, therefore, through the WGC and
ICMM recognise and support the contribution the
Extractive Industries Transparency Initiative (EITI) can
make to the fight against corruption, to improving
governance and to the debate about how extractive
revenues can be used most sustainably.

GOLD FIELDS 2007

ECONOMIC CONTRIBUTION
During F2007, R295 million (US$41 million) was spent on
exploration. This represents a 14 per cent increase on the
F2006 figures of R248 million or US$39 million.
Across our operations we invested approximately
R6.1 billion in capital expenditure to secure the future of
our existing operations. This includes the ongoing spend
on building new long-life shafts in our South African
operations. The Group has one of the largest project
pipelines of gold mines globally and an exploration
programme that is active in 11 countries.
An amount of R27 million was spent on CSI globally to
support educational and community development
initiatives during F2007. In addition, an amount of
R1,131 million was paid in dividends to shareholders.
PROCUREMENT
Gold Fields Project Beyond set out in F2005 to achieve
cumulative contracted cost benefits of R300 million
over a three-year period which it achieved by year-end
F2007. Against a background of global commodity cost
pressures reaching double digit level increases, Project
Beyond succeeded in lowering our cost baseline which
resulted in real input inflation coming off a lower
baseline, leading to Gold Fields experiencing cost
increases substantially below South African inflation
levels. Global integrated supply chain initiatives also
delivered benefits through tendering negotiations, and
multi-year carry over cost optimisations for Australia,
and import duties savings for the Cerro Corona project.
The Gold Fields BEE Procurement Policy was adopted in
2003 when procurement from HDSAs stood at 9.7 per
cent. We recognised that to raise this percentage
significantly, engagement with new HDSA suppliers and
the expansion of agreements with existing contractors
would have to be commercially driven with considerations
such as quality, cost, reliability, occupational health and
safety standards remaining central requirements.
As outlined in the F2006 report, Gold Fields partnered
with the South African Mining Preferential Procurement
Forum (SAMPPF) to formalise the accreditation of
suppliers and actively investigates suppliers to guard
against fronting.
By the end of F2007, HDSA spend stood at R1.4 billion,
43 per cent of the total working cost and capital materials
spend. We have thus achieved our Mining Charter target
of having more than 40 per cent of our working cost and
South Africa
Ghana
Australia
South America
Total employees
43,820
1,966
355
606
Rm
US$m
A$m
US$m
Net sales
12,154
564
569
36
Total payroll and benefits
4,115
34
44
12
Community investment
15
1.2
0.2
0.3
Taxes paid
268
41
13
1.7
Investment in capital expenditure
2,467
139
133
23*
*This amount excludes US$234 million capital expenditure at Cerro Corona project in Peru

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
ECONOMIC CONTRIBUTION
capital materials spend provided by accredited HDSA
suppliers. We have a 30-day payment policy in place to
which we have substantially adhered. The HDSA vendor
database has increased from 308 vendors in June 2006
to 510 vendors in June 2007.
The adherence to specified payment terms is critical if we
are to grow the list of SMMEs on our supplier base. To
this end, we engage with existing and prospective
suppliers to learn their needs and, in some cases, assist
them with accelerated payment terms to stabilise their
cash flows.
In addition, the Shared Services Thusanang
Entrepreneurial Support Centre, in collaboration with
GFBLA, embarked on a pilot training project to provide
skills development to members of local communities. To
date, 98 people drawn from the Merafong, West Rand
municipalities and the Lejweleputswa municipality in the
Free State, have received training in life skills, computers and entrepreneurship. Course participants include
individuals who approached Shared Services to gain
supplier or service provision opportunities, existing
SMME suppliers and their staff as well as aspiring
entrepreneurs referred by the municipalities. A key
component of each of the five-day training programmes
is the follow-up of participants to monitor the impact of
the acquired skills on their lives, with a view to improving the courses and identifying additional training needs
among our SMME supplier base.
Three of Gold Fields Ghana’s major business partners –
Caterpillar, Shell, and Sandvik – made substantial
contributions to the GFG SEED programme’s educational
projects,
by providing scholarships and financial
contributions towards the construction of teachers’
quarters and early childhood development centres.
Gold Fields continues to engage with all its business
partners to ensure collaboration of efforts in assisting our communities to a more sustainable future.
In Australia, the remoteness of Agnew Gold Mine and
the closed town of Leinster impose considerable
practical constraints on local procurement efforts.
It constrains even combined procurement initiatives at a
national level. Short mine-life plans also constrain the
ability to negotiate long-term contracts for most
commodities at Agnew and St Ives.
Developing local suppliers:
Peru
A challenge to optimal local sourcing in Peru is posed
both by the opposition of some regional downstream
communities to mining, as well as the fact that 95 per
cent of the stakeholder population comprises farmers.
As a result, there are few immediate opportunities to
source skilled labour and service providers locally.
In addition, our needs for employment levels and
service providers vary considerably depending on the
project phase.
After extensive engagement, Gold Fields provided or
facilitated access to capital and limited training for a
number of local start-up service providers to work as
contractors for the project during the construction
phase. From the outset, the owners of these
local companies were explicitly advised that the
opportunities existing during the construction phase of
the project would not automatically continue into the
operational phase of the mine. To help minimise the
risks associated with the transition, Gold Fields ensured
that all local service providers underwent a supplier
certification process to improve their ability to meet the
changed needs of the project once it became an
operational mine.

GOLD FIELDS 2007

By the end of F2007, there were 60 locally-owned
service providers, working for the project many as owner-
drivers, mainly in the earth-moving, road-building and
general construction roles. In order to overcome the
stigma of working for a contractor, Gold Fields made it a
condition of contract that contractors paid their staff at a level commensurate with what they would have received
as Gold Fields employees performing these roles. In
addition, contractor safety incidents are included in the
project’s safety statistics. In order to ensure adherence to these requirements and to continue general support for
these operators, Gold Fields procurement and
community relations staff hold a fortnightly meeting with
each community contractor company to monitor progress
and deviations.
Going forward, Gold Fields believes that the way to
sustain healthy margins and buffer real inflation
pressures will be through a combination of continued cost
control measures and sustained margin optimisation
initiatives. In F2008, South Deep will receive specific
spend optimisation attention. With Cerro Corona coming
into operation during F2008 there will be increased focus
on establishing optimal input cost baselines and exploring
larger group and regional synergies across the South
American operations.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
RISK MANAGEMENT
The Group’s Risk Policy (refer to Gold Fields website
www.goldfields.co.za) guides the consistent and
systematic assessment of risk, the procedures for
reporting risk and risk mitigation measures across the
Group. The board, via the Audit Committee, is ultimately
responsible for the overall system of risk management
and continues to monitor measures to mitigate existing
risks and identify new risks on an ongoing basis.
During F2006 the risk management structures, systems
and capacity were expanded to reflect the increasingly
globalised nature of the Group’s operations. The intention
was to broaden the development of a risk management
culture at Group operations. Internal feedback led to the
amalgamation of the risk management system into the
strategic planning process to avoid possible gaps
between the two processes and ensure their integration.
This consolidates the risk management system’s role as
a management decision-making rather than an
administrative tool.
In order to assess progress made in implementing risk
mitigating strategies, an internal review was conducted of
all risk mitigating strategies contained in the risk registers that were submitted during the last quarter of F2007. The
process was designed to judge the extent to which the
risk mitigating strategies were being implemented. As
Gold Fields already applies a range of auditing processes
to other risk areas, this review took the form of a
complementary gap analysis to avoid duplication of the
work done by processes such as the Sarbanes-Oxley
audits, internal audit and ISO 14001 and OHSAS 18001
certification audits. The results of this review suggested
that international operations had embraced the need to
mitigate risk actively to a greater extent than their South
African counterparts. This does not reflect poorly on
South African operational management but rather
indicates the increased complexity of these deep-level
operations that require more effort in dealing with their
risk profile.
During F2007 Gold Fields also commissioned an external
benchmarking exercise to compare its risk management
approach and management’s attitude to risk with that of
its global mining peers and global enterprises.
Gold Fields management at all operations was asked to
identify those factors that contribute most or least to
successful risk management practices. In general the
survey suggests that while risk management in Gold
Fields is very much in line with global enterprises, it
sometimes diverges from its global mining peers.
Respondents indicated that the Gold Fields attitude to risk
is less tolerant than that of the global mining average but
more in line with the global corporate average, and that the consistent application of the risk management strategy
contributes greatly to the successful risk management
practice at Gold Fields. The responses also indicate there
is greater accountability, involvement and focus on risk
among the Gold Fields board, chief executive officer, chief
financial officer and line management, than that perceived
at the global mining and corporate companies. More than
75 per cent of respondents believe that Gold Fields has a
risk awareness culture that is embedded throughout the
organisation.
Gold Fields’ risk management strategy and the cascading
of
an understanding throughout the organisation,
especially at site management level, are indicated as the
initiatives that Gold Fields does particularly well
compared to its global peers. Similarly, the identification
process to identify risks to corporate objectives and the
Gold Fields appetite for risk-taking are also some of the
successes identified by respondents. Nearly all
respondents identified the challenge of retaining the skills and expertise of staff members in key roles as the major
challenge faced by the industry. We are, therefore,
comfortable that although risk management remains a
dynamic process, our approach to risk is appropriate to
that of a growing global company.

GOLD FIELDS 2007

Risk mitigation responses
In determining key risks, the Group utilises conventional
risk assessment methodologies. During F2007, no
material new risks were identified and existing risks were
re-evaluated in line with a revised financial severity rating system. Despite often being multi-dimensional, risks are
grouped to fall in line with the headings contained in the
strategic planning process. There may be additional risks
unknown to Gold Fields at the time, and others that are
presently believed to be immaterial which could become
material. These factors, should they materialise, could
materially affect the Group’s results. All risk information
contained in this section should therefore be considered
in conjunction with any forward-looking statements in this
document.
Human resources
The expansion of Gold Fields global footprint, together
with the continuing ‘commodities’ boom’, continues to
raise demand for certain skills required by resource
companies such as Gold Fields to the extent that it could
have a negative impact on productivity, project continuity,
the maintenance of standards and employment costs. In
response to the actions of higher margin operators in the
resources, construction and infrastructure sectors who
have moved aggressively to recruit available skills, Gold
Fields adopts a multi-tier approach aimed at generating,
attracting and retaining skills. To this end the Group
restructured its training infrastructure into the Gold Fields
Business and Leadership Academy (GFBLA) to provide
an expanded, more diverse training and skills
development service to the Group and the wider sector.
Mindful that many of today’s skilled graduates are
attracted by a company’s operational ethics and
sustainability performance, we continue to ensure that
cost-control initiatives and productivity drives do not
impair our ability to meet the high operational standards
we commit ourselves to. Finally, we seek to retain staff at
all levels through a range of programmes encompassing
competitive, tax-effective and flexible compensation
models, career development opportunities and
mentorship schemes. Share incentive and bonus
schemes are being reviewed while relationships and
communication with organised labour at operational level
are receiving focused attention As a result, the industrial
relations and employee benefits functions have been
separated to improve the situation.
In addition, the Group’s South African operations are
subject to the Mining Charter and scorecard which seeks to
•
Promote equitable access to South Africa’s mineral
resources for all people in South Africa;
•
Expand opportunities for historically disadvantaged
South Africans (HDSAs), including women, to enter
the mining and minerals industry and benefit from the
extraction and processing of the country’s resources;
•
Utilise the existing skills base for the empowerment of
HDSAs;
•
Expand the skills base of HDSAs in order to serve the
community;
•
Promote employment and the social and economic
welfare of mining communities and areas supplying
mining labour; and
•
Promote beneficiation of South Africa’s mineral
commodities beyond mining and processing, including
the production of consumer goods.
While Gold Fields believes that it has made, and
continues to make, good progress towards meeting the
Charter requirements, any regulatory changes to these,
or failure to meet existing targets, could adversely affect
the Group’s ability to retain its new-order mining rights in
South Africa.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
RISK MANAGEMENT
Financial
Like all gold producers, Gold Fields is subject to the
volatility of the gold price and exchange rates. This
volatility could adversely impact on the Group’s earnings,
assets and cash flows. Marginal operations and long-
term investment decisions relating to mine-deepening
projects are particularly impacted by such fluctuations.
Rising commodity input costs and sourcing bottlenecks
driven by strong global demand for diesel, timber, tyres
and certain chemicals have also impacted on production
costs and could continue to do so in future. Gold Fields’
response to these volatilities continues with the pursuit of
Project 500, which comprises both projects aimed at
generating additional revenues through enhanced
productivity and better grade selection aimed at improving
quality volumes (Project 400) and initiatives designed to
achieve considerable savings (Project 100, Project 100+
and Project Beyond). Capital projects, such as the mine-
deepening projects, are structured on a modular basis to
allow for the suspension of the project should market
conditions change which could adversely affect the
feasibility of the project. At the same time, these projects are designed not to adversely affect the Group’s
adherence to, and compliance with regulation, industry
standards and adopted voluntary codes. Gold Fields
believes the way to sustain healthy margins and buffer
real inflation pressures is through effective cost
management and investment in continued margin
optimisation initiatives. As a result Gold Fields continues
to drive various initiatives through its global integrated
supply chain and strategic sourcing optimisation
programme which seeks to reduce procurement costs
through centralised buying, standardised usage of inputs
and better inventory management. Where appropriate,
the Group also seeks longer term, mutually beneficial
arrangements with suppliers and technology partners.
The Group also takes an active role in strengthening
global demand for, and use of, gold through its activities in the World Gold Council.
Political
Mining operations are physically bound to the location of
their orebody. As a result, the sector is exposed to
unexpected changes in national regulatory requirements,
such as the tax regime, the terms of royalty agreements,
as well as levy and licence conditions. Such uncertainties
can have a material effect on overall profitability and
influence investment decisions in certain regions where
there is political volatility, a divisive electoral process or a drift towards undemocratic rule. In addition, there are
local, national and international campaigns against
mining activities and specific forms of mining, all of which have the potential to influence public perceptions of the
industry. These could include demands from labour and
other social demands. Gold Fields remains particularly
conscious of these dynamics and continues to develop
relationships and mutually beneficial partnerships with all
levels of government and non-governmental stakeholders
in each country of operation. Through the implementation
of the AA 1000 stakeholder engagement system,
community support programmes and its membership in
various industry bodies and transparent lobbying at
national and international level, the Group further seeks
to ensure stakeholder inclusivity and manage stakeholder
expectations and increase regulator understanding.
Ore reserves
Gold Field’s operations confront a range of uncertainties
when estimating ore reserves and delivering forecast
grades due to the inherent risky nature of mining. As
new information or technology becomes available,
reserve estimates may change significantly over time
and product price or currency fluctuations may cause
lower ore grades to significantly affect its economic
viability. Any significant restatement in the ore reserve
may impact on the company’s profitability and cash flow
over time. To manage this risk, Gold Fields maintains
access to world-class in-house and external geological,
mineral and resource management capacity.

GOLD FIELDS 2007

This capacity has expanded over time to take account of
the increasingly diverse orebodies the company exploits,
with highly experienced staff familiar with diverse
geological settings constantly monitoring pertinent
geological assumption changes.
Health
The occupational illnesses associated with hard rock
mining operations can be caused by excessive, persistent
exposure to dust, heat, radiation, noise, vibration and
gases. Therefore, the sector has long been subject to
stringent occupational health and safety, as well as
occupational compensation legislation, which is subject to
change from time to time. While the Group’s various
operations have put the necessary capacity in place to
ensure full compliance with the legislation of the various
jurisdictions, and operate various programmes and
initiatives to give effect to this, changes in these laws and regulations may result in additional costs.
In addition, the industry confronts various regional, non-
occupational healthcare challenges, such as the HIV/Aids
pandemic, which is particularly severe in southern Africa,
and malaria, which is prevalent in West Africa. Left
unmanaged, such medical challenges could adversely
affect productivity, safety, general medical costs and
absenteeism. Both have been aggressively targeted with
a strong emphasis on employee and community
involvement and prevention through a variety of
educational initiatives. In addition, a preventative
employee wellness programme for all employees is in
place, which is complemented by a multi-tier HIV/Aids
management programme for those affected by the
disease.
Environmental and social
As its global footprint expands, Gold Fields is subject to
an ever-growing range of national environmental laws,
regulations and permit conditions as well as a more
active stance by global and local environmentally
focused organisations and community groups. Continued
compliance with evolving regulatory requirements and
dynamic community expectations holds the potential for
increased costs and/or potential litigation that could
impact negatively on cash flow and earnings. Gold
Fields’ response to these risks is to resource its
environmental and community engagement structures
adequately at an operational and corporate level so as to
enable it to operate within the law. Through the
implementation of the AA 1000 stakeholder engagement
system, the Group builds and maintains inclusive,
constructive, long-term relationships with its stakeholder
communities. In addition, the company environmental
management system has since 2003 been certified to
the international ISO 14001:2004 standard by external
auditors. The Group also seeks to integrate its
community engagement more closely with environmental
management functions, making both more sustainable
through increased integration. Thus, many rehabilitation
efforts are simultaneously aimed at creating, inter alia,
sustainable livelihoods, while energy efficiency projects
are also assessed for the carbon footprint reduction.
Risk financing
In response to its growing global presence, the Group
appointed an insurance service provider in F2006
capable of servicing the Group’s insurance needs at the
national, regional and global level. Despite Gold Fields’
track record of excellent risk profile, the addition of South
Deep Mine, with its history of major claims, led to an
increase in the Group’s overall insurance policy limits and
insurance costs for F2007. The Group continues to insure
on a standing charges only (fixed cost) basis of business
interruption cover in an effort to contain costs. In the event of the Group suffering a major loss, future earnings could
be affected.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
CORPORATE GOVERNANCE
INTRODUCTION
Gold Fields is committed to upholding sound principles of
corporate governance.
Gold Fields endorses the principles contained in the
South African Code of Corporate Practices and
Conduct as recommended in the Second King Report
(the 2002 King Report) and believes that it complies
with its provisions. Adherence to sound principles of
corporate governance will remain both a board and a
management priority.
Gold Fields’ shares are listed on the JSE Limited, South
Africa (the JSE) as a primary listing. As such, the
company is required to comply with the listings
requirement of the JSE (JSE Listings Requirements) in
respect of the 2002 King Report. Gold Fields shares
also trade in the United States of America (USA) on the
New York Stock Exchange (NYSE) and are registered
with the United States Securities and Exchange
Commission (SEC). As such, the company is subject to
the disclosure and corporate governance requirements
of the NYSE, in so far as these relate to foreign private
issuers such as Gold Fields.
BOARD OF DIRECTORS
Gold Fields is governed by a unitary board which may not,
in terms of its articles of association, comprise fewer than four nor more than 15 directors.
The board currently comprises two executive directors
and 11 non-executive directors.
The office of the chairman and that of the chief executive
officer are separate from one another and are currently
filled by an independent non-executive director
(Mr AJ Wright) and an executive director (Mr ID Cockerill)
respectively.
The Gold Fields board comprises a significant majority of
non-executive directors of whom sufficient are
independent of management so that shareowner
interests (including minority interests) can be protected.
Non-executive directors do not receive any remuneration
from the company for their services as directors other
than the fees and the share options detailed in the
Directors’ Report on pages 175-186 of this annual report.
Ms G Marcus was appointed as non-executive director of
the company by the board with effect from 14 February
2007. The credentials of the new board member were
reviewed by the board prior to her appointment and she
has received induction material and information relevant
to her obligations as director as well as the company’s
history, activities, and business.
The board reviews the status of its members on an
ongoing basis and, based on its deliberations, currently
considers at least 10 of the current complement of
11 non-executive directors to be independent, as defined
in the JSE Listings Requirements. The board, therefore,
comprises a majority of non-executive directors who are
also independent.
In its deliberations, the board determined that Mr Sexwale
could not be categorised as independent by virtue of the
contractual arrangements in place between Gold Fields
Group companies and Mvelaphanda Resources Limited
(of which Mr Sexwale is an executive director) which
might, in certain circumstances, be significant enough to
interfere with the categorisation of this non-executive
director as independent.

GOLD FIELDS 2007

Details of the directors and their status as executive, non-
executive or independent appear on pages 10 and 11 of
this annual report.
BOARD CHARTER
Gold Fields’ mission is to be a leading, value adding,
globally diversified, precious metals producer through the
responsible, sustainable and innovative development of
quality assets.
In accordance with a formal board charter, the board of
directors seeks to promote the pursuit of this mission
while upholding sound principles of corporate
governance, the interests of communities that it
affects, responsible citizenship and the best interests
of its shareholders. Ultimately, the board seeks to
create enduring shareholder value in a responsible and
ethical manner.
The charter, which is available on the Gold Fields website
(www.goldfields.co.za), articulates clearly and concisely
the objectives and responsibilities of the board.
The board discharges these responsibilities through a
number of actions including:
•
Determining the Group’s code of ethics and
conducting its own affairs in a professional manner,
upholding the core values of integrity, transparency
and enterprise;
•
Evaluating, determining and ensuring the
implementation of corporate strategy and policy;
•
Monitoring the performance of the Group, including
operational performance and management
performance against the Group’s strategic plans;
•
The overall system of risk management and
monitoring risk exposures and controls;
•
Developing and setting disclosure and reporting
practices to best serve the needs of its shareholders;
•
Regularly monitoring and appraising its own
performance;
•
Seeking to ensure ethical behaviour and compliance
with relevant laws, regulations, audit and accounting
principles/practices, the Group’s own governing
documents and code of ethics; and
•
Providing counsel and advice to the chief executive
officer and his team on all critical and sensitive
matters.
STAGGERED ROTATION OF DIRECTORS
One-third of directors must retire from office at each
annual general meeting of the company, with the first to
retire being those appointed as additional members of
the board during the year, followed by the longest
serving members. Retiring directors are free to make
themselves available for re-election and may, as such,
be re-elected at the annual general meeting at which
they retire.
BOARD MEETINGS AND ATTENDANCE
The board is required to meet at least four times a
year. The non-executive directors also use this
opportunity to meet amongst themselves. The board
met on 10 occasions, in person or telephonically,
during the year under review. The record of
attendance by members of the board at such
meetings is contained in the table overleaf:

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
CORPORATE GOVERNANCE
Director name
Number of meetings attended
AJ Wright
10
ID Cockerill
10
NJ Holland
10
JM McMahon
10
RL Pennant-Rea
8
PJ Ryan
9
TMG Sexwale
6
CI von Christierson
7
K Ansah
10
A Grigorian
10
JG Hopwood
10
DM J Ncube
9
GJ Gerwel
1
3
G Marcus
2
4
1
Retired effective from 10 November 2006
2
Appointed effective from 14 February 2007
BOARD COMMITTEES
The board has established a number of standing
committees composed entirely of non-executive
directors. These committees comprise the Nominating
and Governance Committee, the Audit Committee,
the Compensation Committee, the Health, Safety and
Environment Committee, all of which operate
in accordance with written terms of reference,
which terms of reference were approved by the board and
are available on the Group’s web site (www.goldfields.co.za)
or from the company’s secretarial office, on request.
Each of the standing board committees is chaired by an
independent, non-executive director. Each such
committee is required to evaluate its own effectiveness
and performance from time to time, with the Nominating
and Governance Committee monitoring and reporting
to the board periodically on such performance and
effectiveness.
Each member is paid remuneration in addition to the
annual fee payable to directors, which remuneration is
recommended by the board and requires approval in
advance by the shareholders of the company in
general meeting.
NOMINATING AND GOVERNANCE COMMITTEE
The Nominating and Governance Committee is chaired
by the chairman of the Group, Mr AJ Wright. Dr PJ Ryan,
Dr A Grigorian and Mr RL Pennant-Rea are the other
members of this committee. Its written terms of reference
require this committee, inter alia, to:
•
Develop the approach of the Group to matters of
corporate governance and make recommendations to
the board with respect to all such matters;
•
Identify a successor to the chairman and chief
executive officer and make recommendations in this
regard to the board as a whole;
•
Consider the mandates of board committees, the
selection and rotation of committee members and
chairman as well as the performance and
effectiveness of each board committee on an ongoing
basis; and
•
Evaluate the effectiveness of the board and its
committees and management as a whole and report
thereon to the board.
The Nominating and Governance Committee met on
three occasions during the year under review. The record
of attendance by members at such meetings is contained
in the tables below.
Director name
Number of meetings attended
AJ Wright
3
A Grigorian
3
RL Pennant-Rea
2
PJ Ryan
2

GOLD FIELDS 2007

AUDIT COMMITTEE
The Audit Committee was reconstituted on 8 May 2007.
The Audit Committee, as reconstituted, comprises
Mr JG Hopwood (Chairman), Messrs RL Pennant-Rea,
DMJ Ncube and JM McMahon, and is required to meet at
least quarterly every year and to monitor and review:
•
The effectiveness of the Group’s information systems
and other systems of internal control;
•
The effectiveness of the internal audit function;
•
The reports of both the external and internal auditors;
•
The quarterly and annual reports and specifically the
annual financial statements;
•
The annual report on Form 20-F filed with the SEC;
•
The accounting policies of the Group and any
proposed revisions thereto;
•
The external audit findings, reports and fees and the
approval thereof; and
•
The compliance with applicable legislation,
requirements of regulatory authorities and the Group’s
code of ethics.
All members of the Audit Committee are independent
non-executive directors.
The internal and external auditors have unrestricted
access to the Audit Committee and its chairman and the
board and its chairman, ensuring that their independence
is in no way impaired.
The Group internal audit function is headed by the senior
manager, internal audit. The Audit Committee determines
the purpose, authority and responsibility of the internal
audit function in an Internal Audit Charter, which charter
has been approved by the Audit Committee. The Audit
Committee has the authority to appoint and dismiss the
head of the Group internal audit function.
The Audit Committee is required to approve all
significant non-audit relationships with the Group’s
independent auditor. For the period under review, the
Audit Committee has approved, and the Group’s
independent auditor has performed, the following non-
audit services: accounting advice and taxation services.
In consideration for rendering these services, the Group
has paid the independent auditor an amount of
R2.9 million.
The Audit Committee is responsible for the oversight of
the work of the independent auditor, and the independent
auditor reports directly to the Audit Committee.
The board of directors believes that the members of the
Audit Committee collectively possess the knowledge
and experience to oversee and assess the performance
of Gold Fields’ management and auditors, the quality of
Gold Fields’ disclosure controls, the preparation and
evaluation of Gold Fields’ financial statements and Gold
Fields’ financial reporting. The board also believes that
the members of the Audit Committee collectively
possess the understanding of audit committee functions
necessary to diligently execute their responsibilities.
The Audit Committee has adopted formal, written terms
of reference that were approved by the board. Save in
respect of the requirement to have at least one member
who is an ‘audit committee financial expert’, as defined
in the rules of the SEC, the Audit Committee is of the
opinion that it has satisfied its responsibilities for the
past financial year in compliance with such terms
of reference.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
CORPORATE GOVERNANCE
The Audit Committee met on seven occasions during the
year under review. The record of attendance by members
at such meetings is contained in the table below.
Director name
Number of meetings attended
JG Hopwood
7
K Ansah
1
7
GJ Gerwel
2
2
JM McMahon
7
RL Pennant-Rea
4
DMJ Ncube
3
0
1
Resigned effective from 8 May 2007
2
Resigned effective from 10 November 2006
3
Appointed effective from 8 May 2007
COMPENSATION COMMITTEE
The Compensation Committee was reconstituted on 8 May
2007. The Compensation Committee, as reconstituted,
comprises independent non-executive directors namely,
Mr CI von Christierson (Chairman), Messrs JM McMahon,
DMJ Ncube, JG Hopwood and AJ Wright and is required to
meet at least twice a year. This committee, which has
adopted its own formal terms of reference, has established
and reviews, on an ongoing basis, the Group’s
compensation philosophy, the terms and conditions of
employment of executive directors and other executives,
including a short-term performance-linked bonus scheme
and a long-term share incentive scheme.
The terms and conditions of employment of both
executive directors are contained in written contracts of
employment. The remuneration particulars of each
contract are contained on page 181 of this annual report,
with the Group’s maximum exposure being limited to two
years’ remuneration in the event either such executive
director’s services are terminated as a result of a
takeover or merger.
The Compensation Committee met on five occasions during
the year under review. The record of attendance by
members at such meetings is contained in the table below.
Director name
Number of meetings attended
CI von Christierson
3
JM McMahon
3
DMJ Ncube
4
TMG Sexwale
1
0
AJ Wright
5
JG Hopwood
2
1
1
Resigned effective from 8 May 2007
2
Appointed effective from 8 May 2007
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
The Health, Safety and Environment Committee was
reconstituted on 8 May 2007. The Group is committed to
the achievement and maintenance of world-class
standards in the management of the health and safety of
its employees and the environment. As such, the Health,
Safety and Environment Committee plays a pivotal role in
assisting the board in its oversight of the effectiveness of the Group’s environmental, health and safety
programmes and to keep the board informed in regard to
the Group’s objectives, compliance with and maintenance
of standards in these areas. The committee seeks also to
minimise health, safety and mining-related accidents
within the Group, to ensure that the Group’s operations
are in compliance with all environmental regulations and
has established a Group policy in respect of HIV/Aids and
health matters. This committee has adopted formal terms
of reference and is required, in terms thereof, to meet at
least twice a year. The committee, as reconstituted,
comprises Dr PJ Ryan (Chairman), Mr K Ansah,
Dr A Grigorian and Ms G Marcus.

GOLD FIELDS 2007

The Health, Safety and Environment Committee met on
four occasions during the year under review. The record
of attendance by members at such meetings is contained
in the table below.
Director name
Number of meetings attended
PJ Ryan
3
K Ansah
4
A Grigorian
4
JG Hopwood
1
4
DMJ Ncube
1
3
G Marcus
2
0
AJ Wright
2
1
1
Resigned effective from 8 May 2007
2
Appointed effective from 14 February 2007
BOARD SUB-COMMITTEE FOR WESTERN AREAS
OFFER
A special, ad hoc committee for the Western Areas offer
was established by the board to assist it in considering
and evaluating the bid for the South Deep Mine. This
committee was dissolved following the successful
acquisition.
The committee comprised Messrs JG Hopwood,
ID Cockerill, NJ Holland, JM McMahon and AJ Wright.
This committee met on two occasions during the year
under review. The record of attendance by members at
such meetings is contained in the table below:
Director name
Number of meetings attended
JG Hopwood
2
AJ Wright
1
JM McMahon
2
ID Cockerill
2
NJ Holland
2
BOARD SUB-COMMITTEE FOR THE EQUITY
RAISING
A special, ad hoc committee was established by the board
to assist with the final terms of the equity raising and the committee was dissolved following the successful
placement.
The committee comprised Messrs JG Hopwood,
ID Cockerill, NJ Holland and AJ Wright. This committee
met on two occasions during the year under review.
The record of attendance by members at such meetings
is contained in the table below:
Director name
Number of meetings attended
JG Hopwood
2
ID Cockerill
2
NJ Holland
2
AJ Wright
2
EXECUTIVE COMMITTEE
The Gold Fields Executive Committee comprises the two
executive directors and 11 executive officers.
This committee is not a committee of the board, but is
primarily responsible for implementing the board’s
directives, meets regularly to review Group performance
and develop Group strategy and policy proposals for
consideration by the board.
The Executive Committee of Gold Fields has been
mandated by the board to assist in the execution of the
Group’s disclosure obligations. A series of guidelines on
disclosure have been disseminated throughout the
Group. ‘Disclosure’ is an agenda item at each Executive
Committee meeting and, in order to facilitate the
fulfilment by the committee of this function, a disclosure
co-ordinator has been appointed at each operation and
in respect of each core discipline throughout the Group.

GOLD FIELDS 2007

SUSTAINABLE DEVELOPMENT CONTINUED
CORPORATE GOVERNANCE
Each operating subsidiary of the Group has established
board and management committee structures in place
designed to ensure that the Group’s commitment to
sound practices and standards of corporate governance
is maintained on a Group-wide basis. At least one of the
Group’s executive directors serves on the board of each
operating subsidiary of the Group.
Details of the members of the Executive Committee
appear on pages 12 to 13 of this annual report.
INTERNAL CONTROL
The board has established and maintains internal
controls and procedures, which are reviewed regularly for
effectiveness. These controls and procedures are
designed to manage, rather than eliminate, the risk of
failure, and provide reasonable, but not absolute,
assurance that there is an adequate system of internal
control in place.
Internal auditors monitor the operation of the internal
control systems and report their findings and
recommendations to the Audit Committee, the directors
and management. Corrective action is taken to address
any deficiencies as and when they are identified. Nothing
has come to the attention of the directors to indicate that
any material breakdown in the functioning of these
controls, procedures and systems has occurred during
the year under review.
GROUP CODE OF ETHICS
Directors and employees are bound to uphold the core
values of honesty, transparency and integrity that
underpin the Gold Fields Code of Ethics. Above all, this
code requires all directors and employees to maintain the
ethical standards set by the Group, inter alia, that its
representatives conduct themselves with integrity, in
accordance with all applicable law and, generally in a
manner which is beyond reproach. The code of ethics
also articulates the Group’s policy with respect to
conflicts of interest, confidentiality, fair dealing, the
protection and proper use of Group assets. The code of
ethics is available on the Group’s website
(www.goldfields.co.za) and has been communicated
throughout the Group. The code of ethics is also
communicated to all new employees.
The board is committed to ensuring the consistent
application of the code of ethics and is assisted in its
responsibility for overseeing compliance therewith by the
Audit Committee.
Gold Fields has contracted the services of ‘Tip-offs
Anonymous’, an independent hotline service provider, to
facilitate the confidential reporting of code violations,
fraud and other inappropriate behaviour. Employees
found guilty of ethical breaches are disciplined in
accordance with the Group’s disciplinary code and,
should the breach also be a criminal act, it is the Group’s
policy to pursue prosecution of the employee concerned.
INSIDER TRADING
The Group operates a closed period prior to the
publication of its quarterly and year-end financial results
during which period employees, directors and officers of
the Group may not deal in Gold Fields shares. This is also
extended to any period when Gold Fields is trading under
a cautionary announcement or when employees,
directors and officers are in possession of unpublished
price sensitive information. The company secretary keeps
members of the board and employees across the Group
informed of all such periods.

GOLD FIELDS 2007

CONTENTS
Statement of responsibility
152
Report of the independent auditors
153
Corporate secretary’s confirmation
154
Management’s discussion and analysis
of the financial statements
155
Directors’ report
175
Accounting policies
187
Consolidated income statement
200
Consolidated balance sheet
201
Consolidated statement of changes
in shareholders’ equity
202
Consolidated cash flow statement
206
Notes to the consolidated financial statements
207
Company income statement
235
Company balance sheet
236
Company statement of changes
in shareholders’ equity
237
Company cash flow statement
238
Notes to the company annual
financial statements
239
Major Group investments – direct and indirect
241
Segment report
243
Shareholders’ information
245
Operating and financial information by mine
246
Global reporting initiative
251
Notice of annual general meeting
254
Administration and corporate information
261
Glossary of terms
262
Proxy – Attached
FINANCIAL
STATEMENTS

STATEMENT OF RESPONSIBILITY
GOLD FIELDS 2007

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
The directors are responsible for the preparation, integrity and fair presentation of the financial statements of the company and of the Group. The financial statements presented on pages 175 to 245, have been prepared in accordance with International
Financial Reporting Standards (IFRS) and in a manner required by the Companies Act in South Africa, and include amounts based on judgements and estimates made by management.
The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Standards that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.
The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.
The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.
The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the Group.
Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the
Group.
The Group’s external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 153.
The financial statements were approved by the board of directors on 6 September 2007 and are signed on its behalf by:
NJ Holland
ID Cockerill
Chief Financial Officer
Chief Executive Officer

REPORT OF THE INDEPENDENT AUDITORS
GOLD FIELDS 2007

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GOLD FIELDS LIMITED
We have audited the annual financial statements and Group annual financial statements of Gold Fields Limited, which comprise the directors’ report, the balance sheet and the consolidated balance sheet as at 30 June 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 175 to 245.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The company’s directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.
The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the
Group as of 30 June 2007, and of their financial performance and their cash flows for the year then ended in accordance with
International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.
PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor
Johannesburg
6 September 2007

CORPORATE SECRETARY’S CONFIRMATION
GOLD FIELDS 2007

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the
Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.
C Farrel
Corporate Secretary
6 September 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS
GOLD FIELDS 2007
155
(The following Management’s Discussion and Analysis of the Financial Statements should be read together with the Gold Fields’
consolidated financial statements, including the notes appearing with these financial statements.)
The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS), which is consistent with the previous year, except as noted in note 1 under Accounting Policies.
RESULTS FOR THE YEAR
Net earnings attributable to ordinary shareholders for fiscal 2007 were R2,363 million (or 423 cents per share), compared with restated net earnings attributable to ordinary shareholders of R1,544 million (or 313 cents per share) achieved for the previous financial year. The reasons for this increase are discussed below.
Headline earnings, excluding the after tax effect of asset impairments and profits on the sale of investments and fixed assets, amounted to R2,188 million or 392 cents per share for fiscal 2007, compared with restated headline earnings for the previous year of R1,492 million or 303 cents per share.
These results are analysed as follows:
REVENUE
Revenue increased 35 per cent from R14,605 million in fiscal 2006 to R19,693 million in fiscal 2007. The increase in revenue of
R5,088 million was due to the increase in the rand gold price which increased from R107,918 per kilogram to R147,623 per kilogram, partially offset by a decrease in gold sales. This increase in the rand gold price occurred as a result of a 22 per cent increase in the US dollar gold price from an average of US$524 per ounce to US$638 per ounce year on year and a weaker rand which moved from an average of 6.40 to 7.20 to the US dollar, a change of 13 per cent.
Gold sales decreased 1 per cent from 4,351,000 ounces in fiscal 2006 to 4,288,900 ounces in fiscal 2007. Gold sales at the South
African operations decreased from 2,659,600 ounces to 2,648,900 ounces or less than one per cent, while gold sales at the international operations decreased from 1,691,400 ounces to 1,640,000 ounces or 3 per cent.
At the South African operations, excluding South Deep control of which was acquired on 1 December 2006 and therefore has no comparative figures for fiscal 2006, the decrease in gold sales amounted to 176,800 ounces or 7 per cent, from 2,659,600 ounces to 2,482,800 ounces. Gold sales at South Deep amounted to 166,100 ounces for the seven month period. At Driefontein, gold output reduced from 1,149,500 ounces to 1,016,500 ounces as a result of lower underground and surface grades. Gold output at Kloof increased from 914,000 ounces to 922,900 ounces with lower surface and underground grades offset by an increase in ore tonnage milled. At Beatrix, gold output decreased 9 per cent from 596,100 ounces to 543,400 ounces due to lower grades.
At the international operations the decrease in gold sales of 51,400 ounces or 3 per cent was mainly as a result of a decrease at
Damang of 47,200 ounces from 235,100 ounces to 187,900 ounces due to a reduction of available high grade fresh ore tonnage mined and processed. Tarkwa was marginally lower at 697,100 ounces compared with 709,200 ounces. In Australia, St Ives and
Agnew both decreased by about 3 per cent to 487,000 and 212,300 ounces respectively. The decrease at St Ives was due to a reduction of high grade underground ore from East Repulse, which was partially replaced with lower grade surface ore. At Agnew, the decrease was due to an increase in ore processed from the lower grade Songvang open pit, which replaced depleted high grade underground ore. At Choco 10, gold production doubled to 55,700 ounces as financial 2006 only included production from the acquisition date of 1 March 2006.

COST OF SALES
Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from
R11,541 million in fiscal 2006 to R14,949 million in fiscal 2007.
The table below presents the analysis of cost of sales:
Restated
2
F2007
F2006
Analysis of cost of sales
Rm
Rm
Total cash costs
11,615
9,201
Add: General and administration
539
365
Exploration – on mine
41
40
Rehabilitation
36
39
Gold inventory change – cash portion
174
38
Royalties
1
(212)
(158)
Operating costs
12,193
9,525
(Deduct)/Add: Gold inventory change – total
(246)
(59)
Amortisation and depreciation
3,002
2,075
Cost of sales per income statement
14,949
11,541
1
Royalties are deducted as they are included as part of total cash cost but are reflected as part of taxation in the income statement
2
Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised
The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS
GOLD FIELDS 2007

GOLD FIELDS 2007

Operating costs
The following table sets out for each operation and the Group total gold sales in ounces, total cash costs and total production costs for the years ended 30 June 2007 and 2006.
Year ended 30 June 2007
Year ended 30 June 2006 – restated*
Total
Total
Total Total
Total
pro-
Total
pro-
Total pro- Total pro-
Gold
cash
duction
cash
duction
Gold cash duction cash duction
sold
costs
4
costs
4
costs
4
costs
4
sold costs
4
costs
4
costs
4
costs
4
(‘000 oz) (US$/oz) (US$/oz)
(R/kg)
(R/kg) (‘000 oz) (US$/oz) (US$/oz)
(R/kg) (R/kg)
Driefontein
1,016.5
348
415
80,457
96,135
1,149,5 315 378 64,869 77,807
Kloof
922.9
366
449
84,672
103,933
914.0 374 456 76,921 93,851
Beatrix
543.4
377
455
87,251
105,384
596,1 354 422 72,768 86,759
South Deep
5
166.1
595
714
137,689
165,254
– – – – –
Total South African
operations
2,648.9
375
454
86,908
105,083
2,659.6 344 415 70,781 85,326
Ghana
Tarkwa
1
697.1
333
390
76,988
90,182
709,2 292 344 60,091 70,712
Damang
2
187.9
473
498
109,379
115,335
235.1 341 357 70,077 73,509
Venezuela
Choco 10
55.7
523
619
121,028
143,443
28.3 294 367 59,841 74,858
Australia
3
577
133,658
427 87,963
St Ives
487,0
424
98,039
496,4 339 69,754
Agnew
212.3
295
68,403
222.4 266 54,656
Total International
operations
1,640.0
377
490
87,332
113,409
1,691.4 309 382 63,596 78,501
Total operations
4,288.9
4,351.0
Weighted average cost
376
468
87,070
108,267
330 402 67,988 82,673
*Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised
Notes
1
In fiscal 2007 and 2006, 495,600 ounces and 504,200 ounces respectively were attributable to Gold Fields.
2
In fiscal 2007 and 2006, 133,600 ounces and 167,200 ounces respectively were attributable to Gold Fields.
3
Total production costs for the Australian operations are not split between the two operations.
4
Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.
5
For the seven months since acquisition – effective 1 December 2006.
The weighted average total cash cost per kilogram increased by 28 per cent from R67,988 per kilogram (US$330 per ounce) in fiscal 2006, to R87,070 per kilogram (US$376 per ounce) in fiscal 2007.
The weighted average total cash costs at the South African operations in rand terms increased 23 per cent from R70,781 per kilogram in fiscal 2006 to R86,908 per kilogram in fiscal 2007. This increase was as a result of the decline in yields at all the operations with a resultant decrease in gold production, wage increases at the commencement of the fiscal year that were above inflation together with normal inflationary increases and the inclusion of South Deep which averaged R137,689 per kilogram
(US$595 per ounce) for the seven months as it is in a build-up phase. Cost savings initiatives, namely Project Beyond and Project
100+, have partly offset these increases. The seven per cent lower gold production, excluding South Deep, has had a significant impact on unit costs, as costs do not decrease proportionately with volume due to the fixed nature of certain costs. If we exclude
South Deep total cash costs increased 18 per cent to R83,511 per kilogram (US$361 per ounce).

At the international operations total cash costs increased from US$309 per ounce to US$377 per ounce, an increase of 22 per cent. In addition to higher input costs such as labour, cement, fuel, tyres and reagents due to the resource boom which affected all operations, Ghana’s costs increased a further US$12 per ounce and US$18 per ounce at Tarkwa and Damang respectively because of on-mine power generation due to a shortage of electricity supply. At Tarkwa the maintenance cost of the owner mining fleet is increasing as it moves into a higher maintenance rate bracket. At Damang, added to the increase in input and electricity costs were additional costs associated with a substantial increase in mining volumes to offset the 20 per cent decline in grades.
At Agnew, mining volumes at the high yielding Kim underground have decreased and are being replaced with lower yielding
Songvang and Main Lode deposits. St Ives saw an increase in haul distances in fiscal 2007 which increased cartage costs, and together with the increased cost of the participation royalty and additional waste normalisation charges, resulted in a significant increase in unit costs. Unit costs at Choco 10 increased as a result of lower production caused by a lack of water to run the mill at nameplate capacity since December 2006, and in June the mine went on strike exacerbating the already low output.
Total operating costs increased by 28 per cent from R9,525 million (US$1,488 million) in fiscal 2006 to R12,193 million
(US$1,694 million) in fiscal 2007. More than one third of this increase was due to the newly acquired South Deep and the full year impact of Choco 10, which added R720 million (US$100 million) and R233 million (US$31 million) respectively. At the South
African operations, costs excluding South Deep were 11 per cent higher at R6,758 million (US$939 million) compared with
R6,105 million (US$954 million) the previous year. This increase was mainly due to above inflation wage increases at the start of the year together with the added cost of improved benefits such as marked related increases for artisans and officials and an increase in living out allowances. Added to this was general inflation, with PPI running at 10.4 per cent year on year, and increases in development and stoping costs as workplaces become more remote. These increases were partly offset by cost saving initiatives Project Beyond and Project 100+, as described below under the various projects. At the international operations, costs increased from R3,420 million (US$534 million) in fiscal 2006 to R4,715 million (US$655 million) in fiscal 2007, an increase of 38 per cent or 31 per cent if we exclude the increase due to the inclusion of Choco 10 for a full year. Approximately R420 million or one third of this increase was due to changes in the exchange rate mentioned earlier. In the respective reporting currencies the increase in operating costs at the Australian operations was 12 per cent and in Ghana, which is US dollar based, the increase was 17 per cent. These increases are due to the increased input costs together with the increases as described above.
General and administration costs
Net General and Administration costs, which are included in operating costs, were R539 million in fiscal 2007, an increase of
48 per cent compared with the R365 million in fiscal 2006.
Costs falling under the definition of general and administration costs included the following:
•
Recovered corporate expenditure for fiscal 2007 was R200 million, compared with R140 million in fiscal 2006. The increase is due to gearing up to meet the demands of the growing portfolio – Choco 10, Cerro Corona and South Deep;
•
Management fees in Ghana amounted to R97 million, compared with R83 million in fiscal 2006. The increase is in line with the increased revenue of which a significant portion of the fees are linked;
•
The cost of regional offices in Australia and South America of R53 million, compared with R29 million in fiscal 2006. The increase is mainly due to the office in Caracas being charged for a full year in fiscal 2007 compared with only four months in fiscal 2006 together with the translation of these costs at the weaker rand;
•
World Gold Council fees of R48 million in fiscal 2007, charged at US$1.75 per ounce of attributable gold production. The fiscal
2006 charge was similar at R44 million;
•
Offsite training has become more centralised and as a result amounted to R109 million in fiscal 2007 compared with R60 million in fiscal 2006; and
•
Other costs relating to Chamber of Mines, business development and special technical projects.
Gold inventory change
Gold inventory change in fiscal 2007 was a R246 million credit to costs compared with a credit to costs of R59 million in fiscal 2006.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

At St Ives, there was a charge to costs in fiscal 2007 of R28 million compared with a credit to costs in fiscal 2006 of R38 million.
In fiscal 2006 the increase in inventory was mainly due to the stockpiling of the lower grade ore mined from Mars. The charge to costs in fiscal 2007 was mainly due to the draw-down of the Mars stocks to meet the hard rock mill blending requirements.
At Agnew, there was a credit to costs in fiscal 2007 of R138 million compared with a credit to costs in fiscal 2006 of R4 million.
The credit to costs in fiscal 2007 and fiscal 2006 was due to the stockpiling of Songvang low grade open pit ore due to mill constraints.
At Tarkwa, there was a R123 million credit to costs in fiscal 2007 compared with a R33 million credit to costs in fiscal 2006. The
R33 million credit in fiscal 2006 represented the build-up of inventory in the new Blue Ridge heap. The R123 million credit to costs in fiscal 2007 represented a revaluation of the low grade stockpile of R68 million (US$9.5 million) due to the increase in the gold price together with the increase in milling capacity, resulting in the low grade stockpiles becoming economically viable due to economies of scale.
At Damang, there was a charge to costs of R10 million in fiscal 2007 which compares with a charge of R18 million in fiscal 2006.
The reason for the lower charge in fiscal 2007 was due to less ore being drawn from stockpile as limited fresh ore is becoming available from the main pit as it deepens towards the main ore body.
At Choco 10 mine there was a credit to costs of R36 million in fiscal 2007 due to a stock build-up due to the lack of water to mill ore mined, exacerbated by a strike in the last month of the year, which resulting in limited processing. In fiscal 2006 there was a small build-up of stock at year end, with a resultant credit to costs of R3 million.
Amortisation and depreciation
Amortisation and depreciation increased by R927 million, from R2,075 million in fiscal 2006 to R3,002 million in fiscal 2007. The majority of this increase was at the international operations which increased from R804 million in fiscal 2006 to R1,392 million in fiscal 2007, an increase of R588 million. Of this increase, R500 million is accounted for in Australia with the majority due to increased mining volumes at Agnew’s Songvang pit, which is a significantly more expensive mine than the rest of the complex, and a general increase in amortisation rates at St Ives, together with a lower reserve estimate at both operations resulting in less ounces to depreciate the remaining assets. In Ghana, amortisation increased from R265 million in fiscal 2006 to R327 million in fiscal 2007 mainly due to the capitalisation and amortisation of pre-strip at the Damang main pit and Tarkwa’s Teberebie together with the depreciation of the mining equipment at Tarkwa. Amortisation at Choco 10 amounted to R13 million in fiscal 2006 for the four months since acquisition on 1 March 2006, compared with R39 million in fiscal 2007. Amortisation at the South African operations increased from R1,165 million to R1,472 million, an increase of R307 million. South Deep which was acquired on
1 December 2006 accounted for R142 million of this increase. The majority of the balance was due to an increase in capitalised ore reserve development now being amortised.
NET OPERATING PROFIT
As a consequence of the aforegoing, net operating profit increased from the restated R3,064 million in fiscal 2006 to R4,744 million in fiscal 2007, with the higher gold price being the main reason for the increase.
INVESTMENT INCOME
Income from investments increased from R172 million in fiscal 2006 to R193 million in fiscal 2007. The R193 million in fiscal 2007 comprises R16 million dividends received, R58 million interest received on the environmental rehabilitation trust fund and
R119 million interest received on other cash balances.
The R172 million in fiscal 2006 comprises R16 million dividends received, R47 million interest received on the environmental rehabilitation trust fund and R109 million interest received on other cash balances.
Dividends received are consistent year on year at R16 million and comprise dividends received on preference shares held in a wholly owned subsidiary of Mvela Resources Limited.
Interest received on the environmental rehabilitation trust fund increased from R47 million in fiscal 2006 to R58 million in fiscal
2007 due to higher investment returns achieved by the fund and higher balances invested in fiscal 2007.

Interest received on other cash balances increased from R109 million in fiscal 2006 to R119 million in fiscal 2007 due to higher interest received as a consequence of higher average cash balances, both locally and offshore.
FINANCE EXPENSE
Finance expense increased from R62 million in fiscal 2006 to R465 million in fiscal 2007. The R465 million finance expense in fiscal 2007 comprises of R100 million interest paid on the Mvela loan, R296 million in respect of other interest paid, exchange losses on loans of R42 million and R27 million environmental rehabilitation interest charge.
The R62 million finance expense in fiscal 2006 comprises R134 million interest paid on the Mvela loan, R33 million in respect of other interest paid and R16 million environmental rehabilitation interest charges. This was partially offset by exchange gains on loans of R121 million.
Interest paid on the Mvela loan decreased from R134 million in fiscal 2006 to R100 million in fiscal 2007. The lower interest paid is due to the capital amount owing decreasing as capital repayments are made against the loan.
Other interest paid increased from R33 million in fiscal 2006 to R296 million in fiscal 2007. The R296 million other interest paid in fiscal 2007 comprises:
•
R67 million interest paid on the offshore facility raised to partly finance the Bolivar acquisition. During fiscal 2007 the facility was increased from US$158 million to US$168 million. In May 2007 the facility was repaid and replaced by a syndicated loan facility to the same value;
•
R99 million interest paid on the US$1.2 billion bridge facility taken out to partly finance the acquisition of South Deep;
•
R93 million interest paid on a further US$550 million drawn down on the bridge facility to settle the Western Areas gold derivative structure and to refinance certain working capital facilities. This loan was repaid in May 2007 and replaced by a syndicated loan to the same value;
•
R26 million of loan transaction costs incurred on the US$1.8 billion bridge loan facility and the US$750 million syndicated loan facility; and
•
The balance of R11 million related to sundry interest payments.
The R33 million other interest paid in fiscal 2006 comprises:
•
R16 million interest paid on the US$158 million offshore facility raised to partly finance the Bolivar acquisition;
•
R9 million interest paid on a bridging loan related thereto; and
•
The balance of R8 million related to sundry interest payments.
Exchange gains on loans was R121 million in fiscal 2006 compared to exchange losses of R42 million in fiscal 2007. The R42 million exchange loss on loans in fiscal 2007 comprises:
•
R45 million exchange loss on the US$1.2 billion bridge loan facility taken out to partly finance the acquisition of South Deep; and
•
Hedge accounting has been applied to the foreign exchange contract taken out on the US$550 million borrowed to settle the
Western Areas gold derivative structure whereby any exchange gains or losses on the foreign exchange contract are offset against exchange losses or gains on the loan. This resulted in a net exchange gain of R4 million.
The R121 million exchange gain on loans in fiscal 2006 comprises:
•
R66 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition; and
•
R55 million currency conversion gain arising from a change in the functional currency from US dollars to rands of one of the
Group’s offshore subsidiary companies in terms of IAS 21 (Revised) Effects of Changes in Foreign Exchange Rates.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

Environmental rehabilitation interest charges increased from R16 million in fiscal 2006 to R27 million in fiscal 2007. The increase in the charge in fiscal 2007 was due to higher rehabilitation cost numbers and higher discount rates applied in the calculation of the interest charge.
Financial instruments
US dollar/Australian dollar call options
In conjunction with the acquisition of St Ives and Agnew, the Group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five year period to December 2006.
On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/United States dollar currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close-out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.
In addition, in order that the Group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing
Australian dollar/US dollar call options was purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.
Shortly after closing out this position, the future US dollar values in respect of the above two transactions were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date net of the premium above was US$107.4 million or A$140.0 million prior to fixing based on 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of
0.7158 US$/A$, the average rate achieved on fixing in May 2004. The total amount of A$147 million has been realised in cash with A$42 million being realised in fiscal 2007.
US dollar/rand forward purchases
During fiscal 2007 the Group had three different US dollar/rand forward purchase contracts. They were:
•
US$30 million of forward cover existed to hedge the Group’s offshore commitments. This cover was rolled over on 5 December
2006 resulting in a loss of R10 million and then closed-out on 20 March 2007 resulting in a gain of R3 million, giving a net loss of R7 million.
•
As a result of the US$550 million draw-down under the bridge loan facility to close-out the Western Areas gold derivative structure,
US dollar/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August
2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument and gains and losses have been accounted for under exchange loss on loans under finance expense. At the end of fiscal 2007, the marked to market value of the US$550.8 million forward cover was negative R79 million (US$10.8 million) resulting in a marked to market loss of R79 million. This loss was offset by the exchange gain of R83 million on the loan resulting in a net exchange gain of R4 million.
•
In anticipation of settling the US$1.2 billion JP Morgan bridge loan facility taken out to partly finance the South Deep acquisition, a US$600 million forward exchange contract at a rate of R7.3916 was purchased. This was settled at a rate of
R7.2000 resulting in a loss of R115 million.
International petroleum exchange Gasoil call option
During fiscal 2007 Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of
US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre. This equated to US$73.89 per barrel Brent Crude and
US$0.5371 cents per litre IPE Gasoil. The call option expired on 30 June 2007. At the end of fiscal 2007 this option had a marked to market value of US$nil and a loss of R18 million (US$2.5 million) was accounted for in fiscal 2007.

During fiscal 2005 Gold Fields Ghana purchased a one year Asian style call option settled monthly from June 2005 to May 2006 in respect of 51.6 million litres of diesel at a strike price of US$0.45 per litre, which approximates a Brent crude oil price of US$56 per barrel. The call option expired in May 2006 resulting in a net loss of US$0.27 million of which a loss of R3 million (US$0.54 million)
was accounted for in fiscal 2006.
Gold delta purchases
During December 2006 and January 2007 Western Areas purchased 1,005,000 ounces of gold at an average gold price of
US$622.14 per ounce. This was subsequently sold at a gold price of US$643.00 per ounce on 24 January 2007 resulting in a net gain of R151 million (US$21 million) on the delta purchase.
Gold derivative structure
As a result of the acquisition of Western Areas, the Gold Fields Group became exposed to the gold derivative structure held by
Western Areas. The marked to market valuation of this derivative at date of acquisition on 1 December 2006 was negative
US$539 million at a gold price of US$631.75 per ounce.
This structure was closed out on 24 January 2007 at a gold price of US$643.00 per ounce with a payment of US$549 after deducting scheduled maturities of US$10 million. This resulted in a loss of R149 million (US$20 million).
Summary of close-out of Western Areas gold derivative structure and gold delta purchases
Gold                Gold
derivative               delta
Net
structure
purchases
position
US$m
US$m
US$m
Marked to market valuation at take on (539) – (539)
December maturity 5 – 5
January maturity 5 – 5
Realised (loss)/gain on close-out (20) 21 1
Close-out
(549) 21 (528)
Unrealised gain on financial instruments
The unrealised gain on financial instruments increased from R93 million in fiscal 2006 to R111 million in fiscal 2007.
The fiscal 2007 unrealised gain of R111 million comprises a marked to market gain of R111 million on various warrants and options held in respect of underlying share investments.
The fiscal 2006 unrealised gain of R93 million comprises a marked to market gain of R82 million on various warrants and options held in respect of underlying share investments, a gain of R24 million on the US dollar/rand forward purchases offset by a loss of R10 million on the US dollar/Australian dollar call options and a loss of R3 million on the International Petroleum Gasoil call options.
Realised loss on financial instruments
The realised loss on financial instruments increased from R117 million in fiscal 2006 to R136 million in fiscal 2007.
The fiscal 2007 realised loss of R136 million comprises:
•
Net loss of R7 million on the US$30 million US dollar/rand forward purchases;
•
Loss of R18 million on the international petroleum exchange Gasoil call options;
•
Loss of R149 million on the Western Areas gold derivative structure;
•
Gain of R151 million on the Western Areas gold delta purchases;
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

•
Loss of R115 million on the forward exchange contract taken out to partly settle the US$1.2 billion bridge loan facility to partly finance the South Deep acquisition; and
•
Gain of R2 million on the US dollar/Australian dollar call options.
The fiscal 2006 realised loss of R117 million comprises:
•
Loss of R97 million from treasury trading activities;
•
Loss of R12 million on a R/US$ swap relating to the financing of the Bolivar acquisition; and
•
Net loss of R8 million on the US dollar/rand forward purchases.
Loss on foreign exchange
Loss on foreign exchange was R109 million in fiscal 2007 compared to Rnil in fiscal 2006.
The R109 million loss in fiscal 2007 comprises a R119 million exchange loss on the Western Areas gold derivative structure that was US dollar denominated. This was partially offset by exchange gains of R10 million on foreign currency denominated bank balances within the Group.
Other operating costs
•
Other operating costs in fiscal 2007 were R17 million compared to R103 million in fiscal 2006. The decrease is largely due to fiscal 2006 including non recurring professional fees related to corporate advice.
Share-based payments
IFRS 2 Share-based payments became effective for Gold Fields for the financial year ending 30 June 2006. In terms of
IFRS 2, Gold Fields now recognises the cost of share options granted (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.
Gold Fields has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight-line basis over the vesting period.
Based on this model R90 million was accounted for in fiscal 2007 compared to R68 million in fiscal 2006. The corresponding entry for the above adjustments was share-based payment reserve within shareholders’ equity.
Exploration expense
Gold Fields spent R294 million (US$41 million) on exploration in fiscal 2007 compared with R248 million (US$39 million) in fiscal
2006. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, China and North, South and Central America. Subject to continued exploration success, expenditure is expected to range between
US$60 million and US$65 million in fiscal 2008.
Share of results of associates after tax
Gold Fields’ 35 per cent share of after tax profits in Rand Refinery Limited was R23 million in fiscal 2007 compared to R1 million in fiscal 2006. Gold Fields’ owned 33 per cent in Rand Refinery Limited in fiscal 2006.
EXCEPTIONAL ITEMS
Impairment of assets
Impairment of assets was Rnil in both fiscal 2007 and fiscal 2006.
The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of “value in use” or “fair value less cost to sell”. “Value in use” is a valuation based on the cash flows over the life of the asset and discounted to a present value at an appropriate rate. “Fair value” is the present market value of the asset.

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
•
A gold price of R140,000 per kilogram (2006: R100,000 per kilogram) for the South African operations, US$580 per ounce (2006:
US$500 per ounce) for the Ghanaian operations and A$800 per ounce (2006: A$700 per ounce) for the Australian operations;
•
The extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proved and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront definition of the reserve potential impractical; and
•
Operating costs and capital expenditure estimates as per the most recent life of mine plan.
A fundamental pre-tax discounted cash flow valuation at a discount rate of 5 per cent real is done for each mine using our latest life of mine plans. This is consistent with previous years. We apply a derived pre-tax market multiple that is determined on a group basis by reference to the market price of Gold Fields at the time of performing the exercise. This multiple is then multiplied by the discounted cash flow valuation of each asset determined on a pre-tax basis which then determines the value in use for each mine.
In both fiscal 2007 and fiscal 2006 the application of the above estimates and assumptions did not result in any impairment charge.
Profit on the sale of investments
Profit on the sale of investments increased from R40 million in fiscal 2006 to R193 million in fiscal 2007.
The major disposals comprising the R193 million profit in fiscal 2007 were:
•
R123 million from the sale of 19.8 million shares in Avoca Resources Limited;
•
R43 million from the sale of the Bibiani Project in Ghana;
•
R7 million from the sale of 3.2 million shares in TLC Ventures Corporation;
•
R7 million from the sale of 7.6 million shares in Comaplex Minerals Corporation;
•
R5 million on the sale of 21.5 million shares in Anglo Australian Resources Limited; and
•
R2 million from the sale of 5.3 million shares in Sanu Resources Limited.
The major disposals comprising the R40 million profit in fiscal 2006 were:
•
R30 million from the sale of Gold Fields’ 55 per cent interest in the Committee Bay Joint Venture. In exchange for its 55 per cent interest Gold Fields received 7,000,000 shares in Committee Bay Resources Limited valued at R30 million. As the interest had a nil cost, the shares received of R30 million was also the profit;
•
R3 million from the sale of 0.4 million shares in TEBA Limited and the repayment of a loan previously written off;
•
R2 million from the sale of 3.6 million shares in African Eagle Resources; and
•
R1 million from the sale of 0.4 million shares in Sanu Resources Limited.
Profit on disposal of property, plant and equipment
Profit on disposal of property, plant and equipment increased from R24 million in fiscal 2006 to R54 million in fiscal 2007.
The major disposals comprising the R54 million profit in fiscal 2007 were:
•
R19 million profit from the sale of two stage winders by Driefontein;
•
R5 million profit from the sale of two mills by Driefontein; and
•
R25 million profit from the sale of surplus housing by Beatrix and South Deep.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

The major disposals comprising the R24 million profit in fiscal 2006 were:
•
R15 million profit from the sale of a winder by Kloof;
•
R11 million profit from the sale of mine houses by Beatrix, offset by; and
•
R2 million loss from miscellaneous asset sales by the operating mines of the Group.
MINING AND INCOME TAX
The table below indicates Gold Fields’ effective tax expense rate for fiscal 2007 and restated fiscal 2006.
Year ended June 30
2007
2006
Income and mining tax
Effective tax expense rate
37.4
36.6
In fiscal 2007, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of
45 per cent, due to a reduction of R563 million in net tax charge arising from non-South African mining income taxed at lower rates, R201 million reduction relating to the South African mining tax formula, R54 million decrease due to use of assessed losses not previously recognised at Gold Fields Limited and GFL Mining Services Limited and R24 million reduction due to an increase in tax values in Australia following the recalculation of the consolidation of St Ives and Agnew for tax purposes. As a result of a change in legislation the Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.
These reductions were partly offset by the Group incurring R212 million in charges relating to levies and royalties in Ghana and
Australia and a further R295 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs.
In fiscal 2006, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of
45 per cent, due to a reduction of R397 million arising from non-South African mining income taxed at lower rates, R87 million reduction relating to the South African mining tax formula and a R54 million decrease due to the reduction of the Ghanaian tax rate from 28 per cent in fiscal 2005 to 25 per cent in fiscal 2006.
These reductions were partly offset by the Group incurring R159 million in charges relating to levies and royalties in Ghana,
Australia and Venezuela and R111 million of net non-deductible expenditure, mainly due to non-deductible exploration and share-
based payment costs.
Profit attributable to ordinary shareholders of the company
Because of the factors discussed above, Gold Fields posted earnings attributable to ordinary shareholders of the company of
R2,363 million in fiscal 2007 as compared with restated earnings of R1,544 million in fiscal 2006.
Profit attributable to minority shareholders’ interest
Minority interests represent attributable earnings of R272 million in fiscal 2007, compared with attributable earnings of
R228 million in fiscal 2006. These amounts reflect the portion of the net income or losses of Gold Fields Ghana, Abosso, Choco
10, Living Gold, Western Areas and South Deep (for the four months that Gold Fields did not own 100 per cent) attributable to its minority shareholders.
LIQUIDITY AND CAPITAL RESOURCES
Cash resources
Cash flows from operating activities
Cash flows from operating activities decreased from the restated R3,805 million in fiscal 2006 to R1,201 million in fiscal 2007.

The decrease of R2,604 million was mainly due to:
•
R3,894 million paid to settle the Western Areas gold derivative structure;
•
Increase in investment in working capital of R145 million due to increased ore stockpiles at Tarkwa and Agnew;
•
Increase in interest paid of R230 million due to higher borrowings;
•
Increase in tax paid of R364 million due to higher earnings; and
•
Increase in dividends paid of R664 million due to higher net earnings in fiscal 2007 on which the dividend payment is calculated;
The above factors were partially offset by higher operating profits as a result of the gold price increasing from R107,918 per kilogram in fiscal 2006 to R147,623 per kilogram in fiscal 2007.
Cash flows from investing activities
Cash flows from investing activities increased from the restated R6,259 million in fiscal 2006 to R15,193 million in fiscal 2007.
The items comprising these numbers are discussed below.
Additions to property, plant and equipment
Capital expenditure increased from the restated R2,642 million in fiscal 2006 to R6,096 million in fiscal 2007. Capital expenditure at the South African operations increased from the restated R1,473 million in fiscal 2006 to R2,467 million in fiscal 2007. The increase in capital expenditure of R994 million was due to:
•
Driefontein increasing from the restated R543 million in fiscal 2006 to R815 million in fiscal 2007. This was due to expenditure beginning on the 9 shaft project and increased ore reserve development;
•
Kloof increasing from the restated R483 million in fiscal 2006 to R776 million in fiscal 2007. This was due to expenditure beginning on the KEA project and increased ore reserve development;
•
Beatrix increasing from the restated R447 million in fiscal 2006 to R593 million in fiscal 2007. This was due to increased capital development at the West and South shafts and increased ore reserve development; and
•
R283 million at South Deep which was Rnil in fiscal 2006 as South Deep was only acquired on 1 December 2006.
Capital expenditure at the offshore operations increased from R951 million in fiscal 2006 to R1,920 million in fiscal 2007.
R144 million of this increase of R969 million was due to the weakening in the exchange rates used to convert these capital expenditures from their functional currencies to the rand reporting currency. The rand/US dollar exchange rate weakened from
R6.40/US dollar in fiscal 2006 to R7.20/US dollar in fiscal 2007. The rand/Australian dollar weakened from R4.79/AU dollar to
R5.45/AU dollar. Other factors were:
•
Tarkwa increased from US$47 million in fiscal 2006 to US$108 million in fiscal 2007. This was due to increased pre-stripping at the Teberebie cutback, expenditure on the joint power project, expenditure on the phase 5 heap leach project and the CIL expansion project;
•
Damang increased from US$26 million in fiscal 2006 to US$32 million in fiscal 2007. This was due to expenditure on the
Damang pit cutback and construction on the seventh CIL tank at the processing plant;
•
Choco 10 increased from US$5 million in fiscal 2006 to US$22 million in fiscal 2007. This was due to increased expenditure on the resource definition exploration programme and expenditure on the upgrade of the metallurgical plant. Fiscal 2006 only included Choco 10 for four months;
•
St Ives increased from US$53 million in fiscal 2006 to US$76 million in fiscal 2007. This was due to expenditure on the construction of the North Orchin emergency tailings disposal system, the installation of an agglomeration drum at the heap leach circuit, development of the Bahama and North revenge pits and increased capitalised exploration expenditure; and
•
Agnew increased from US$18 million in fiscal 2006 to US$29 million in fiscal 2007. This was due to an increase in the pre-
stripping expenditure at Songvang and increased capitalised exploration expenditure.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

Capital expenditure at the Cerro Corona project in Peru increased from US$19 million in fiscal 2006 to US$234 million in fiscal
2007 as the project gains momentum in the current year.
Proceeds on the disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment increased from R40 million in fiscal 2006 to R63 million in fiscal 2007.
In both years this related to the disposal of various mining assets by the South African and Australian mining operations.
Acquisition of subsidiaries, net of cash acquired
During fiscal 2007 Gold Fields acquired two subsidiaries, South Deep and IRCA, for R8,891 million.
South Deep
South Deep, which is an unincorporated joint venture, was acquired by purchasing 100 per cent of Barrick Gold South Africa
(BGSA) which owned 50 per cent of the joint venture, and 100 per cent of Western Areas Limited (WAL) which owned the other
50 per cent of the joint venture.
On 1 December 2006, Gold Fields acquired 100 per cent of the issued share capital of BGSA for R8,281 million. The R8,281 million comprises:
•
R2,329 million (US$300 million) in Gold Fields shares issued;
•
R5,745 million (US$802 million) in cash;
•
R173 million relating to the reimbursement of an insurance claim to the vendors; and
•
R34 million of direct costs relating to the acquisition.
Gold Fields also repaid R2,915 million (US$407 million) owing by BGSA to Barrick Gold Africa.
The cash element of the above including the loan repayment was R8,694 million (R5,745 million plus R2,915 million plus
R34 million) less the R15 million cash acquired equals a net cash outflow of R8,679 million.
By 31 March 2007, Gold Fields, through a series of purchases, acquired 100 per cent of the issued share capital of WAL for
R7,109 million. The R7,109 million comprises:
•
R6,001 million in Gold Fields shares issued;
•
R942 million cash in years prior to fiscal 2007;
•
R123 million in cash in fiscal 2007; and
•
R43 million of direct costs relating to the acquisition.
The cash equivalent of the above was R166 million less the R10 million cash acquired equals a net cash outflow of R156 million.
Therefore, the total purchase consideration to acquire South Deep was R15,390 million and the net cash outflow was R8,835 million.
The total cost of this acquisition on an enterprise value basis was R22,199 million and is made up as follows:
•
R15,390 million being the total purchase consideration discussed above;
•
R2,915 million loan repayment to Barrick Gold Africa; and
•
R2,894 million being the amount paid to settle the Western Areas gold derivative structure effectively added back to the purchase consideration.
These business combinations have been accounted for in accordance with International Financial Reporting Standard (IFRS) 3
Business Combinations as a purchase transaction, with Gold Fields being identified as the acquirer and BGSA and WAL as the acquirees. The consolidated financial statements include the operating results of BGSA and WAL for the period from 1 December
2006 to 30 June 2007.

For the purposes of these consolidated financial statements, the purchase considerations of BGSA and WAL have been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The estimated fair values were based on management’s best estimates and taking into account all available information at the time of acquisition. Gold Fields will continue to review information and perform further analysis with respect to these assets prior to finalising the allocation of the purchase consideration.
It was concluded that the excess of the purchase consideration over the net identifiable tangible and intangible assets acquired represents goodwill in respect of the BGSA acquisition. The subsequent acquisition of WAL‘s 50 per cent interest in the joint venture is treated as a transaction with minorities and the excess of the purchase consideration was accounted for in equity and does not represent goodwill.
A preliminary allocation of the purchase consideration of R15,390 million, which is subject to final adjustments, is as follows:
•
Property, plant and equipment totalling R13,937 million;
•
Other assets worth R2,132 million;
•
Liabilities totalling R8,569 million which includes the WAL hedge;
•
Deferred tax asset of R203 million;
•
Outside shareholders sharing in the interest of a WAL subsidiary totalling R326 million;
•
A charge against non-distributable reserves of R3,554 million as a result of the acquisition of WAL’s 50 per cent in the joint venture; and
•
Goodwill of R4,459 million.
The goodwill arising on the acquisition of the 50 per cent share of the joint venture owned by BGSA principally represents the difference between the purchase consideration and the fair value on the assets acquired. The amount can be attributed to the upside potential of the asset, synergies, deferred tax and the gold multiple.
IRCA
On 28 February 2007, Gold Fields acquired 70 per cent in IRCA (Pty) Limited for R56 million (R19 million paid plus bank overdraft of R37 million assumed). IRCA is a company that specialises in mine safety training and it will be incorporated into the Gold Fields
Business Leadership Academy (GFBLA) structure.
During fiscal 2006 Gold Fields acquired two subsidiaries, Sociedad Minera La Cima SA and Bolivar Gold corporation, for
R2,559 million. Details are as follows:
•
On 11 January 2006, Gold Fields acquired an 80.72 per cent interest in Sociedad Minera La Cima SA for US$43 million
(US$41 million paid plus bank overdraft assumed of US$2 million). The rand equivalent was R254 million (R245 million paid plus bank overdraft of R9 million assumed). La Cima owns the Cerro Corona project;
•
On 28 February 2006, in terms of a step acquisition, Gold Fields acquired the balance of shares to give it a 100 per cent interest in Bolivar Gold Corporation. This step acquisition was achieved as follows:
–  During fiscal 2004 Gold Fields acquired a 10.17 per cent interest in Bolivar for US$12 million. The rand equivalent was
R88 million;
–  During November and December 2005 Gold Fields acquired another 4.28 per cent interest in Bolivar for US$13 million. The rand equivalent was R84 million;
–  On 28 February 2006, Gold Fields acquired the remaining interest of 85.55 per cent in Bolivar for US$290 million
(US$296 million paid less cash acquired of US$6 million). The rand equivalent was R1,778 million (R1,815 million paid less cash acquired of R37 million). On this date Gold Fields also made a loan of US$72 million to Bolivar which was part of the purchase consideration and was subsequently capitalised. The rand equivalent of this loan was R443 million;
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

–  The total cash outflow net of cash acquired during fiscal 2006 relating to the acquisition of Bolivar was US$375 million. The rand equivalent was R2,305 million.
Purchase of investments
Investment purchases decreased from R1,046 million in fiscal 2006 to R490 million in fiscal 2007.
The major investment purchases comprising the R490 million spent in fiscal 2007 were:
•
R350 million invested in Sino Gold Limited bringing our holding to 17.5 per cent;
•
R62 million invested in Conquest Mining Limited bringing our holding to 11.0 per cent;
•
R23 million on the conversion of options held in Mvelaphanda Resources Limited to shares;
•
R21 million invested in Emed Mining Public Limited bringing our holding to 10.1 per cent;
•
R16 million invested in Lero Gold Corporation bringing our holding to 9.1 per cent; and
•
R16 million invested in CMQ Resources Incorporated bringing our holding to 16.4 per cent.
The major investment purchases comprising the R1,046 million spent in fiscal 2006 were:
•
R854 million invested in Western Areas Gold Mining Company Limited bringing our holding to 16.9 per cent;
•
R156 million invested in Sino Gold Limited bringing our holding to 13.9 per cent;
•
R19 million invested in Madoro Resources Limited bringing our holding to 5.5 per cent;
•
R4 million invested in Avoca Resources Limited bringing our holding to 13.5 per cent;
•
R2 million invested in Golden Star Resources Limited bringing our holding to 0.1 per cent; and
•
R10 million advanced to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and GBF to fund the purchase of mining equipment used on site.
Proceeds on the disposal of investments
Proceeds on the disposal of investments increased from R18 million in fiscal 2006 to R326 million in fiscal 2007.
The major investment disposals comprising the R326 million in fiscal 2007 were:
•
R147 million from the sale of Avoca Resources Limited shares;
•
R101 million from the sale of Comaplex Minerals Corporation shares;
•
R43 million from the sale of the Bibiani Project;
•
R12 million from the sale of TLC Ventures Corporation shares;
•
R12 million from the sale of Anglo Australian Resources Limited shares;
•
R5 million from the sale of Sanu Resources Limited shares; and
•
R4 million from the sale of Troy Resources NL shares.
The major investment disposals comprising the R18 million in fiscal 2006 were:
•
R9 million from the sale of African Eagle Resources Plc shares;
•
R6 million from the sale of TEBA Limited shares and the repayment of a loan previously advanced to TEBA Limited; and
•
R2 million from the sale of Sanu Resources Limited shares.

Environmental trust fund and rehabilitation payments
During fiscal 2007 Gold Fields paid over R53 million to its environmental trust fund and spent R52 million on ongoing rehabilitation costs resulting in a total cash outflow of R105 million for the year.
During fiscal 2006 Gold Fields paid over R48 million to its environmental trust fund and spent R23 million on ongoing rehabilitation costs, resulting in a total cash outflow of R71 million for the year.
Cash flows from financing activities
Net cash generated by financing activities increased from R673 million in fiscal 2006 to R14,685 million in fiscal 2007. The items comprising these numbers are discussed below.
Repayment of loans to minority shareholders
Repayment of loans to minority shareholders decreased from R144 million in fiscal 2006 to R90 million in fiscal 2007. The
R90 million paid in fiscal 2007 relates to repayments made by Tarkwa against loans due to its minority shareholder, IAMGold.
The R144 million paid in fiscal 2006 relates to repayments made by Tarkwa against loans due to its minority shareholder,
IAMGold.
Loans raised
Loans raised increased from R987 million in fiscal 2006 to R18,822 million in fiscal 2007.
The R18,822 million received in fiscal 2007 comprises:
•
R8,660 million (US$1,209 million) was drawn down on the US$1.8 billion bridge loan facility to partly finance the acquisition of
South Deep;
•
R4,019 million (US$550 million) was drawn down on the US$1.8 billion JP Morgan facility to settle the Western Areas gold derivative structure and refinance existing working capital loans;
•
R3,839 million (US$550 million) was drawn down on the US$750 million syndicated facility to repay the US$550 million borrowed above.
•
R72 million (US$10 million) was borrowed for general corporate purposes;
•
R1,170 million (US$168 million) was drawn down on the US$750 million Barclays and ABN Amro syndicated facility to repay the US$168 syndicated loan used to partly finance the acquisition of Bolivar;
•
R893 million (US$127 million) was drawn down on the Cerro Corona project finance loan; and
•
R169 million was borrowed by Western Areas from Standard Bank to fund working capital requirements;
In fiscal 2006 Gold Fields received a loan of R987 million (US$158 million) to partly finance the acquisition of Bolivar.
Loans repaid
Loans repaid increased from R288 million in fiscal 2006 to R14,194 million in fiscal 2007. The R14,194 million repayment in fiscal
2007 comprises:
•
R320 million representing the fifth and sixth repayments to Mvelaphanda Resources in terms of the Mvela loan;
•
R169 million repayment of the working capital loan by Western Areas to Standard Bank;
•
R8,702 million (US$1,209 million) repayment of the bridge loan facility used to partly finance the acquisition of South Deep;
•
R3,839 million (US$550 million) repayment of the bridge loan facility used to settle the Western Areas gold derivative structure;
•
R1,164 million (US$168 million) repayment of the syndicated loan used to partly finance the acquisition of Bolivar.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS 2007

In fiscal 2006 Gold Fields made the third and fourth payments totalling R288 million to Mvelaphanda Resources in terms of the
Mvela loan.
Shares repurchased and cancelled
In fiscal 2006 shares to the value of R75 million were repurchased and cancelled. In fiscal 2007 no shares were repurchased.
Shares issued for cash
Shares issued increased from R193 million in fiscal 2006 to R10,147 million in fiscal 2007. Fiscal 2007 included R10,072 million received from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007 and R75 million received from shares issued in terms of the Group’s employee share scheme.
Fiscal 2006 included R193 million received from shares issued in terms of the Group’s employee share scheme.
Net cash utilised
Net cash generated for fiscal 2007 amounted to R693 million compared to net cash utilised of R1,782 million in fiscal 2006. The change was primarily due to the capital raising, net loans raised and higher cash generated by operations, partially offset by increased capital expenditure, the purchase of South Deep and the settlement of the Western Areas gold derivative structure.
Total Group cash and cash equivalents amounted to R2,310 million at 30 June 2007, as compared to R1,618 million at the end of fiscal 2006.
Long-term provisions
Long-term provisions at the end of fiscal 2007 were R1,435 million as compared to R1,097 million at the end of fiscal 2006 and include a provision for post-retirement health care costs of R21 million (fiscal 2006: R18 million) and a provision for environmental rehabilitation costs of R1,414 million (fiscal 2006: R1,079 million).
Provision for post-retirement health care costs
The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50 per cent of certain employees’ medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased from R1,079 million in fiscal 2006 to R1,414 million in fiscal
2007. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to
30 June 2007. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred. The discount rate applied in fiscal 2007 changed to 9.0 per cent (2006: 7.5 per cent) for the South African operations, 5.5 per cent (2006: 5.5 per cent) for Ghana, 7.9 per cent (2006: 6 per cent) for Australia, 19 per cent (2006: 17 per cent) for Venezuela and 2 per cent (2006: not applicable) in Peru. The rates of inflation used in fiscal 2007 also changed from the previous year to 6 per cent (2006: 4.5 per cent) for South Africa, 3.5 per cent (2006: 3.5 per cent) in Ghana, 3 per cent (2006:
3 per cent) in Australia, 19 per cent (2006: 12 per cent) in Venezuela and 5.5 per cent (2006: not applicable) in Peru. The inflation adjustment for fiscal 2007 was R39 million compared with R39 million in fiscal 2006 and the interest adjustment for fiscal 2007 was R27 million compared with R16 million in fiscal 2006.
During fiscal 2007 additional provisions were raised for new disturbances and changes in environmental legislation at:
•
Driefontein of R6 million;
•
Kloof of R1 million;
•
Beatrix of R6 million;
•
South Deep of R2 million;
•
Tarkwa of R75 million;

•
St Ives of R55 million;
•
Agnew of R12 million;
•
Choco 10 of R5 million; and
•
Cerro Corona of R81 million,
giving total additional provisions of R243 million, plus R42 million which was raised on the take-on of South Deep as a result of the acquisition thereof.
During fiscal 2006 additional provisions were raised for new disturbances and changes in environmental legislation at :
•
Driefontein of R16 million;
•
Kloof of R23 million;
•
Beatrix of R34 million;
•
Tarkwa of R11 million; and
•
St Ives of R7 million,
giving total additional provisions of R91 million.
The South African operations contribute to dedicated environmental trust funds to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R484 million in fiscal 2006 to R628 million in fiscal 2007. The increase consists of contributions of R53 million, interest income of R58 million and R33 million from the take-on of South Deep as a result of the acquisition thereof. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.
SAP
SAP was implemented on the South African operations on 1 February 2006 for the processing of financials, material management, costing, projects and data warehouse reporting and has successfully been running live since then. During fiscal
2007 various enhancements were made specifically around cost management reporting.
South Deep was successfully integrated into the SA operations SAP environment at the end of June 2007.
The review of SAP Phase 2 for the South African operations will be completed in October 2007, which will include extending SAP functionality into other disciplines such as health and safety, planned maintenance and document management.
A formal plan for the deployment of SAP into the international operations is in place and it is planned to complete the individual implementations by the end of fiscal 2008. The status thus far is:
•
Venezuela
–  Financials, materials management and costing was implemented at the end of April 2007 and is in production;
–  HR and payroll whilst configured has been delayed until January 2008.
•
Exploration
–  Financial and consolidations were implemented in Denver, Netherlands and all exploration offices at the end of June 2007 and are in production.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

GOLD FIELDS  2007

•
Peru
–  A project to implement financials, materials, costing, projects, planned maintenance, HR and payroll was started at the beginning of August 2007 and is planned for completion in the first quarter of 2008.
•
Australia and Ghana
–  The SAP model that is being configured in Peru will serve as the basis for an implementation in these operations later this year with a planned completion by the end of fiscal 2008.
SARBANES-OXLEY
Gold Fields, being a foreign private issuer under US SEC rules, has to comply with the requirements of the Sarbanes-Oxley Act,
2002 for fiscal 2007. Management’s compliance programme consists of self assessments, focused walk-throughs and operating effectiveness testing executed throughout the year, on a quarterly basis.
At the time of this reporting, management has completed control design and operating effectiveness testing for the Group across all significant locations, with the exception of the processes relating to preparation of US GAAP reporting (20F).
The results to date of said compliance programme indicate a very high level of compliance and no indication of a material breakdown in controls were noted.
SA PROJECT BEYOND
Gold Fields Project Beyond set out at the beginning of fiscal year 2005 to achieve contracted benefits of around R200 to
R300 million over three years. Fiscal 2007 year end represents the Project Beyond three year milestone and it can be reported that a cumulative R288 million of total cost contracted benefits has been achieved since the inception of the project.
R159 million contracted benefits were reported for fiscal 2005 to 2006 and an added R59 million during fiscal 2007. In addition explosives performance initiatives at selected shafts also contributed to additional square metres volumes with estimated cumulative added net value of around R70 million since the start of this specific project 18 months ago. R18 million value of this amount was delivered in the first six months of the project during fiscal 2006 and the balance of R52 million realising during fiscal 2007.
Adding to the reported fiscal 2005 and 2006 spend categories addressed, during fiscal 2007 contracted and total cost benefits were further delivered across various areas, which included explosives performance, rail track upgrades installation cost savings, improved scrap sales income, drill steel controls optimisation, consulting spend savings, as well as savings on various engineering contracts and improved standards. The first South Deep contracted benefits were also delivered in the form of diesel rebate savings.
Fiscal 2007 experienced continued price inflation pressure due to major demand growth with respect to key input cost drivers like steel, copper, fuels, services, food, timber, etc. with metals and minerals reaching record highs. This resulted in extreme commodity input cost price inflation during fiscal 2007, where the South African PPI index showed a 10.4 year on year inflation for June 2007. Due to the Project Beyond benefits achieved Gold Fields was able to lower the spend basket baseline to effectively achieve increases of around PPI less 3 per cent over each of the last three years.
Although Project Beyond has successfully reached its three year targeted milestone, the focus for fiscal 2008 will remain on continued improvement initiatives around total cost leadership and productivity enhancement. As part of this continuous savings and benefits delivery drive during fiscal 2008, South Deep will also receive specific spend optimisation focus.
It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased from 25 per cent in fiscal 2005 to 35 per cent of total procurement spend during fiscal 2006. Fiscal 2007 showed a further marked increase to 43 per cent. Gold Fields classifies BEE companies as “Black Owned” (>50% HDSA ownership interest), “Black
Empowered” (>25% and <50% HDSA ownership interest) and “Black Influenced” (>5% and <25% HDSA ownership interest). Gold
Fields now makes use of 508 BEE vendors as compared with 308 in the previous financial year. For purposes of determining the quantum of qualifying expenditure in respect of BEE companies, Black Owned and Black Empowered companies are weighted
100 per cent, while Black Influenced companies are weighted as per the relevant percentage HDSA ownership interest. 22 per cent of the 508 vendors are Black owned, 53 per cent Black empowered and 25 per cent Black influenced.

GLOBAL/INTERNATIONAL INTEGRATED SUPPLY CHAIN AND STRATEGIC SOURCING OPTIMISATION
The recorded fiscal 2007 cumulative new and multi year total cost benefits for the global and international operations now stands at around US$15 million. Cumulative recorded benefits for International and global over the last three years are estimated to be around US$28 million.
Delivered benefits during fiscal 2007 mainly came from the Australian Beyond Bullion cost optimisation project, through competitive tenders across various spend categories, explosives performance and contractor alliance multi year total cost initiative benefits. Benefits were also delivered in Ghana with respect to aggregated shipping rates savings, diesel rebates and a multi year tyre retread business case. Furthermore some import tariff savings were also contributed by the Peru project procurement team.
During fiscal 2007 Australia operations spend basket inflation came in at the lower end of the estimated PPI inflation range of around 4-6 per cent and Ghana at the higher end of the CPI range of 10-12 per cent. This represents an exemplary result given the global high inflation market conditions driving for example earth moving tyre shortages and related costs increases, higher contractor services, labour shortages and wage increases together with significant increases in drilling and cyanide rates, and self-generating power costs in Ghana specifically.
In Australia total cost optimisation focus will continue during fiscal 2008 through continuing Project Beyond Bullion and cost optimisation opportunities in Ghana. There will also be some focus on establishing optimal input cost baselines and exploring larger group and regional synergies across the South American operations.
PROJECT 100+
Project 100+ was established in fiscal 2005 with the focus on achieving ongoing and sustainable cost savings across the South
African operations. Fiscal 2007 has focused on improving efficiencies and controls on areas such as logistics, labour management, transport and maintenance spend. The predominant aim has been to improve cost efficiencies and identify opportunities for investment in cost reduction, in order to ensure that operations are delivering in an optimal and productive manner.
Standards and norms for labour allocation are in the process of being implemented to optimise labour allocation at all operations given its direct impact on productivity. In addition, the South African operations are in the process of implementing elements of the wellness programme to reduce absenteeism and sick leave as a means of improving overall productivity levels.
New initiatives include the reduction of lost shifts through the labour optimisation project and activity based costing, which will be implemented across all operations. These initiatives, along with efforts to improve Eskom demand side management, along with surface transport rationalisation and replacement of diesel locomotives with battery locomotives at the long life shafts, are expected to realise benefits of between R100 million (US$14 million) and R150 million (US$21 million) per annum over the next
12 to 24 months.
Nicholas J Holland
Chief Financial Officer
and Executive Director
6 September 2007
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued
GOLD FIELDS 2007

DIRECTORS’ REPORT
GOLD FIELDS 2007

The directors have pleasure in submitting their report and the annual financial statements of the company and the Group for the year ended 30 June 2007.
PROFILE
Business of the company
Gold Fields is one of the world’s largest gold exploration and development companies and ranks as South Africa’s second largest gold producer. The company produces more than 4 million ounces of gold a year at mines in South Africa, Ghana, Australia and
Venezuela. Gold Fields has proven and probable attributable gold and copper gold equivalent reserves of 94 million ounces of gold. In December 2006, it acquired Barrick Gold’s half interest in the South African South Deep gold mine for US$1.5 billion.
Gold Fields acquired Western Areas Limited in early 2007, giving it 100 per cent ownership of South Deep. The company is engaged in underground and surface mining and related activities, including exploration, extraction, processing and smelting.
FINANCIAL RESULTS
The information on the financial position and performance of the Group for the year ended 30 June 2007 is set out in the financial statements on pages 175 to 244 of this annual report. The income statement set out in this annual report shows profit attributable to Gold Fields Limited members of R2,362.5 (US$328.1 million) compared to R1,544.1 (US$241.4 million) in 2006.
COMPLIANCE WITH FINANCIAL REPORTING STANDARDS
The Gold Fields Group annual financial statements comply with International Financial Reporting Standards, the South African
Companies Act and the JSE Limited Listings Requirements (JSE Listings Requirements).
REPORTING IN UNITED STATES DOLLARS
To assist international investors, the income statement, balance sheet and cash flow statement of the Group have been translated into United States dollars on pages 200 to 240.
SHARE CAPITAL
Authorised
There was no change in the authorised share capital of the company in the year under review. The authorised share capital of
Gold Fields is R500,000,000 in 1,000,000,000 shares of 50 South African cents each.
The following are the movements in the issued and unissued share capital for the year ended 30 June 2007:
2007
2006
No of shares
Rand
No of shares
Rand
At the beginning of the year
494,824,723
247,412,361
492,294,226
246,147,113
Shares repurchased and cancelled
(1,000,000)
(500,000)
Exercise of options by participants in the
Gold Fields incentive schemes
1,384,589
692,295
3,530,497
1,765,249
Shares issued for the South Deep acquisition
65,098,754
32,549,377
Shares issued for the Capital Raising
90,850,000
45,425,000
At 30 June
652,158,066
326,079,033
494,824,723
247,412,361

In terms of the authority granted by shareholders at the annual general meeting held on 10 November 2006, all of the authorised but unissued share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, are placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to renew this authority.
In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
Repurchase of shares
The company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 10 November 2006, as shown in the table above. At the next annual general meeting, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
Listings
The abbreviated name under which the company is listed on the JSE Limited (JSE) is GFIELDS and the short code is GFI. The company, which is the sole listed entity of the Group, also has a secondary listing on the following stock exchanges:
London Stock Exchange;
Swiss Exchange; and
DIFX in Dubai, Euronext in Paris and Brussels.
The company has recently undertaken a review of its listings on The International Bulletin Board of the London Stock
Exchange and The Euronext in Paris with a view to reducing compliance obligations in jurisdictions where there are limited benefits from the listings. In addition the company is under increased pressure to reduce costs and the benefits of these listings no longer justify the costs. It is expected that these listings will be terminated by December 2007. The company’s remaining listings afford shareholders more than adequate regulatory protection.
American depository receipts listed on the New York Stock Exchange (ADR)
At 30 June 2007, the company had in issue through The Bank of New York on the New York Stock Exchange (NYSE),
228,209,815 (2006: 130,515,023) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.
The GF Management Incentive Scheme
At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive
Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the company. No further allocations of options under this scheme are being made in view of the introduction of the Gold Fields Limited 2005 Share Plan
(see below) and the scheme will be closed once all options have been exercised or forfeited.
The salient features of the scheme are that:
•
It is composed of only share options;
•
A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date; and
•
Share options expire no later than seven years from the grant date.
DIRECTORS’ REPORT continued
GOLD FIELDS 2007

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2007, this represented 3.49 per cent of shares in issue. The unexercised options under the scheme represented 0.86 per cent of shares in issue as at 30 June 2007.
Details of the scheme are as follows:
Number of
Average strike
options
price (Rps)
Outstanding at 1 July 2006
6,948,560
75.81
Movement during the year:
Granted during the year
–
Exercised and released
(899,263)
65.29
Forfeited
(457,724)
76.79
Cancelled
(6,600)
65.52
Outstanding at 30 June 2007
5,584,973
76.66
Included in the above are 2,952,112 vested options at 30 June 2007.
The GF Non-executive Director Share Plan
At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result, each non-executive director has been allocated the options detailed on page 180.
The salient features of the scheme are as follows:
•
Share options vest one year after allocation;
•
10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings;
and
•
Share options will be forfeited 30 days after directors leave the board.
No further allocations of options under this plan are being made in view of the introduction of the Gold Fields Limited 2005 Non-
executive Share Plan (see below) and the plan will be closed once all options have been exercised or forfeited.
Gold Fields Limited 2005 Share Plan
At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Share
Plan to replace the GF Management Incentive Scheme approved in 1999. The plan provides for two methods of participation, namely the Performance Allocated Share Appreciation Rights method (SARS) and the Performance Vesting Restricted Share method (PVRS). This plan seeks to attract, retain, motivate and reward participating employees on a basis which aligns the interests of such employees with those of the company’s share owners.
The salient features of the Plan are as follows:
•
PVRS and SARS will be offered to participants once a year during March;
•
PVRS are performance-related shares, granted at zero cost;
•
The PVRS will vest and be settled on the third anniversary of the grant date to existing Gold Fields employees;
•
SARS are share options, granted at the weighted average price over the last 20 trading days, and
•
The SARS will vest on the third anniversary of the grant date, but may be exercised between the third and sixth anniversary of the grant date by existing Gold Fields employees.
GOLD FIELDS 2007

Gold Fields Limited 2005 Non-executive Share Plan
At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Non-
executive Share Plan to replace the GF Non-executive Director Share Plan approved in 2001. The 2005 Non-executive Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof.
The 2005 Non-executive Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company’s share owners, thereby providing such non-executive directors with a further incentive to advance the company’s interests.
The salient features of the Plan are as follows:
•
Restricted shares are to be granted annually; and
•
Shares will vest and be settled on the third anniversary of the award date.
Equity-settled instruments issued under the Gold Fields Limited 2005 Share Plan and 2005 Non-executive Share Plan
Share
Performance
Appreciation
Average
related (PVRS)
Rights (SARS)
strike price
Outstanding at 1 July 2006 456,700 979,250 125.28
Movement during the year:
Granted during the year
1,515,797 876,559 124.19
Exercised and released (2,042)
1
(805)
1
125.28
Forfeited (64,003) (89,464) 120.13
Cancelled – – –
Outstanding at 30 June 2007
1,906,452
1,765,540
124.75
1
Represents pro-rata share allocations due to death, and to retired and retrenched employees.
The details of the executive directors’ participation in the above scheme are listed on page 180.
The directors are authorised to issue and allot all or any of such shares required for the plans, but in aggregate with the other schemes, may not exceed 5 per cent of the total issued ordinary shares in the capital of the company. The unexercised options and shares under the schemes and plans represented 1.43 per cent of shares in issue at 30 June 2007.
Consolidated table of all equity-settled instruments under all the schemes
Number of
equity securities
Outstanding at 1 July 2006 8,568,910
2
Movement during the year
Granted during the year
2,392,356
Exercised and released (912,110)
Forfeited (611,191)
Cancelled (6,600)
Outstanding at 30 June 2007
9,431,365
3
2
Included in this number are 184,400 options available to non-executive directors under the Gold Fields Non-executive Director Share Plan.
3
Included in this number are 174,400 options available to non-executive directors under the Gold Fields Non-executive Director Share Plan.
Due to the number of prohibited periods which the company has been subjected to as a result of various transactions, the expiry dates of options under the GF Management Incentive Scheme and the GF Non-executive Director Share Plan have been extended so as to not prejudice the individuals affected.
DIRECTORS’ REPORT continued
GOLD FIELDS 2007

DIRECTORATE
Composition of the board
The board currently consists of two executive directors and 11 non-executive directors of which 10 are independent.
The following changes in directorate occurred during the year under review:
Director
Nature of change
Date of change
Jakes Gerwel
Resigned
10 November 2006
Gill Marcus
Appointed
14 February 2007
Directors retiring in terms of the company’s articles of association are K Ansah, PJ Ryan, A Grigorian, TMG Sexwale and
G Marcus. A Grigorian and TMG Sexwale have indicated that they are not available for re-election. The remaining directors are eligible and offer themselves for re-election.
The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.
Interest of directors
As at 30 June 2007, the directors’ beneficial and non-beneficial, direct and indirect interest in the issued share capital of the company was 0.033 per cent (2006: 0.086 per cent) in aggregate and per director, no one director individually exceeds one per cent of the issued share capital or voting control of the company.
Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Director
2007
2006
2007
2006
2007
2006
2007
2006
Alan J Wright
68,582
68,582
67,108
67,108
–
–
–
–
Ian D Cockerill
–
–
62,000
62,000
–
–
–
–
Nicholas J Holland
–
–
–
–
–
–
–
–
Kofi Ansah
–
–
–
–
–
–
–
–
Michael J McMahon
–
–
–
–
–
–
–
–
Patrick J Ryan
–
–
–
–
–
–
–
–
Tokyo M G Sexwale
–
–
–
–
–
–
–
–
Chris I von Christierson
–
–
–
–
–
–
–
–
Rupert L Pennant-Rea
–
–
–
–
–
–
–
–
Artem Grigorian
–
–
–
–
–
–
–
–
John G Hopwood
15,000
15,000
–
–
–
–
–
–
Donald M J Ncube
–
–
–
–
–
–
–
–
Gill Marcus
–
–
–
–
–
–
–
–
Total
83,582
83,582
129,108
129,108
–
–
–
–
At the date that this annual report was prepared, the only director to acquire or dispose of any of the shares held by them as at
30 June 2007, was G Marcus who acquired 1,900 ordinary shares on 10 August 2007.
The company has not entered into any contracts of service, other than the service contracts with the executive directors of the company.
GOLD FIELDS 2007

Directors’ equity-settled Instruments
The directors held the following equity-settled instruments at 30 June 2007:
Equity-settled
Equity-settled
Equity-settled instruments
Equity-settled
instruments
instruments granted
exercised during
instruments
at 30 June 2006
during the year
the year
at 30 June 2007
Average
Average
Average
Average
strike
strike
strike
2
Benefit
strike
price
price
price
arising
price
Number
(rand)      Number
(rand)      Number
(rand)   (R million)      Number
(rand)
Alan J Wright
58,000
64.87
2,800
1
–
60,800            61.88
Ian D Cockerill
520,800
72.95
51,500
74.00
572,300            73.02
Nicholas J Holland
212,650
74.74
30,500
77.00
243,150            74.97
Kofi Ansah
9,700
47.38
1,900
1
–
11,600           39.62
Michael J McMahon
33,000
80.91
1,900
1
–
10,000           130,68         1,299
24,900            79.68
Patrick J Ryan
23,000
86.27
1,900
1
–
24,900            79.68
Tokyo M G Sexwale
30,700
73.73
1,900
1
–
32,600            69.43
Chris I von Christierson
23,000
86.27
1,900
1
–
24,900            79.68
Jakes G Gerwel
3
3,000                 –
1,200
1
–
4,200                  –
Rupert L Pennant-Rea
28,000
75.71
1,900
1
–
29,900            70.90
Artem Grigorian
–
–
1,900
1
–
1,900                  –
John G Hopwood
–
–
800
1
–
800                  –
Donald M J Ncube
–
–
800
1
–
800                  –
Gill Marcus
–
–
–
1
Restricted shares awarded in terms of the Gold Fields Limited 2005 Non-executive Share Plan
2
Benefit to individuals prior to taxation
3
Director who retired during the year under review
A register of detailed equity-settled instruments outstanding by tranche is available for inspection at the company’s registered office.
The equity-settled instrument terms are detailed on pages 177 and 178.
DIRECTORS’ REPORT continued
GOLD FIELDS 2007

Directors’ fees
In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.
Board fees
Pension
Directors'
Committee
3
Travel
1
Total  scheme total
fees
fees
allowances
Salary
bonus contributions
2
2007
2
2006
Executive
ID Cockerill
5,039,623.00 2,469,717.00
746,120.00 8,255,460.00
7,364,647.00
NJ Holland
2,978,829.00 1,625,150.00
536,083.00 5,140,062.00
5,093,648.00
Non-executive
Alan J Wright
1,000,000.00
29,000.00
1,029,000.00
834,625.00
Kofi
Ansah
181,250.00      141,426.10     143,200.00
465,876.10
474,350.00
Michael J McMahon
181,250.00
154,500.00
29,000.00
364,750.00
384,666.00
Patrick J Ryan
173,125.00
144,375.00
114,200.00
431,700.00
521,850.00
Tokyo MG Sexwale
148,750.00
34,143.65
–
182,893.65
323,375.00
Chris I von Christierson
156,875.00
94,625.00
85,800.00
337,300.00
487,475.00
Jakes G Gerwel
4
60,516.30       29,988.40
90,504.70
262,500.00
Rupert L Pennant-Rea
165,000.00
125,250.00
114,200.00
404,450.00
444,975.00
Artem
Grigorian
181,250.00     114,125.00     143,200.00
438,575.00
254,875.00
John G Hopwood
181,250.00
230,000.00
29,000.00
440,250.00
85,833.00
Donald MJ Ncube
173,125.00
122,323.90
29,000.00
324,448.90
80,250.00
Gill Marcus
70,000.00
5,856.35
75,856.35
Total
2,672,391.30   1,196,613.40     716,600.00  8,018,452.00  4,094,867.00  1,282,203.00  17,981,126.70 16,613,069.00
Notes
1
Bonuses are for F2006 performance, paid in F2007
2
These amounts reflect the full director’s emoluments in rand for comparative purposes. The portion of executive directors’ emoluments payable in US dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors’ offshore for offshore companies. The total US dollar amounts paid for F2007 were as follows: ID Cockerill $345,668 and NJ Holland $170,873 which are included in the total remuneration reflected in the table above
3
A travel allowance for the non-executive directors was approved at the AGM held on 17 November 2005
4
JG Gerwel resigned on 10 November 2006
Remuneration policy
The company’s remuneration policy is determined by the Compensation Committee, utilising appropriate external advice in evaluating and setting this policy.
Gold Fields’ remuneration philosophy is aimed at attracting and retaining motivated high-calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of fixed and performance-based remuneration which provides for high performers to be well rewarded.
Executives are paid gross remuneration packages (GRP), which include all fixed elements of remuneration, with the exception of a standard 24 working days’ leave per annum, with the company having no contingent retirement or medical liabilities. A portion of the fixed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined, usually effective January each year, by the Compensation Committee informed by remuneration surveys to which the company subscribes and independent advice, where necessary.
The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of
50 per cent of their GRPs for on-target performance. This incentive bonus could increase above 50 per cent due to specific
GOLD FIELDS 2007

out-performance. Incentive bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In the case of other executives, corporate and operational objectives (where applicable) comprise 60 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2007, the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 35.9 per cent of GRP.
The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question. The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per ounce produced (30 per cent) and total gold produced (25 per cent).
Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is reviewed by the Compensation Committee at the end of the year.
The fees for non-executive directors are dealt with by a special non-executive remuneration committee comprising independent external parties. Proposed changes to the fees payable to non-executive directors, together with proposed awards under The
Gold Fields Limited 2005 Non-executive Share Plan (details of the Plan are provided on page 180), are set out in the notice of the annual general meeting which accompanies this report.
Directors’ and officers’ disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group.
Related party information is disclosed on pages 232 to 234.
FINANCIAL AFFAIRS
Dividend policy
The company’s dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.
Interim dividend
On Thursday, 25 January 2007, the company declared an interim cash dividend of 90 SA cents per ordinary share (2006: 40 SA cents) to shareholders reflected in the register of the company on Friday, 10 February 2007.
This dividend was paid on Monday, 19 February 2007.
Final dividend
On Wednesday, 1 August 2007, the company declared a final cash dividend of 95 SA cents per ordinary share (2006: 110 SA cents) to shareholders reflected in the register of the company on Friday, 17 August 2007. The dividend was declared in the currency of the Republic of South Africa.
This dividend was paid on Monday, 27 August 2007.
DIRECTORS’ REPORT continued
GOLD FIELDS 2007

The dividend resulted in a total dividend of 185 SA cents per share for the year, with the final dividend being accounted for in
2008.
Borrowing powers
In terms of the provisions of article 12.1 of the articles of association, the borrowing powers of the company are unlimited.
Fixed assets
Capital expenditure
Capital expenditure for the year amounted to R6,096 million (2006: R2,642 million). Estimated capital expenditure for the 2008 financial year is R7,310 million and will be funded from internal sources and, to the extent necessary, borrowings.
Investments
Disposals
During the year under review, the major disposals and the proceeds related thereto included the following:
• Avoca Resources Limited – R147 million
• Comaplex Minerals Corporation – R101 million
Acquisitions
R490 million of investments were made during the year which included investments in the following:
• Sino Gold Limited – R350 million
• Conquest Mining Limited – R62 million
As was indicated in 2006, pursuant to an agreement reached on 15 July 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of US$6 million to CVG payable in instalments. The Ministry of Basic Industries and Mines (MIBAM), who was
intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process.
Nevertheless, Gold Fields’ counsel has indicated that from a legal perspective, the parties do not require further authorisation from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Certain procedural steps, including the formal transfer of shares to Gold Fields evidencing such ownership, are still in progress.
South Deep Life of Mine re-assessment
Shareholders were advised on 11 September 2006 of the various transactions that would be entered into for the acquisition by
Gold Fields Limited of the South Deep Gold Mine (South Deep) from Barrick Gold Corporation and Western Areas Limited (the previous owners). The purchase price allocation for the acquisition was based on the feasibility study (original study) undertaken by the previous owners. Gold Fields Limited performed a due diligence on the original study. The South Deep mineral resources are being re-modelled and re-evaluated and various options to extract the orebody are currently being assessed as part of the
Kloof-South Deep optimisation project. This will result in a revised mine plan for South Deep. The provisional purchase price allocation which is based on the original study could possibly change once the revised mine plan for the South Deep Gold mine is approved by the Board.
GOLD FIELDS 2007

Significant announcements
6 September 2006
Gold Fields announced that it will invest R4.7 billion in the deepening of Driefontein and Kloof Gold Mines in South Africa, which would access an additional 10.8 million ounces of gold below the current infrastructure of the two mines.
11 September 2006
Shareholders of Gold Fields are advised that Gold Fields has entered into an agreement with Barrick Gold Corporation (Barrick)
to purchase, through the acquisition of a subsidiary company of Barrick, its 50 per cent interest in South Deep Gold Mine for a total consideration of US$1.525 billion.
11 September 2006
Gold Fields shareholders are advised that Gold Fields has undertaken to the Board of Directors of Western Areas to make an offer to the Western Areas shareholders to acquire the entire issued share capital of Western Areas (other than those shares already owned by Gold Fields). Gold Fields currently holds 18 per cent of the issued share capital of Western Areas. The Offer will be implemented by way of a general offer in terms of section 440 et seq of the Companies Act (Act 61 of 1973) as amended
(the "Act") to which there will be no condition as to a minimum level of acceptances.
30 October 2006
Gold Fields Limited today listed on the Dubai International Financial Exchange (DIFX). Gold Fields is the first African, South
African and gold mining company to list on this exchange.
10 November 2006
Gold Fields Limited announces that the South African Department of Minerals and Energy has formally approved the conversion of the company’s old order mining licenses for all three of the Company’s operating mines in South Africa: the Driefontein, Kloof and Beatrix into new order licenses.
23 November 2006
Gold Fields enter into a major new strategic alliance with Sino Gold to grow China through acquiring an additional 6.5 million ordinary shares in Sino Gold, placing Gold Fields as the largest shareholder at 17.4 per cent. This will result in the integration of
Gold Fields existing exploration assets and personnel in China into Sino Gold which will in future conduct all of Gold Fields exploration activity in China.
28 November 2006
Gold Fields to invest US$175 million in two significant expansion projects at Tarkwa Gold Mine in Ghana with construction expected to commence in the first quarter 2007.
25 January 2007
Gold Fields announced that the Western Areas Limited hedge book has been terminated at a total net cost of US$528 million.
31 January 2007
Gold Fields announced the successful completion of the capital raising announced on 25 January 2007, resulting in 79 million new shares in Gold Fields being placed by way of a private placement at an offer price of R112.66. The gross proceeds received of approximately R8.9 billion which would be used to repay various debt.
11 April 2007
Gold Fields completes the acquisition of Western Areas Limited whose listing will terminate on 30 March 2007.
DIRECTORS’ REPORT continued
GOLD FIELDS 2007

20 April 2007
Gold Fields Limited has mandated ABN AMRO and Barclays Capital as Mandated Lead Arranger and Joint Bookrunners for
a US$750 million syndicated dual tranche revolving credit facility (the “Facility”). The syndication was launched on Monday,
April 16. The Facility will be used by Gold Fields for refinancing of its existing debt and for general corporate funding purposes. It is structured as a five year revolving credit facility (US$500 million) and a 364 day facility (US$250 million) with bullet repayments.
Western Areas Limited (WAL) drew down US$500 million from the five-year facility and US$50 million from the 364 day facility to repay the bridge financing of the WAL hedge close out. Orogen Holdings drew down US$168 million from the 364 day facility to repay and cancel their 3-year term loan. At year end there was US$32 million available in the 364 day facility.
GOING CONCERN
The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the Group have adequate resources to continue as a going concern for the foreseeable future.
DEMATERIALISATION OF SHARES (STRATE)
Shareholders are reminded that as a result of the clearing and settlement of trades through STRATE, the company’s share certificates are no longer good for delivery for trading. Dematerialisation of the company’s share certificates is now a prerequisite when dealing in the company’s shares.
PROPERTY
The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.
OCCUPATIONAL HEALTHCARE SERVICES
As previously reported, occupational healthcare services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate.
The Group is monitoring developments in this regard.
ENVIRONMENTAL OBLIGATIONS
The Group has made provision in the financial statements for environmental rehabilitation costs amounting to R1,414 million
(2006: R1,079 million). Cash contributions of R53 million (2006: R48 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R628 million
(2006: R484 million).
SPECIAL RESOLUTIONS ADOPTED BY SUBSIDIARY COMPANIES
There were no special resolutions passed by subsidiary companies during the year under review that related to capital structure, borrowing powers, the object clause contained in the memorandum of association or any other material matter that affects the understanding of the company and its subsidiaries.
LITIGATION
There are no legal or arbitration proceedings in which any member of the Gold Fields Group is or has been engaged, including any such proceedings which are pending or threatened of which Gold Fields is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2007, a material effect on the Group’s financial position.
GOLD FIELDS 2007

DIRECTORS’ REPORT continued
GOLD FIELDS 2007

ADMINISTRATION
The office of company secretary of Gold Fields Limited was held by Mr C Farrel for the year under review. GFL Mining Services
Limited continues to act as administrative, financial and technical advisors to the company.
Computershare Investor Services 2004 (Pty) Limited is the company’s South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.
AUDITORS
PricewaterhouseCoopers Inc. will continue in office in accordance with section 270(2) of the Companies Act.
SUBSIDIARY COMPANIES
Details of major subsidiary companies in which the company has a direct or indirect interest are set out on pages 241 and 242.

ACCOUNTING POLICIES
GOLD FIELDS 2007

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
1.
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with International Financial
Reporting Standards (IFRS) and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders’ equity.
Change in accounting policies
Capitalisation of costs relating to Ore Reserve Development (ORD)
On 1 July 2006, the Group changed its accounting policy on Ore Reserve Development (ORD) costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously,
ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group’s policy with those of its global industry peers.
The effect of the change in accounting policy is presented below:
2004 and
2006
2005
prior years
Decrease in operating costs
779.2
796.6
895.3
Increase in amortisation
(538.6)
(570.8)
(220.0)
Increase in profit before tax
240.6
225.8
675.3
Increase in deferred tax
(85.1)
(82.3)
(277.9)
Increase in profit for the year
155.5
143.5
397.4
Increase in property, plant and equipment
2,471.1
1,691.9
895.3
Increase in accumulated depreciation
1,329.4
790.8
220.0
Increase in deferred taxation
445.3
360.2
277.9
The impact of the change in accounting policy for the current financial year is an increase in earnings of R202.9 million.
Standards, interpretations and amendments to published standards effective in fiscal 2007
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:
IAS 21 (Amendment) Net Investment in a Foreign Operation
IAS 19 (Amendment) Employee Benefits
IAS 39 (Amendment) Cash Flow Hedge Accounting of Forecast Intragroup Transaction
IAS 39 (Amendment) The Fair Value Option
IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts

IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards
IFRS 6 (Amendment) Exploration for and Evaluation of Mineral Resources
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
AC 503 Accounting for Black Economic Empowerment (BEE) Transactions.
These standards, interpretations and amendments did not have a material effect on the Group.
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the
Group’s accounting periods beginning on 1 July 2007 or later periods but have not been early adopted by the Group. These standards, amendments and interpretations are:
IAS 1 (Amendment) Presentation of Financial Statements – Capital Disclosures (1 January 2007)
IFRS 7 Financial Instruments: Disclosures (1 January 2007)
IFRS 8 Segment Reporting (1 January 2009)
IFRIC 10 Interim Financial Reporting and Impairment (30 June 2008)
IFRIC 11 Group and Treasury Share Transactions (30 June 2008)
IFRIC 12 Service Concession Arrangements (30 June 2009)
IFRIC 13 Customer Loyalty Programmes (1 July 2008)
IFRIC 14 IAS 19 – The limit on a Defined Benefit Asset minimum funding requirements and their interaction (1 January 2008)
Management is currently reviewing the impact of these standards on the Group.
Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments, write-downs of inventory to net realisable value; post-retirement healthcare liabilities, the fair value and accounting treatment of derivative financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Carrying value of property, plant and equipment
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.
ACCOUNTING POLICIES
GOLD FIELDS 2007

GOLD FIELDS 2007

Mobile and other equipment is depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
•
Changes in proved and probable mineral reserves;
•
Differences between actual commodity prices and commodity price assumptions;
•
Unforeseen operational issues at mine sites;
•
Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•
Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions.
It is reasonably possible that the gold price assumption may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
The carrying amount of property, plant and equipment at 30 June 2007 was R41,971 million (2006 restated: R24,316 million).
Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the
Group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 30 June 2007:
•
Deferred taxation liability: R5,980 million (2006 restated: R5,551 million)
•
Taxation liability: R516 million (2006: R348 million)
Provision for environmental rehabilitation costs
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.
The carrying amounts of the rehabilitation obligations at 30 June 2007 were R1,414 million (2006: R1,079 million).
Stockpiles, gold in process and product inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on current metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.
The carrying amount of inventories at 30 June 2007 was R1,588 million (2006: R1,168 million).
Financial instruments
The estimated fair value of financial instruments is determined at discrete points in time based on the relevant market information. Fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments at 30 June 2007 was R98 million negative
(2006: R22 million).
Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
2.
CONSOLIDATION
2.1.
Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.
The Group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries.
Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.
The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of exchange plus costs directly attributable to the acquisition.
ACCOUNTING POLICIES continued
GOLD FIELDS 2007

GOLD FIELDS 2007

Any excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of subsidiaries at the date of acquisition is recorded as goodwill. Goodwill is stated at cost and is not amortised, but is tested for impairment on an annual basis. Any excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost is immediately accounted for in earnings.
Inter-company transactions, balances and unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.
2.2.
Transactions with minority interests
Transactions with minority interests are treated as transactions with equity owners of the Group. For purchases from minority interests, the difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is accounted for in equity. Gains or losses on disposals to minority interests are also recorded in equity, as gains or losses on transacting with minorities.
2.3.
Associates
The equity method of accounting is used for an investment over which the Group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective date of acquisition to the date that the Group ceases to have significant influence.
Results of associates are equity accounted using the results of their most recent audited annual financial statements or unaudited interim financial statements. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.
3.
FOREIGN CURRENCIES
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rands, which is the company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.
Translation differences on available-for-sale equities are included in the revaluation reserve in equity.
3.1.
Foreign operations
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities are translated at the exchange rate ruling at the balance sheet date. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e.
the reporting entity’s interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on disposal.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

4.
PROPERTY, PLANT AND EQUIPMENT
4.1.
Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.
Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.
Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the Group’s respective mining leases.
4.2.
Borrowing costs
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.
4.3.
Mineral and surface rights
Mineral and surface rights are recorded at cost less accumulated depreciation and accumulated impairment losses.
When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights has diminished below cost, a write-down is effected against income in the period that such determination is made.
4.4.
Land
Land is shown at cost and is not depreciated.
4.5.
Other assets
Other assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.
4.6.
Amortisation and depreciation of mining assets
Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular orebody and the method of mining that orebody. To achieve this the following calculation methods are used:
•
Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.
•
Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.
•
At the Australian operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.
Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.
ACCOUNTING POLICIES continued
GOLD FIELDS 2007

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4.7.
Depreciation of non-mining assets
Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives as follows:
•
Vehicles, 20 per cent
•
Computers, 33.3 per cent
•
Furniture and equipment, 10 per cent
The assets’ useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.
4.8.
Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested.
Exploration activities at certain of the Group’s international operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.
4.9.
Impairment
Recoverability of the carrying value of the long-term mining assets of the Group is reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable, and annually at the end of the financial year.
To determine whether a long-term mining asset may be impaired, the higher of “value in use” or “fair value less cost to sell” is compared to the carrying value to determine whether a long-term mining asset may be impaired.
A cash-generating unit is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.
Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.
Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.
When any infrastructure is closed down during a year, any carrying value attributable to that infrastructure is impaired.
4.10.  Leases
Operating lease costs are charged against income on a straight-line basis over the period of the lease.
5.
GOODWILL
Goodwill is stated at cost less accumulated impairment losses. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/associate at the date of acquisition.
Goodwill on acquisition of associates is tested for impairment as part of the carrying amount of the investment in associate whenever there is any objective evidence that the investment may be impaired. Goodwill on acquisition of a subsidiary is assessed at each balance sheet date or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount.
Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-
generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
6.
WASTE NORMALISATION OR DEFERRED STRIPPING
At the Group’s Australian and Venezuelan open pit operations, costs related to removing waste within the ore body once it has been exposed, are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by determining the ratio of ounces mined in each period to total proved and probable reserve ounces expected to be recovered from the pit and applying this ratio to total waste removal costs expected to be incurred over the life of the pit. The resultant asset created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset.
At the Ghanaian operations, the stripping ratio is fairly consistent over the life of mine and therefore waste normalisation is not required.
7.
DEFERRED TAXATION
Deferred taxation is provided in full, using the balance sheet method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.
These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.
Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are impaired if recovery is no longer probable.
No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.
8.
INVENTORIES
Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group’s international operations, gold-in-process for such operations represents either production in broken ore form, gold in circuit or production from the time of placement on heap leach pads.
Cost is determined on the following basis:
•
Gold on hand and gold-in-process is valued using weighted average cost. Cost includes production, amortisation and related administration costs.
•
Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
Net realisable value is determined with reference to relevant market prices.
ACCOUNTING POLICIES continued
GOLD FIELDS 2007

GOLD FIELDS 2007

9.
FINANCIAL INSTRUMENTS
Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
9.1.
Investments
Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.
Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.
Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.
Investments in subsidiaries are recognised at cost less accumulated impairment losses.
9.2.
Derivative financial instruments
The Group’s general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure;
•
for specific debt servicing requirements; and
•
to safeguard the viability of higher cost operations.
The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.
On the date a derivative contract is entered into, the Group designates the derivative as (i) a hedge of the fair value of a recognised asset or liability (fair value hedge); (ii) a hedge of a forecasted transaction (cash flow hedge), (iii) a hedge of a net investment in a foreign entity; or (iv) should the derivative not fall into one of the three categories above it is not regarded as a hedge.
Derivative financial instruments are initially recognised in the balance sheet at fair value and subsequently remeasured at their fair value or amortised cost, unless they meet the criteria for the normal purchases normal sales exemption. Recognition of derivatives which meet the above criteria under IAS 39 is deferred until settlement.
Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk. If the hedge no longer meets the requirements for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest rate method is used is amortised to profit or loss over the period to maturity.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders’ equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the requirements for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.
Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.
9.3.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short term maturity.
Bank overdrafts are included within current liabilities in the balance sheet.
9.4.
Trade receivables
Trade receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for credit losses. Estimates are made for allowances for credit losses based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.
9.5.
Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
9.6.
Embedded derivatives
The Group assesses whether an embedded derivative is required to be separated from a host contract and accounted for as a derivative when the Group first becomes a party to a contract. Subsequent reassessment is not performed unless there is a change in the terms of the contract that significantly modifies the cash flows.
9.7.
Financial guarantees
Financial guarantee contracts are accounted for as financial instruments and are recognised initially at fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, contingent liabilities and assets), and the initial amount recognised less cumulative amortisation.
10.
PROVISIONS
Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
ACCOUNTING POLICIES continued
GOLD FIELDS 2007

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11.
BORROWINGS
Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.
Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
12.
ENVIRONMENTAL OBLIGATIONS
Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.
Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.
Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.
The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.
For the South African operations annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of Minerals and Energy. The amounts contributed to this trust fund are included under non-
current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.
13.
EMPLOYEE BENEFITS
13.1.  Pension and provident funds
The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.
Contributions to defined contributions funds are charged against income as incurred.
13.2.  Post-retirement health care costs
Medical cover is provided through a number of different schemes. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.
13.3.  Share-based payments
The Group operates a number of equity-settled compensation plans. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the modified Black Scholes and Monte Carlo simulation models on the date of grant.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date.
Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.
The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group's estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.
13.4. Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.
14.
SHARE CAPITAL
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction therefrom, net of tax.
Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.
15.
REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable.
Revenue comprises the value of gold sold.
15.1   Revenue arising from gold and gold equivalent sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.
15.2   Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.
15.3   Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.
15.4   Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.
16.
DIVIDENDS DECLARED
Dividends and the related taxation thereon are recognised only when such dividends are declared.
ACCOUNTING POLICIES continued
GOLD FIELDS 2007

GOLD FIELDS 2007

17.
EARNINGS/(LOSS) PER SHARE
Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. A diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.
18.
SEGMENTAL REPORTING
The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.
19.   COMPARATIVES
Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year, except for as described in Note 1 under Accounting policies.
20.
ADDITIONAL US DOLLAR FINANCIAL INFORMATION
The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.
This information is provided as supplementary information for convenience purposes only.

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
Notes
2007
2006
2,282.0
2,735.2
Revenue 1
19,693.1
14,604.7
(1,803.2)
(2,076.3)
Cost of sales 2
(14,949.0)
(11,540.5)
478.8
658.9
Net operating profit
4 744.1
3,064.2
26.8
26.8
Investment income 3
192.7
171.8
(9.7)
(64.6)
Finance expense 4
(465.3)
(62.2)
14.6
15.4
Unrealised gain on financial instruments
111.2
93.1
(18.3)
(18.8)
Realised loss on financial instruments
(135.7)
(117.1)
–
(15.1)
Loss on foreign exchange
(109.0)
–
(16.1)
(2.3)
Other costs
(16.7)
(103.1)
(10.6)
(12.5)
Share-based payments 5
(89.9)
(67.6)
(38.7)
(40.9)
Exploration expense
(294.2)
(247.9)
0.1
3.1
Share of profits of associate after taxation
22.5
0.4
6.3
26.8
Profit on disposal of investments
193.0
40.3
3.7
7.4
Profit on disposal of property, plant and equipment
53.5
23.6
436.9
584.2
Profit before taxation 6
4,206.2
2,795.5
(160.0)
(218.4)
Mining and income tax 7
(1,572.2)
(1,023.9)
276.9
365.8
Profit for the year
2,634.0
1,771.6
Profit attributable to:
241.4
328.1
– Ordinary shareholders of the company
2,362.5
1,544.1
35.5
37.7
– Minority shareholders
271.5
227.5
276.9
365.8
2,634.0
1,771.6
Earnings per share attributable to ordinary shareholders
of the company:
49
59
Basic earnings per share – cents 8.1
423
313
47
55
Diluted earnings per share – cents 8.2
398
298
13
28
Dividends per share – cents 9
200
80
Exchange rate: R7.20/US$ (F2006: R6.40/US$)
The accompanying notes form an integral part of these financial statements
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
Notes
2007
2006
ASSETS
3,672.1
6,899.3
Non-current assets
49,329.8
27,284.0
3,272.7
5,870.0
Property, plant and equipment 10
41,970.8
24,316.1
–
623.7
Goodwill 11
4,458.9
–
2.6
5.1
Investment in associates 12
36.2
19.2
331.7
312.7
Investments 13
2,236.2
2,464.7
65.1
87.8
Environmental trust fund 14
627.7
484.0
585.6
851.0
Current assets
6,085.1
4,351.2
157.2
222.0
Inventories 15
1,587.5
1,168.0
146.3
293.8
Trade and other receivables 16
2,100.6
1,087.3
34.0
8.8
Deferred stripping costs
63.0
252.5
30.4
–
Financial instruments 17
–
225.9
217.7
326.4
Cash and cash equivalents 18
2,334.0
1,617.5
4,257.7
7,750.3
Total assets
55,414.9
31,635.2
EQUITY AND LIABILITIES
40.2
51.1
Share capital
326.1
247.4
1,502.8
4,064.3
Share premium
27,840.0
9,441.8
338.9
35.9
Other reserves
1,585.6
4,689.1
662.8
831.2
Retained earnings
5,872.4
4,640.9
2,544.7
4,982.5
Shareholders' equity attributable to ordinary shareholders
35,624.1
19,019.2
147.3
207.2
Minority interests
1,482.2
982.3
2,692.0
5,189.7
Total shareholders' equity per statement
37,106.3
20,001.5
1,166.9
1,950.8
Non-current liabilities
13,948.4
8,670.2
747.1
836.3
Deferred taxation 19
5,979.6
5,551.3
272.1
913.8
Borrowings 20
6,533.7
2,021.6
147.7
200.7
Provisions 21
1,435.1
1,097.3
398.8
609.8
Current liabilities
4,360.1
2,963.5
308.6
484.6
Trade and other payables 22
3,464.4
2,293.7
–
3.3
Bank overdraft 18
23.9
–
46.9
72.2
Taxation
516.4
348.1
43.3
49.7
Current portion of borrowings 20
355.4
321.7
4,257.7
7,750.3
Total equity and liabilities
55,414.9
31,635.2
Exchange rate: R7.15/US$ (F2006: R7.43/US$)
The accompanying notes form an integral part of these financial statements
CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007
GOLD FIELDS 2007

Figures in Rand millions unless otherwise stated
Equity
portion of
Foreign
Number of
Ordinary
convertible
currency
ordinary shares
share
Share
debt    translation
in issue
capital
premium
(Mvela)  adjustment
SOUTH AFRICAN RAND
Balance at 30 June 2005
492,294,226                246.1
9,325.1 3,130.2 (191.8)
Effect of change in accounting policy
– capitalisation of ore reserve
development (Note 1)
– – – – –
Balance at 30 June 2005 – restated
492,294,226                246.1
9,325.1 3,130.2 (191.8)
Mark-to-market gain on listed investments – – – – –
Realised gain on disposal of listed
investments
– – – – –
Net gains recognised directly in equity – – – – –
Profit for the year – – – – –
Dividends paid – – – – –
Share-based payments – – – – –
Loans repaid to minority shareholders – – – – –
Reserves arising on acquisition
of subsidiaries
– – – – –
Shares repurchased and cancelled (1,000,000) (0.5) (74.4) – –
Exercise of employee share options 3,530,497 1.8 191.1 – –
Foreign exchange translation – – – – 818.6
Balance at 30 June 2006
494,824,723                247.4
9,441.8 3,130.2 626.8
Mark-to-market gain on listed investments – – – – –
Realised gain on disposal of listed
investments
– –
–                      –
–
Net gains recognised directly in equity – – – – –
Profit for the year – – – – –
Dividends paid – – – – –
Share-based payments – – – – –
Loans repaid to minority shareholders – – – – –
Loans received from minority shareholders – – – – –
Arising on acquisition of subsidiaries – – – – –
Loss on transacting with minorities (Note 27) – – – – –
Shares issued in connection with
capital raising
90,850,000 45.5 10,231.7 – –
Shares issued in connection with the
acquisition of subsidiaries
65,098,754 32.5 8,297.1 – –
Transaction costs relating to issue of shares (207.4) – –
Exercise of employee share options 1,384,589 0.7 76.8 – –
Foreign exchange translation – – – – 160.7
Balance at 30 June 2007
652,158,066
326.1
27,840.0
3,130.2
787.5
The accompanying notes form an integral part of these financial statements.
CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Share-
Trans-
Equity
Fair value
Asset
based
actions
attributable
adjustment
revaluation
payment                with
Retained
to
ordinary
Minority
Total
reserve         reserve         reserve
minorities
earnings
shareholders
interests            equity
138.4
–
89.7                      –
2,986.9
15,724.6
809.5
16,534.1
–
–
–
–
540.9
540.9
–
540.9
138.4
–
89.7
–             3,527.8
16,265.5
809.5
17,075.0
434.8
–
–
–
–
434.8                   –
434.8
(3.1)
–
–
–
–
(3.1)                  –
(3.1)
431.7
–
–
–
–
431.7
–
431.7
–
–
–
–
1,544.1
1,544.1            227.5
1,771.6
–
–
–
–
(394.5)
(394.5)           (83.2)
(477.7)
–
–
67.6
–
–
67.6                   –
67.6
–
–
–
–
–
–
(144.2)
(144.2)
–
204.7                      –
–
(36.5)
168.2
135.9
304.1
–
–
–
–
–
(74.9)                 –
(74.9)
–
–
–
–
–
192.9                  –
192.9
–
–
–
–
–
818.6              36.8
855.4
570.1
204.7
157.3
–
4,640.9
19,019.2
982.3
20,001.5
375.0
–
–
–
–
375.0                   –
375.0
(169.3)
–
–
–
–
(169.3)                  –
(169.3)
205.7
–
–
–
–
205.7                   –
205.7
–
–
–
–
2,362.5
2,362.5             271.5
2,634.0
–
–
–
–
(1,131.0)
(1,131.0)           (10.3)
(1,141.3)
–
–
89.9
–
–
89.9                    –
89.9
–
–
–
–
–
–
(90.1)
(90.1)
–
–
–
–
–
–
9.5
9.5
-
–
–
–
–
–
330.2                330.2
-                      –
–
(3,559.8)                     –
(3,559.8)
4.9
(3,554.9)
–
–
–
–
–
10,277.2                   –
10,277.2
–
–
–
–
–
8,329.6                   –
8,329.6
–
–
–
–
–
(207.4)                  –
(207.4)
–
–
–
–
–
77.5
–
77.5
–
–
–
–
–
160.7             (15.8)             144.9
775.8
204.7
247.2
(3,559.8)           5,872.4
35,624.1
1,482.2
37,106.3

Figures in US Dollars millions unless otherwise stated
Equity
portion of
Foreign
Number of
Ordinary
convertible
currency
ordinary shares
share
Share
debt    translation
in issue
capital
premium
(Mvela)  adjustment
UNITED STATES DOLLAR
Balance at 30 June 2005
492,294,226                 40.0
1,484.6 453.7 (64.1)
Effect of change in accounting policy
– capitalisation of ore reserve
development (Note 1) – – – – –
Balance at 30 June 2005 – restated
492,294,226                  40.0
1,484.6 453.7 (64.1)
Mark-to-market gain on listed investments – – – – –
Realised gain on disposal of listed
investments
– – – – –
Net gains recognised directly in equity – – – – –
Profit for the year – – – – –
Dividends paid – – – – –
Share-based payments – – – – –
Loans repaid to minority shareholders – – – – –
Reserves arising on acquisition
of subsidiaries
– – – – –
Shares repurchased and cancelled (1,000,000) (0.1) (11.6) – –
Exercise of employee share options 3,530,497 0.3 29.8 – –
Foreign exchange translation – – – – (189.1)
Balance at 30 June 2006 – restated
494,824,723                  40.2
1,502.8 453.7 (253.2)
Mark-to-market gain on listed investments – – – – –
Realised gain on disposal of listed
investments
– – – – –
Net gains recognised directly in equity – – – – –
Profit for the year – – – – –
Dividends paid – – – – –
Share-based payments – – – – –
Loans repaid to minority shareholders – – – – –
Loans received from minority shareholders – – – – –
Arising on acquisition of subsidiaries – – – – –
Loss on transacting with minorities – – – – –
Shares issued in connection with
capital raising
90,850,000 6.3 1,155.1 – –
Shares issued in connection with the
acquisition of subsidiaries
65,098,754 4.5 1,421.1 – –
Transaction costs relating to issue of shares – – (25.4) – –
Exercise of employee share options 1,384,589 0.1 10.7 – –
Foreign exchange translation – – – – 150.2
Balance at 30 June 2007
652,158,066
51.1
4,064.3
453.7
(103.0)
The accompanying notes form an integral part of these financial statements.
CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Share-
Trans-
Equity
Fair value
Asset
based
actions
attributable
adjustment
revaluation
payment                with
Retained
to
ordinary
Minority
Total
reserve          reserve         reserve
minorities
earnings
shareholders
interests            equity
10.0
–
14.4                      –
408.4
2,347.0
120.8
2,467.8
–
–
–
–
80.7
80.7
–
80.7
10.0
–
14.4                      –
489.1
2,427.7
120.8
2,548.5
67.9
–
–
–
–
67.9
–
67.9
(0.5)
–
–
–
–
(0.5)                 –
(0.5)
67.4
–
–
–
–
67.4
–
67.4
–
–
–
–
241.4
241.4
35.5
276.9
–
–
–
–
(61.8)
(61.8)
(13.0)
(74.8)
–
–
10.6
–
–
10.6                   –
10.6
–
–
–
–
–
–
(23.0)
(23.0)
–
36.0                      –
–
(5.9)
30.1
22.3
52.4
–
–
–
–
–
(11.7)                  –
(11.7)
–
–
–
–
–
30.1
–
30.1
–
–
–
–
–
(189.1)               4.7
(184.4)
77.4                  36.0                 25.0
–
662.8
2,544.7
147.3
2,692.0
52.1
–
–
–
–
52.1
–
52.1
(23.5)
–
–
–
–
(23.5)                  –
(23.5)
28.6                      –
–                       –
–
28.6
–
28.6
–
–
–
–
328.1
328.1
37.7
365.8
–
–
–
–
(158.2)
(158.2)
(1.5)
(159.7)
–
–
12.5
–
–
12.5                   –
12.5
–
–
–
–
–
–
(11.5)              (11.5)
–
–
–
–
–
–
1.2
1.2
–
–
–
–
–
–
46.1
46.1
–
–
–
(495.9)                     –
(495.9)
0.7
(495.2)
–
–
–
–
–
1,161.4                   –
1,161.4
–
–
–
–
–
1,425.6                   –
1,425.6
–
–
–
–
–
(25.4)                  –
(25.4)
–
–
–
–
–
10.8
–
10.8
–
–
–
–
–
150.2
(12.7)
137.5
106.0                  36.0                 37.5
(495.9)
832.7
4,982.5
207.2
5,189.7

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
Notes
2007
2006
597.8
172.0
Cash flows from operating activities
1,201.4
3,804.8
737.9
1,025.6
Cash generated by operations 23
7,383.7
4,700.7
17.1
16.5
Interest received
119.1
109.2
2.4
2.2
Dividends received
15.6
15.6
(0.3)
(0.3)
Post-retirement health care payments
(1.9)
(1.6)
–
(534.6)
Settlement of the Western Areas derivative structure
(3,893.8)
–
(3.7)
(23.4)
Change in working capital 24
(168.8)
(23.8)
753.4
486.0
Cash generated by operating activities
3,453.9
4,800.1
(26.0)
(55.0)
Interest paid
(396.5)
(166.6)
(54.8)
(99.3)
Tax paid 25
(714.7)
(351.0)
672.6
331.7
Net cash from operations
2,342.7
4,282.5
(74.8)
(159.7)
Dividends paid 26
(1,141.3)
(477.7)
(995.3)
(2,116.1)
Cash flows from investing activities
(15,192.7)
(6,259.4)
(412.8)
(846.6)
Additions to property, plant and equipment
(6,095.8)
(2,641.6)
6.3
8.8
Proceeds on disposal of property, plant and equipment
63.4
40.0
(417.1)
(1,240.9)
Acquisition of subsidiaries, net of cash acquired 27
(8,891.1)
(2,559.3)
(163.5)
(68.1)
Purchase of investments
(490.0)
(1,046.2)
2.8
45.3
Proceeds on disposal of investments
326.1
18.2
(11.0)
(14.6)
Environmental trust fund and rehabilitation payments
(105.3)
(70.5)
108.5
2,011.5
Cash flows from financing activities
14,684.7
673.0
(23.0)
(11.5)
Repayment of loans to minority shareholders
(90.1)
(144.2)
158.0
2,593.1
Loans raised
18,821.9
986.7
(44.9)
(1,979.4)
Loans repaid
(14,194.2)
(287.5)
(11.7)
–
Payment for shares re-purchased and cancelled
–
(74.9)
30.1
1,409.3
Proceeds from the issue of shares
10,147.1
192.9
(289.0)
67.4
Net cash generated/(utilised)
693.4
(1,781.6)
3.0
38.0
Effect of exchange rate fluctuation on cash held
(0.8)
24.1
503.7
217.7
Cash and cash equivalents at beginning of the year
1,617.5
3,375.0
217.7
323.1
Cash and cash equivalents at end of the year
2,310.1
1,617.5
The accompanying notes form an integral part of these financial statements.
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
1.
REVENUE
Revenue from mining operations
2,282.0
2 735.2
– Spot sales
19,693.1
14,604.7
2,282.0
2 735.2
Total revenue
19,693.1
14,604.7
2.
COST OF SALES
(673.7)
(767.5)
Salaries and wages
(5,525.8)
(4,311.9)
(379.5)
(419.6)
Consumable stores
(3,020.9)
(2,428.5)
(160.8)
(182.3)
Utilities
(1,312.3)
(1,029.3)
(229.9)
(268.0)
Mine contracts
(1,929.3)
(1,471.2)
(44.3)
(56.2)
Other
(404.9)
(283.8)
9.2
34.1
Gold inventory change
245.8
58.8
(324.2)
(416.9)
Amortisation and depreciation
(3,001.6)
(2,074.6)
(1,803.2)
(2,076.3)
Total cost of sales
(14,949.0)
(11,540.5)
3.
INVESTMENT INCOME
2.4
2.2
Dividends received
15.6
15.6
7.3
8.1
Interest received – environmental rehabilitation trust fund
58.0
47.0
17.1
16.5
Interest received – other
119.1
109.2
26.8
26.8
Total investment income
192.7
171.8
4.
FINANCE EXPENSE
(21.0)
(13.9)
Interest paid – Mvela loan
(100.4)
(134.3)
(5.0)
(41.1)
Interest paid – other
(296.1)
(32.3)
18.8
(5.8)
Exchange (losses)/gains on loans
(41.6)
120.5
(2.5)
(3.8)
Environmental rehabilitation interest charge
(27.2)
(16.1)
(9.7)
(64.6)
Total finance expense
(465.3)
(62.2)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

5.
SHARE-BASED PAYMENTS
The Group grants equity-settled instruments comprising share options and restricted shares to directors, certain officers and employees. During financial 2006, the following share plans were in place: The GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive Share Plan and the GF Non-
Executive Director Share Plan. Details of these plans are included in the directors' report.
30 June 2006
30 June 2007
Weighted average
Weighted average
Number
Number
Con-
Con- of
Range of exercise prices for
of
tractual
tractual instru-
outstanding equity instruments
instru-
life
life (years) Price ments
(South African Rands)
ments
Price
(years)
2.73                –
456,700 n/a*
1,906,452
–
2.48
0.58 24.48 352,748 10.00 – 34.99
128,800         22.79           0.11
2.44 46.92 477,334 35.00 – 59.99
398,450         46.10           1.43
5.20
72.55   4,834,081
60.00 – 84.99
3,994,516          72.31          4.23
4.47 92.79 911,027 85.00 – 109.99
741,137          92.63          3.48
5.37
122.89   1,352,320
110.00 – 134.99
2,090,710
123.55          4.90
3.84 150.44 184,700 135.00 – 159.99
171,300        150.53
2.80
8,568,910
9,431,365
*Restricted shares (PVRs) are awarded for
no consideration.
108.98 Weighted average share price during the year
132.38
The fair value of equity instruments granted
during the year was valued using the Black
Scholes and Monte Carlo Simulation models.
Black Scholes Model
This model is used to value the SARS. The
inputs to the model for options granted during
the year were as follows:
R125.28 – exercise price
R124.19
– expected volatility (based on a statistical
analysis of the share price on a weighted
moving average basis for the expected
41.9% term of the option)
45.9%
3.0 – 4.2 – expected term (years)
3.0 – 4.2
1.5% – expected dividend yield
1.5%
7.32% – risk free interest rate
7.89%
R46.19 – weighted average fair value of a SARS
R50.09
Monte-Carlo Simulation
This model is used to value the PVRS. The
inputs to the model for options granted during
the year were as follows:
R125.28 – exercise price
R124.19
– expected volatility (based on a statistical
analysis of the share price on a weighted
moving average basis for the expected
34.62% term of the option
45.81%
3.0 – expected term (years)
3.0
1.07% – expected dividend yield
1.07%
– 3 year risk free interest rate (based on
5.14% US interest rates)
4.80%
R88.65 – fair value of a PVRS
R61.62
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
6.
PROFIT BEFORE TAXATION
Included in profit before taxation are the following:
Expenses
Auditors' remuneration
1.5
2.7
– audit fee
19.3
9.8
0.6
0.4
– non-audit services
2.9
4.0
6.1
5.4
Environmental rehabilitation inflation adjustment
39.1
39.2
0.7
0.7
Operating lease charge – Corporate office
5.2
4.7
F
7.
MINING AND INCOME TAX
The components of mining and income tax are the following:
South African taxation
(31.6)
(53.9)
– mining tax
(387.8)
(202.1)
(0.3)
(1.0)
– non-mining tax
(7.0)
(2.2)
(1.8)
(5.1)
– company and capital gains tax
(37.0)
(11.3)
0.3
3.3
– prior year adjustment – current tax
24.1
1.8
(42.3)
(64.4)
– deferred
(463.6)
(270.9)
Foreign taxation
(32.1)
(36.8)
– current
(264.6)
(205.1)
(24.9)
(29.3)
– foreign levies and royalties
(211.5)
(159.4)
(27.3)
(31.2)
– deferred
(224.8)
(174.7)
(160.0)
(218.4)
Total mining and income tax
(1,572.2)
(1,023.9)
Major items causing the Group's income tax to differ from the maximum South African statutory mining tax rate of 45.0%
(2006: 45.0%) were:
Tax on profit before taxation at maximum South African
statutory mining tax rate
(1,892.8)
(1,258.0)
Rate adjustment to reflect the actual realised company tax
rates in South Africa and offshore
562.8
396.5
South African mining tax formula rate adjustment
201.0
86.7
Ghanaian tax rate adjustment
–
54.3
Use of assessed loss not previously recognised
53.7
–
Adjustment to Australian tax benefit from tax consolidation
23.8
–
Net non-taxable income and non-deductible expenditure
(294.8)
(110.9)
Foreign levies and royalties
(211.5)
(159.4)
Deferred tax asset not recognised
(4.9)
(38.1)
Other
(9.5)
5.0
Income and mining tax expense
(1,572.2)
(1,023.9)
GOLD FIELDS 2007

7.
MINING AND INCOME TAX  (continued)
2007
2006
Tax rates
South Africa
Mining tax
1
Y = 45 – 225/X
Y = 45 – 225/X
Non-mining tax
2
37.0%
37.0%
Company tax rate
29.0%
29.0%
1
South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
2
Non-mining income of South African mining operations consists primarily of interest received.
2007
2006
International Operations
Company tax rate
Australia
30.0%
30.0%
Ghana
25.0%
26.5%
Venezuela
34.0%
34.0%
Royalties
Australia
2.5%
2.5%
Ghana
3.0%
3.0%
Venezuela*
6.0%
6.0%
*There are two royalties payable in Venezuela. Three per cent is payable to the Ministry of Basic Industries and Mining (MIBAM) which is an exploitation tax, and three per cent to Corporación Venezolana de Guayana S.A. (CVG) for exploiting the concession originally granted to them
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.
At 30 June 2007 the Group had the following estimated amounts available for set-off against future income:
F2007
F2006
Deferred tax
Deferred tax
Unredeemed
asset not
Unredeemed
asset not
capital
recognised
capital                                 recognised
expenditure
Tax losses on tax losses
expenditure
Tax losses
on tax losses
R'million
R'million
R'million
R'million
R'million
R'million
South Africa
3
Driefontein Division
–
–
–
–
–
–
Kloof Division
–
–
–
323.4                        –
–
Beatrix Division
1,701.6                  –
–
1,896.3                        –
–
GFI Mining South Africa
Pty Limited
1,701.6                        –
–
2,219.7                        –
–
Gold Fields Limited
–
62.7                   62.7
–
115.0                115.0
Gold Fields Shared Services
Limited
–
23.5                       –
–
41.6                       –
GFL Mining Services Limited
–
41.6                       –
–
96.7                       –
Gold Fields Protection Services
–
0.2                       –
–
21.4                       –
Western Areas Limited
1,948.6              3,969.2
–
–
–
–
Barrick Gold South Africa
5,493.1                 742.3
–
–
–
–
Living Gold Pty Limited
–
51.9                   51.9
–
45.4
45.4
9,143.3              4,891.4
114.6              2,219.7                 320.1
160.4
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

7.
MINING AND INCOME TAX  (continued)
3
These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses have no expiration date.
F2007
F2006
Deferred tax
Deferred tax
asset not
asset not
Capital                                recognised
Capital recognised on
allowances
Tax losses    on tax losses
allowances Tax losses tax losses
International Operations
US$ million
US$ million
US$ million
US$ million US$ million US$ million
Orogen Investments SA
(Luxembourg)
4
–
133.9                133.9
–
126.7                 126.7
Gold Fields Ghana Limited
27.2                      –
–
27.9                       –
–
Abosso Goldfields Limited
6.2                      –
–
7.0                       –
–
Gold Fields La Cima
326.5                       –
–
81.6 – –
359.9                 133.9                133.9
116.5                 126.7                126.7
4
In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December
1990, can be carried forward indefinitely. All losses incurred by Orogen Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.
AUS$ million AUS$ million AUS$ million
AUS$ million AUS$ million AUS$ million
Gold Fields Australia
(Pty) Limited
–
23.4
–
– 92.2 –
Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
8.
EARNINGS PER SHARE
49
59
8.1
Basic earnings per share – cents
423
313
Basic earnings per share is calculated by dividing the
profit attributable to ordinary shareholders of
R2,362.5 million (2006: R1,544.1 million) by the
weighted average number of ordinary shares in issue
during the year of 558,259,686 (2006: 492,922,941).
47
55
8.2
Diluted earnings per share – cents
398
298
Diluted basic earnings per share is calculated on the
basis of adjusted profit attributable to ordinary share-
holders of R2,424.7 million (2006: R1,624.7 million)
and 609,207,197 (2006: 544,457,019) shares being
the diluted number of ordinary shares in issue
during the year.
Profit used to calculate diluted earnings per share is
calculated as follows:
241.4
328.1
Profit attributable to ordinary shareholders
2,362.5
1,544.1
12.6
8.6
Interest expense of Mvela's convertible debt – net of tax
62.2
80.6
254.0
336.7
Profit used to determine diluted earnings per share
2,424.7
1,624.7
GOLD FIELDS 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007
212
Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
8.
EARNINGS PER SHARE (continued)
8.2
Diluted earnings per share – cents (continued)
The weighted average number of shares has been
adjusted by the following to arrive at the diluted
number of ordinary shares:
Weighted average number of shares
558,259,686   492,922,941
Share options in issue
3,947,462
3,318,029
Assumed conversion of Mvela's convertible debt
47,000,049
48,216,049
Diluted number of ordinary shares
609,207,197    544,457,019
47
54
8.3
Headline earnings per share – cents
392
303
Headline earnings per share is calculated on the basis
of adjusted net earnings attributable to ordinary share-
holders of R2,187.8 million (2006: R1,492.1 million)
and 558,259,686 (2006: 492,922,941) shares being
the weighted average number of ordinary shares in
issue during the year.
Net profit attributable to ordinary shareholders is
reconciled to headline earnings as follows:
241.4
328.1
Net profit attributable to ordinary shareholders
2,362.5
1,544.1
(6.3)
(26.8)
Profit on disposal of investments
(193.0)
(40.3)
0.3
6.8
Taxation effect of profit on disposal of investments
48.6
1.9
(3.7)
(7.4)
Profit on disposal of property, plant and equipment
(53.5)
(23.6)
1.6
2.8
Taxation effect of profit on property, plant and equipment
20.4
10.0
–
0.4
Other after tax adjustments
2.8
–
233.3
303.9
Headline earnings
2,187.8
1,492.1
45
51
8.4
Diluted headline earnings per share – cents
369
289
Diluted headline earnings per share is calculated on
the basis of adjusted headline earnings attributable
to ordinary shareholders of R2,250.0 million
(2006: R1,572.7 million) and 609,207,197
(2006: 544,457,019) shares being the diluted number
of ordinary shares in issue during the year.
9.
DIVIDENDS
2006 final dividend of 110 cents per share (2005: 40 cents)
29.4
76.8
declared on 2 August 2006
545.4
196.8
2007 interim dividend of 90 cents per share (2006: 40 cents)
32.4
81.4
declared on 24 January 2007
585.6
197.7
A final dividend in respect of F2007 of 95 cents per share was approved by the board of directors on 31 July 2007. This
dividend payable is not reflected in these financial statements.
61.8
158.2
Total dividends
1,131.0
394.5

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Land,
Mine
Mine
Land,
mineral     develop-
develop-
mineral
rights
ments,
ments,
rights
and
infra-
infra-
and
rehabi-    structure
structure
rehabi-
litation   and other
and other
litation
assets
assets
Total
Total      assets
assets
10.
PROPERTY, PLANT AND EQUIPMENT
30 June 2007
Cost
458.2 5,124.0 5,582.2 Balance at beginning of the year
41,475.9     38,071.3
3,404.6
– 3.3 3.3                 Reclassifications 23.7
23.7                –
– 36.0 36.0 Deferred stripping reclassification 259.1 259.1 –
7.2 847.4 854.6                 Additions 6,153.0 6,101.2 51.8
(0.3) (8.6) (8.9) Disposals (64.4) (62.2) (2.2)
33.8 – 33.8 Additions to rehabilitation assets 243.4 – 243.4
340.6 1,767.2 2,107.8 Acquisition of subsidiaries (note 27)
15,102.6     12,662.0
2,440.6
54.7 223.5 278.2 Translation adjustment 348.6 93.5 255.1
894.2
7,992.8
8,887.0
Balance at end of the year
63 541.9     57 148.6
6 393.3
Accumulated depreciation and impairment
182.8 2,126.7 2,309.5 Balance at beginning of the year
17,159.8     15,801.6
1,358.2
27.2 389.7 416.9 Charge for the year 3,001.6 2,805.9 195.7
– (1.5) (1.5)               Disposals (11.1) (11.0) (0.1)
24.7 132.8 157.5 Acquisition of subsidiaries (note 27) 1,134.0 956.0 178.0
21.2 113.4 134.6                 Translation adjustment 286.8 189.1 97.7
255.9
2,761.1
3,017.0
Balance at end of the year
21,571.1     19,741.6
1,829.5
638.3
5,231.7
5,870.0
Carrying value at end of the year
41,970.8     37,407.0
4,563.8
30 June 2006 – restated
458.2 4,791.4 5,249.6 Cost 39,004.8
35,600.2      3,404.6
Change in accounting policy – capitalisation
– 332.6 332.6 of ore reserve development (Note 1) 2,471.1 2,471.1 –
458.2 5,124.0 5,582.2 Cost – restated
41,475.9     38,071.3
3,404.6
182.8 1,947.8 2,130.6 Accumulated depreciation and impairment 15,830.4 14,472.2 1,358.2
Change in accounting policy – capitalisation
– 178.9 178.9 of ore reserve development (Note 1) 1,329.4 1,329.4 –
182.8 2,126.7 2,309.5 Accumulated depreciation and impairment – 17,159.8 15,801.6 1,358.2 restated
275.4      2,997.3      3,272.7
Carrying value at end of the year
24,316.1    22,269.7      2,046.4

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
11.
GOODWILL
–
622.3
Arising on acquisition of subsidiary (note 27)
4,458.9
–
–
1.4
Translation
–
–
–
623.7
Balance at end of the year
4,458.9
–
The goodwill arose on the acquisition of South Deep as
described in note 27 and is attributable to the upside potential of the asset, synergies, the deferred tax effect of the transaction and the gold multiple associated with the gold sector.
12.
INVESTMENT IN ASSOCIATE
The Group has a 34.9% (F2006: 33.1%) interest in Rand
Refinery Limited, a company incorporated in the Republic of
South Africa, which is involved in the refining of bullion and by-products which are sourced from, inter alia, South African and foreign gold producing mining companies. The investment
has been equity accounted as from 1 July 2002.
21.5
43.1
Total revenue of associate – 100 per cent basis
310.5
137.3
(2.6)
11.2
Total profit/(loss) of associate – 100 per cent basis
80.9
(16.5)
Investment in associate consists of:
2.9
2.9
Unlisted shares at cost
19.4
19.4
–
0.4
Additional interest in associate arising on acquisition of
2.9
–
subsidiary (note 27)
(0.1)
(0.3)
Share of accumulated losses brought forward
(0.2)
(0.6)
–
(1.4)
Dividend received
(8.4)
–
0.1
3.6
Profit after taxation
22.5
0.4
(0.3)
(0.1)
Translation adjustments
–
–
2.6
5.1
Total investment in associate
36.2
19.2
8.0
9.1
Non-current assets
65.2
59.7
3.7
7.0
Current assets
49.9
27.4
11.7
16.1
Total assets
115.1
87.1
0.4
1.3
Non-current liabilities
9.6
2.8
3.7
3.3
Current liabilities
23.6
27.8
4.1
4.6
Total liabilities
33.2
30.6
7.6
11.5
Net assets
81.9
56.5
Reconciliation of the total investment in associate with
net assets:
7.6
11.5
Net assets
81.9
56.5
–
(1.4)
Dividend received
(8.4)
–
(5.0)
(5.2)
Fair value adjustment*
(37.3)
(37.3)
2.6
4.9
Carrying value
36.2
19.2
*The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
13.
INVESTMENTS
Listed
220.3
168.3
Cost less permanent write-downs
1,203.2
1,637.1
76.7
108.5
Net unrealised gain on revaluation
775.9
570.1
297.0
276.8
Carrying value
1,979.1
2,207.2
297.0
276.8
Market value
1,979.1
2,207.2
Unlisted
27.2
31.1
Carrying value and directors' valuation
222.6
201.7
324.2
307.9
Total listed and unlisted investments
2,201.7
2,408.9
7.5
4.8
Loans advanced
34.5
55.8
331.7
312.7
Total investments
2,236.2
2,464.7
All investments are classified as available for sale. Details of major investments are given on pages 241 and 242.
14.
ENVIRONMENTAL TRUST FUND
Gold Fields Mining Environmental Trust Fund
58.1
65.1
Balance at beginning of the year
484.0
389.0
–
4.5
Arising on acquisition of subsidiary (note 27)
32.7
–
7.5
7.4
Contributions made during the year
53.0
48.0
7.3
8.1
Interest earned during the year
58.0
47.0
(7.8)
2.7
Translation adjustment
–
–
65.1
87.8
Balance at end of the year
627.7
484.0
The proceeds from this fund are intended to fund environmental rehabilitation obligations of the Group's South African mines and they are not available for general purposes of the Group.
All income earned on these funds is re-invested or spent to
meet these obligations. The funds are invested in money
market, fixed deposits and government bonds. These
obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 21.2)
15.
INVENTORIES
86.7
124.9
Gold-in-process
893.2
644.3
69.1
95.5
Consumable stores
682.8
513.4
1.4
1.6
Other
11.5
10.3
157.2
222.0                 Total
inventories
1,587.5
1,168.0
The cost of inventories consumed during the year and included in working cost amounted to R3.0 billion (US$419.3 million).
The Group reversed R68.2 million (US$9.5 million) of a previous inventory write-down in June 2007 in Gold Fields Ghana.

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
16.
TRADE AND OTHER RECEIVABLES
47.6
59.8
Trade receivables – gold sales
427.5
353.6
10.7
26.3
Trade receivables – other
188.1
79.3
0.1
3.0
Deposits
21.5
0.9
0.4
0.6
Interest receivable
4.4
2.6
5.4
3.4
Payroll receivables
23.8
40.4
18.1
35.2
Prepayments
251.8
134.8
32.2
83.1
Value added tax
594.0
239.5
2.7
–
Derivative financial instruments
–
20.2
2.0
–
Rand Mutual Assurance refund
–
14.7
2.7
0.9
Diesel rebate
6.7
20.1
2.6
–
Advances to New Africa Mining Fund
–
19.1
6.6
–
Cash in transit
–
49.4
2.3
2.4
Secondary tax on companies (STC) – refund
17.3
17.3
–
64.9
Insurance claim receivable
464.1
–
12.9
14.2
Other
101.5
95.6
146.3
293.8
Total trade and other receivables
2,100.6
1,087.3
17.
FINANCIAL INSTRUMENTS
–
–
Non-current portion
–
–
30.4
–
Current portion included in current assets
–
225.9
30.4
–
Total financial instruments
–
225.9
The amount receivable for the financial instruments relates to the close-out of the Australian dollar/United States dollar
financial instruments on 7 January 2004. Gold Fields closed-
out the outstanding open positions of US$275.0 million at an average rate of 0.7670 US$/AU$, locking in a gross profit
amounting to US$115.7 million. The underlying cash receipts
were deferred to match the maturity dates of the original
transactions.
On 7 May 2004, the future US dollar values were fixed in
Australian dollars to take advantage of a weakening in the
Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million
(US$115.7 million less US$8.3 million premium on the call
option) or AU$140.0 million at 0.7670 US$/AU$, the rate at
the time of the original transaction. The value fixed in Australian dollars amounted to AU$147.0 million, based on a spot rate of
0.7158 US$/AU$. Payments against this settlement are
receivable on a quarterly basis with the last payment made
on 29 December 2006.
18.
CASH AND CASH EQUIVALENTS
217.7
326.4
Cash at bank and on hand
2,334.0
1,617.5
–
(3.3)
Bank overdraft
(23.9)
–
217.7
323.1
Total cash and cash equivalents
2,310.1
1,617.5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
19.
DEFERRED TAXATION
The detailed components of the net deferred taxation liability which results from the differences between the carrying
amounts of assets and liabilities recognised for financial
reporting and taxation purposes in different accounting
periods are:
Deferred taxation liabilities
889.8
1,763.8
– Mining assets
12,611.0
6,611.3
25.4
33.5
– Investment in environmental trust fund
239.3
188.9
8.3
3.3
– Investments – warrants and options
23.9
61.6
2.4
1.1
– Inventories
7.9
17.8
10.2
2.6
– Deferred stripping costs
18.9
75.8
13.4
19.9
– Other
142.0
99.4
949.5
1,824.2
Gross deferred taxation liabilities
13,043.0
7,054.8
Deferred taxation assets
(61.3)
(76.9)
– Provisions
(550.0)
(455.5)
(52.7)
(35.4)
– Loans
(253.3)
(391.4)
(22.2)
(281.0)
– Tax losses
(2,008.9)
(165.1)
(126.1)
(594.6)
– Unredeemed capital expenditure
(4,251.2)
(936.8)
687.2
836.3
Net deferred taxation liabilities
5,979.6
5,106.0
485.0
747.1
Balance at beginning of the year
5,551.3
3,249.8
Change in accounting policy – capitalisation of ore reserve
59.9
–
development (note 1)
–
445.3
188.6
–
Arising on acquisition of subsidiaries (note 27)
(203.1)
1,160.8
56.3
95.6
Transferred through the income statement
688.4
360.5
(42.7)
(6.4)
Translation adjustment
(57.0)
334.9
747.1
836.3
Balance at end of the year
5 979.6
5,551.3
20.
BORROWINGS
(a)   Debt component of Mvela loan
On 17 March 2004, Mvelaphanda Gold (Pty) Limited (Mvela), a wholly owned subsidiary of Mvelaphanda Resources
Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited (GFIMSA) at a fixed rate of
10.57% nominal annual compounded semi-annually. Interest is payable semi-annually and the loan amount is repayable on 17 March 2009.
On the date the loan is repaid, Mvela has the election to either subscribe for new shares in GFIMSA such that after the subscription it will own 15 per cent of the enlarged equity of GFIMSA or to subscribe for shares in Gold Fields
Limited subject to a minimum and maximum of 45,000,000 and 55,000,000 shares respectively.
The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.
The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity, inclusive of deferred tax.

20.
BORROWINGS continued
(a)   Debt component of Mvela loan (continued)
The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.
The loan has been guaranteed by Gold Fields Limited, Gold Fields Australia Limited and Gold Fields Holdings
(BVI) Limited.
(b)   Three-year syndicated term loan
On 3 March 2006, Orogen Holdings (BVI) Limited, a wholly owned subsidiary of Gold Fields Limited, entered into a
US$250.0 million term facility. The purpose of the facility was to partly finance the acquisition of Bolivar Gold
Corporation (BGC) and to provide funding lines for general corporate purposes.
The loan bears interest at three-month LIBOR plus a margin of 0.35%. On 9 March 2006, Orogen drew down
US$158.0 million and on 8 January 2007, a further US$10 million.
The loan was repaid in full on 21 May 2007.
(c)   Split-tenor revolving credit facility
On 16 May 2007, GFI Mining South Africa (Pty) Limited, Orogen Holdings (BVI) Limited and Western Areas Limited
entered into a US$750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option (Facility A) and a US$500 million five-year revolving tranche (Facility B). With reference to the twelve-month term-out option, at any time prior to the date of final maturity, Gold Fields will have the option to convert all advances outstanding under Facility A into a term loan with final maturity date being no more than
24 months after the signing date. A term-out fee of 0.05% flat will be payable on the date of exercising the option.
The purpose of the facility was to refinance existing facilities and for general corporate purposes.
On 21 May 2007, Western Areas Limited drew down US$50.8 million under Facility A and US$500.0 million under
Facility B. In addition, on 21 May 2007, Orogen Holdings (BVI) Limited drew down US$168.0 million under Facility A.
The loans under Facility A bear interest at three-month LIBOR plus a margin of 0.25% per annum while the loan under
Facility B bears interest at three-month LIBOR plus a margin of 0.30% per annum. Where the total utilisations under
Facility A are equal to or greater than 50%, a utilisation fee of 0.05% per annum will be payable on the total amount of utilisations. Such utilisation fee is payable quarterly in arrears.
The loan has been guaranteed by Gold Fields Limited, GFI Mining South Africa Limited, Gold Fields Holding Company
(BVI) Limited, Orogen Holdings (BVI) Limited and Western Areas Limited.
(d)   Project finance facility
On 14 November 2006, Gold Fields La Cima (formerly known as Sociedad Minera La Cima S.A.) entered into a
US$150 million project finance facility with a number of lenders. The purpose of the facility is to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru. The facility has a 10-year maturity from signature date.
As at June 2007, Gold Fields La Cima has drawn down US$127 million. The loan bears interest at three-month LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement.
The loan has been guaranteed by Gold Fields Limited and Gold Fields Corona (BVI) Limited.
(e)   Industrial Development Corporation loan
On 28 May 2004, Living Gold (Pty) Limited (Living Gold), a subsidiary of GFIMSA, entered into an agreement with the
Industrial Development Corporation of South Africa Limited (IDC) in terms of which the IDC agreed to provide a loan facility of R16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility.
On 1 July 2006 the IDC converted R8.1 million of the outstanding loan to equity.
In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa
Limited prime overdraft rate. The prime overdraft rate at 30 June 2007 was 13.0%. The loan is repayable in 83 equal monthly instalments commencing 1 July 2007.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
20.
BORROWINGS continued
(a)
Debt component of Mvela loan
595.2
595.2
Loan advanced
4,107.0
4,107.0
(355.6)
(355.6)
Equity component
(2,453.6)
(2,453.6)
239.6
239.6
Debt component on initial recognition
1,653.4
1,653.4
215.9
156.0
Balance at the beginning of the year
1,159.1
1,446.6
(44.9)
(44.4)
Loan repayments during the year
(319.5)
(287.5)
(15.0)
5.8
Translation adjustment
–
–
156.0
117.4
Balance at the end of the year
839.6
1,159.1
(b)
Three-year syndicated term loan
157.1
157.1
Balance at the beginning of the year
1,167.3
986.7
–
10.0
Loan advanced
71.9
–
–
(168.0)
Loan repayments during the year
(1,189.4)
–
–
0.9
Translation adjustment
(49.8)
180.6
157.1
–
Balance at the end of the year
–
1,167.3
(c)
Split-tenor revolving credit facility
–
718.8
Loan advanced
5,028.0
–
–
(1.5)
Translation adjustment
100.7
–
–
717.3
Balance at the end of the year
5,128.7
–
(d)
Project finance facility
–
127.1
Loan advanced
892.6
–
–
(0.1)
Translation adjustment
15.5
–
–
127.0
Balance at the end of the year
908.1
–
(e)
Industrial Development Corporation loan
2.5
2.3
Balance at the beginning of year
16.9
16.9
–
(1.1)
Capitalisation of loan to minority interests
(8.1)
–
(0.2)
–
Translation adjustment
–
–
2.3
1.2
Balance at the end of the year
8.8
16.9
–
0.6                  (f)
Other
loans
3.9
–
315.4
963.5
Total gross borrowings
6,889.1
2,343.3
(43.3)
(49.7)
Current portion included in borrowings
(355.4)
(321.7)
272.1
913.8
Total non-current borrowings
6,533.7
2,021.6

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
21.
PROVISIONS
21.1   Post-retirement health care costs
Gold Fields Group (excluding South Deep) post-
2.4
2.3
retirement health care costs
16.8
18.0
–
0.6
South Deep post-retirement health care costs
4.2
–
2.4
2.9
Gold Fields Group post-retirement health care costs
21.0
18.0
Gold Fields Group (excluding South Deep)
post-retirement health case costs
The Group has certain liabilities to subsidise the
contributions payable by certain pensioners and
dependants of ex-employees on a pay-as-you-go basis.
The remaining obligation was actuarially valued
at 30 June 2007 and the outstanding contributions will
be funded over the lifetime of these pensioners and
dependants.
The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:
2.2
2.5
Actuarial present value
17.9
16.7
–
–
Plan assets at fair value
–
–
2.2
2.5
Accumulated benefit obligation in excess of plan assets
17.9
16.7
–
–
Unrecognised prior service costs
–
–
–
–
Unrecognised actuarial (gains)/losses
–
–
2.2
2.5
Post-retirement health care liability
17.9
16.7
Benefit obligation reconciliation
3.6
2.4
Balance at beginning of the year
18.0
24.1
(0.3)
(0.2)
Payments during the year
(1.2)
(1.6)
(0.7)
–
Benefits forfeited
–
(4.5)
(0.2)
0.1
Translation adjustments
–
–
2.4
2.3
Balance at end of the year
16.8
18.0
The obligation has been valued using the projected unit
credit funding method on past service liabilities. The
valuation assumes a health care cost inflation rate of
6.5% per annum (2006: 7%) and a discount rate of 8.5%
per annum (2006: 9%). Assumed health care cost trend
rates have a significant impact on the amounts reported
for the health care plans.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
21.
PROVISIONS continued
21.1   Post-retirement health care costs continued
A one percentage point increase in assumed health care
trend rates would have increased interest cost for 2007
by R0.1 million (10.0%) (2006: R0.2 million (10.1%)).
The effect of this change on the accumulated post-
retirement health care benefit obligation at 30 June 2007
would have been an increase of R1.8 million (10.1%)
(2006: R1.6 million (9.7%)).
A one percentage point decrease in assumed health care
trend rates would have decreased interest cost for 2007
by R0.1 million (8.6%) (2006: R0.1 million (8.7%)). The
effect of this change on the accumulated post-retirement
health care benefit obligation at 30 June 2007 would
have been a decrease of R1.5 million (8.6%)
(2006: R1.4 million (8.3%)).
South Deep post-retirement health care costs
As part of the acquisition of South Deep, the post-
retirement health care cost liability was assumed. As
above, the Group has certain liabilities to subsidise the
contributions payable by certain pensioners and
dependants of ex-employees on a pay-as-you-go basis.
The obligation was actuarially valued at 30 June 2007
and the outstanding contributions will be funded over
the lifetime of these pensioners and dependants.
The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:
–
0.5
Actuarial present value
3.8
–
– – Plan assets at fair value
–
–
–
0.5
Accumulated benefit obligation in excess of plan assets
3.8
–
–
–
Unrecognised prior service costs
–
–
–
–
Unrecognised actuarial (gains)/losses
–
–
–
0.5
Post-retirement health care liability
3.8
–
Benefit obligation reconciliation
–
0.0
Balance at beginning of the year
–
–
–
0.6
Arising on acquisition of subsidiaries
4.6
–
–
(0.1)
Payments during the year
(0.4)
–
–
0.1
Translation adjustments
–
–
–
0.6
Balance at end of the year
4.2
–

Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated Restated
2006
2007
2007
2006
21.
PROVISIONS continued
21.1   Post-retirement health care costs continued
The obligation has been valued using the projected unit
credit funding method on past service liabilities. The
valuation assumes a health care cost inflation rate of
6.5% per annum and a discount rate of 8.5% per annum.
An increase or decrease in assumed healthcare trend
rates would not have affected the interest cost for 2007.
A change in the medical inflation assumption does not
affect the contractual liability as the subsidy does not
escalate. The monthly contributions will remain constant.
21.2   Environmental rehabilitation costs
113.6
135.2
Balance at beginning of the year
1,079.3
905.8
14.2
33.8
Additional provision due to new disturbances
243.4
90.6
–
1.5
Amount transferred from accounts payable
11.1
–
6.1
5.4
Inflation charge
39.1
39.2
2.5
3.8
Interest charge
27.2
16.1
(3.5)
(7.3)
Payments against provision
(52.3)
(22.5)
3.4
6.8
Arising on acquisition of subsidiary (note 27)
41.7
21.8
9.0
18.6
Translation adjustments
24.6
28.3
145.3
197.8
Balance at end of the year
1,414.1
1,079.3
South African, Ghanaian, Australian, Venezuelan and
Peruvian mining companies are required by law to
undertake rehabilitation works as part of their ongoing
operations. For the Ghanaian operations, Gold Fields
funds these environmental rehabilitation costs in part
by posting a reclamation bond underwritten by a bank
to secure estimated costs of rehabilitation, in South Africa by making contributions into an environmental trust fund
(Note 14), in Australia by providing unconditional
bank-guaranteed performance bonds to secure the
estimated costs, in Venezuela by submitting bonds to
guarantee implementation of the mitigation and control
actions and in Peru by establishing guarantees with
annual deposits for proper compliance with the
Mine Closure Plan.
The expected timing of the cash outflows in respect of
the provision is on the closure of the various mining
operations. However, certain current rehabilitation costs
are charged to this provision as and when incurred.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

2006
2007
Inflation Discount
Discount
Inflation
rate rate
rate
rate
21.
PROVISIONS continued
21.2 Environmental rehabilitation costs continued
The provision is calculated using the following rates:
4.5% 7.5% South Africa
9.0%
6.0%
3.5% 5.5% Ghana
5.5%
3.5%
3.0% 6.0% Australia
7.9%
3.0%
n/a n/a Peru
5.5%
2.0%
12.0% 17.0% Venezuela
19.0%
19.0%
147.7 200.7
Total provisions
1,435.1
1,097.3
Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
22.
TRADE AND OTHER PAYABLES
101.5
180.6
Trade payables
1,291.6
754.1
159.3
242.5
Accruals and other payables
1,733.1
1,183.9
39.0
51.1
Leave pay accrual
365.5
289.9
8.8
10.4
Interest payable on loans
74.1
65.8
308.6
484.6
Total accounts payable
3,464.4
2,293.7
23.
CASH GENERATED BY OPERATIONS
276.9
365.8
Profit for the year
2,634.0
1,771.6
160.0
218.4
Taxation
1,572.2
1,023.9
26.0
55.0
Interest paid
396.5
166.6
(17.1)
(16.5)
Interest received
(119.1)
(109.2)
(2.4)
(2.2)
Dividends received
(15.6)
(15.6)
443.4
620.5
Earnings before non-cash items
4,468.0
2,837.3
Non-cash and other adjusting items:
324.2
416.9
Amortisation and depreciation
3,001.6
2,074.6
6.1
5.4
Inflation adjustment to rehabilitation liability
39.1
39.2
2.5
3.8
Interest adjustment to rehabilitation liability
27.2
16.1
(7.3)
(8.1)
Interest – Environmental Rehabilitation Trust Fund
(58.0)
(47.0)
(3.7)
(7.4)
Profit on disposal of property, plant and equipment
(53.5)
(23.6)
(6.3)
(26.8)
Profit on disposal of investments
(193.0)
(40.3)
Realised loss on settlement of WAL derivative structure including
–
16.3
loss on foreign exchange – non-cash
117.0
–
–
6.3
Realised exchange loss on settlement of USD1.2 billion loan
45.0
–
(14.5)
(15.4)
Unrealised gain on financial instruments
(111.2)
(93.1)
(18.8)
–
Non-cash portion of unrealised gain
–
(120.5)
10.6
12.5
Share-based payments
89.9
67.6
1.7
1.6
Other
11.6
(9.6)
737.9
1 025.6
Total cash generated by operations
7,383.7
4,700.7

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
24.
CHANGE IN WORKING CAPITAL
(24.4)
(51.3)
Inventories
(369.2)
(156.0)
(38.5)
171.8
Accounts receivable
1,236.8
(246.7)
59.2
(143.9)
Accounts payable
(1,036.4)
378.9
(3.7)
(23.4)
Total change in working capital
(168.8)
(23.8)
25.
TAX PAID
(18.0)
(46.9)
Amount owing at beginning of the year
(348.1)
(120.8)
(90.4)
(122.8)
SA and foreign current taxation
(883.8)
(578.3)
–
0.1
Arising on acquisition of subsidiary (note 27)
0.8
–
46.9
72.2
Amount owing at end of the year
516.4
348.1
6.7
(1.9)
Translation
–
–
(54.8)
(99.3)
Total tax paid
(714.7)
(351.0)
26.
DIVIDENDS PAID
(74.8)
(159.7)
Dividends per statement of shareholders' equity
(1,141.3)
(477.7)
(74.8)
(159.7)
Total dividends paid
(1,141.3)
(477.7)
27.
ADDITIONAL CASH FLOW INFORMATION
(a)
Acquisition of South Deep
On 1 December 2006, Gold Fields acquired 100% of the issued share capital of Barrick Gold South Africa (BGSA).
BGSA holds a 50% interest in the South Deep Joint Venture, with Western Areas Limited (WAL) holding the balance.
As the acquisition of BGSA gave Gold Fields control of the Joint Venture, it was fully consolidated as of the acquisition date with the interest in WAL accounted for as an interest in minorities. On the acquisition date, Gold Fields held
40.9% of WAL and acquired the remaining share capital of WAL by 31 March 2007. The subsequent acquisition of the WAL shares was accounted for as a transaction with shareholders with losses accounted for in equity (economic entity concept).
In effecting the acquisition for BGSA and WAL, Gold Fields issued 18.7 million shares to Barrick at R124.53 and
46.4 million shares to WAL shareholders at a weighted average of R129.34. The share price used in the calculation, where applicable, is based on the publicly traded share price on the date the shares were issued
The acquired business consisting of South Deep, BGSA and WAL contributed revenues of R777.2 million and loss of R241.8 million since 1 December 2006.
The revenue and profit of the Gold Fields Group showing the effect of the acquisition of South Deep if it had occurred on 1 July 2006 as required in terms of IFRS 3 have not been provided as the previous owners of South
Deep had different accounting policies.
The acquisition of South Deep has been accounted for on a provisional basis in accordance with IFRS 3.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2007
2007
South
South
Deep’s
Deep’s
carrying
Fair
Fair
carrying
value
value
value
value
27.
ADDITIONAL CASH FLOW INFORMATION continued
(a)
Acquisition of South Deep continued
Details of the net assets acquired are as follows:
Purchase consideration
1,162.9
– shares issued
8,329.7
801.8
– cash paid
5,745.2
10.6
– direct costs relating to the acquisition
76.6
148.1
– shares previously held in WAL prior to acquisition
1,065.6
24.2
– insurance claim refund due to Barrick Gold Corporation
173.4
2,147.7
Total purchase consideration
15,390.5
(1,029.5)
Fair value of the net assets acquired
(7,376.7)
(495.9)
Loss on transacting with minorities
(3,554.9)
622.3                    Goodwill
4,458.9
The goodwill is attributable to the upside potential of the
asset, synergies, deferred tax effect of the transaction
and the gold multiple associated with the gold sector.
The fair value of the assets and liabilities acquired are:
913.2
1,945.1
Property, plant and equipment
13,936.4
6,543.1
4.6
4.6
Non-current asset – Rehabilitation Trust Fund
32.7
32.7
4.6
4.6
Inventory
33.0
33.0
284.8
284.8
Trade and other receivables
2,040.9
2,040.9
3.5
3.5
Cash and cash equivalents
25.4
25.4
(782.6)
(782.6)
Trade and other payables
(5,607.6)
(5,607.6)
414.1
28.3
Deferred taxation
203.1
2,966.7
(406.8)
(406.8)
Borrowings
(2,914.9)
(2,914.9)
(6.5)
(6.5)
Long-term provisions
(46.3)
(46.3)
428.9
1,075.0
Net assets
7,702.7
3,073.0
–
(45.5)
Minority shareholders' interest
(326.0)
–
428.9
1,029.5
Fair value of the net assets acquired
7,376.7
3,073.0
2,147.7
Total purchase consideration
15,390.5
(1,162.9)
Consideration settled by issuing shares
(8,329.7)
406.8
Purchase consideration used to settle borrowings of BGSA
2,914.9
(130.9)
Purchase of shares in prior years
(942.0)
(24.2)
Insurance claims refund due to Barrick Gold Corporation
(173.4)
1,236.6
Purchase consideration settled in cash
8,860.3
(3.5)
Cash and cash equivalents in subsidiaries acquired
(25.4)
1,233.0
Cash outflow on acquisition
8,834.9
The R8,834.9 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
27.
ADDITIONAL CASH FLOW INFORMATION continued
(b)
Acquisition of IRCA (Pty) Limited and TMTI
(Pty) Limited
On 28 February 2007, Gold Fields acquired 70% in
IRCA (Pty) Limited. IRCA specialises in mine safety
training and has been incorporated in the Gold Fields
Business Leadership Academy structure.
On 1 January 2007, Gold Fields acquired 100% in
TMTI (Pty) Limited. TMTI specialises in mining and
artisan training in the Free State region and has been
incorporated in the Gold Fields Business Leadership
Academy structure.
Both acquisitions have been accounted for on a
provisional basis and Gold Fields will continue to
review information prior to finalising the allocation of
the purchase consideration.
Details of the net assets acquired are as follows:
Purchase consideration
3.2
– cash paid
22.6
2.1
– loans advanced
14.9
–
– direct costs relating to the acquisition
–
5.3
Total purchase consideration
37.5
5.3
Fair value of the net assets acquired
37.5
–
–
The fair value of the assets and liabilities acquired are:
–
4.4
Property, plant and equipment
32.2
–
–
4.1
Trade and other receivables
29.1
–
–
(2.7)
Trade and other payables
(19.5)
–
2.7
Loans receivable
18.6
–
(2.6)
Overdraft
(18.7)
–
–
5.9
Net assets
41.7
–
–
(0.6)
Minority shareholders' interest
(4.2)
–
–
5.3
Fair value of the net assets acquired
37.5
–
3.2
Purchase consideration settled in cash
22.6
2.1
Inter-company loans advanced
14.9
2.6
Overdraft in subsidiary acquired
18.7
7.9
Cash outflow on acquisition
56.2
The R56.2 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
27.
ADDITIONAL CASH FLOW INFORMATION continued
(c)
Acquisition of Bolivar Gold Corporation Inc.
On 28 February 2006, Gold Fields acquired 100.0%
of the voting interest in Bolivar Gold Corp.(Bolivar).
However, the only substantial component of its underlying
net asset value is its 95.0% ownership in Promotora
Minera de Guayana (PMG). Therefore, in bringing to
account the assets and liabilities of Bolivar consequent
upon its acquisition, minority shareholders’ interests of
5.0% have been recognised. Bolivar owns the Choco 10
open pit gold mine in the the El Callao gold district of
Bolivar state, Venezuela. The acquired business
contributed revenues of R108.0 million and profit of
R20.4 million from 28 February 2006 to 30 June 2006.
Details of the net assets acquired are as follows:
Purchase consideration
315.9
–
– cash paid
–
1,958.9
4.6
–
– direct costs relating to the acquisition
–
28.7
8.1
–
– exchange gain on funds held for acquisition of Bolivar
–
52.5
328.6
–
Total purchase consideration
–
2,040.1
(328.6)
–
Fair value of the net assets acquired
–
(2,040.1)
–
–
–
–
The fair value of the assets and liabilities acquired are:
632.9
–
Property, plant and equipment
–
3,896.4
5.3
–
Inventory
–
32.3
9.0
–
Trade and other receivables
–
55.2
5.9
–
Cash and cash equivalents
–
36.7
(9.1)
–
Trade and other payables
–
(56.6)
(188.6)
–
Deferred taxation
–
(1,160.8)
(74.2)
–
Inter-company financing
–
(456.9)
(3.6)
–
Long-term provisions
–
(21.8)
(30.1)
–
Asset revaluation and other reserves
–
(168.2)
347.5
–
Net assets
–
2,156.3
(18.9)
–
Minority shareholders' interest (5.0%)
–
(116.2)
328.6
–
Fair value of the net assets acquired
–
2,040.1
328.6
–
Total purchase consideration
–
2,040.1
(8.1)
–
Exchange gain on funds held for acquisition of Bolivar
–
(52.5)
(11.9)
–
Purchase of shares in prior years
–
(88.1)
72.4
–
Inter-company financing
–
442.3
381.0
–
Purchase consideration settled in cash
–
2,341.8
(5.9)
–
Cash and cash equivalents in subsidiary acquired
–
(36.7)
375.1
–
Cash outflow on acquisition
–
2,305.1
The R2,305.1 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
27.
ADDITIONAL CASH FLOW INFORMATION continued
(d)
Acquisition of Sociedad Minera La Cima SA
On 11 January 2006, the Group acquired 92% of the
voting interest (80.7% of the economic interest) in
Sociedad Minera La Cima SA, which owns the Cerro
Corona Project and other mineral properties in the
Cajamarca district in Northern Peru. The acquisition
is a project and therefore did not contribute revenue
or profit to the Group.
Details of the net assets acquired are as follows:
Purchase consideration
40.5
–
– cash paid
–
245.1
–
–
– direct costs relating to the acquisition
–
–
40.5
–
Total purchase consideration
–
245.1
40.5 Fair value of the net assets acquired
–
245.1
–
–
–
–
The fair value of the assets and liabilities acquired are:
47.7
–
Property, plant and equipment
–
288.4
0.2
–
Trade and other receivables
–
0.9
(2.5)
–
Trade and other payables
–
(15.4)
(1.5)
–
Cash and cash equivalents
–
(9.1)
43.9
–
Net assets
–
264.8
(3.4)
–
Minority shareholders' interest (19.3%)
–
(19.7)
40.5
–
Fair value of the net assets acquired
–
245.1
40.5
–
Purchase consideration settled in cash
–
245.1
1.5
–
Cash and cash equivalents in subsidiary acquired
–
9.1
42.0
–
Cash outflow on acquisition
–
254.2
The R254.2 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.
28.
RETIREMENT BENEFITS
All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R403.9 million (2006: R327.0 million).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
29.
COMMITMENTS
Capital expenditure
665.2
2,075.4
– authorised
14,839.4
4,942.5
254.3
207.0
– contracted for
1,479.8
1,889.5
Operating leases
0.7
1.1
– within one year
7.7
5.5
1.9
2.0
– later than one and not later than five years
14.3
14.2
–
0.2
– later than five years
1.7
–
33.7
43.0
Guarantees and other commitments
307.6
250.7
Included in guarantees is an amount of R236.0 million in
favour of the Public Investment Commissioner (PIC) for a loan advanced by the PIC to Mvelaphanda Resources Limited.
GFL Mining Services Limited will receive a fee equal to 3.5%
of the rolled up value of the loan in terms of the agreement.
The pro-rata fee earned to date is included under other income.
Commitments will be funded from internal sources and to the
extent necessary from borrowings.
30.
CONTINGENT LIABILITIES
No material claims have been filed against the Group.
World Gold Council
Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.
31.
LINES OF CREDIT
The Group has unutilised lines of credit of R3.0 billion at 30 June 2007.
32.
EVENTS AFTER THE BALANCE SHEET DATE
On 31 July 2007, Gold Fields declared a dividend of 95 cents per share.
33.
RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.
Concentration of credit risk
The Group's financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.
A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the Group's Executive Committee. Facilities requiring margin payments are not engaged.

33.
RISK MANAGEMENT ACTIVITIES continued
Foreign currency and commodity price risk
In the normal course of business the Group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily US Dollars, Venezuelan Bolivars and Australian dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.
Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian Dollar/United States Dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian Dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.
On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of
US$275.0 million was at an average spot rate of 0.7670 US$/AU$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/AU$, to take advantage of the weakened Australian dollar against the US dollar at that time.
In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United
States dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure.The average strike price of these options is 0.7670 US$/AU$. All of these instruments were realised within 2007 (2006: US$75.0 million).
In so far as South African Rand/United States Dollar exposures are concerned, the Group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$30.0 million (2006: US$30.0 million) was purchased to cover any US dollar commitments payable from
South Africa. This forward cover was closed out on 20 March 2007.
In addition to the abovementioned forward cover the Group hedged two of the Group US dollar liabilities during the year.
The one was to cover the settlement of US$600 million of a total US$1.2 billion loan facility in February 2007. Forward cover of US$550.8 million was purchased at an average forward rate of R7.3279/US$ to hedge a foreign currency loan.
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The Asian style call options expired on 30 June
2007. A premium of US$2.5 million was incurred on these options and losses of US$2.5 million (R18 million) were recognised.
In 2005 Gold Fields Ghana entered into a similar contract for 51.6 million litres of diesel which was closed out in May 2006.
A premium of US$1.7 million was incurred on these options and gains of US$1.4 million (R18 million) were realised.
The Group's general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis (refer Accounting Policies).As a result of the acquisition of Western Areas,
Gold Fields inherited the gold derivative structure held by Western Areas which was a combination of put and call options extending up to 2014. The derivative structure was closed out on 24 January 2007 at a net cost of US$528 million.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group's normal and contingency funding requirements.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

34.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm’s-
length transaction between willing parties. The estimated values of the Group's financial instruments are:
30 June 2007
30 June 2006
R million
R million
Carrying
Fair
Carrying Fair
amount
value
amount value
Financial assets
Cash and cash equivalents
2,334.0            2,334.0            1,617.5
1,617.5
Current portion of financial instruments
–
–
225.9               225.9
Accounts receivable
2,100.6            2,100.6            1,087.3            1,087.3
Environmental trust fund
627.7               627.7               484.0               484.0
Investments
2,236.2            2,236.2
2,464.7            2,464.7
Financial liabilities
Accounts payable
3,464.4            3,464.4            2,293.7            2,293.7
Current portion of long-term liabilities
355.4               355.4
321.7               321.7
Long-term liabilities
6,533.7            6,537.9
2,021.6           2,044.9
30 June 2007
30 June 2006
US$ million
US$ million
Carrying                 Fair
Carrying                  Fair
amount
value
amount value
Financial assets
Cash and cash equivalents
326.4               326.4
217.7               217.7
Current portion of financial instruments
–
–
30.4                 30.4
Accounts receivable
293.8                293.8              146.3               146.3
Environmental trust fund
87.8                  87.8                65.1                 65.1
Investments
312.7                312.7
331.7               331.7
Financial liabilities
Accounts payable
484.6                484.6               308.6              308.6
Current portion of long-term liabilities
49.7                  49.7
43.3                 43.3
Long-term liabilities
913.8                914.4
272.1               275.2
The following methods and assumptions were used to estimate the fair value of each class of financial instrument.
Accounts receivable, accounts payable and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments.
Investments, environmental trust fund and long- and short-term liabilities
The fair value of publicly traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund's investments. Refer to note 20, for a discussion on the fair value of long- and short-term liabilities.
Financial instruments
A discussion on the fair value of currency financial instruments continues in note 34.

34.
FAIR VALUE OF FINANCIAL INSTRUMENTS continued
Currency financial instruments
Currency financial instruments that existed during the year or that remain at year-end are described in the schedule below.
Western Areas Limited Gold Derivative Structure
On 21 May 2007 the JP Morgan bridge loan facility was repaid, through refinancing with Barclays Bank and ABN AMRO bank as follows: US$500 million at 5.6561 per cent per annum and US$51 million at 5.6061 per cent per annum. The first interest payment date on the new facility is 6 August 2007.
Diesel hedge
On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of
58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This structure expired on 30 June 2007.
Subsequent to year-end, Gold Fields Ghana Holdings (BVI) Limited purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre.
US dollars/Rand forward purchases
As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure,
US dollars/Rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement
6 August 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange along with gains and losses on the underlying loan that has been hedged.
Year ended 30 June
US dollar/Rand
2008
Total
Forward exchange contracts
Amount (US dollars) (000's)
550,800
550,800
Average forward rate (R/US$)
7.3279
7.3279
The marked to market value of the US$550.8 million forward cover is negative by R77 million (US$10.8 million) at
30 June 2007.
Mvela transaction – Right of Exchange
In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of
Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and
55 million respectively. The marked to market value of the cap and floor issued by Gold Fields is a negative R21.0 million
(US$2.9 million) as at 30 June 2007.
Based on current market conditions and exchange methodology, the number of shares that would be issued is 47.0 million at 30 June 2007.
35.
RELATED PARTY TRANSACTIONS
None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

GOLD FIELDS 2007

35.
RELATED PARTY TRANSACTIONS continued
Mvelaphanda transaction
On 8 March 2004, shareholders of both Gold Fields Limited (Gold Fields) and Mvelaphanda Resources Limited (Mvela
Resources) voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Pty) Limited (Mvela Gold), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.
In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of
Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and
55 million respectively.
Following completion of the private placement Mvela Gold advanced a loan of R4,139 million (the GFI-SA Loan) to GFI
Mining South Africa (Pty) Limited (GFI-SA), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1,690 million raised by the Mvela Resources private placement, (which includes
R100 million of equity in Mvelaphanda Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.
The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to
Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.
Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.
In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA’s Operations Committee and
Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.
New Africa Mining Fund
John G Hopwood, a director of Gold Fields Limited, is a Trustee of New Africa Mining Fund and is the Chairman of the New
Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining
Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.
As at 30 June 2007 Gold Fields Limited has contributed net R20.7 million and has provided a commitment to fund R50.0 million.
Mvelaphanda Resources Limited
Tokyo MG Sexwale a non-executive director of Gold Fields is an Executive Director on the Board of Mvelaphanda
Resources Limited, or Mvela Resources. On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe for shares in Mvela Resources at a 10% premium to the five day weighted average trading price on the JSE
Securities Exchange South Africa.

35.
RELATED PARTY TRANSACTIONS continued
Mvelaphanda Resources Limited (continued)
Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. To date Gold Fields has been issued with 4,047,858 options.
During 2007 Gold Fields exercised 1,375,584 of the options and converted them to 1,375,584 shares for an additional payment of R23.3 million.
The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August
2002. In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.
On 21 August 2007 the agreement expired in accordance with its terms.
Rand Refinery Limited
GFL Mining Services Limited has an agreement with Rand Refinery Limited (Rand Refinery), in which Gold Fields holds a
34.9% (2006: 33.1%) interest, providing for the refining of substantially all of Gold Fields' South African gold production by
Rand Refinery. The increase in the shareholding is due to the South Deep acquisition during the financial year. On
21 November 2000, GFL Mining Services Limited (GFLMS) entered into an agreement with Rand Refinery in terms of which
GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields' South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields'
South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited
also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.
Nicholas J Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly owned subsidiary of Gold Fields,
Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to
South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Goldfields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.
None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years indebted to Gold Fields.
Compensation to key management (Executive Committee)
Figures in millions unless otherwise stated
United States Dollars
South African Rand
2006
2007
2007
2006
4.9
4.7
Salaries and other short-term employee benefits
33.7
31.4
1.3
1.2
Share-based payments
8.6
8.5
6.2
5.9
42.3
39.9
36.
SEGMENT REPORTING
The segment information is shown under the financial summary in the segment report on pages 243 and 244.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

COMPANY INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007
235
Figures in millions unless otherwise stated
South African Rand
Restated
Note
2007
2006
Share-based payments
(89.9)
(67.6)
Amortisation of financial guarantees
41.3
33.9
Foreign exchange loss on revaluation of financial guarantees
(2.5)
–
Other income/(expenses)
1.9
(62.3)
Loss before taxation
(49.2)
(96.0)
Taxation 1
3.1
(11.5)
Loss for the year
(46.1)
(107.5)
The accompanying notes form an integral part of these financial statements.

COMPANY BALANCE SHEET
AT 30 JUNE 2007
GOLD FIELDS 2007
236
Figures in millions unless otherwise stated
South African Rand
Restated
Notes
2007
2006
ASSETS
Non-current asset
Investments
3
27,177.8
9,623.5
Current asset
Trade and other receivables
19.1
12.5
Total assets
27,196.9
9,636.0
EQUITY AND LIABILITIES
Share capital
326.1
247.4
Share premium
28,138.1
9,739.9
Reserves
247.4
157.7
Accumulated loss
(1,794.1)
(617.0)
Shareholders' equity per statement
26,917.5
9,528.0
Current liabilities
279.4
108.0
Trade and other payables
1.0
0.3
Financial guarantees 4
266.5
92.5
Taxation
11.9
15.2
Total equity and liabilities
27,196.9
9,636.0
The accompanying notes form an integral part of these financial statements.

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007
237
Figures in millions unless otherwise stated
Number
Accu-
of
Fair
Share-
mulated
Total
ordinary
Ordinary
value
based
(loss)/
share-
shares
share
Share   adjustment
payment
retained
holders'
issued
capital
premium
reserve
reserve
earnings
equity
SOUTH AFRICAN RAND
Balance at 30 June 2005
492,294,226             246.1
9,623.2
0.2               89.7          (158.1)
9,801.1
Effect of adopting IAS 39
IFRS 4 (Amendment)
– – – – – 43.1 43.1
Balance at 30 June 2005 –
restated
492,294,226             246.1
9,623.2
0.2               89.7           (115.0)
9,844.2
Net loss – – – – –
(107.5)         (107.5)
Share-based payments – – – –
67.6                    –
67.6
Dividends – – – – –
(394.5)         (394.5)
Shares repurchased and
cancelled
(1,000,000)
(0.5)           (74.4)
– – – (74.9)
Exercise of employee share
options
3,530,497                 1.8
191.1                    –
– – 192.9
Mark-to-market gain on
listed investment
– – – 0.2 – – 0.2
Balance at 30 June 2006 –
Restated
494,824,723
247.4          9,739.9
0.4             157.3           (617.0)         9,528.0
Net loss – – – – – (46.1) (46.1)
Share-based payments – – – –
89.9                    –
89.9
Dividends – – – – –
(1,131.0)      (1,131.0)
Shares issued in connection
with capital raising
90,850,000 45.5 10,231.7 – – – 10,277.2
Shares issued in connection
with the acquisition of
subsidiaries
65,098,754
32.5           8,297.1
– – – 8,329.6
Transaction costs relating
to issue of shares
– – (207.4) – – – (207.4)
Exercise of employee
share options
1,384,589 0.7 76.8 – – – 77.5
Mark-to-market gain on
listed investment
– – – (0.2) – – (0.2)
Balance at 30 June 2007
652,158,066
326.1
28,138.1
0.2
247.2
(1,794.1)
26,917.5
The accompanying notes form an integral part of these financial statements.

Figures in millions unless otherwise stated
South African Rand
Restated
Notes
2007
2006
Cash flows from operating activities
(1,135.2)
(473.6)
Cash generated by/(utilised in) operations 5
1.9
(62.3)
Change in working capital 6
(5.9)
(15.4)
Cash utilised in operating activities
(4.0)
(77.7)
Tax paid 7
(0.2)
(1.4)
Net cash utilised in operations
(4.2)
(79.1)
Dividends paid 8
(1,131.0)
(394.5)
Cash flows from investing activities
(10,094.0)
–
Purchase of investments
(10,094.0)
–
Cash flows from financing activities
11,229.2
473.6
Repayment of long-term loan by subsidiary
1,082.1
355.6
Shares repurchased and cancelled
–
(74.9)
Proceeds from issue of shares
10,147.1
192.9
Net cash
–
–
Cash and cash equivalents at beginning of the year
–
–
Cash and cash equivalents at end of the year
–
–
The accompanying notes form an integral part of these financial statements.
COMPANY CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007
239
Figures in millions unless otherwise stated
South African Rand
Restated
2007
2006
1.
TAXATION
South African current taxation
– company tax
3.1
(11.5)
Total tax
3.1
(11.5)
2.
DIVIDENDS
2006 final dividend of 110 cents per share (2005: 40 cents)
declared on 2 August 2006
545.4
196.8
2007 interim dividend of 90 cents per share (2006: 40 cents)
declared on 24 January 2007
585.6
197.7
A final dividend in respect of F2007 of 95 cents per share was approved by the board of directors on 31 July 2007. This dividend payable is not reflected in these financial statements.
Total dividends
1,131.0
394.5
3.
INVESTMENTS
Listed
Cost
0.3
0.3
Net unrealised gain on revaluation
0.2
0.4
Carrying value
0.5
0.7
Market value
0.5
0.7
Unlisted
Carrying value
18,746.2
8,439.2
Total listed and unlisted investments
18,746.7
8,439.9
Loans
8,431.1
1,183.6
Total investments
27,177.8
9,623.5
Details of major investments are given on pages 241 and 242.
4.
FINANCIAL GUARANTEES
During F2007, the company adopted IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts. The adoption of the amendment is retrospective and the prior year results for the company have been restated to present the effect of the adoption of the amendment.
2005 and
The effect of the change is described below
2006 prior years
Amortisation of financial guarantees 33.9 43.1
Increase in profit for the year 33.9 43.1
Increase in investments 169.5 169.5
Increase in financial guarantees 92.5 126.4

Figures in millions unless otherwise stated
South African Rand
Restated
2007
2006
4.
FINANCIAL GUARANTEES  continued
Gold Fields Limited and certain of its subsidiaries have guaranteed all payments and other obligations of GFI Mining South Africa (Pty) Limited, Gold Fields La Cima, Orogen Holdings
(BVI) Limited and Gold Fields Operations Limited (formerly known as Western Areas Limited)
related to the Mvela Loan, the Project Finance facility and the Split term credit facility.
Value of unamortised portion of financial guarantees
266.5
92.5
Total financial guarantees
266.5
92.5
5.
CASH GENERATED BY/(UTILISED IN) OPERATIONS
Loss for the year
(46.1)
(107.5)
Taxation
(3.1)
11.5
Loss before non-cash items
(49.2)
(96.0)
Non-cash items:
Share-based payments
89.9
67.6
Amortisation of financial guarantees
(41.3)
(33.9)
Foreign exchange loss on revaluation of financial guarantees
2.5
–
Total cash generated by/(utilised in) operations
1.9
(62.3)
6.
CHANGE IN WORKING CAPITAL
Trade and other receivables
(6.6)
(10.9)
Trade and other payables
0.7
(4.5)
Total change in working capital
(5.9)
(15.4)
7.
TAX PAID
Amount owing at beginning of the year
(15.2)
(5.1)
SA current taxation
3.1
(11.5)
Amount owing at end of the year
11.9
15.2
Total tax paid
(0.2)
(1.4)
8.
DIVIDENDS PAID
Dividends per statement of shareholders' equity
1,131.0
394.5
Total dividends paid
1,131.0
394.5
NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2007
GOLD FIELDS 2007

MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT
GOLD FIELDS 2007

Group
Book value in holding company
Shares held
beneficial interest
Shares
Loans
Notes
2007
2006
2007
2006
2007
2006
2007
2006
%
%
Rm
Rm
Rm
Rm
UNLISTED
Abosso Goldfields Limited
– Class "A" shares
3
38,394,000
38,394,000
71.1
71.1
–
–
–
–
– Class"B" shares
3
4,266,000
4,266,000
71.1
71.1
–
–
–
–
Agnew Gold Mining
Company (Pty) Limited
5
54,924,757
54,924,757
100.0
100.0
–
–
–
Beatrix Mines Limited
1
96,549,020
96,549,020
100.0
100.0
206.8
206.8
–
-
Beatrix Mining Ventures Limited
1
9,625,001
9,625,001
100.0
100.0
120.4
120.4
(136.8)
(136.8)
GFI Joint Venture
Holdings (Pty) Limited
(formerly Barrick Gold
South Africa (Pty) Limited)
1
311,668,564
–
100.0
–
–
–
–
–
Driefontein Consolidated
(Pty) Limited
1
1,000
1,000
100.0
100.0
–
–
(13.1)
(13.1)
GFL Mining Services Limited
1
235,676,387
235,676,386
100.0
100.0     17,425.9
7,331.7
9,191.2
1,943.7
Gold Fields Holdings
Company (BVI) Limited
2
4,042
4,028
100.0
100.0
–
–
–
–
Gold Fields Ghana Limited
3
711
711
71.1
71.1
–
–
–
–
GFI Mining South Africa
(Pty) Limited
1
850
850
100.0
100.0
8.0
8.0
–
–
Kloof Gold Mining
Company Limited
1
138,600,000
138,600,000
100.0
100.0
602.8
602.8
(610.2)
(610.2)
Orogen Holdings (BVI) Limited
4
191
178
100.0
100.0
–
–
–
–
Promotara Minera Guyana S.A.
6
1,006,700
1,006,700
95.0
95.0
–
–
–
–
Gold Fields La Cima
7
18,596,000
18,596,000
80.6
80.6
–
–
–
–
Minera Gold Fields S.A.
7
3,750
3,750
100.0
100.0
–
–
–
–
St Ives Gold Mining
Company (Pty) Limited
5
281,051,329
281,051,329
100.0
100.0
–
–
–
–
Gold Fields Operations
Limited (formerly Western
Areas Limited)
1
161,753,619
26,164,098
100.0
16.9
–
–
–
–
Total
18,363.9
8,269.7
8,431.1
1,183.6

Group
Shares held
beneficial interest
2007
2006
2007
2006
%
%
OTHER INVESTMENTS
Listed
Aflease Gold Limited
12,500,000
12,500,000
2.5
2.8
Anglo Australian Resources
Limited – shares
7,500,000
32,500,000
1.5
6.6
– options
–
7,500,000
n/a
n/a
Avoca Resources Limited
–
19,849,861
n/a
13.6
CMQ Resources Inc.
– shares
10,710,000
5,000,000
16.4
9.7
– warrants
2,855,000
–
n/a
n/a
Conquest Mining Limited
25,895,897
–
11.0
n/a
Comaplex Minerals Corporation
–
7,628,571
n/a
19.8
Committee Bay Resources
Limited
8,133,333
8,333,333
8.5
15.2
Emed Mining Public Limited
12,737,042
–
10.1
n/a
Gold Quest Mining Corporation
– shares
5,362,500
4,162,500
10.9
9.5
– options
–
1,200,000
n/a
n/a
Lero Gold
5,466,840
–
9.1
n/a
Medoro Resources
– shares
3,963,187
1,813,187
8.0
5.5
– options
1,075,000
–
n/a
n/a
Mvelaphanda Resources
Limited – shares
5,725,584
4,350,000
2.7
2.6
– options
2,672,274
4,047,858
n/a
n/a
Radius Gold Inc.
3,625,124
3,625,124
6.8
6.8
Sargold Resources Corporation
5,833,333
–
9.2
n/a
Sino Gold Limited
– shares
31,658,185
21,208,020
17.5
13.9
– options
1,350,000
1,350,000
n/a
n/a
TLC Ventures Corporation
–
3,341,600
n/a
8.5
Troy Resources NL
3,010,000
–
5.2
n/a
Notes
1 – Incorporated in the Republic of South Africa
2 – Incorporated in Guernsey
3 – Incorporated in Ghana
4 – Incorporated in the British Virgin Islands
5 – Incorporated in Australia
6 – Incorporated in Venezuela
7 – Incorporated in Peru
The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R2,437.3 million (2006 restated: R1,685.5 million).
Note: Only major investments are listed individually.
MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT continued
GOLD FIELDS 2007

SEGMENT REPORT
GOLD FIELDS 2007

Financial summary – Rand million
South Africa
Ghana
Venezuela
Australia Corporate
Group
South
St Ives/
and
conso-
Driefontein
Kloof
Beatrix
Deep
#
Tarkwa
Damang Choco 10
Agnew
other
lidation
INCOME STATEMENT
for the year ended
30 June 2007
Revenue
4,666.7
4,226.6
2,483.5
777.2
3,202.9
860.3
259.3
3,216.6
0.0
19,693.1
Operating costs
2,671.5
2,536.1
1,550.7
719.8
1,792.1
633.3
288.6
2,001.1
0.0
12,193.2
Gold inventory change
0.0
0.0
0.0
13.2
(122.6)
9.9
(35.5)
(110.8)
(0.0)
(245.8)
Operating profit
1,995.2
1,690.5
932.8
44.2
1,533.4
217.1
6.2
1,326.3
(0.0)
7,745.7
Amortisation and depreciation
483.7
544.9
300.6
142.3
292.2
35.0
38.9
1,026.3
137.7
3,001.6
Net operating profit
1,511.5
1,145.6
632.2
(98.1)
1,241.2
182.1
(32.7)
300.0
(137.7)
4,744.1
Other income/(expenditure)
(3.6)
(26.6)
(33.0)
22.7
(3.6)
0.3
15.4
164.7
(674.2)
(537.9)
Current taxation
341.8
91.9
0.5
0.0
267.6
32.5
11.9
146.2
(8.6)
883.8
Deferred taxation
161.8
236.8
227.9
(30.2)
1
128.1
34.8
7.6
19.9
(98.3)
688.4
Profit/(loss) for the year
1,004.3
790.3
370.8
(45.2)
841.9
115.1
(36.8)
298.6
(705.0)
2,634.0
Profit attributable to:
– Ordinary shareholders
1,004.3
790.3
370.8
(44.3)
598.6
81.8
(35.0)
298.6
(702.6)
2,362.5
– Minority shareholders
0.0
0.0
0.0
(0.9)
243.3
33.3
(1.8)
0.0
(2.4)
271.5
BALANCE SHEET
as at 30 June 2007
Total assets
6,110.0
4,985.2
2,207.4
5,489.7
3,742.6
734.8
792.8
5,840.8
25,511.6
55,414.9
Total liabilities (excluding
deferred taxation)
1,566.2
1,378.9
647.0
283.5
476.1
145.7
206.5
818.1
6,806.9
12,328.9
Deferred taxation
1,432.7
1,390.7
271.6
0.0
711.1
88.2
(13.1)
458.8
1,639.6
5,979.6
Capital expenditure
815.0
775.8
592.8
283.4
775.6
227.9
165.0
751.5
1,708.8
6,095.8
Note 1: Indicative as tax is provided in the holding company.
The above is a geographical analysis presented by location of assets.
#
South Deep was acquired effective from 1 December 2006.
South Africa
Ghana
Venezuela
Australia Corporate
Group
St Ives/
and
conso-
Driefontein
Kloof
Beatrix
Tarkwa
Damang Choco 10
#
Agnew
other
lidation
INCOME STATEMENT
for the year ended 30 June 2006
Revenue
3,839.5 3,067.2 2,002.6 2,386.9 787.8 108.0 2,412.7 0.0 14,604.7
Operating costs 2,419.8 2,280.6 1,404.8 1,354.7 496.4 56.0 1,512.4 (0.0) 9,524.7
Gold inventory change 0.0 0.0 0.0 (32.9) 17.7 (2.5) (41.1) 0.0 (58.8)
Operating profit
1,419.7 786.6 597.8 1,065.1 273.7 54.5 941.4 0.0 5,138.8
Amortisation and depreciation 451.2 464.9 249.3 240.3 25.1 13.2 525.0 105.6 2,074.6
Net operating profit
968.5 321.7 348.5 824.8 248.6 41.3 416.4 (105.6) 3,064.2
Other income/(expenditure) (43.1) (22.9) (41.8) 4.7 5.9 (0.9) 9.7 (180.3) (268.7)
Current taxation 201.5 0.0 0.2 166.4 53.1 19.4 59.8 77.9 578.3
Deferred taxation 78.9 88.9 121.2 36.9 27.2 0.0 114.5 (22.0) 445.6
Profit/(loss) for the year 645.0 209.9 185.3 626.2 174.2 21.0 251.8 (341.8) 1,771.6
Profit attributable to:
– Ordinary shareholders
645.0 209.9 185.3 445.2 123.9 19.9 251.8 (336.9) 1,544.1
– Minority shareholders 0.0 0.0 0.0 181.0 50.3 1.1 0.0 (4.9) 227.5
BALANCE SHEET
as at 30 June 2006
Total assets
3,910.5 3,130.0 1,388.8 2,881.5 627.8 827.8 4,721.3 14,147.5 31,635.2
Total liabilities (excluding deferred taxation) 1,287.0 1,132.8 596.9 394.6 133.0 165.9 572.9 1,799.3 6,082.4
Deferred taxation 1,270.9 1,154.0 43.6 606.8 55.8 0.0 392.6 2,027.6 5,551.3
Capital expenditure
543.3 482.7 447.3 299.7 163.8 33.3 454.2 217.3 2,641.6
The above is a geographical analysis presented by location of assets.
#
Choco 10 was acquired effective from 1 March 2006.
This segment has been restated in line with the change in accounting policy i.e. Ore Reserve Development costs are capitalised and amortised.

Financial summary – US dollar million
South Africa
Ghana
Venezuela
Australia Corporate
Group
South
St Ives/
and
conso-
Driefontein
Kloof
Beatrix
Deep
#
Tarkwa
Damang Choco 10
Agnew
other
lidation
INCOME STATEMENT
for the year ended
30 June 2007
Revenue
648.2
587.0
344.9
107.9
444.8
119.5
36.0
446.8
(0.0)
2,735.2
Operating costs
371.0
352.2
215.4
100.0
248.9
88.0
40.1
277.9
0.0
1,693.5
Gold inventory change
0.0
0.0
0.0
1.8
(17.0)
1.4
(4.9)
(15.4)
(0.0)
(34.1)
Operating profit
277.1
234.8
129.6
6.1
213.0
30.2
0.9
184.2
(0.0)
1,075.8
Amortisation and depreciation
67.2
75.7
41.8
19.8
40.6
4.9
5.4
142.5
19.1
416.9
Net operating profit
209.9
159.1
87.8
(13.6)
172.4
25.3
(4.5)
41.7
(19.1)
658.9
Other income/(expenditure)
(0.5)
(3.7)
(4.6)
3.2
(0.5)
0.0
2.1
22.9
(93.6)
(74.7)
Current taxation
47.5
12.8
0.1
0.0
37.2
4.5
1.7
20.3
(1.2)
122.8
Deferred taxation
22.5
32.9
31.7
(4.2)
1
17.8
4.8
1.1
2.8
(13.7)
95.6
Profit/(loss) for the year
139.5
109.8
51.5
(6.3)
116.9
16.0
(5.1)
41.5
(97.9)
365.8
Profit attributable to:
– Ordinary shareholders
139.5
109.8
51.5
(6.2)
83.1
11.4
(4.9)
41.5
(97.6)
328.1
– Minority shareholders
0.0
0.0
0.0
(0.1)
33.8
4.6
(0.3)
0.0
(0.3)
37.7
BALANCE SHEET
as at 30 June 2007
Total assets
854.5
697.2
308.7
767.9
523.4
102.8
110.9
816.9
3,568.0
7,750.3
Total liabilities (excluding
deferred taxation)
219.0
192.9
90.5
39.7
66.6
20.4
28.9
114.4
952.0
1,724.3
Deferred taxation
200.4
194.5
38.0
0.0
99.5
12.3
(1.8)
64.2
229.3
836.3
Capital expenditure
113.2
107.8
82.3
39.4
107.7
31.7
22.9
104.4
237.3
846.6
Note 1: Indicative as tax is provided in the holding company. The above is a geographical analysis presented by location of assets.
#
South Deep was acquired effective from 1 December 2006. US Dollar figures may not add as they are rounded independently.
Exchange rates applied: Rate at year end US$1 = R7.15 Average for the year US$1 = R7.20
South Africa
Ghana
Venezuela
Australia Corporate
Group
St Ives/
and
conso-
Driefontein
Kloof
Beatrix
Tarkwa
Damang Choco 10
#
Agnew
other
lidation
INCOME STATEMENT
for the year ended
30 June 2006
Revenue
599.9 479.3 312.9 373.0 123.1 17.1 377.0 0.0 2,282.0
Operating costs 378.1 356.3 219.5 211.7 77.6 8.8 236.3 (0.0) 1,488.2
Gold inventory change 0.0 0.0 0.0 (5.1) 2.8 (0.4) (6.4) 0.0 (9.2)
Operating profit
221.8 122.9 93.4 166.4 42.8 8.6 147.1 0.0 802.9
Amortisation and depreciation 70.5 72.6 39.0 37.5 3.9 2.1 82.0 16.5 324.2
Net operating profit
151.3 50.3 54.5 128.9 38.8 6.5 65.1 (16.5) 478.8
Other income/(expenditure) (6.7) (3.6) (6.5) 0.7 0.9 (0.1) 1.5 (28.2) (42.0)
Current taxation 31.5 0.0 0.0 26.0 8.3 3.1 9.3 12.2 90.4
Deferred taxation 12.3 13.9 18.9 5.8 4.3 0.0 17.9 (3.4) 69.6
Profit/(loss) for the year
100.8 32.8 29.0 97.8 27.2 3.3 39.3 (53.4) 276.9
Profit attributable to:
– Ordinary shareholders
100.8 32.8 29.0 69.6 19.4 3.1 39.3 (52.6) 241.4
– Minority shareholders 0.0 0.0 0.0 28.3 7.9 0.2 0.0 (0.8) 35.5
BALANCE SHEET
as at 30 June 2006
Total assets
526.3 421.3 186.9 387.8 84.5 111.4 635.4 1,904.1 4,257.7
Total liabilities (excluding deferred taxation) 173.2 152.5 80.3 53.1 17.9 22.3 77.1 242.2 818.6
Deferred taxation 171.0 155.3 5.9 81.7 7.5 0.0 52.8 272.9 747.1
Capital expenditure
84.9 75.4 69.9 46.8 25.6 5.3 71.0 34.0 412.8
The above is a geographical analysis presented by location of assets.
#
Choco 10 was acquired effective from 1 March 2006.
US dollar figures may not add as they are rounded independently. Exchange rates applied: Rate at year end US$1 = R7.43
Average for the year US$1 = R6.40 except Choco 10 which averaged US$1 = R6.33 from the effective date of 1 March 2006.
This segment has been restated in line with the change in accounting policy i.e. Ore Reserve Development costs are capitalised and amortised.
SEGMENT REPORT continued
GOLD FIELDS 2007

SHAREHOLDERS’ INFORMATION
ANALYSIS OF SHAREHOLDERS’ INFORMATION AT 30 JUNE 2007
GOLD FIELDS 2007
245
Number of
Number of
Shareholder spread
shareholders
%
shares
%
1 –
1,000 shares
16,089
81.14
3,781,262
0.58
1,001 –
10,000 shares
2,860
14.42
8,519,234
1.31
10,001 –
100,000 shares
597
3.01
20,341,768
3.12
100,001 –
1,000,000 shares
231
1.16
65,799,751
10.09
1,000,001 shares and over
52
0.26
553,716,051
84.91
19,829
100.00
652,158,066
100.00
Number of
Number of
Distribution of shareholders
shareholders
%
Shares
%
Banks
296                        1.49
470,231,267
72.10
Close
Corporations
250                        1.26
420,033                        0.06
Endowment
Funds
36                        0.18
424,845                        0.07
Individuals
15,644
78.89
10,191,359
1.56
Insurance
Companies
68                        0.34
34,819,596                        5.34
Investment
Companies
69                        0.35
3,615,963                        0.55
Medical
Aid
Schemes
14                        0.07
276,079                        0.04
Mutual
Funds
338                        1.70
34,848,233                        5.34
Nominees and Trusts
2,034
10.26
5,019,880
0.77
Other
Corporations
202                        1.02
4,351,709                       0.67
Pension
Funds
329                        1.66
63,444,015                       9.73
Private
Companies
492                        2.48
21,414,402                       3.28
Public
Companies
55                        0.28
2,966,552                       0.45
Share
Trusts
2                        0.01
134,133                       0.02
19,829
100.00
652,158,066
100.00
Number of
Number of
Public/non-public shareholders
shareholdings
%
Shares
%
Non – Public Shareholders
6
0.02
224,002
0.03
Directors and Associates of the Company
4
0.01
89,869
0.02
Share Trusts
2
0.01
134,133
0.02
Public Shareholders
19,817
99.98
651,949,104
99.97
19,829
100.00
652,158,066
100.00
Number of
Beneficial shareholders holding of 3% or more
Shares
%
Capital Group
62,692,573
9.61
Bank of New York Unrestricted Depository Receipts
55,894,720
8.57
BlackRock Investment Management (UK) Ltd
43,970,570
6.59
Old Mutual Group
41,321,120
6.34
Public Investment Corporation
36,259,324
5.56
Fidelity Group
27,308,572
4.19
Number of
Foreign Custodian shareholders holding of 3% or more
Shares
%
Bank of New York Unrestricted Depositary Receipts
189,422,602
29.03
Bank of New York (Custodian)
77,702,150
11.91
JPMorgan Chase (Custodian)
75,386,412
11.55
State Street Bank & Trust Co (Custodian)
28,245,701
4.33

OPERATING AND FINANCIAL INFORMATION BY MINE continued
GOLD FIELDS 2007

South African operations
Driefontein
Gold produced
Net earnings
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
1952-1994                            151,090,000                17.7       2,669,887            85,839                 n/a                  n/a                  n/a
1995
5,310,000
10.5
55,777
1,793
192
n/a
n/a
1996
5,023,000
9.5
47,842
1,538
235
n/a
n/a
1997
5,093,000
9.0
46,071
1,481
241
441.9
98.0
1998
5,167,000
9.3
47,927
1,541
236
881.8
180.5
1999
5,466,000
8.5
46,487
1,495
199
15.2
2.5
2000
5,608,000
7.8
43,497
1,398
213
229.5
36.2
1952-2000
182,757,000
16.2
2,957,488
95,085
n/a
n/a
n/a
2001
6,551,000
6.4
42,031
1,351
184
413.0
54.3
2002
6,587,000
6.3
41,263
1,327
158
877.5
87.2
2003
6,370,000
6.0
38,516
1,238
202
725.4
80.0
2004
6,438,000
5.5
35,494
1,141
311
436.7
63.3
1952-2004
208,703,000
14.9
3,114,792
100,143
n/a
n/a
n/a
2005
6,694,000
5.4
36,162
1,163
292
332.1
53.5
2006
6,867,000
5.2
35,755
1,150
315
645.0
100.8
2007
6,652,000
4.8
31,618
1,017
348
1,004.3
139.5
Total
228,916,000
14.1
3,218,327
103,472
Includes West Driefontein from 1952 and East Driefontein from 1972.
1
Combined surface and underground yield.
Kloof
Gold produced
Net earnings
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
1939-1994
191,923,900
9.1
1,755,857
56,452
n/a
n/a
n/a
1995
5,077,000
9.2
46,673
1,501
260
n/a
n/a
1996
4,834,000
8.5
40,970
1,317
302
n/a
n/a
1997
4,721,000
8.1
38,187
1,228
308
99.2
21.9
1998
5,180,000
7.7
39,967
1,285
283
(365.4)
(75.0)
1999
4,190,000
10.5
43,965
1,414
205
490.6
81.1
2000
3,936,000
11.0
43,394
1,395
214
199.7
31.5
1939-2000
219,861,900
9.1
2,009,013
64,591
n/a
n/a
n/a
2001
3,932,000
9.6
37,658
1,211
207
222.5
2
29.2
2
2002
4,657,000
7.4
34,236
1,101
179
601.5
59.8
2003
4,838,000
7.3
35,464
1,140
215
600.7
66.2
2004
4,983,000
6.5
32,273
1,038
341
5.8
0.8
1939-2004
238,271,900
9.0
2,148,644
69,080
n/a
n/a
n/a
2005
4,655,000
6.9
32,258
1,037
330
(39.2)
(6.3)
2006
3,666,000
7.8
28,429
914
374
209.9
32.8
2007
3,829,000
7.5
28,705
923
366
790.3
109.8
Total
250,421,900
8.9
2,238,036
71,955
Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991.
1
Combined surface and underground yield.
2
Includes impairment write-down of R73 million (US$9.6 m).

GOLD FIELDS 2007

Beatrix Mine (includes Oryx as from F2000)
Gold produced
Net earnings
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
1985-1994
19,241,000
6.1
116,895
3,758
n/a
n/a
n/a
1995
2,219,000
6.2
13,781
443
199
n/a
n/a
1996
2,351,000
6.4
15,032
483
208
156.0
41.0
1997
2,492,000
6.1
15,257
491
207
208.9
46.2
1998
2,600,000
5.8
15,104
486
212
163.9
33.5
1999
2,658,000
5.5
14,578
469
195
217.7
36.0
2000
3,466,000
6.1
21,034
676
221
366.6
57.8
1985-2000
35,027,000
6.0
211,681
6,806
n/a
n/a
n/a
2001
3,671,000
5.5
20,126
647
207
(1,432.5)
2
(188.2)
2
2002
4,115,000
4.9
20,367
655
173
697.7
69.4
2003
4,722,000
4.3
20,488
659
229
257.4
28.4
2004
5,448,000
3.6
19,437
625
356
(353.8)
3
(51.3)
3
1985-2004
52,983,000
5.5
292,099
9,391
n/a
n/a
n/a
2005
4,181,000
4.6
19,418
624
352
(93.8)
4
(15.1)
4
2006
3,551,000
5.2
18,541
596
354
185.3
29.0
2007
3,590,000
4.7
16,903
543
377
370.8
51.5
Total
64,305,000
5.4
346,961
11,155
Beatrix and Oryx became one tax entity as from Financial 2000
1
Combined surface and underground yield
2
Includes impairment write-down of R1,558 million ($205 million)
3
Includes impairment write-down of R426 million ($62 million)
4
Includes impairment write-down of R60 million (US$10 million)
Oryx Mine (changed name to 4 shaft, known as West section from F2005)
Gold produced
Net earnings
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
1985-1994
2,995,000
1.5
4,421
142
n/a
n/a
n/a
1995
105,000
2.0
212
7
n/a
n/a
n/a
1996
4,000
2.3
9
0
n/a
0.9
0.2
1997
573,000
3.2
1,808
58
n/a
36.2
8.0
1998
908,000
5.4
4,934
159
n/a
34.5
7.1
1999
1,071,000
6.3
6,798
219
n/a
(839.6)
(138.8)
1985-1999
5,656,000
3.2
18,182
585
n/a
(768.0)
(123.5)
1
Included in Beatrix from F2000.
South Deep
Gold produced
Net earnings
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
2006
2
1,104,000
4.6
5,076
163
595
(46.8)
(6.5)
1
Combined surface and underground yield
2
For the 7 months ended 30 June, since acquisition

OPERATING AND FINANCIAL INFORMATION BY MINE continued
GOLD FIELDS 2007

International operations
Ghana Division
Tarkwa Mine
Net earnings
Gold produced
(before minorities
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
1994
200,257
6.5
1,294
42
n/a
5.4
1.6
1995
208,252
6.1
1,276
41
326
3.6
1.0
1996
260,698
5.9
1,529
49
311
6.5
1.7
1997
243,352
6.5
1,570
50
320
3.2
0.7
1998
235,000
7.3
1,718
55
286
2.5
0.5
1999
5,024,000
1.3
6,414
206
233
(9.8)
(1.6)
2000
8,017,000
1.1
9,195
296
196
(37.6)
(5.9)
1994-2000
14,188,559
1.6
22,996
739
n/a
n/a
n/a
2001
11,667,000
1.2
13,680
440
155
232.0
30.5
2002
14,914,000
1.1
16,920
544
171
338.2
33.6
2003
15,210,000
1.1
16,792
540
194
313.6
34.6
2004
16,000,000
1.1
17,107
550
230
299.2
43.4
1994-2004
71,979,559
1.2
87,495
2,813
n/a
1,183.0
142.0
2005
19,633,000
1.1
21,051
677
234
427.5
68.8
2006
21,487,000
1.0
22,060
709
292
626.2
97.8
2007
22,639,000
1.0
21,684
697
333
841.9
116.9
Total
135,738,559
1.1
152,290
4,896
1
Surface operation from F1999
Damang Mine
Net earnings
Gold produced
(before minorities
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
milled
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
2002
2
1,951,000
2.3
4,397
141
200
90.4
8.3
2003
4,877,000
1.9
9,305
299
243
129.1
14.2
2004
5,236,000
1.8
9,589
308
222
239.6
34.7
2002
2
-2004
12,064,000
1.9
23,291
749
226
459.1
57.3
2005
5,215,000
1.5
7,703
248
282
116.7
18.8
2006
5,328,000
1.4
7,312
235
341
174.2
27.2
2007
5,269,000
1.1
5,843
188
473
115.1
16.0
Total
27,876,000
1.6
44,149
1,419
1
Combined surface and underground yield
2
F2002 – For the 5 months ended 30 June, since acquisition

GOLD FIELDS 2007

Australia Division
St Ives Mine
Gold produced
Tons
Yield
1
000'
Cash cost
Cash cost
Year to 30 June
treated
g/ton
Kilogram
ounces
US$/oz
A$/oz
2002
2
3,398,000
3.1
10,602
341
160
302
2003
5,486,000
2.9
15,966
513
188
323
2004
6,744,000
2.5
16,877
543
297
416
2002
2
-2004
15,628,000
2.8
43,445
1,397
224
354
2005
6,332,000
2.6
16,393
527
336
447
2006
6,690,000
2.3
15,440
496
339
453
2007
6,759,000
2.2
15,146
487
424
540
Total
35,409,000
2.6
90,424
2,907
1
Combined surface and underground yield
2
F2002 – or the 7 months ended 30 June, since acquisition
Agnew Mine
Gold produced
Tons
Yield
1
000'
Cash cost
Cash cost
Year to 30 June
treated
g/ton
Kilogram
ounces
US$/oz
A$/oz
2002
2
682,000
3.8
2,569
83
232
434
2003
1,268,000
3.5
4,466
144
255
437
2004
1,179,000
5.3
6,267
201
226
317
2002
2
-2004
3,129,000
4.3
13,302
428
237
380
2005
1,170,000
5.6
6,609
212
233
310
2006
1,323,000
5.2
6,916
222
266
355
2007
1,323,000
5.0
6,605
212
295
377
Total
6,945,000
4.8
33,432
1,074
1
Combined surface and underground yield
2
For the 7 months ended 30 June, since acquisition
St Ives/Agnew
Net earnings
SA
Year to 30 June
rand mill
US$ Mil
A$ Mil
2002
1
556.6
50.2
94.7
2003
567.3
62.5
107.2
2004
304.5
44.1
61.9
2002
1
-2004
1,428.4
156.9
263.8
2005
151.1
24.3
32.4
2006
251.8
39.3
52.6
2007
298.6
41.5
52.8
1
F2002 – For the 7 months ended 30 June, since acquisition

OPERATING AND FINANCIAL INFORMATION BY MINE continued
GOLD FIELDS 2007

Choco 10 Mine
Net earnings
Gold produced
(before minorities
Tons
Yield
1
000'
Cash cost
SA
Year to 30 June
treated
g/ton
Kilogram
ounces
US$/oz
Rand Mil.
US$ Mil.
2006
2
454,000
1.7
787
25
294
21.0
3.3
2007
1,001,000
1.7
1,699
55
523
(36.8)
(5.1)
Total
1,455,000
1.7
2,486
80
1
Combined surface and underground yield
2
For the 4 months ended 30 June, since acquisition

Global
GRI
Compact
Reference  principle
Page
Vision and strategy
1.1
Statement of the organisation’s vision & strategy regarding its contributions
22-23, 92-93
to sustainable development
1.2
Statement from the CEO describing key elements in the report
23-24
Profile
2.1
Name of reporting organisation
Cover
2.2
Major products and/or services including brands
2, 7
2.3
Operational structure of the organisation
IFC, 1
2.4
Description of major divisions operating companies, subsidiaries & joint ventures
1-2
2.5
Countries in which the organisation’s operations are located
1-2
2.6
Nature of ownership
250
2.8
Scale of reporting organisation
1, 2, 136-137
Report scope
2.10
Contact person for the report, not including e-mail & web addresses
96
2.11
Reporting period
IFC
2.13
Boundaries of the report
IFC
2.14
Significant changes in size, structure, ownership or products/services that
15-23, 183-185
have occurred since the last report
2.15
Basis for reporting on joint ventures, etc or any other situations which can
IFC
significantly affect comparability from period to period
Report profile
2.17
Decisions not to apply GRI principles or protocols in the report
92-93
2.19
Significant changes from previous years in the measurement methods applied
92-93, 115
to key economic environmental & social information
2.22
Means by which report users can obtain additional information and reports
3, 98
about economic, environmental and social aspects of the organisation’s activities, including facility information (if available)
Governance structure & management systems
3.1
Governance structure of the organisation, including major committees under
144-152
the board of directors that are responsible for setting strategy and for oversight of the organisation
3.2
% of the board that are independent, non-executive directors
144
3.3
Process for determining the expertise board members need to guide the strategic
145
direction of the organisation, including issues related to environmental and social risks & opportunities
3.4
Board level processes for overseeing the organisation’s identification &
140-141, 148-149
management of economic, environmental and social risks and opportunities
3.5
Linkage between executive compensation and achievement of organisation’s
22, 134-135, 148
financial and non-financial goals
3.6
Organisation structure and key individuals responsible for oversight implementation
148-149
and audit of economic, environmental, social and related policies
GLOBAL REPORTING INITIATIVE
GOLD FIELDS 2007

Global
GRI
Compact
Reference  principle
Page
Shareholder engagement
3.10
Approaches to stakeholder consultation reported in terms of frequency of 92-94 consultations by type and by stakeholder group
3.11
Type of information generated by stakeholder consultations 94, 95, 97
3.12
Use of information resulting from stakeholder engagements 94, 95, 97
3.13
Overarching policies and management systems
3.14
4, 5, 7
Externally developed, voluntary economic, environmental and social characters, 92-94, 104, 119, sets of principles, or other initiatives to which the organisation subscribes 121-124, 130
3.15
Principal memberships in industry and business associations and/or national/ 92-94, 121-122 international advocacy organisations
3.16
Policies and/or systems for managing impacts including supply chain management 92-94, 115-117, and product and service stewardship 123-125
3.19
8
Programmes and procedures pertaining to economic, environmental and social 116-118 performance (priority & target setting; major programmes to improve performance;
internal communication & training; performance monitoring; internal & external auditing: and senior management review)
3.20
8
Status of certification pertaining to economic, environmental and social management 94, 115 systems)
Economic
EC 1
Net sales 137
EC 2
Geographic breakdown of markets 137
EC 3
Cost of all goods, materials and services purchased 136, 137
EC 5
Total payroll & benefits (including wages, pension, other benefits & redundancy 136, 137 payments) broken down by country or region
EC 6
Distributions to providers of capital broken down by interest on debt & borrowings 137
& dividends on all classes of shares, with any arrears of preferred dividends to be disclosed
EC 7
Increase/decrease in retained earnings at end of period 202-205
EC 8
Total sum of taxes of all types paid broken down by country 137
EC 10
Donations to community, civil society & other groups broken down in terms of 127, 137 cash and in-kind donations per type of group
EC 13
The organisation’s indirect economic impacts 137
Environmental
EN 1
8
Total materials used other than water by type 116, 121, 124
EN 3
8, 9
Direct energy used segmented by primary source 119-121
EN 5
8
Total water use 118
EN 8
8
Greenhouse gas emissions 120-121
EN 9
8
Use & emissions of ozone depleting substances 120-121
EN 11
8
Total amount of waste by type 123
EN 14
8
Significant environmental impacts of principal products & services 115, 125
GLOBAL REPORTING INITIATIVE continued
GOLD FIELDS 2007

Global
GRI
Compact
Reference  principle
Page
EN 16
8
Incidents of & fines for non-compliance
117, 126
EN 18
8
Energy consumption
119-121
EN 20
8
Water sources & related ecosystems affected by water use
97, 117-118
EN 27
8
Objectives, programmes & targets to protect & restore native ecosystems
121-122
EN 30
8
Other relevant indirect greenhouse gas emissions
120-121
EN 31
8
All production, transport, import or export of any waste deemed hazardous
122-123
EN 32
8
Water sources & related ecosystems/habitats significantly affected by discharges of
97
water & run-off
Social performance – labour practices and decent work
LA1
Breakdown of workforce where possible by region/country/status
130-132, 137
(employee/non-employee)
LA2
Net employment creation & average turnover per region/country
130-133
LA 3
3
% of employees represented by independent TU organisation or other bona fide
130-131
employee representatives or % of employees covered by collective bargaining agreements
LA5
3
Practices on recording & notification of occupational accidents & diseases & how
130-131
they relate to ILO code on recording & notification of occupational accidents and diseases
LA 7
Standard injury, lost day & absentee rates and number of work-related fatalities
103-108
(including sub-contracted workers)
LA 8
Description of policies or programmes on HIV/Aids
111-114
LA 10
6
Description of equal opportunity policies or programmes, as well as monitoring
98-99, 131-132
systems to ensure compliance & results
LA 12
Employee benefits beyond those legally mandated
133-135
LA 16
Description to support the continued employability of employees & to manage
133-135
career endings
LA 17
Specific policies & programmes skills management or for life-long learning
135
Human Rights
HR 3
1, 2
Description of policies & procedures to evaluate & address human rights
101, 137-139
performance within the supply chain and contractors, including monitoring systems and results
HR 4
1
Description of global policy procedures/programmes preventing all forms of
98-100, 130-132
discrimination in operations, including monitoring systems
HR 12
1
Description of policies, guidelines and procedures to address the needs of
94-96, 130
indigenous people
Society
SO 1
Description of policies to manage impacts on communities & description of
94-96, 127-129
procedures to address this issue
SO 2
10
Description of policy. Procedures & compliance mechanisms addressing bribery
150
& corruption
GOLD FIELDS 2007

NOTICE OF ANNUAL GENERAL MEETING
GOLD FIELDS 2007

Gold Fields Limited (Registration number 1968/004880/06)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123
Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road,
Parktown, Johannesburg, on Friday, 2 November 2007 at 09:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of JSE Limited and other stock exchanges on which the company’s ordinary shares are listed.
Ordinary Resolution Number 1
Adoption of financial statements
“Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors’ and directors’ reports for the year ended 30 June 2007, be received and adopted.”
Ordinary Resolution Number 2
Re-election of director
“Resolved that Ms G Marcus who was appointed to the board on 14 February 2007 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 11 of the annual report.
Ordinary Resolution Number 3
Re-election of director
“Resolved that Mr K Ansah who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 11 of the annual report.
Ordinary Resolution Number 4
Re-election of director
“Resolved that Dr PJ Ryan who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 11 of the annual report.

GOLD FIELDS 2007

Ordinary Resolution Number 5
Placement of shares under the control of the directors
“Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time (after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the benefit of employees and/or directors (whether executive or non-executive) be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended (Companies Act), to allot and issue all or part thereof in their discretion, subject to the provisions of the Companies Act and the Listings Requirements of JSE Limited.”
Ordinary Resolution Number 6
Issuing equity securities for cash
“Resolved that, pursuant to the articles of association of the company, and subject to the passing of ordinary resolution number
5, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company
(whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue equity securities for cash subject to the
Listings Requirements of JSE Limited (JSE) and subject to the Companies Act, 61 of 1973, as amended on the following basis:
(a)   the allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements of JSE and not to related parties;
(b)   equity securities which are the subject of issues for cash:
i.   in the aggregate in any one financial year may not exceed 10% of the company’s relevant number of equity securities in issue of that class;
ii.   of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;
iii.   as regards the number of securities which may be issued (the 10% number), shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application, less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year, plus any securities of that class to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten or acquisition (which had final terms announced) may be included as though they were securities in issue at the date of application;
(c)
the maximum discount at which equity securities may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of such equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the company;
(d)   after the company has issued equity securities for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and
(e)   the equity securities which are the subject of the issue for cash are of a class already in issue or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue.”
In terms of the Listings Requirements of the JSE, a 75% majority is required of votes cast in favour of such resolution by all equity securities holders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.

NOTICE OF ANNUAL GENERAL MEETING continued
GOLD FIELDS 2007

Ordinary Resolution Number 7
Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan
“Resolved that:
(a)   the following non-executive directors are awarded rights to the following numbers of shares in terms of The Gold Fields
Limited 2005 Non-executive Share Plan:
i. AJ Wright: 4,100;
ii. K Ansah: 2,700;
iii. A Grigorian: 2,700;
iv. JG Hopwood: 2,700;
v. G Marcus: 1,200;
vi. JM McMahon: 2,700;
vii.   DMJ Ncube: 2,700;
viii.   RL Pennant-Rea: 2,700;
ix. PJ Ryan: 2,700;
x. TMG Sexwale: 2,700; and
xi. CI von Christierson: 2,700.
(b)   so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to non-executive directors under this ordinary resolution number 7, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the
Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Non-executive Share Plan, as same may be amended from time to time.”
Explanatory Note on Resolution Number 7
The reasons for and effect of ordinary resolution number 7 is set out in the directors’ report which forms part of the annual financial statements of the company, which accompany this notice of annual general meeting. This resolution relates to The Gold
Fields Limited 2005 Non-executive Share Plan. Copies of The Gold Fields Limited 2005 Non-executive Share Plan will be available for inspection at the registered office of the company from 08:00 to 17:00 until the date of the annual general meeting.
Ordinary Resolution Number 8
Increase of directors’ fees
“Resolved that, the following remuneration shall be payable to directors of the company with effect from 1 January 2008:
(i)
the ordinary board members’ board fee (excluding the chairman of the board) be increased from R110 000 per annum to
R120 000 per annum;
(ii)
the ordinary board members’ attendance fee (excluding the chairman of the board) be increased from R8 125 per meeting to R8 800 per meeting;
(iii)
the meeting attendance fees payable to directors for attending board committee meetings (excluding the chairman of the board) be increased from R4 875 per meeting to R5 300 per meeting;
(iv) the chairman’s fee be increased from R1 000 000 to R1 050 000 per annum;
(v)
the annual retainer for each chairman of the Nominating and Governance Committee, the Safety, Health, Environment and
Community Committee and the Compensation Committee (excluding the chairman of the board) be increased from
R80 000 per annum to R87 000 per annum;
(vi)
the annual retainer for the chairman of the Audit Committee (excluding the chairman of the board) be increased from
R112 000 per annum to R122 000 per annum;

GOLD FIELDS 2007

(vii)
the annual retainer for each of the ordinary board members (excluding the chairman of the board) of the Nominating and
Governance Committee, the Safety, Health, Environment and Community Committee and the Compensation Committee
be increased from R40 000 per annum to R43 500 per annum;
(viii)
the annual retainer for each of the ordinary board members (excluding the chairman of the board) of the Audit Committee be increased from R56 000 per annum to R61 000 per annum; and
(ix)
the travel allowance payable to directors who travel internationally to attend meetings be increased from US$4 000 per international trip required to US$4 400 per international trip required.
Explanatory note on Resolution Number 8
This resolution is proposed in order to ensure the directors’ remuneration remains competitive.
Ordinary Resolution Number 9
Placement of non-convertible redeemable preference shares under the control of the directors
“Resolved that, subject to the passing and registration of special resolutions numbers 1 and 2 the non-convertible redeemable preference shares in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors for allotment and issue at the discretion of the directors of the company, subject to all applicable legislation, the requirements of any recognised stock exchange on which the shares in the capital of the company may from time to time be listed and with such rights and privileges attached thereto as the directors may determine.”
Special Resolution Number 1
Increase in authorised capital
“Resolved that the company’s authorised share capital be and is increased from R500 000 000 divided into 1 000 000 000 ordinary par value shares of 50 cents each, to R500 000 010 divided into 1 000 000 000 ordinary par value shares of 50 cents each and 1 000 non-convertible redeemable preference par value shares of 1 cent each, by the creation of 1 000 non-convertible redeemable preference par value shares of 1 cent, having the rights and privileges set out in Article 37.”
Reason for and effect of the Special Resolution Number 1
The reason for the passing of this special resolution is so as to create in the authorised share capital of the company 1 000 non-
convertible redeemable preference shares having the rights, privileges and restrictions referred to in Article 37 of the Articles of
Association of the company. The effect of the passing of this special resolution is that the authorised share capital of the company shall be increased by the creation of non-convertible redeemable preference share capital referred to therein.
Special Resolution Number 2
Amendment to Articles of Association of the Company
“Resolved that, subject to the passing and registration of special resolution number 1, the company, in terms of section 62(1)
of the Act, amend its Articles of Association by the insertion of a new Article 37 after the existing Article 36 as follows:
37.   Rights and privileges attaching to the non-convertible redeemable preference shares
The rights and privileges attaching to the non-convertible redeemable preference shares in the share capital of the Company shall be the following:
37.1   The non-convertible redeemable preference shares in the share capital of the Company shall be allotted and issued at such premium per non-convertible redeemable preference share as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.
37.2   The non-convertible redeemable preference shares shall confer the right to receive out of the profits of the Company available for distribution as determined by the Company from time to time or out of capital, subject to section 90 of the Act, such dividend as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares, such dividend to be calculated, authorised, declared and paid in such manner and on such dates as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.

NOTICE OF ANNUAL GENERAL MEETING continued
GOLD FIELDS 2007

37.3   In the event of a winding-up of the Company, the holders of the non-convertible redeemable preference shares shall be entitled to receive in full out of the assets of the Company and in priority to the ordinary shares in the share capital of the Company, such amount as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.
37.4   The non-convertible redeemable preference shares may confer further rights to participate in the profits or assets of the Company, as determined by the directors at the time of and in respect of each allotment of non-convertible redeemable preference shares.
37.5   Subject to the provisions of the Act, the non-convertible redeemable preference shares shall be liable to be redeemed on such basis as may be determined by the directors at the time of and in respect of each allotment of the non-
convertible redeemable preference shares.
37.6   The Company shall, subject to the provisions of the Act, be entitled to redeem the premium payable on redemption of the non-convertible redeemable preference shares out of its share premium account or any other permitted source on such basis as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.
37.7   Unless otherwise determined by the directors at the time of each allotment of the non-convertible redeemable preference shares, a non-convertible redeemable preference share shall entitle the holder thereof to receive notice of and attend at any general meeting of the Company, but not to vote except –
37.7.1   during any period determined in accordance with 37.8, during which any dividend or any part of any dividend on such non-convertible redeemable preference shares or any redemption payment thereon remains in arrear and unpaid; or
37.7.2   in regard to any resolution proposed which directly affects any of the rights attached to such non-convertible redeemable preference shares or the interests of the holders thereof, including a resolution for the winding-
up of the Company or for the reduction of its capital.
37.8   The period referred to in 37.7.1 shall be a period commencing on a date specified by the directors at the time of each allotment of the non-convertible redeemable preference shares, not being more than six months after the due date of the dividend of redemption payment in question, or, where no due date is specified, after the end of the financial year of the Company in respect of which such dividend accrues or such redemption payment became due.
37.9   Subject to the provisions of the Act and Article 37.7, holders of the non-convertible redeemable preference shares shall, upon a poll, be entitled to that proportion of the total votes in the Company which the aggregate of the par value of the non-convertible redeemable preference shares held by such holders bears to the aggregate of the par values of all shares entitled to vote at a general meeting of the Company. On a show of hands any non-convertible redeemable preference shareholder entitled to vote in terms of Article 37.7 shall be entitled to one vote.
37.10 A holder of any non-convertible redeemable preference share shall, when that holder is entitled to vote in respect of a resolution for which a shareholders’ resolution is required in terms of the JSE Listings Requirements, have
(on the basis of the provisions set out in Section 185(4)(b) of the Companies Act).
(a)
the number of votes in respect of all non-convertible redeemable preference shares of a class held by that holder, which is calculated (based on the number of votes attributable to the relevant shares using their par value) pro rata to all the issued non-convertible redeemable preference shares, irrespective of class, of the company, which issued non-convertible redeemable preference shares are entitled to be voted at the relevant meeting:
(b)
which number of votes shall be limited to that non-convertible redeemable preference shareholder’s said pro rata portion of the number of votes equal to 25% less one vote, of the number of votes to which all shareholders (including the holders of non-convertible redeemable preference shares of whatever class)
are entitled to cast (based on the number of votes attributable to the relevant shares using their par value)
at the said meeting (with any cumulative fraction of a vote in respect of any shares held by a non-convertible redeemable preference shareholder rounded down to the nearest whole number).
37.11  Upon issue of the non-convertible redeemable preference shares the Company will make an announcement on
SENS advising shareholders of the terms upon which the non-convertible redeemable preference shares were issued.”

GOLD FIELDS 2007

Reason for and effect of the Special Resolution Number 2
Non-convertible redeemable preference shares are after-tax funding instruments.
The reason for the passing of this special resolution is to provide the company with a mechanism to raise cost-effective capital equivalent to debt finance as part of a general capital management programme which, in the opinion of the directors, is deemed appropriate for the activities of the company.
The effect of the passing of this special resolution is that it will provide the company with a mechanism to achieve flexibility and access economical and efficient funding in order to finance the company’s future working capital requirements, capital expenditure and for other corporate purposes without diluting the ordinary share capital of the company.
Special Resolution Number 3
Acquisition of company’s own shares
“Resolved that, pursuant to the articles of association of the company, the company or any subsidiary of the company is hereby authorised by way of general approval, to from time to time acquire ordinary shares in the share capital of the company in accordance with the Companies Act, 61 of 1973 and the JSE Listings Requirements, provided that:
i.
the number of ordinary shares acquired in any one financial year shall not exceed 20 per cent of the ordinary shares in issue at the date on which this resolution is passed;
ii.
this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;
iii.
the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;
iv. the company only appoints one agent to effect any repurchase (s) on its behalf;
v.
the price paid per ordinary share may not be greater than 10 per cent above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;
vi.
the number of shares purchased by subsidiaries of the company shall not exceed 10 per cent in the aggregate of the number of issued shares in the company at the relevant times;
vii.   the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements;
viii.   after a repurchase, the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements; and
ix.
an announcement containing full details of such acquisitions of shares will be published as soon as the company and /or its subsidiaries have acquired shares constituting, on a cumulative basis 3 per cent of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3 per cent in aggregate of the initial number acquired thereafter.”
Explanatory Note on Special Resolution Number 3
The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue. At the present time, the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20 per cent of the company’s issued ordinary shares, to use the general authority to repurchase shares of the company or Group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:

NOTICE OF ANNUAL GENERAL MEETING continued
GOLD FIELDS 2007

i.
the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;
ii.
recognised and measured in accordance with the accounting policies used in the latest audited annual Group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;
iii.
the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and
iv.
the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.
The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company’s shares on the open market.
The JSE Listings Requirements require, in terms of section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:
•
Directors and management – refer to pages 10 to 13 of the annual report
•
Major beneficial shareholders – refer to page 245 of the annual financial report
•
Directors’ interests in ordinary shares – refer to page 179 of the annual financial report
•
Share capital of the company – refer to page 175 of the annual financial report
The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group’s financial position.
The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE Listings Requirements.
Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or London transfer office of the company at least 24 hours before the time of the meeting.
By order of the directors
C Farrel
Corporate Secretary
Johannesburg
6 September 2007

ADMINISTRATION AND CORPORATE INFORMATION
GOLD FIELDS 2007

Corporate Secretary
Cain Farrel
Telephone:   (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
Johannesburg
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone:   (+27)(11) 644 2400
Facsimile: (+27)(11) 644 0626
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone:   (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depositary Receipts
Transfer Agent
Bank of New York
Shareholder Relations
PO Box 11258
New York, NY20286 – 1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123
Investor Relations
Head of Investor Relations
Nerina Bodasing
Telephone:   (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
Willie Jacobsz
Telephone:   (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Telephone:   +27 (11) 370 5000
Facsimile: +27 (11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone:   (+44)(20) 8639 2000
Facsimile: (+44)(20 8658 3430
Website
http://www.goldfields.co.za
http://www.gold-fields.com

GLOSSARY OF TERMS
GOLD FIELDS 2007

ABET
Adult Basic Education and Training
AS/NZ 4801
Australian occupational health and safety management
standards
Backfill
Material generally sourced from mine residues and utilised
for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity
BEE
Black Economic Empowerment. Black Economic
Empowerment seeks to ensure that black persons within
South Africa gain a significant degree of control in the
economy through the possession of equity stakes and the
holding of management positions within an institution
Box hole
A short raise or opening drive above a drift for the purpose of drawing ore from a stope, or to permit access
Blasthole
A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock
Breast mining
A mining method whereby the direction of mining is in the
direction of strike
Bulk mining
Any large-scale, mechanised method of mining involving
many thousands of tons of ore being brought to surface
each day
BVQI
Bureau Veritas Qualite International is a leading global and independent certification body that audits and certifies
whether company systems meet the requirements of ISO
standards
Carbon-in-Leach
The recovery process in which gold is leached from gold ore
pulp by cyanide and simultaneously adsorbed onto activated
carbon granules in the same vessel. The loaded carbon is
then separated from the pulp for subsequent gold removal by
elution. The process is typically employed where there is a
naturally occurring gold adsorbent in the ore
Carbon-in-Pulp
The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated
carbon granules in separate vessels. The loaded carbon is
then separated from the pulp for subsequent gold removal
by elution
Capital expenditure
Specific project or ongoing expenditure for replacement or
additional equipment, materials or infrastructure
Cash costs
Namely direct mining costs, direct processing costs, direct
general and administration costs, consulting fees, management fees, bullion transport and refining charges
Channel
Water course, also in this sense sedimentary material course
Collective Bargaining Agreement
Collective Bargaining Agreement means a written agreement
concerning terms and conditions of employment or any other
matter of mutual interest concluded by a trade union(s) and
the company
Co-morbidity
Medical term for diseases that commonly co-exist to increase the risk of morbidity
Comminution
The term used to describe the process by which ore is
reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
Concentrate
A metal-rich product resulting from a mineral enrichment
process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the
waste material in the ore
Conglomerate
Sedimentary rock comprising eroded, rounded particles
Crosscut
A horizontal underground drive developed perpendicular to
the strike direction of the stratigraphy

GOLD FIELDS 2007

Cut-off-grade
The grade of mineralised rock which determines as to
whether or not it is economic to recover its gold content by further concentration
Decline
A surface or sub-surface excavation in the form of a tunnel
which is developed from the uppermost point downward
Depletion
An accounting device, recognising the consumption of an ore
deposit, a mine’s principal asset
Development
Underground work carried out for the purpose of opening up
a mineral deposit, includes shaft sinking, cross-cutting,
drifting and raising
Diamond drill
A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections
Dilution
Waste which is unavoidably mined with ore
Dip
Angle of inclination of a geological feature/rock from the
horizontal
Drill-hole
Method of sampling rock that has not been exposed
Dyke
Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of
weakness
Elution
The chemical process of desorbing gold from activated
carbon
Face
The end of a drift, cross-cut or stope at which work is taking place
Facies
A rock unit defined by its composition, internal geometry and formation environment
Fatality rate
Number of deaths per million man-hours worked
Fault
The surface of a fracture along which movement has
occurred
Feasibility study
A comprehensive study undertaken to determine the
economic feasibility of a project; the conclusion will
determine if a production decision can be made and is used
for financing arrangements
Filtration
Process of separating usually valuable solid material from a liquid
Flotation
The process by which the surface chemistry of the desired
mineral particles is chemically modified such that they
preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or
waste minerals are chemically depressed and do not float,
thus allowing the valuable minerals to be concentrated and
separated from the undesired material
Footwall
The underlying side of an orebody or stope
Gold equivalent
Gold plus silver or another metal expressed in equivalent
ounces of gold using a conversion ratio dependent on
prevailing gold and silver prices
Grade
The measure of concentration of gold within mineralised
rock
Hanging wall
The overlying side of an orebody or slope
Haulage
A horizontal underground excavation which is used to
transport mined ore
Head grade
The average grade of ore fed to a mill/plant

GLOSSARY OF TERMS continued
GOLD FIELDS 2007

Hedging
Taking a buy or sell position in futures market. Opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change
Hydrothermal
Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features
ICVCT
Informed Consented Voluntary Counselling and Testing
Indicated Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content
can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information
gathered through appropriate techniques from locations such
as outcrops, trenches, pits, workings and drill-holes. The
locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely
enough for continuity to be assumed
Inferred Mineral Resource
That part of a Mineral Resource for which tonnage, grade
and mineral content can be estimated with a low level of
confidence. It is inferred from geological evidence and
assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate
techniques from locations such as outcrops, trenches, pits,
workings and drill-holes which may be limited or of uncertain quality and reliability
ISO 14000
International standards for organisations to implement sound environmental management systems
LDIFR
Lost Day Injury Frequency Rate. Number of lost day injuries
expressed in million man hours worked
Lock-up gold
Gold locked as a temporary inventory within a processing
plant, or sections thereof, typically milling circuits
Measured Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content
can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing
information gathered through appropriate techniques from
locations such as outcrops, trenches, pits, workings and
drillholes. The locations are spaced closely enough to
confirm geological and grade continuity
Milling
A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical
treatment to extract the valuable metals to a concentrate or finished product
Mine Health and Safety Act (MHSA)
The South African Mine Health and Safety Act, No 29 of
1996
Mineral Resource
A concentration (or occurrence) of material of economic
interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral
Resource are known, estimated from specific geological
evidence and knowledge, or interpreted from a well
constrained and portrayed geological model. Mineral
Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories
Mineral Reserve
The economically mineable material derived from a
Measured and/or Indicated Mineral Resource. It is inclusive
of diluting materials and allows for losses that may occur
when the material is mined. Appropriate assessments, which
may include feasibility studies, have been carried out,
including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal,
environmental, social and governmental factors. These
assessments demonstrate at the time of reporting that
extraction is reasonably justified. Mineral Reserves are sub-
divided in order of increasing confidence into Probable
Mineral Reserves and Proved Mineral Reserve
Mineralised
Rock in which minerals have been introduced to the point of
a potential ore deposit
Minerals Act
The South African Minerals Act, No 50 of 1999

GOLD FIELDS 2007

Normal fault
Fault in which the hanging wall moves downward relative to
the footwall
Nugget effect
A measure of the randomness of the grade distribution within a mineralised zone
NUM
National Union of Mine Workers
OHSAS
Management system standards, developed in order to
facilitate the integration of quality and occupational health and safety management systems by organisations
Payshoot
Linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade
Pillar
Rock left behind to help support the excavations in an
underground mine
Probable Mineral Reserve
The economically mineable material derived from a
Measured and/or Indicated Mineral Resource. It is estimated
with a lower level of confidence than a Proved Mineral
Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined.
Appropriate assessments, which may include feasibility
studies, have been carried out and including consideration of and modification by, realistically assumed mining,
metallurgical, economic, marketing, legal, environmental,
social and governmental factors. These assessments
demonstrate at the time of reporting that extraction is
reasonably justified
Project capital
Capital expenditure which is associated with specific projects of a non-routine nature
Proved Mineral Reserve
The economically mineable material derived from a
Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined.
Appropriate assessments, which may include feasibility
studies, have been carried out, including consideration of
and modification by realistically assumed mining,
metallurgical, economic, marketing, legal, environmental,
social and governmental factors. These assessments
demonstrate at the time of reporting that extraction is
reasonably justified
Reef
Gold bearing sedimentary horizon in the Witwatersrand
Basin
SADC
Southern African Development Community
SAMREC Code
South African Code for reporting of Mineral Resources and
Mineral Reserves
Seismic
Earthquake or earth vibration including those artificially
induced
Sequential Grid Mining
Mining method incorporating dip pillars and mined on a grid
system
Shaft
An opening cut downwards from the surface for transporting
personnel, equipment, supplies, ore and waste
Shear
A deformation resulting from stresses that cause contiguous
parts of a body to slide relative to each other in a direction parallel to their plane of contact
SLFR
Shifts lost frequency rate. Number of accidents where
14 days or more off work is lost and expressed in million
man-hours worked
Stope
The working area from which ore is extracted in an
underground mine
Stripping
The process of removing overburden or waste rock to expose
ore

GLOSSARY OF TERMS  continued
GOLD FIELDS 2007

Stripping ratio
The ratio of the amount of waste rock removed per ton of ore mined
Stratigraphy
The science of rock strata
Strike
Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip
direction
Sub-vertical shaft
An opening cut below the surface downwards from an
established surface shaft
Surface sources
Ore sources, usually dumps, tailings dams and stockpiles,
located at the surface
Tertiary shaft
An opening cut below the surface downwards from an
established sub-vertical shaft
The Base Case
The Base Case as established as part of the Financial
Models
TEBA
The Employment Bureau of Africa
Trade Union
An association of employees: whose principal purpose is to
regulate relations between employees and the company,
which has been registered; whose officials have been
elected to represent the interests of employees within the
workplace; and which is recognised for collective bargaining by the company
Total cash costs
All total cash costs are based on public quoted nominal
production costs, include retrenchment costs, rehabilitation costs, corporate costs, by-product credits for silver, sundry revenues and exclude amortisation costs and inventory
changes
Vamping
A mining method used to recover higher grade ore left in
mined stopes
Abbreviations and units
ABET
Adult Basic Education and Training
ADS
American Depository Shares
AIDS
Acquired Immune Deficiency Syndrome
ARC
Assessment & Rehabilitation Centres
ART
Antiretroviral therapy
CBO
Community based organisation
CIL
Carbon-in-leach
CIP
Carbon-in-pulp
CIS
Carbon-in solution
DCF
Discounted Cash Flow
ETF
Exchange traded fund
GFHS
Gold Fields Health Service
GRI
Global Reporting Initiative
HBC
Home Based Care
HDSA
Historically disadvantaged South Africans
HIV
Human Immunodeficiency Virus
LoM plan Life-of-Mine plan
LTIFR
Lost Time Injury Frequency Rate, quoted in
million man-hours
NGO
Non-governmental organisation
NUM
National Union of Mineworkers
NYSE
New York Stock Exchange
MCF
Mine Call Factor
OHC
Occupational Health Centre
OT
Occupational Therapy
PHC
Primary Health Clinic
PPI
Purchase Price Index
SAMREC  South African code for Reporting of Mineral
Resources and Mineral Reserves
SEC
United States Securities Exchange Commission
STI
Sexually Transmitted Infection
TB
Tuberculosis
TEC
Total Employees Costed
UASA
United Association of South Africa (a labour
organisation)
VCT
Voluntary Counselling & Testing (for HIV)
cm
centimetre
g
grams
g/t
grams per metric ton – gold concentration
Ha
a hectare
kg
a kilogram
km
a kilometre
koz
a thousand ounces
kt
a thousand metric tons
ktpa
a thousand metric tons per annum
ktpm
a thousand tons per month
m
2
a square metre
Moz
a million ounces
oz
a fine troy ounce equalling 31.10348 grams
t
a metric ton
US$
United States dollar
US$m
million United States dollar
US$/oz
United States dollar per ounce
R
South African rand
R/kg
South African rand per kilogram
Rm
million South African rand
R/t
South African rand per metric ton

GOLD FIELDS 2007
PROXY FORM
Gold Fields Limited (Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123
I/we (Name in block letters)
of (Address in block letters)
being a shareholder(s) of Gold Fields Limited
hereby appoint of
or, failing him/her of
or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Friday, 2 November 2007 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:
For
Against
Abstain
Ordinary resolution number 1
Adoption of financial statements
Ordinary resolution number 2
Re-election of Ms G Marcus as a director
Ordinary resolution number 3
Re-election of Mr K Ansah as a director
Ordinary resolution number 4
Re-election of Dr PJ Ryan as a director
Ordinary resolution number 5
Placement of shares under the control of the directors
Ordinary resolution number 6
Issuing equity securities for cash
Ordinary resolution number 7
Award of rights to non-executive directors under The Gold Fields Limited 2005
Non-executive Share Plan
Ordinary resolution number 8
Increase of directors’ fees
Ordinary resolution number 9
Placement of non-convertible redeemable preference shares under the control of the directors
Special resolution number 1
Increase in authorised capital
Special resolution number 2
Amendment to Articles of Association of the Company
Special resolution number 3
Acquisition of company’s own shares
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Please indicate with an “X” in the appropriate spaces above how you wish your votes to be cast.
If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.
Signed at on 2007
Name in block letters
Signature
Assisted by me (where applicable)
This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York

NOTES TO FORM OF PROXY
GOLD FIELDS 2007
1. A form of proxy is only to be completed by those shareholders:
–  holding shares in certified form; or
–  recorded on sub-register electronic form in “own name”.
2.
All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant
(CSDP) or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.
3.
A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting “the chairman of the meeting”, but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.
4.
A shareholder’s instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholder’s votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholder’s votes exercisable at that meeting.
5. Any alteration or correction made to this Proxy Form must be initialled by the signatory/ies.
6.
Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.
7. When there are joint holders of shares, any one holder may sign the Proxy Form.
8. Where applicable spouses consent must be obtained.
9.
The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
10.  Completed Proxy Forms should be returned to the registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Wednesday, 31 October 2007.
Transfer offices
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430

24 St Andrews Road
Parktown 2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
South Africa
www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 September 2007

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs